# SCHEDULE OF INVESTMENTS

## Old Mutual Analytic Defensive Equity Fund
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **COMMON STOCK — 104.5%** | | |
| **Advertising Agencies — 0.5%** | | |
| Interpublic Group* (C) | 409,536 | $ 5,193 |
| Total Advertising Agencies | | 5,193 |
| **Aerospace/Defense — 1.5%** | | |
| Boeing (C) | 157,703 | 14,666 |
| Total Aerospace/Defense | | 14,666 |
| **Agricultural Chemicals — 0.1%** | | |
| Mosaic* | 48,838 | 1,441 |
| Total Agricultural Chemicals | | 1,441 |
| **Agricultural Operations — 0.8%** | | |
| Archer-Daniels-Midland (C) | 207,735 | 8,039 |
| Total Agricultural Operations | | 8,039 |
| **Airlines — 0.3%** | | |
| AMR* (C) | 97,277 | 2,538 |
| UAL* | 22,363 | 747 |
| Total Airlines | | 3,285 |
| **Apparel Manufacturers — 0.3%** | | |
| Hanesbrands* (C) | 102,272 | 2,719 |
| Total Apparel Manufacturers | | 2,719 |
| **Appliances — 0.8%** | | |
| Whirlpool | 74,147 | 7,861 |
| Total Appliances | | 7,861 |
| **Auto-Cars/Light Trucks — 1.9%** | | |
| Ford Motor (C) | 1,092,979 | 8,787 |
| General Motors (C) | 312,967 | 9,774 |
| Total Auto-Cars/Light Trucks | | 18,561 |
| **Auto/Truck Parts & Equipment-Original — 1.2%** | | |
| Johnson Controls | 67,463 | 6,903 |
| TRW Automotive Holdings* | 141,407 | 5,241 |
| Total Auto/Truck Parts & Equipment-Original | | 12,144 |
| **Broadcast Services/Programming — 0.0%** | | |
| Clear Channel Communications (C) | 8,484 | 301 |
| Total Broadcast Services/Programming | | 301 |
| **Building Products-Air & Heating — 0.2%** | | |
| Lennox International | 44,654 | 1,510 |
| Total Building Products-Air & Heating | | 1,510 |
| **Cable TV — 4.1%** | | |
| Cablevision Systems, Cl A* (C) | 597,736 | 19,594 |
| Comcast, Cl A* (C) | 298,759 | 7,965 |
| Directv Group* (C) | 268,708 | 6,406 |
| EchoStar Communications, Cl A* (C) | 128,265 | 5,968 |
| Total Cable TV | | 39,933 |

| Description | Shares | Value (000) |
|---|---|---|
| **Casino Hotels — 0.0%** | | |
| Harrah's Entertainment (C) | 2,114 | $ 180 |
| Total Casino Hotels | | 180 |
| **Cellular Telecommunications — 0.9%** | | |
| US Cellular* | 124,619 | 9,035 |
| Total Cellular Telecommunications | | 9,035 |
| **Chemicals-Specialty — 0.2%** | | |
| Hercules* (C) | 103,324 | 1,947 |
| Total Chemicals-Specialty | | 1,947 |
| **Commercial Services-Finance — 1.3%** | | |
| Western Union | 594,947 | 12,524 |
| Total Commercial Services-Finance | | 12,524 |
| **Computer Aided Design — 0.0%** | | |
| Autodesk* (C) | 3,176 | 131 |
| Total Computer Aided Design | | 131 |
| **Computer Services — 3.1%** | | |
| Computer Sciences* (C) | 297,642 | 16,531 |
| Electronic Data Systems (C) | 455,239 | 13,311 |
| Unisys* | 39,268 | 308 |
| Total Computer Services | | 30,150 |
| **Computers — 7.3%** | | |
| Dell* (C) | 174,049 | 4,388 |
| Hewlett-Packard (C) | 713,518 | 30,067 |
| International Business Machines (C) | 364,133 | 37,218 |
| Total Computers | | 71,673 |
| **Computers-Integrated Systems — 0.2%** | | |
| NCR* | 45,301 | 2,283 |
| Total Computers-Integrated Systems | | 2,283 |
| **Consumer Products-Miscellaneous — 0.5%** | | |
| Clorox (C) | 68,431 | 4,590 |
| Total Consumer Products-Miscellaneous | | 4,590 |
| **Containers-Metal/Glass — 1.5%** | | |
| Crown Holdings* (C) | 328,081 | 7,930 |
| Owens-Illinois* | 232,519 | 6,996 |
| Total Containers-Metal/Glass | | 14,926 |
| **Cosmetics & Toiletries — 0.0%** | | |
| Bare Escentuals* (C) | 6,078 | 246 |
| Total Cosmetics & Toiletries | | 246 |
| **Data Processing/Management — 0.1%** | | |
| First Data (C) | 22,562 | 731 |
| Total Data Processing/Management | | 731 |
| **Distribution/Wholesale — 1.5%** | | |
| Ingram Micro, Cl A* (C) | 448,970 | 8,809 |
| Tech Data* | 155,941 | 5,542 |
| Total Distribution/Wholesale | | 14,351 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Analytic Defensive Equity Fund
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Diversified Manufacturing Operations — 4.2%** | | |
| Honeywell International (C) | 348,668 | $ 18,891 |
| Tyco International | 678,522 | 22,140 |
| Total Diversified Manufacturing Operations | | 41,031 |
| **E-Commerce/Products — 0.5%** | | |
| Amazon.com* (C) | 83,006 | 5,091 |
| Total E-Commerce/Products | | 5,091 |
| **Electric-Integrated — 2.6%** | | |
| CMS Energy (C) | 133,353 | 2,470 |
| Northeast Utilities | 14,180 | 456 |
| PG&E | 167,333 | 8,468 |
| Public Service Enterprise Group | 146,987 | 12,707 |
| TXU | 16,623 | 1,090 |
| Total Electric-Integrated | | 25,191 |
| **Electronic Components-Miscellaneous — 0.0%** | | |
| Solectron* | 117,292 | 393 |
| Total Electronic Components-Miscellaneous | | 393 |
| **Electronic Components-Semiconductors — 1.0%** | | |
| Intel (C) | 225,721 | 4,853 |
| Nvidia* | 47,663 | 1,568 |
| Texas Instruments | 84,855 | 2,916 |
| Total Electronic Components-Semiconductors | | 9,337 |
| **Electronic Parts Distribution — 2.8%** | | |
| Arrow Electronics* (C) | 533,436 | 21,082 |
| Avnet* (C) | 152,257 | 6,227 |
| Total Electronic Parts Distribution | | 27,309 |
| **Engineering/R&D Services — 1.0%** | | |
| Fluor (C) | 24,379 | 2,331 |
| Jacobs Engineering Group* | 110,332 | 5,564 |
| KBR* | 78,145 | 1,615 |
| Shaw Group* | 2,163 | 70 |
| Total Engineering/R&D Services | | 9,580 |
| **Fiduciary Banks — 0.0%** | | |
| Mellon Financial | 7,375 | 317 |
| Total Fiduciary Banks | | 317 |
| **Finance-Commercial — 0.0%** | | |
| CIT Group (C) | 211 | 12 |
| Total Finance-Commercial | | 12 |
| **Finance-Consumer Loans — 0.1%** | | |
| First Marblehead (C) | 5,988 | 217 |
| SLM | 11,142 | 600 |
| Total Finance-Consumer Loans | | 817 |
| **Finance-Investment Banker/Broker — 8.6%** | | |
| AG Edwards (C) | 50,125 | 3,631 |
| Citigroup (C) | 475,687 | 25,506 |
| E*trade Group* (C) | 54,220 | 1,197 |
| JPMorgan Chase | 705,003 | 36,731 |
| Lehman Brothers Holdings | 84,293 | 6,346 |
| Merrill Lynch | 27,049 | 2,441 |

| Description | Shares | Value (000) |
|---|---|---|
| **Finance-Investment Banker/Broker — continued** | | |
| Morgan Stanley | 97,510 | $ 8,192 |
| Total Finance-Investment Banker/Broker | | 84,044 |
| **Finance-Mortgage Loan/Banker — 0.0%** | | |
| Fannie Mae (C) | 6,659 | 392 |
| Total Finance-Mortgage Loan/Banker | | 392 |
| **Food-Meat Products — 1.1%** | | |
| Tyson Foods, Cl A | 495,293 | 10,381 |
| Total Food-Meat Products | | 10,381 |
| **Food-Retail — 1.2%** | | |
| Kroger | 283,329 | 8,361 |
| Safeway | 87,906 | 3,191 |
| Total Food-Retail | | 11,552 |
| **Food-Wholesale/Distribution — 0.2%** | | |
| Sysco | 54,962 | 1,799 |
| Total Food-Wholesale/Distribution | | 1,799 |
| **Health Care Cost Containment — 2.4%** | | |
| McKesson | 397,712 | 23,397 |
| Total Health Care Cost Containment | | 23,397 |
| **Hotels & Motels — 0.1%** | | |
| Marriott International, Cl A | 31,233 | 1,412 |
| Total Hotels & Motels | | 1,412 |
| **Human Resources — 0.1%** | | |
| Manpower | 13,772 | 1,105 |
| Total Human Resources | | 1,105 |
| **Independent Power Producer — 0.0%** | | |
| Reliant Energy* | 6,693 | 149 |
| Total Independent Power Producer | | 149 |
| **Insurance Brokers — 0.3%** | | |
| AON (C) | 29,084 | 1,127 |
| Marsh & McLennan | 52,067 | 1,654 |
| Total Insurance Brokers | | 2,781 |
| **Life/Health Insurance — 0.3%** | | |
| Cigna (C) | 12,281 | 1,911 |
| Conseco* (C) | 39,505 | 699 |
| Total Life/Health Insurance | | 2,610 |
| **Machinery-Construction & Mining — 0.1%** | | |
| Terex* | 9,254 | 720 |
| Total Machinery-Construction & Mining | | 720 |
| **Machinery-Pumps — 0.3%** | | |
| Flowserve (C) | 43,039 | 2,626 |
| Total Machinery-Pumps | | 2,626 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Analytic Defensive Equity Fund
### April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Medical Products — 1.3%** | | |
| Baxter International (C) | 23,596 | $ 1,336 |
| Johnson & Johnson | 182,449 | 11,717 |
| Total Medical Products | | 13,053 |
| **Medical-Biomedical/Genetic — 0.1%** | | |
| Genentech* (C) | 9,391 | 751 |
| Total Medical-Biomedical/Genetic | | 751 |
| **Medical-Drugs — 0.0%** | | |
| Bristol-Myers Squibb (C) | 800 | 23 |
| Total Medical-Drugs | | 23 |
| **Medical-HMO — 3.2%** | | |
| Health Net* (C) | 173,576 | 9,383 |
| Humana* (C) | 3,924 | 248 |
| Unitedhealth Group | 233,784 | 12,405 |
| WellPoint* | 118,687 | 9,373 |
| Total Medical-HMO | | 31,409 |
| **Medical-Wholesale Drug Distributors — 3.6%** | | |
| AmerisourceBergen (C) | 249,726 | 12,484 |
| Cardinal Health (C) | 332,111 | 23,231 |
| Total Medical-Wholesale Drug Distributors | | 35,715 |
| **Metal-Diversified — 0.3%** | | |
| Freeport-McMoRan Copper & Gold (C) | 51,050 | 3,429 |
| Total Metal-Diversified | | 3,429 |
| **Multi-Line Insurance — 6.0%** | | |
| ACE (C) | 136,731 | 8,130 |
| American Financial Group (C) | 25,607 | 903 |
| American National Insurance (C) | 765 | 100 |
| CNA Financial (C) | 46,779 | 2,183 |
| Loews (C) | 405,131 | 19,171 |
| Metlife | 436,982 | 28,710 |
| Total Multi-Line Insurance | | 59,197 |
| **Multimedia — 0.5%** | | |
| Walt Disney (C) | 151,208 | 5,289 |
| Total Multimedia | | 5,289 |
| **Non-Hazardous Waste Disposal — 0.0%** | | |
| Allied Waste Industries* (C) | 30,453 | 407 |
| Total Non-Hazardous Waste Disposal | | 407 |
| **Office Automation & Equipment — 0.0%** | | |
| Xerox* | 16,218 | 300 |
| Total Office Automation & Equipment | | 300 |
| **Oil & Gas Drilling — 0.1%** | | |
| Pride International* | 17,983 | 590 |
| Total Oil & Gas Drilling | | 590 |
| **Oil Companies-Integrated — 11.1%** | | |
| Chevron (C) | 464,681 | 36,148 |
| ConocoPhillips (C) | 41,345 | 2,867 |

| Description | Shares | Value (000) |
|---|---|---|
| **Oil Companies-Integrated — continued** | | |
| Exxon Mobil | 688,038 | $ 54,616 |
| Hess (C) | 106,453 | 6,041 |
| Marathon Oil | 86,063 | 8,740 |
| Occidental Petroleum | 13,417 | 680 |
| Total Oil Companies-Integrated | | 109,092 |
| **Oil Refining & Marketing — 0.0%** | | |
| Tesoro | 402 | 49 |
| Total Oil Refining & Marketing | | 49 |
| **Pharmacy Services — 1.2%** | | |
| Medco Health Solutions* | 145,960 | 11,388 |
| Total Pharmacy Services | | 11,388 |
| **Photo Equipment & Supplies — 0.9%** | | |
| Eastman Kodak (C) | 348,319 | 8,677 |
| Total Photo Equipment & Supplies | | 8,677 |
| **Printing-Commercial — 1.3%** | | |
| RR Donnelley & Sons | 323,172 | 12,992 |
| Total Printing-Commercial | | 12,992 |
| **Property/Casualty Insurance — 1.0%** | | |
| First American (C) | 129,891 | 6,690 |
| Travelers | 57,289 | 3,099 |
| Total Property/Casualty Insurance | | 9,789 |
| **Reinsurance — 0.2%** | | |
| Transatlantic Holdings | 22,626 | 1,572 |
| Total Reinsurance | | 1,572 |
| **REITs-Apartments — 0.4%** | | |
| AvalonBay Communities (C) | 31,204 | 3,815 |
| Total REITs-Apartments | | 3,815 |
| **REITs-Diversified — 0.3%** | | |
| Rayonier | 62,083 | 2,693 |
| Total REITs-Diversified | | 2,693 |
| **REITs-Hotels — 0.3%** | | |
| Host Hotels & Resorts (C) | 119,193 | 3,056 |
| Total REITs-Hotels | | 3,056 |
| **Rental Auto/Equipment — 0.1%** | | |
| Hertz Global Holdings* (C) | 24,681 | 491 |
| Total Rental Auto/Equipment | | 491 |
| **Retail-Automobile — 0.3%** | | |
| Autonation* (C) | 25,916 | 529 |
| Carmax* | 7,950 | 198 |
| United Auto Group | 118,823 | 2,410 |
| Total Retail-Automobile | | 3,137 |
| **Retail-Consumer Electronics — 0.4%** | | |
| Best Buy (C) | 83,702 | 3,905 |
| Total Retail-Consumer Electronics | | 3,905 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Analytic Defensive Equity Fund
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Retail-Discount — 2.8%** | | |
| Target | 107,408 | $ 6,377 |
| TJX | 34,211 | 954 |
| Wal-mart | 409,892 | 19,642 |
| Total Retail-Discount | | 26,973 |
| **Retail-Drug Store — 0.1%** | | |
| CVS (C) | 23,141 | 839 |
| Total Retail-Drug Store | | 839 |
| **Retail-Major Department Store — 0.6%** | | |
| JC Penney | 4,354 | 344 |
| Sears Holdings* | 31,182 | 5,953 |
| Total Retail-Major Department Store | | 6,297 |
| **Retail-Office Supplies — 0.4%** | | |
| Office Depot* | 107,710 | 3,621 |
| Total Retail-Office Supplies | | 3,621 |
| **Retail-Regional Department Store — 0.1%** | | |
| Dillard's, Cl A (C) | 41,045 | 1,421 |
| Total Retail-Regional Department Store | | 1,421 |
| **Rubber-Tires — 0.8%** | | |
| Goodyear Tire & Rubber* (C) | 230,987 | 7,683 |
| Total Rubber-Tires | | 7,683 |
| **Semiconductor Components-Integrated Circuits — 0.1%** | | |
| Atmel* (C) | 143,898 | 766 |
| Total Semiconductor Components-Integrated Circuits | | 766 |
| **Semiconductor Equipment — 0.5%** | | |
| Applied Materials (C) | 239,074 | 4,595 |
| Lam Research* | 4,155 | 223 |
| Total Semiconductor Equipment | | 4,818 |
| **Super-Regional Banks-US — 3.1%** | | |
| Bank of America (C) | 297,274 | 15,131 |
| Capital One Financial (C) | 40,014 | 2,972 |
| PNC Financial Services Group | 112,064 | 8,304 |
| Wells Fargo | 103,095 | 3,700 |
| Total Super-Regional Banks-US | | 30,107 |
| **Telecommunications Services — 0.3%** | | |
| Embarq (C) | 47,106 | 2,828 |
| Total Telecommunications Services | | 2,828 |
| **Telephone-Integrated — 2.8%** | | |
| AT&T | 261,196 | 10,114 |
| Qwest Communications International* | 674,525 | 5,990 |
| Sprint Nextel | 272,010 | 5,448 |
| Verizon Communications | 165,955 | 6,336 |
| Total Telephone-Integrated | | 27,888 |

| Description | Shares/Face Amount (000) | Value (000) |
|---|---|---|
| **Tobacco — 2.4%** | | |
| Loews - Carolina Group | 306,910 | $ 23,488 |
| Total Tobacco | | 23,488 |
| **Transport-Services — 2.4%** | | |
| FedEx (C) | 194,176 | 20,474 |
| Ryder System | 50,779 | 2,673 |
| Total Transport-Services | | 23,147 |
| **Web Portals/ISP — 0.3%** | | |
| Google, Cl A* (C) | 5,417 | 2,554 |
| Total Web Portals/ISP | | 2,554 |
| Total Common Stock | | |
| (Cost $905,795) | | 1,023,715 |
| **TREASURY BILL — 6.5%** | | |
| United States Treasury Bill 4.960%, 07/05/07 (B) | $ 63,640 | 63,093 |
| Total Treasury Bill | | |
| (Cost $63,074) | | 63,093 |
| **CASH EQUIVALENT — 4.4%** | | |
| HighMark Diversified Money Market Fund Cl I, 4.86% (A) | 5,159,099 | 5,159 |
| Union Bank of California Money Market Fund, Cl I, 4.47% (A) | 38,159,720 | 38,160 |
| Total Cash Equivalent | | |
| (Cost $43,319) | | 43,319 |
| **WARRANTS — 0.0%** | | |
| Raytheon, Expires 6/16/11 | 528 | 9 |
| Total Warrants | | |
| (Cost $—) | | 9 |
| Total Investments — 115.4% † (Cost $1,012,188) | | 1,130,136 |
| **SECURITIES SOLD SHORT — (17.3)%** | | |
| **Advertising Services — (0.1)%** | | |
| Getty Images* | (11,377) | (592) |
| Total Advertising Services | | (592) |
| **Airlines — (0.8)%** | | |
| Southwest Airlines | (558,663) | (8,017) |
| Total Airlines | | (8,017) |
| **Applications Software — (0.1)%** | | |
| Red Hat* | (36,284) | (767) |
| Salesforce.com* | (11,428) | (480) |
| Total Applications Software | | (1,247) |
| **Broadcast Services/Programming — (1.6)%** | | |
| Discovery, Cl A* | (547,905) | (11,917) |
| Liberty Media Capital, Cl A* | (24,993) | (2,823) |
| Total Broadcast Services/Programming | | (14,740) |

# SCHEDULE OF INVESTMENTS

## Old Mutual Analytic Defensive Equity Fund
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Building-Residential/Commercial — (1.4)%** | | |
| Beazer Homes USA | (2,381) | $ (79) |
| MDC Holdings | (147,362) | (7,554) |
| Standard Pacific | (291,638) | (6,081) |
| Total Building-Residential/Commercial | | (13,714) |
| **Coal — (0.1)%** | | |
| Foundation Coal Holdings | (25,784) | (1,016) |
| Total Coal | | (1,016) |
| **Commercial Banks-Eastern US — (0.0)%** | | |
| Valley National Bancorp | (13,388) | (340) |
| Total Commercial Banks-Eastern US | | (340) |
| **Commercial Banks-Western US — (0.2)%** | | |
| East West Bancorp | (40,222) | (1,603) |
| Total Commercial Banks-Western US | | (1,603) |
| **Computers-Memory Devices — (0.4)%** | | |
| Sandisk* | (81,841) | (3,556) |
| Total Computers-Memory Devices | | (3,556) |
| **Consulting Services — (0.9)%** | | |
| Corporate Executive Board | (145,028) | (9,230) |
| Total Consulting Services | | (9,230) |
| **Data Processing/Management — (1.6)%** | | |
| Automatic Data Processing | (12,531) | (561) |
| Global Payments | (12,795) | (486) |
| Fair Isaac | (116,062) | (4,145) |
| Paychex | (286,865) | (10,643) |
| Total Data Processing/Management | | (15,835) |
| **Diversified Operations — (0.6)%** | | |
| Leucadia National | (207,971) | (6,268) |
| Total Diversified Operations | | (6,268) |
| **Electronic Components-Miscellaneous — (1.5)%** | | |
| Gentex | (847,992) | (15,094) |
| Total Electronic Components-Miscellaneous | | (15,094) |
| **Electronic Components-Semiconductors — (1.1)%** | | |
| PMC-Sierra* | (255,151) | (1,972) |
| Rambus* | (386,719) | (7,661) |
| Silicon Laboratories* | (36,692) | (1,204) |
| Total Electronic Components-Semiconductors | | (10,837) |
| **Food-Retail — (0.1)%** | | |
| Whole Foods Market | (11,708) | (548) |
| Total Food-Retail | | (548) |
| **Machinery-Print Trade — (0.1)%** | | |
| Zebra Technology, Cl A* | (27,937) | (1,112) |
| Total Machinery-Print Trade | | (1,112) |
| **Medical Instruments — (0.1)%** | | |
| Intuitive Surgical* | (9,182) | (1,191) |
| Total Medical Instruments | | (1,191) |
| **Medical Products — (0.6)%** | | |
| Cooper Companies | (117,432) | $ (6,001) |
| Total Medical Products | | (6,001) |
| **Oil Companies-Exploration & Production — (1.3)%** | | |
| Pogo Producing | (157,883) | (7,619) |
| Quicksilver Resource* | (110,501) | (4,626) |
| Total Oil Companies-Exploration & Production | | (12,245) |
| **Pipelines — (0.6)%** | | |
| Spectra Energy | (233,180) | (6,086) |
| Total Pipelines | | (6,086) |
| **Research & Development — (0.1)%** | | |
| Pharmaceutical Product Development | (36,043) | (1,300) |
| Total Research & Development | | (1,300) |
| **Retirement/Aged Care — (0.8)%** | | |
| Brookdale Senior Living | (171,029) | (7,766) |
| Total Retirement/Aged Care | | (7,766) |
| **S&L/Thrifts-Eastern US — (1.7)%** | | |
| Hudson City Bancorp | (1,234,901) | (16,449) |
| Total S&L/Thrifts-Eastern US | | (16,449) |
| **Schools — (0.3)%** | | |
| Apollo Group, Cl A* | (8,922) | (422) |
| Career Education* | (24,232) | (716) |
| ITT Educational Services* | (15,196) | (1,477) |
| Total Schools | | (2,615) |
| **Telecommunications Equipment-Fiber Optics — (0.2)%** | | |
| Ciena* | (55,187) | (1,609) |
| Total Telecommunications Equipment-Fiber Optics | | (1,609) |
| **Therapeutics — (0.2)%** | | |
| Amylin Pharmaceticals* | (54,255) | (2,242) |
| Total Therapeutics | | (2,242) |
| **Transport-Marine — (0.6)%** | | |
| Overseas Shipholding Group | (87,440) | (6,190) |
| Total Transport-Marine | | (6,190) |
| **Water — (0.2)%** | | |
| Aqua America | (78,735) | (1,740) |
| Total Water | | (1,740) |
| Total Securities Sold Short (Proceeds $(169,351)) | | (169,183) |
| **WRITTEN INDEX OPTION CONTRACTS — (1.2)%** | | |
| Amex Airline Index May 2007 52.5 Call* | (1,300) | (72) |
| Amex Biotechnology Index May 2007 820 Call* | (425) | (727) |
| CBOE Technology Index May 2007 700 Call* | (500) | (695) |

# SCHEDULE OF INVESTMENTS

## Old Mutual Analytic Defensive Equity Fund
April 30, 2007 (Unaudited)

| Description | Shares | | Value (000) |
|---|---:|---|---:|
| **WRITTEN INDEX OPTION CONTRACTS — CONTINUED** | | | |
| Morgan Stanley Consumer Index | | | |
| May 2007 740 Call* | (475) | $ | (238) |
| PHLX Semiconductor Index | | | |
| May 2007 485 Call* | (725) | | (1,276) |
| S&P 500 Index | | | |
| May 2007 1,475 Call* | (3,700) | | (8,324) |
| Total Written Index Option Contracts | | | |
| (Proceeds $(10,796)) | | | (11,332) |
| Other Assets and Liabilities, Net — 3.1% | | | 29,924 |
| Total Net Assets — 100.0% | | $ | 979,545 |

\* Non-income producing security.

(A) The rate reported on the Schedule of Investments represents the 7-day effective yield as of April 30, 2007.

(B) Security, or portion thereof, has been pledged as collateral on open futures contracts. The rate reported on the Schedule of Investments represents the effective yield at time of purchase.

(C) All or a portion of this security is held as collateral for short sales and written index option contracts.

Cl — Class

HMO — Health Maintenance Organization

ISP — Internet Service Provider

R&D — Research and Development

REITs — Real Estate Investment Trusts

S&L — Savings and Loan

Cost figures are shown with "000's" omitted.

Amounts designated as "—" are either $0 or have been rounded to $0.

† At April 30, 2007, the tax basis cost of the Fund's investments, excluding securities sold short, futures and written option contracts was $1,012,187,892, and the unrealized appreciation and depreciation were $123,527,658 and $(5,579,660), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

# SCHEDULE OF INVESTMENTS

## Old Mutual Analytic Defensive Equity Fund
April 30, 2007 (Unaudited)

As of April 30, 2007, the Fund had the following forward foreign currency contracts outstanding:

| Maturity Date | | Currency to Deliver | | Currency to Receive | Unrealized Appreciation/ (Depreciation) |
|---|---|---|---|---|---|
| 06/20/2007 | USD | (445,524,822) | AUD | 548,000,000 | $8,855,985 |
| 06/20/2007 | USD | (66,722,825) | CHF | 80,000,000 | (186,047) |
| 06/20/2007 | USD | (187,261,190) | EUR | 137,000,000 | 49,575 |
| 06/20/2007 | USD | (221,572,260) | GBP | 112,000,000 | 2,299,240 |
| 06/20/2007 | USD | (218,329,482) | JPY | 25,700,000,000 | (1,724,074) |
| 06/20/2007 | USD | (441,472,822) | NOK | 2,660,000,000 | 6,375,093 |
| 06/20/2007 | USD | (55,244,400) | NZD | 76,000,000 | 826,289 |
| 06/20/2007 | USD | (337,668,383) | SEK | 2,300,000,000 | 6,851,524 |
| 06/20/2007 | EUR | (27,000,000) | USD | 35,592,301 | (1,322,959) |
| 06/20/2007 | GBP | (40,000,000) | USD | 77,102,960 | (2,851,147) |
| 06/20/2007 | CHF | (40,000,000) | USD | 33,041,109 | (227,280) |
| 06/20/2007 | EUR | (137,000,000) | USD | 183,361,074 | (3,949,691) |
| 06/20/2007 | GBP | (72,000,000) | USD | 140,103,000 | (3,814,393) |
| 06/20/2007 | NZD | (76,000,000) | USD | 52,839,760 | (3,230,929) |
| 06/20/2007 | CHF | (80,000,000) | USD | 66,798,929 | 262,150 |
| 06/20/2007 | JPY | (25,700,000,000) | USD | 222,283,727 | 5,678,319 |
| 06/20/2007 | CAD | (250,000,000) | USD | 218,295,425 | (7,369,175) |
| 06/20/2007 | SEK | (1,150,000,000) | USD | 171,762,281 | (497,673) |
| 06/20/2007 | NOK | (1,330,000,000) | USD | 223,566,986 | (356,972) |
| 06/20/2007 | NZD | (76,000,000) | USD | 56,438,816 | 368,127 |
| 06/20/2007 | JPY | (25,700,000,000) | USD | 218,307,227 | 1,701,819 |
| 06/20/2007 | GBP | (20,000,000) | USD | 40,059,400 | 82,346 |
| 06/20/2007 | EUR | (137,000,000) | USD | 187,242,010 | (68,755) |
| 06/20/2007 | CHF | (80,000,000) | USD | 66,716,148 | 179,370 |
| 06/20/2007 | AUD | (274,000,000) | USD | 227,992,660 | 802,256 |
| | | | | | **$8,732,998** |

AUD — Australian Dollar

CAD — Canadian Dollar

CHF — Swiss Franc

EUR — Euro

GBP — British Pound

JPY — Japanese Yen

NOK — Norwegian Krone

NZD — New Zealand Dollar

SEK — Swedish Krona

USD — U.S. Dollar

## SCHEDULE OF INVESTMENTS

## Old Mutual Analytic Defensive Equity Fund
April 30, 2007 (Unaudited)

The Fund had the following futures contracts open as of April 30, 2007:

| Contract Description | Number of Contracts | Contract Value | Expiration Date | Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|
| Amsterdam Index | 972 | $140,666,585 | 5/18/2007 | $1,167,460 |
| CAC40 Index | 968 | 78,252,842 | 5/21/2007 | 1,433,524 |
| DAX Index | (76) | (19,318,365) | 6/15/2007 | (1,760,065) |
| DJ Euro Stoxx 50 Index | 284 | 16,822,138 | 6/16/2007 | 1,279,215 |
| FTSE 100 Index | (983) | (127,117,999) | 6/16/2007 | (4,683,237) |
| Hang Seng Index | 479 | 61,525,267 | 5/30/2007 | (1,492,663) |
| IBEX 35 Index | 713 | 138,981,832 | 5/21/2007 | (5,421,792) |
| OMX Index | (5,498) | (104,664,760) | 5/25/2007 | (893,511) |
| S&P 500 Index | (237) | (88,187,700) | 6/17/2007 | (3,500,000) |
| S&P/MIB Index | 414 | 121,773,179 | 6/16/2007 | 8,482,734 |
| S&P/TSE 60 Index | (238) | (32,920,187) | 6/16/2007 | (889,853) |
| SPI 200 Index | (768) | (98,424,750) | 6/25/2007 | (4,197,113) |
| | | | | **$(10,475,301)** |

# SCHEDULE OF INVESTMENTS

## Old Mutual Analytic Global Defensive Equity Fund
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **COMMON STOCK — 43.1%** | | |
| **Advertising Agencies — 0.3%** | | |
| Interpublic Group* | 5,300 | $ 67 |
| Omnicom Group | 100 | 11 |
| Total Advertising Agencies | | 78 |
| **Aerospace/Defense — 1.1%** | | |
| Northrop Grumman | 270 | 20 |
| Raytheon | 4,544 | 243 |
| Total Aerospace/Defense | | 263 |
| **Auto-Medium & Heavy Duty Trucks — 0.4%** | | |
| Paccar (C) | 1,200 | 101 |
| Total Auto-Medium & Heavy Duty Trucks | | 101 |
| **Beverages-Wine/Spirits — 0.8%** | | |
| Constellation Brands, Cl A* | 8,900 | 199 |
| Total Beverages-Wine/Spirits | | 199 |
| **Building-Residential/Commercial — 0.3%** | | |
| Centex | 1,800 | 81 |
| Total Building-Residential/Commercial | | 81 |
| **Cable TV — 0.7%** | | |
| Comcast, Cl A* | 6,579 | 175 |
| Total Cable TV | | 175 |
| **Computer Services — 1.2%** | | |
| Computer Sciences* | 800 | 44 |
| Electronic Data Systems (C) | 8,197 | 240 |
| Total Computer Services | | 284 |
| **Computers — 1.3%** | | |
| Hewlett-Packard (C) | 5,918 | 249 |
| International Business Machines | 700 | 72 |
| Total Computers | | 321 |
| **Diversified Manufacturing Operations — 0.9%** | | |
| Danaher | 400 | 29 |
| General Electric | 4,100 | 151 |
| SPX | 500 | 35 |
| Total Diversified Manufacturing Operations | | 215 |
| **Electric-Integrated — 2.8%** | | |
| Centerpoint Energy (C) | 2,600 | 49 |
| FirstEnergy (C) | 3,003 | 205 |
| Pepco Holdings | 3,000 | 89 |
| PG&E | 5,300 | 268 |
| Progress Energy | 300 | 15 |
| Xcel Energy | 1,900 | 46 |
| Total Electric-Integrated | | 672 |
| **Electronic Components-Miscellaneous — 0.4%** | | |
| Flextronics International* | 6,000 | 67 |
| Sanmina-SCI* | 300 | 1 |
| Solectron* | 7,100 | 24 |
| Total Electronic Components-Miscellaneous | | 92 |

| Description | Shares | Value (000) |
|---|---|---|
| **Electronic Components-Semiconductors — 0.1%** | | |
| Nvidia* | 600 | $ 20 |
| Total Electronic Components-Semiconductors | | 20 |
| **Electronic Parts Distribution — 0.1%** | | |
| Arrow Electronics* | 400 | 16 |
| Total Electronic Parts Distribution | | 16 |
| **Finance-Investment Banker/Broker — 7.9%** | | |
| Citigroup (C) | 2,000 | 107 |
| Goldman Sachs Group | 2,238 | 489 |
| Lehman Brothers Holdings | 1,819 | 137 |
| Merrill Lynch (C) | 7,470 | 674 |
| Morgan Stanley | 5,779 | 486 |
| Total Finance-Investment Banker/Broker | | 1,893 |
| **Finance-Mortgage Loan/Banker — 0.2%** | | |
| Countrywide Financial | 1,300 | 48 |
| Total Finance-Mortgage Loan/Banker | | 48 |
| **Food-Miscellaneous/Diversified — 1.9%** | | |
| ConAgra Foods | 1,000 | 24 |
| Kraft Foods, Cl A (C) | 12,900 | 432 |
| Total Food-Miscellaneous/Diversified | | 456 |
| **Food-Retail — 0.1%** | | |
| Kroger | 600 | 18 |
| Total Food-Retail | | 18 |
| **Gas-Distribution — 2.4%** | | |
| Sempra Energy (C) | 9,000 | 571 |
| Total Gas-Distribution | | 571 |
| **Hotels & Motels — 0.6%** | | |
| Marriott International, Cl A | 3,200 | 145 |
| Total Hotels & Motels | | 145 |
| **Human Resources — 0.7%** | | |
| Manpower | 2,150 | 172 |
| Total Human Resources | | 172 |
| **Independent Power Producer — 0.1%** | | |
| Reliant Energy* | 1,000 | 22 |
| Total Independent Power Producer | | 22 |
| **Instruments-Scientific — 0.9%** | | |
| Applera - Applied Biosystems | 2,100 | 65 |
| Thermo Fisher Scientific* | 2,900 | 151 |
| Total Instruments-Scientific | | 216 |
| **Investment Management/Advisory Services — 0.1%** | | |
| Ameriprise Financial | 400 | 24 |
| Total Investment Management/Advisory Services | | 24 |
| **Life/Health Insurance — 0.8%** | | |
| Lincoln National | 2,057 | 147 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Analytic Global Defensive Equity Fund
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Life/Health Insurance — continued** | | |
| Principal Financial Group | 600 | $ 38 |
| Total Life/Health Insurance | | 185 |
| **Medical Products — 1.0%** | | |
| Johnson & Johnson | 3,700 | 238 |
| Total Medical Products | | 238 |
| **Medical-Drugs — 0.9%** | | |
| Merck | 3,286 | 169 |
| Wyeth | 700 | 39 |
| Total Medical-Drugs | | 208 |
| **Medical-HMO — 0.1%** | | |
| Aetna US Healthcare | 300 | 14 |
| Total Medical-HMO | | 14 |
| **Medical-Wholesale Drug Distributors — 0.3%** | | |
| AmerisourceBergen | 1,197 | 60 |
| Total Medical-Wholesale Drug Distributors | | 60 |
| **Metal-Diversified — 0.1%** | | |
| Freeport-McMoRan Copper & Gold | 300 | 20 |
| Total Metal-Diversified | | 20 |
| **Multi-Line Insurance — 1.3%** | | |
| Genworth Financial, Cl A | 1,100 | 40 |
| Metlife | 4,300 | 282 |
| Total Multi-Line Insurance | | 322 |
| **Multimedia — 1.8%** | | |
| News, Cl A | 7,000 | 157 |
| Walt Disney | 7,700 | 269 |
| Total Multimedia | | 426 |
| **Office Automation & Equipment — 0.4%** | | |
| Pitney Bowes (C) | 2,000 | 96 |
| Total Office Automation & Equipment | | 96 |
| **Oil Companies-Exploration & Production — 3.0%** | | |
| Chesapeake Energy | 4,700 | 159 |
| Denbury Resources* | 8,000 | 265 |
| Devon Energy | 1,500 | 109 |
| Pioneer Natural Resources | 900 | 45 |
| Ultra Petroleum* | 2,447 | 139 |
| Total Oil Companies-Exploration & Production | | 717 |
| **Oil Companies-Integrated — 0.7%** | | |
| Chevron | 800 | 62 |
| Exxon Mobil | 700 | 56 |
| Marathon Oil | 300 | 30 |
| Occidental Petroleum | 368 | 19 |
| Total Oil Companies-Integrated | | 167 |
| **Oil Refining & Marketing — 0.4%** | | |
| Sunoco | 500 | 38 |
| Tesoro | 200 | 24 |

| Description | Shares | Value (000) |
|---|---|---|
| **Oil Refining & Marketing — continued** | | |
| Valero Energy | 300 | $ 21 |
| Total Oil Refining & Marketing | | 83 |
| **Optical Supplies — 0.0%** | | |
| Bausch & Lomb | 100 | 6 |
| Total Optical Supplies | | 6 |
| **Pharmacy Services — 0.1%** | | |
| Medco Health Solutions* | 299 | 23 |
| Total Pharmacy Services | | 23 |
| **Pipelines — 0.2%** | | |
| Spectra Energy | 1,488 | 39 |
| Williams | 300 | 9 |
| Total Pipelines | | 48 |
| **REITs-Diversified — 0.1%** | | |
| Vornado Realty Trust | 100 | 12 |
| Total REITs-Diversified | | 12 |
| **Retail-Building Products — 0.6%** | | |
| Home Depot | 3,900 | 148 |
| Total Retail-Building Products | | 148 |
| **Retail-Consumer Electronics — 0.1%** | | |
| Circuit City Stores | 1,200 | 21 |
| Total Retail-Consumer Electronics | | 21 |
| **Retail-Discount — 0.5%** | | |
| Target | 1,700 | 101 |
| Wal-mart | 500 | 24 |
| Total Retail-Discount | | 125 |
| **Retail-Major Department Store — 0.1%** | | |
| JC Penney | 100 | 8 |
| Sears Holdings* | 100 | 19 |
| Total Retail-Major Department Store | | 27 |
| **S&L/Thrifts-Western US — 0.2%** | | |
| Washington Mutual | 1,200 | 50 |
| Total S&L/Thrifts-Western US | | 50 |
| **Super-Regional Banks-US — 0.6%** | | |
| PNC Financial Services Group (C) | 1,100 | 81 |
| US Bancorp | 500 | 17 |
| Wachovia | 500 | 28 |
| Wells Fargo | 700 | 25 |
| Total Super-Regional Banks-US | | 151 |
| **Telephone-Integrated — 2.6%** | | |
| AT&T (C) | 15,774 | 611 |
| Sprint Nextel | 900 | 18 |
| Total Telephone-Integrated | | 629 |

## SCHEDULE OF INVESTMENTS

# Old Mutual Analytic Global Defensive Equity Fund

April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Television — 1.8%** | | |
| CBS, Cl B (C) | 13,500 | $ 429 |
| Total Television | | 429 |
| **Transport-Services — 0.1%** | | |
| United Parcel Service, Cl B | 400 | 28 |
| Total Transport-Services | | 28 |
| Total Common Stock (Cost $9,772) | | 10,315 |
| **FOREIGN COMMON STOCK — 59.3%** | | |
| **Australia — 7.3%** | | |
| AMP | 6,662 | 59 |
| BHP Billiton | 12,874 | 314 |
| Centro Properties Group | 26,598 | 206 |
| Commonwealth Bank of Australia | 1,947 | 85 |
| DB RREEF Trust | 215,212 | 320 |
| GPT Group | 77,949 | 319 |
| ING Industrial Fund | 61,030 | 123 |
| Macquarie Office Trust | 36,239 | 48 |
| Mirvac Group | 43,281 | 188 |
| National Australia Bank | 2,409 | 86 |
| Total Australia | | 1,748 |
| **Austria — 0.2%** | | |
| Erste Bank der Oesterreichischen Sparkassen | 461 | 37 |
| IMMOFINANZ* | 1,506 | 24 |
| Total Austria | | 61 |
| **Belgium — 1.1%** | | |
| Bekaert | 61 | 9 |
| KBC Groep | 328 | 43 |
| Solvay | 896 | 142 |
| UCB | 1,088 | 65 |
| Total Belgium | | 259 |
| **Canada — 5.1%** | | |
| Alcan | 1,800 | 106 |
| Bank of Montreal | 624 | 39 |
| Bank of Nova Scotia | 1,371 | 66 |
| Barrick Gold | 3,700 | 104 |
| Canadian Imperial Bank of Commerce | 1,000 | 88 |
| EnCana | 2,500 | 131 |
| Fortis | 700 | 18 |
| Goldcorp | 600 | 15 |
| Magna International, Cl A | 400 | 32 |
| Methanex | 1,700 | 41 |
| National Bank of Canada | 900 | 50 |
| Onex | 4,900 | 172 |
| PrimeWest Energy Trust | 1,100 | 22 |
| Royal Bank of Canada | 1,400 | 73 |
| Talisman Energy | 4,600 | 87 |
| TransCanada | 4,800 | 171 |
| Total Canada | | 1,215 |

| Description | Shares | Value (000) |
|---|---|---|
| **Denmark — 2.5%** | | |
| AP Moeller - Maersk | 5 | $ 56 |
| Carlsberg, Cl B | 775 | 87 |
| Danske Bank | 1,600 | 75 |
| H Lundbeck | 200 | 5 |
| NovoNordisk, Cl B | 200 | 19 |
| William Demant Holding* | 3,650 | 352 |
| Total Denmark | | 594 |
| **Finland — 1.5%** | | |
| Elisa | 598 | 18 |
| Kesko, Cl B | 2,160 | 150 |
| Outokumpu | 3,382 | 112 |
| Rautaruukki | 691 | 37 |
| Wartsila, Cl B | 568 | 38 |
| Total Finland | | 355 |
| **France — 4.7%** | | |
| BNP Paribas | 44 | 5 |
| Bouygues | 893 | 71 |
| Groupe Danone | 1,574 | 259 |
| Lafarge | 1,497 | 243 |
| LVMH | 2,631 | 307 |
| Peugeot | 245 | 20 |
| PPR | 259 | 45 |
| Publicis Groupe | 735 | 35 |
| Renault | 835 | 108 |
| Vivendi | 787 | 32 |
| Total France | | 1,125 |
| **Germany — 4.1%** | | |
| BASF | 4,575 | 546 |
| Deutsche Lufthansa | 7,582 | 227 |
| Deutsche Postbank | 66 | 7 |
| Merck KGaA | 47 | 6 |
| Muenchener Rueckversicherungs | 209 | 37 |
| Salzgitter | 433 | 71 |
| ThyssenKrupp | 1,541 | 82 |
| Total Germany | | 976 |
| **Hong Kong — 1.3%** | | |
| Shangri-La Asia | 2,000 | 5 |
| Swire Pacific | 26,000 | 297 |
| Total Hong Kong | | 302 |
| **Italy — 1.8%** | | |
| Capitalia | 5,542 | 53 |
| Fiat | 3,714 | 109 |
| Fondiaria-Sai | 890 | 47 |
| Lottomatica | 2,606 | 107 |
| UniCredito Italiano | 11,469 | 118 |
| Total Italy | | 434 |
| **Japan — 9.2%** | | |
| 77 Bank | 3,000 | 20 |
| Alps Electric | 3,600 | 37 |
| Arrk | 4,300 | 50 |
| Canon | 600 | 34 |
| Casio Computer | 1,000 | 20 |
| FUJI SOFT | 600 | 17 |
| FUJIFILM Holdings | 3,100 | 128 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Analytic Global Defensive Equity Fund
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Japan — continued** | | |
| Fujitsu | 3,000 | $ 19 |
| Hakuhodo DY Holdings | 700 | 48 |
| Hitachi | 10,000 | 76 |
| Inpex Holdings | 2 | 17 |
| Komatsu | 900 | 21 |
| Mediceo Paltac Holdings | 1,000 | 18 |
| Mitsubishi Electric | 14,000 | 136 |
| Mitsubishi Heavy Industries | 8,000 | 49 |
| Mitsubishi UFJ Financial Group | 2 | 21 |
| Mitsui Chemicals | 6,000 | 50 |
| Mizuho Financial Group | 8 | 48 |
| Nippon Mining Holdings | 8,000 | 64 |
| Nippon Oil | 11,000 | 85 |
| Nippon Steel | 16,000 | 103 |
| Nisshin Steel | 37,000 | 149 |
| Omron | 1,200 | 32 |
| Park24 | 100 | 1 |
| Ricoh | 4,000 | 88 |
| Shionogi | 1,000 | 19 |
| Shizuoka Bank | 1,000 | 11 |
| Sojitz | 54,300 | 205 |
| Sony | 1,000 | 53 |
| Sumco | 5,600 | 243 |
| Sumitomo Mitsui Financial Group | 2 | 18 |
| Sumitomo Rubber Industries | 1,500 | 16 |
| Sumitomo Trust & Banking | 1,000 | 10 |
| Suzuken | 1,000 | 35 |
| Tanabe Seiyaku | 9,000 | 116 |
| Toyota Industries | 2,100 | 99 |
| Toyota Motor | 400 | 24 |
| Uniden | 2,000 | 14 |
| Total Japan | | 2,194 |
| **Netherlands — 0.9%** | | |
| Aegon | 1,248 | 26 |
| ASML Holding* | 687 | 18 |
| Getronics* | 160 | 1 |
| Koninklijke Philips Electronics | 336 | 14 |
| TNT | 3,552 | 160 |
| Total Netherlands | | 219 |
| **New Zealand — 0.1%** | | |
| Fletcher Building | 3,050 | 26 |
| Total New Zealand | | 26 |
| **Norway — 1.0%** | | |
| ProSafe SE | 4,500 | 69 |
| Yara International | 5,900 | 172 |
| Total Norway | | 241 |
| **Portugal — 0.1%** | | |
| Portugal Telecom | 1,920 | 28 |
| Sonae | 3,730 | 10 |
| Total Portugal | | 38 |
| **Singapore — 0.9%** | | |
| City Developments | 4,000 | 42 |
| DBS Group Holdings | 4,000 | 55 |
| Singapore Technologies Engineering | 7,000 | 16 |
| Singapore Telecommunications | 11,300 | 25 |

| Description | Shares | Value (000) |
|---|---|---|
| **Singapore — continued** | | |
| Venture | 8,000 | $ 82 |
| Total Singapore | | 220 |
| **Spain — 3.0%** | | |
| Banco Bilbao Vizcaya Argentaria | 1,483 | 36 |
| Banco Santander Central Hispano | 1,356 | 24 |
| Inditex | 4,926 | 303 |
| NH Hoteles | 4,675 | 105 |
| Telefonica | 10,732 | 241 |
| Total Spain | | 709 |
| **Sweden — 2.1%** | | |
| Ericsson, Cl B | 9,000 | 34 |
| Husqvarna, Cl B | 3,500 | 64 |
| Modern Times Group, Cl B | 525 | 31 |
| Nordea Bank | 4,954 | 86 |
| Securitas, Cl B | 2,800 | 42 |
| Skandinaviska Enskilda Banken, Cl A | 810 | 30 |
| Volvo, Cl B | 10,990 | 216 |
| Total Sweden | | 503 |
| **Switzerland — 3.7%** | | |
| ABB | 1,001 | 20 |
| Adecco | 358 | 25 |
| Holcim | 2,448 | 262 |
| Schindler Holding | 273 | 17 |
| Swiss Reinsurance | 1,861 | 175 |
| Swisscom | 1,096 | 387 |
| Total Switzerland | | 886 |
| **United Kingdom — 8.7%** | | |
| Anglo American | 1,883 | 99 |
| AstraZeneca | 296 | 16 |
| Aviva | 7,968 | 125 |
| Balfour Beatty | 5,070 | 47 |
| Barclays | 1,746 | 25 |
| Barratt Developments | 6,333 | 136 |
| BG Group | 1,830 | 26 |
| British Airways* | 3,056 | 31 |
| Charter* | 1,840 | 38 |
| Diageo | 12,847 | 271 |
| Galiform* | 2,085 | 7 |
| George Wimpey | 324 | 4 |
| GlaxoSmithKline | 5,278 | 152 |
| HBOS | 5,647 | 121 |
| HSBC Holdings | 5,085 | 94 |
| J Sainsbury | 16,950 | 193 |
| Land Securities Group | 2,012 | 78 |
| LogicaCMG | 4,674 | 17 |
| Pearson | 1,071 | 18 |
| Reckitt Benckiser | 4,966 | 272 |
| Royal Bank of Scotland Group | 4,019 | 154 |
| WPP Group | 11,582 | 172 |
| Total United Kingdom | | 2,096 |
| Total Foreign Common Stock (Cost $13,606) | | 14,201 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Analytic Global Defensive Equity Fund
April 30, 2007 (Unaudited)

| Description | Shares/Face Amount (000) | Value (000) |
|---|---|---|
| **FOREIGN PREFERRED STOCK — 0.6%** | | |
| **Italy — 0.6%** | | |
| Unipol | 39,429 | $ 146 |
| Total Italy | | 146 |
| Total Foreign Preferred Stock | | |
| (Cost $125) | | 146 |
| **TREASURY BILL — 7.5%** | | |
| United States Treasury Bill | | |
| 4.960%, 07/05/07 (B) | $ 1,800 | 1,785 |
| Total Treasury Bill | | |
| (Cost $1,784) | | 1,785 |
| **CASH EQUIVALENT — 6.8%** | | |
| Morgan Stanley Institutional Liquidity Funds, Prime Portfolio, Institutional Class, 5.26% (A) | 1,629,563 | 1,630 |
| Total Cash Equivalent | | |
| (Cost $1,630) | | 1,630 |
| Total Investments — 117.3% † | | |
| (Cost $26,917) | | 28,077 |
| **SECURITIES SOLD SHORT — (4.2)%** | | |
| **Entertainment Software — (0.2)%** | | |
| Activision* | (2,900) | (58) |
| Total Entertainment Software | | (58) |
| **Forestry — (0.4)%** | | |
| Plum Creek Timber | (2,100) | (84) |
| Total Forestry | | (84) |
| **Insurance Brokers — (0.1)%** | | |
| Brown & Brown | (1,100) | (28) |
| Total Insurance Brokers | | (28) |
| **Investment Management/Advisory Services — (0.7)%** | | |
| T Rowe Price Group | (3,300) | (164) |
| Total Investment Management/Advisory Services | | (164) |
| **Medical-Biomedical/Genetic — (0.1)%** | | |
| PDL Biopharma* | (800) | (20) |
| Total Medical-Biomedical/Genetic | | (20) |
| **Oil & Gas Drilling — (0.1)%** | | |
| Diamond Offshore Drilling | (300) | (26) |
| Total Oil & Gas Drilling | | (26) |
| **Real Estate Management/Services — (0.2)%** | | |
| CB Richard Ellis Group, Cl A* | (1,600) | (54) |
| Total Real Estate Management/Services | | (54) |
| **Reinsurance — (0.4)%** | | |
| Everest Re Group | (1,000) | (101) |
| Total Reinsurance | | (101) |

| Description | Shares | Value (000) |
|---|---|---|
| **Retail-Discount — (0.2)%** | | |
| Dollar General Stores | (2,100) | $ (45) |
| Total Retail-Discount | | (45) |
| **Retail-Restaurants — (1.8)%** | | |
| Wendy's International | (11,600) | (437) |
| Total Retail-Restaurants | | (437) |
| Total Securities Sold Short | | |
| (Proceeds $(945)) | | (1,017) |
| **FOREIGN SECURITIES SOLD SHORT — (13.1)%** | | |
| **Australia — (4.6)%** | | |
| AGL Energy | (13,599) | (173) |
| Alinta | (19,911) | (247) |
| Alumina | (33,281) | (196) |
| Australian Stock Exchange | (1,023) | (40) |
| Leighton Holdings | (2,626) | (76) |
| Lion Nathan | (20,279) | (154) |
| Macquarie Bank | (743) | (53) |
| Macquarie Goodman Group | (22,033) | (129) |
| Publishing & Broadcast | (2,339) | (40) |
| Total Australia | | (1,108) |
| **Austria — (0.8)%** | | |
| Oest Elektrizatswits, Cl A | (3,952) | (203) |
| Total Austria | | (203) |
| **Canada — (3.6)%** | | |
| Astral Media | (700) | (27) |
| CI Financial Income Fund | (5,500) | (141) |
| Eldorado Gold* | (15,100) | (87) |
| First Quantum Minerals | (1,400) | (97) |
| Gildan Activewear* | (2,800) | (178) |
| Imperial Oil | (1,200) | (46) |
| Nova Chemicals | (1,000) | (33) |
| Opti Canada* | (200) | (4) |
| Pan American Silver* | (400) | (11) |
| Saputo | (600) | (24) |
| Trican Well Service | (1,700) | (36) |
| Western Oil Sands, Cl A* | (5,300) | (172) |
| Total Canada | | (856) |
| **Denmark — (0.3)%** | | |
| Topdanmark* | (325) | (64) |
| Total Denmark | | (64) |
| **Finland — (0.1)%** | | |
| Sampo | (47) | (1) |
| YIT | (473) | (17) |
| Total Finland | | (18) |
| **France — (1.6)%** | | |
| Atos* | (8) | (1) |
| Pagesjaunes Group | (15,269) | (353) |
| Pernod Ricard | (98) | (21) |
| Total France | | (375) |
| **Japan — (0.9)%** | | |
| Circle K Sunkus | (3,200) | (55) |

# Old Mutual Analytic Global Defensive Equity Fund

## April 30, 2007 (Unaudited)

| Description | Shares/Contracts | Value (000) |
|---|---|---|
| **Japan — continued** | | |
| Familymart | (3,300) | $ (84) |
| Leopalace21 | (500) | (16) |
| Sumitomo Bakelite | (9,000) | (64) |
| Total Japan | | (219) |
| **Netherlands — (0.3)%** | | |
| Wereldhave | (516) | (75) |
| Total Netherlands | | (75) |
| **New Zealand — (0.0)%** | | |
| Kiwi Income Property Trust | (5,287) | (6) |
| Total New Zealand | | (6) |
| **Norway — (0.1)%** | | |
| Marine Harvest* | (14,000) | (15) |
| Total Norway | | (15) |
| **Sweden — (0.4)%** | | |
| D Carnegie | (1,200) | (24) |
| Kungsleden | (4,100) | (66) |
| Total Sweden | | (90) |
| **Switzerland — (0.4)%** | | |
| Zurich Financial Services | (342) | (99) |
| Total Switzerland | | (99) |
| Total Foreign Securities Sold Short (Proceeds $(3,022)) | | (3,128) |
| **WRITTEN INDEX OPTION CONTRACTS — (0.8)%** | | |
| Amex Airline Index May 2007 52.5 Call* | (180) | (10) |
| Amex Biotechnology Index May 2007 840 Call* | (11) | (8) |
| S&P 500 Index May 2007 1,485 Call* | (52) | (83) |
| S&P 500 Index May 2007 1,490 Call* | (65) | (88) |
| Total Written Index Option Contracts (Proceeds $(249)) | | (189) |
| Other Assets and Liabilities, Net — 0.8% | | 194 |
| Total Net Assets — 100.0% | | $ 23,937 |

* Non-income producing security.
(A) The rate reported on the Schedule of Investments represents the 7-day effective yield at April 30, 2007.
(B) All or a portion of this security is held as collateral for open futures contracts. The rate reported on the Schedule of Investments represents the effective yield at time of purchase.
(C) All or a portion of this security is held as collateral for securities sold short and open written index option contracts.
Cl — Class
HMO — Health Maintenance Organization
REITs — Real Estate Investment Trusts
S&L — Savings and Loan
Cost figures are shown with "000's" omitted.

† At April 30, 2007, the tax basis cost of the Fund’s investments, excluding securities sold short, futures and written index option contracts was $26,917,199, and the unrealized appreciation and depreciation were $1,362,444 and $(201,142), respectively.

For information regarding the Fund’s policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

# SCHEDULE OF INVESTMENTS

## Old Mutual Analytic Global Defensive Equity Fund
April 30, 2007 (Unaudited)

The Fund had the following futures contracts open as of April 30, 2007:

| Contract Description | Number of Contracts | Contract Value | Expiration Date | Unrealized Appreciation (Depreciation) |
|---|---|---|---|---|
| Amsterdam Index | 19 | 2,749,655 | 5/18/2007 | $ 22,821 |
| CAC40 Index | 12 | 970,077 | 5/21/2007 | 17,771 |
| Australian Dollar Currency | 43 | 3,566,850 | 6/18/2007 | 21,530 |
| British Pound Currency | 7 | 874,388 | 6/18/2007 | 9,231 |
| Canadian Dollar Currency | (30) | (2,708,400) | 6/19/2007 | (68,541) |
| Canadian Dollar Currency | (26) | (4,444,700) | 6/20/2007 | (57,200) |
| DAX Index | 4 | 1,016,756 | 6/15/2007 | 38,688 |
| DJ Euro Stoxx 50 Index | 5 | 296,164 | 6/16/2007 | 8,265 |
| FTSE 100 Index | (14) | (1,810,429) | 6/16/2007 | (17,225) |
| Hang Seng Index | 19 | 2,440,459 | 5/30/2007 | (59,208) |
| IBEX 35 Index | 13 | 2,534,031 | 5/21/2007 | (98,855) |
| Japanese Yen Currency | (25) | (2,630,313) | 6/18/2007 | 10,625 |
| OMX Index | (148) | (2,817,458) | 5/25/2007 | (24,052) |
| S&P 500 Index | (5) | (1,860,500) | 6/17/2007 | (52,375) |
| S&P/MIB Index | 9 | 2,647,243 | 6/16/2007 | 78,132 |
| S&P/TSE 60 Index | (13) | (1,798,162) | 6/16/2007 | (2,605) |
| SPI 200 Index | (15) | (1,922,358) | 6/25/2007 | 5,572 |
| Swiss Franc Currency | 9 | 935,325 | 6/18/2007 | 6,975 |
| TOPIX Index | (6) | (853,842) | 6/10/2007 | 13,234 |
| | | | | $ (147,217) |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Balanced Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **COMMON STOCK — 47.2%** | | |
| **Advanced Materials — 0.0%** | | |
| Hexcel* | 1,750 | $ 38 |
| Total Advanced Materials | | 38 |
| **Advertising Services — 0.0%** | | |
| Getty Images* | 300 | 16 |
| inVentiv Health* | 1,100 | 42 |
| Total Advertising Services | | 58 |
| **Aerospace/Defense — 1.0%** | | |
| Aerovironment* | 780 | 17 |
| Boeing | 7,914 | 736 |
| Empresa Brasileira de Aeronautica ADR | 2,000 | 94 |
| General Dynamics | 5,475 | 430 |
| Rockwell Collins | 6,920 | 454 |
| Teledyne Technologies* | 1,090 | 48 |
| Total Aerospace/Defense | | 1,779 |
| **Aerospace/Defense-Equipment — 0.4%** | | |
| Alliant Techsystems* | 2,600 | 242 |
| BE Aerospace* | 5,160 | 189 |
| DRS Technologies | 1,520 | 77 |
| Goodrich | 1,000 | 57 |
| Total Aerospace/Defense-Equipment | | 565 |
| **Agricultural Chemicals — 0.5%** | | |
| Agrium | 3,500 | 135 |
| CF Industries Holdings | 850 | 34 |
| Monsanto | 10,255 | 605 |
| Total Agricultural Chemicals | | 774 |
| **Agricultural Operations — 0.2%** | | |
| Archer-Daniels-Midland | 6,428 | 249 |
| Tejon Ranch* | 895 | 44 |
| Total Agricultural Operations | | 293 |
| **Airlines — 0.1%** | | |
| AMR* | 4,400 | 115 |
| Delta Airlines* (D) | 520 | 11 |
| Republic Airways Holdings* | 490 | 11 |
| UAL* | 1,120 | 37 |
| US Airways Group* | 730 | 27 |
| Total Airlines | | 201 |
| **Apparel Manufacturers — 0.0%** | | |
| Carter's* | 1,400 | 37 |
| Total Apparel Manufacturers | | 37 |
| **Applications Software — 0.4%** | | |
| American Reprographics* | 925 | 31 |
| Citrix Systems* | 1,600 | 52 |
| Intuit* | 1,560 | 44 |
| Microsoft | 15,210 | 456 |
| Nuance Communications* | 1,320 | 20 |
| Satyam Computer Services ADR | 3,390 | 84 |
| Total Applications Software | | 687 |

| Description | Shares | Value (000) |
|---|---|---|
| **Auction House/Art Dealer — 0.0%** | | |
| Sotheby's | 520 | $ 27 |
| Total Auction House/Art Dealer | | 27 |
| **Audio/Video Products — 0.1%** | | |
| DTS* | 700 | 16 |
| Harman International | 1,330 | 162 |
| Total Audio/Video Products | | 178 |
| **Auto-Cars/Light Trucks — 0.0%** | | |
| General Motors | 1,740 | 54 |
| Total Auto-Cars/Light Trucks | | 54 |
| **Auto-Medium & Heavy Duty Trucks — 0.0%** | | |
| Force Protection* | 1,906 | 41 |
| Total Auto-Medium & Heavy Duty Trucks | | 41 |
| **Auto/Truck Parts & Equipment-Original — 0.0%** | | |
| Amerigon* | 2,820 | 36 |
| Total Auto/Truck Parts & Equipment-Original | | 36 |
| **B2B/E-Commerce — 0.0%** | | |
| webMethods* | 3,050 | 28 |
| Total B2B/E-Commerce | | 28 |
| **Batteries/Battery Systems — 0.0%** | | |
| Energy Conversion Devices* | 550 | 19 |
| Total Batteries/Battery Systems | | 19 |
| **Beverages-Non-Alcoholic — 0.1%** | | |
| Coca-Cola | 3,010 | 157 |
| Total Beverages-Non-Alcoholic | | 157 |
| **Brewery — 0.3%** | | |
| Cia Cervecerias Unidas ADR | 2,900 | 101 |
| Grupo Modelo ADR | 1,100 | 57 |
| Molson Coors Brewing, Cl B | 2,800 | 264 |
| Total Brewery | | 422 |
| **Broadcast Services/Programming — 0.1%** | | |
| Clear Channel Communications | 99 | 4 |
| Grupo Televisa ADR | 2,900 | 81 |
| Nexstar Broadcasting Group, Cl A* | 645 | 8 |
| Total Broadcast Services/Programming | | 93 |
| **Building & Construction-Miscellaneous — 0.0%** | | |
| Insituform Technologies, Cl A* | 1,100 | 22 |
| Total Building & Construction-Miscellaneous | | 22 |
| **Building & Construction Products — 0.0%** | | |
| NCI Building Systems* | 575 | 29 |
| Total Building & Construction Products | | 29 |
| **Building Products-Air Conditioning/Heating — 0.0%** | | |
| AAON | 1,350 | 33 |
| Total Building Products-Air Conditioning/Heating | | 33 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Balanced Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Building Products-Cement/Aggregate — 0.1%** | | |
| Martin Marietta Materials | 750 | $ 109 |
| Total Building Products-Cement/Aggregate | | 109 |
| **Building Products-Light Fixtures — 0.1%** | | |
| Genlyte Group* | 2,000 | 156 |
| Total Building Products-Light Fixtures | | 156 |
| **Building-Heavy Construction — 0.1%** | | |
| Washington Group International* | 2,600 | 174 |
| Total Building-Heavy Construction | | 174 |
| **Building-Mobile Home/Manufactured Housing — 0.0%** | | |
| Williams Scotsman International* | 960 | 21 |
| Total Building-Mobile Home/Manufactured Housing | | 21 |
| **Building-Residential/Commercial — 0.1%** | | |
| DR Horton | 2,100 | 47 |
| Lennar, Cl A | 1,060 | 45 |
| Pulte Homes | 1,560 | 42 |
| Total Building-Residential/Commercial | | 134 |
| **Cable TV — 0.2%** | | |
| Comcast, Cl A* | 4,300 | 114 |
| Directv Group* | 11,127 | 265 |
| Mediacom Communications, Cl A* | 910 | 8 |
| Total Cable TV | | 387 |
| **Casino Hotels — 0.2%** | | |
| Harrah's Entertainment | 26 | 2 |
| MGM Mirage* | 5,000 | 336 |
| Total Casino Hotels | | 338 |
| **Casino Services — 0.2%** | | |
| International Game Technology | 7,615 | 290 |
| Total Casino Services | | 290 |
| **Cellular Telecommunications — 0.9%** | | |
| America Movil, Ser L ADR | 1,500 | 79 |
| MetroPCS Communications* | 6,350 | 178 |
| Millicom International Cellular* | 1,040 | 84 |
| NII Holdings* | 13,075 | 1,003 |
| Turkcell Iletisim Hizmet ADR | 5,414 | 77 |
| Total Cellular Telecommunications | | 1,421 |
| **Chemicals-Diversified — 0.2%** | | |
| E.I. du Pont de Nemours | 6,120 | 301 |
| Lyondell Chemical | 620 | 19 |
| Olin | 1,105 | 19 |
| Total Chemicals-Diversified | | 339 |
| **Chemicals-Specialty — 0.2%** | | |
| Hercules* | 2,066 | 39 |
| Lubrizol | 3,800 | 228 |
| Terra Industries* | 3,600 | 63 |
| Total Chemicals-Specialty | | 330 |

| Description | Shares | Value (000) |
|---|---|---|
| **Circuit Boards — 0.0%** | | |
| Park Electrochemical | 640 | $ 18 |
| Total Circuit Boards | | 18 |
| **Coal — 0.2%** | | |
| Alpha Natural Resources* | 1,290 | 22 |
| Arch Coal | 920 | 33 |
| Consol Energy | 4,200 | 176 |
| Massey Energy | 1,790 | 48 |
| Peabody Energy | 1,030 | 50 |
| Total Coal | | 329 |
| **Commercial Banks Non-US — 0.1%** | | |
| Banco Bradesco ADR | 5,700 | 121 |
| Kazkommertsbank GDR* | 3,100 | 65 |
| Total Commercial Banks Non-US | | 186 |
| **Commercial Banks-Central US — 0.2%** | | |
| Bank Mutual | 4,750 | 56 |
| First Busey | 1,450 | 29 |
| Heartland Financial USA | 1,050 | 27 |
| Irwin Financial | 3,340 | 53 |
| MB Financial | 1,750 | 59 |
| Oak Hill Financial | 750 | 17 |
| Old Second Bancorp | 1,250 | 37 |
| Total Commercial Banks-Central US | | 278 |
| **Commercial Banks-Eastern US — 0.1%** | | |
| Independent Bank | 1,100 | 33 |
| Signature Bank* | 1,320 | 42 |
| Yardville National Bancorp | 1,200 | 41 |
| Total Commercial Banks-Eastern US | | 116 |
| **Commercial Banks-Southern US — 0.2%** | | |
| Colonial BancGroup | 9,800 | 236 |
| Total Commercial Banks-Southern US | | 236 |
| **Commercial Banks-Western US — 0.3%** | | |
| AmericanWest Bancorp | 1,450 | 29 |
| Centennial Bank Holdings* | 6,050 | 53 |
| Community Bancorp* | 580 | 18 |
| Glacier Bancorp | 1,400 | 30 |
| ITLA Capital | 900 | 46 |
| Silver State Bancorp* | 1,000 | 23 |
| Sterling Financial | 1,450 | 43 |
| SVB Financial Group* | 970 | 49 |
| Total Commercial Banks-Western US | | 291 |
| **Commercial Services — 0.2%** | | |
| Arbitron | 1,070 | 53 |
| ChoicePoint* | 1,540 | 59 |
| eTelecare Global Solutions ADR* | 3,000 | 44 |
| ExlService Holdings* | 931 | 19 |
| PeopleSupport* | 254 | 3 |
| PHH* | 1,280 | 39 |
| Steiner Leisure* | 600 | 29 |
| TeleTech Holdings* | 986 | 37 |
| Total Commercial Services | | 283 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Balanced Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Commercial Services-Finance — 0.1%** | | |
| Western Union | 7,578 | $ 160 |
| Wright Express* | 1,395 | 44 |
| Total Commercial Services-Finance | | 204 |
| **Communications Software — 0.0%** | | |
| Avid Technology* | 1,600 | 53 |
| Total Communications Software | | 53 |
| **Computer Aided Design — 0.0%** | | |
| Parametric Technology* | 1,800 | 32 |
| Total Computer Aided Design | | 32 |
| **Computer Services — 0.6%** | | |
| Ceridian* | 6,600 | 223 |
| Cognizant Technology Solutions, Cl A* | 6,755 | 604 |
| Perot Systems, Cl A* | 3,890 | 69 |
| Syntel | 685 | 24 |
| Total Computer Services | | 920 |
| **Computer Software — 0.0%** | | |
| Double-Take Software* | 2,050 | 34 |
| Total Computer Software | | 34 |
| **Computers — 1.2%** | | |
| Apple* | 7,710 | 770 |
| Dell* | 2,750 | 69 |
| Hewlett-Packard | 17,590 | 741 |
| International Business Machines | 3,831 | 392 |
| Total Computers | | 1,972 |
| **Computers-Integrated Systems — 0.2%** | | |
| Brocade Communication Systems* | 34,775 | 340 |
| Kronos* | 200 | 11 |
| Riverbed Technology* | 1,260 | 40 |
| Total Computers-Integrated Systems | | 391 |
| **Computers-Memory Devices — 0.2%** | | |
| EMC* | 10,890 | 165 |
| Network Appliance* | 2,190 | 82 |
| Smart Modular Technologies* | 1,530 | 20 |
| Xyratex* | 1,000 | 23 |
| Total Computers-Memory Devices | | 290 |
| **Consulting Services — 0.1%** | | |
| Advisory Board* | 856 | 41 |
| FTI Consulting* | 1,100 | 40 |
| Huron Consulting Group* | 430 | 26 |
| LECG* | 2,190 | 32 |
| Maximus | 1,040 | 36 |
| Total Consulting Services | | 175 |
| **Consumer Products-Miscellaneous — 0.0%** | | |
| Clorox | 936 | 63 |
| Total Consumer Products-Miscellaneous | | 63 |

| Description | Shares | Value (000) |
|---|---|---|
| **Containers-Metal/Glass — 0.1%** | | |
| Owens-Illinois* | 7,100 | $ 214 |
| Total Containers-Metal/Glass | | 214 |
| **Containers-Paper/Plastic — 0.1%** | | |
| Sealed Air | 6,500 | 214 |
| Total Containers-Paper/Plastic | | 214 |
| **Cruise Lines — 0.1%** | | |
| Carnival | 4,135 | 202 |
| Total Cruise Lines | | 202 |
| **Data Processing/Management — 0.2%** | | |
| Acxiom | 1,760 | 40 |
| Automatic Data Processing | 3,050 | 136 |
| Commvault Systems* | 1,565 | 26 |
| Fair Isaac | 1,140 | 41 |
| First Data | 181 | 6 |
| Total Data Processing/Management | | 249 |
| **Dental Supplies & Equipment — 0.0%** | | |
| Patterson* | 650 | 23 |
| Sirona Dental Systems | 1,000 | 33 |
| Total Dental Supplies & Equipment | | 56 |
| **Diagnostic Equipment — 0.0%** | | |
| Gen-Probe* | 840 | 43 |
| Total Diagnostic Equipment | | 43 |
| **Diagnostic Kits — 0.1%** | | |
| Inverness Medical Innovations* | 1,450 | 58 |
| Quidel* | 3,092 | 43 |
| Total Diagnostic Kits | | 101 |
| **Dialysis Centers — 0.0%** | | |
| DaVita* | 490 | 27 |
| Dialysis Corp of America* | 3,760 | 44 |
| Total Dialysis Centers | | 71 |
| **Direct Marketing — 0.0%** | | |
| Value Vision International* | 2,720 | 31 |
| Total Direct Marketing | | 31 |
| **Disposable Medical Products — 0.1%** | | |
| C.R. Bard | 1,000 | 83 |
| Total Disposable Medical Products | | 83 |
| **Distribution/Wholesale — 0.1%** | | |
| Bell Microproducts* | 3,370 | 23 |
| Fastenal | 990 | 41 |
| Owens & Minor | 1,150 | 41 |
| Total Distribution/Wholesale | | 105 |
| **Diversified Manufacturing Operations — 1.2%** | | |
| 3M | 3,960 | 328 |
| Dover | 3,770 | 181 |
| ESCO Technologies* | 750 | 34 |
| General Electric | 13,230 | 488 |
| Griffon* | 1,400 | 34 |

## Old Mutual Asset Allocation Balanced Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | | Value (000) |
|---|---|---|---|
| **Diversified Manufacturing Operations — continued** | | | |
| Honeywell International | 4,239 | $ | 230 |
| Illinois Tool Works | 5,216 | | 267 |
| Tyco International | 10,351 | | 338 |
| Total Diversified Manufacturing Operations | | | 1,900 |
| **Diversified Minerals — 0.1%** | | | |
| Cia Vale do Rio Doce ADR | 2,140 | | 87 |
| Oglebay Norton* | 1,200 | | 30 |
| Total Diversified Minerals | | | 117 |
| **Diversified Operations — 0.0%** | | | |
| Resource America, Cl A | 1,550 | | 34 |
| Walter Industries | 950 | | 28 |
| Total Diversified Operations | | | 62 |
| **E-Commerce/Products — 0.1%** | | | |
| Blue Nile* | 550 | | 26 |
| Submarino GDR 144A | 900 | | 65 |
| Total E-Commerce/Products | | | 91 |
| **E-Commerce/Services — 0.0%** | | | |
| Expedia* | 2,153 | | 51 |
| Total E-Commerce/Services | | | 51 |
| **E-Services/Consulting — 0.0%** | | | |
| Perficient* | 857 | | 18 |
| Total E-Services/Consulting | | | 18 |
| **Educational Software — 0.0%** | | | |
| Blackboard* | 1,800 | | 62 |
| Total Educational Software | | | 62 |
| **Electric Products-Miscellaneous — 0.1%** | | | |
| Emerson Electric | 3,524 | | 166 |
| Total Electric Products-Miscellaneous | | | 166 |
| **Electric-Generation — 0.1%** | | | |
| AES* | 9,301 | | 205 |
| Total Electric-Generation | | | 205 |
| **Electric-Integrated — 1.2%** | | | |
| Alliant Energy | 5,400 | | 237 |
| Centerpoint Energy | 15,900 | | 299 |
| Dominion Resources | 2,150 | | 196 |
| DTE Energy | 5,800 | | 293 |
| Duke Energy | 7,384 | | 152 |
| Entergy | 3,033 | | 343 |
| Otter Tail | 900 | | 31 |
| Pike Electric* | 1,400 | | 29 |
| PPL | 6,400 | | 279 |
| TXU | 137 | | 9 |
| Total Electric-Integrated | | | 1,868 |
| **Electronic Components-Miscellaneous — 0.2%** | | | |
| AU Optronics ADR | 3,200 | | 51 |
| Celestica* | 12,090 | | 82 |
| Flextronics International* | 3,715 | | 41 |
| Hon Hai Precision GDR 144A | 7,415 | | 99 |

| Description | Shares | | Value (000) |
|---|---|---|---|
| **Electronic Components-Miscellaneous — continued** | | | |
| Jabil Circuit | 710 | $ | 17 |
| Total Electronic Components-Miscellaneous | | | 290 |
| **Electronic Components-Semiconductors — 0.8%** | | | |
| Actel* | 1,350 | | 20 |
| DSP Group* | 7,500 | | 138 |
| Ikanos Communications* | 4,750 | | 37 |
| International Rectifier* | 460 | | 16 |
| MEMC Electronic Materials* | 1,600 | | 88 |
| Microsemi* | 1,650 | | 38 |
| Netlogic Microsystems* | 770 | | 24 |
| Nvidia* | 14,932 | | 491 |
| PMC-Sierra* | 5,240 | | 40 |
| QLogic* | 6,650 | | 119 |
| Samsung Electronics GDR 144A | 340 | | 104 |
| Semtech* | 2,970 | | 43 |
| Silicon Laboratories* | 1,080 | | 35 |
| Sirf Technology Holdings* | 530 | | 13 |
| Xilinx | 2,670 | | 79 |
| Zoran* | 2,240 | | 44 |
| Total Electronic Components-Semiconductors | | | 1,329 |
| **Electronic Design Automation — 0.1%** | | | |
| Comtech Group* | 1,990 | | 35 |
| Synplicity* | 9,460 | | 63 |
| Total Electronic Design Automation | | | 98 |
| **Electronic Forms — 0.3%** | | | |
| Adobe Systems* | 11,035 | | 459 |
| Total Electronic Forms | | | 459 |
| **Electronic Measuring Instruments — 0.2%** | | | |
| Agilent Technologies* | 6,100 | | 210 |
| Itron* | 700 | | 47 |
| Total Electronic Measuring Instruments | | | 257 |
| **Electronic Parts Distribution — 0.1%** | | | |
| Arrow Electronics* | 4,400 | | 174 |
| Total Electronic Parts Distribution | | | 174 |
| **Electronics-Military — 0.1%** | | | |
| EDO | 1,560 | | 43 |
| L-3 Communications Holdings | 1,250 | | 112 |
| Total Electronics-Military | | | 155 |
| **Energy-Alternate Sources — 0.1%** | | | |
| Covanta Holding* | 7,500 | | 184 |
| Total Energy-Alternate Sources | | | 184 |
| **Engineering/R&D Services — 0.1%** | | | |
| Fluor | 1,115 | | 106 |
| Shaw Group* | 1,350 | | 44 |
| Total Engineering/R&D Services | | | 150 |
| **Enterprise Software/Services — 0.6%** | | | |
| BMC Software* | 4,500 | | 146 |
| Concur Technologies* | 2,001 | | 36 |
| Lawson Software* | 9,620 | | 86 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Balanced Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Enterprise Software/Services — continued** | | |
| Open Text* | 2,400 | $ 55 |
| Oracle* | 18,750 | 352 |
| Sybase* | 7,550 | 183 |
| Ultimate Software Group* | 1,285 | 35 |
| Total Enterprise Software/Services | | 893 |
| **Entertainment Software — 0.1%** | | |
| Activision* | 5,870 | 118 |
| Electronic Arts* | 400 | 20 |
| THQ* | 1,380 | 46 |
| Total Entertainment Software | | 184 |
| **Environmental Consulting — 0.0%** | | |
| Tetra Tech* | 1,300 | 27 |
| Total Environmental Consulting | | 27 |
| **Fiduciary Banks — 0.3%** | | |
| Bank of New York | 6,375 | 258 |
| Mellon Financial | 80 | 4 |
| Northern Trust | 4,100 | 258 |
| Total Fiduciary Banks | | 520 |
| **Filtration/Separation Products — 0.2%** | | |
| Clarcor | 1,950 | 61 |
| Pall | 4,500 | 189 |
| Total Filtration/Separation Products | | 250 |
| **Finance-Commercial — 0.0%** | | |
| NewStar Financial* | 750 | 12 |
| Total Finance-Commercial | | 12 |
| **Finance-Consumer Loans — 0.3%** | | |
| Encore Capital Group* | 4,880 | 58 |
| First Marblehead | 960 | 35 |
| Nelnet, Cl A | 910 | 24 |
| Portfolio Recovery Associates* | 590 | 33 |
| SLM | 5,942 | 320 |
| Total Finance-Consumer Loans | | 470 |
| **Finance-Credit Card — 0.0%** | | |
| American Express | 1,000 | 61 |
| Compucredit* | 290 | 11 |
| Total Finance-Credit Card | | 72 |
| **Finance-Investment Banker/Broker — 1.0%** | | |
| Citigroup | 7,175 | 385 |
| Greenhill | 650 | 41 |
| JPMorgan Chase | 9,931 | 517 |
| Lazard, Cl A | 9,125 | 494 |
| Lehman Brothers Holdings | 2,158 | 163 |
| Morgan Stanley | 610 | 51 |
| Optionsxpress Holdings | 2,120 | 52 |
| Total Finance-Investment Banker/Broker | | 1,703 |
| **Finance-Other Services — 0.2%** | | |
| Asset Acceptance Capital* | 7,540 | 139 |
| GFI Group* | 410 | 28 |

| Description | Shares | Value (000) |
|---|---|---|
| **Finance-Other Services — continued** | | |
| NASDAQ Stock Market* | 3,890 | $ 127 |
| Total Finance-Other Services | | 294 |
| **Financial Guarantee Insurance — 0.2%** | | |
| AMBAC Financial Group | 1,210 | 111 |
| MGIC Investment | 2,139 | 132 |
| Total Financial Guarantee Insurance | | 243 |
| **Food-Dairy Products — 0.0%** | | |
| Dean Foods | 3,900 | 142 |
| Wimm-Bill-Dann Foods ADR | 860 | 69 |
| Total Food-Dairy Products | | 211 |
| **Food-Meat Products — 0.1%** | | |
| Tyson Foods, Cl A | 3,434 | 72 |
| Total Food-Meat Products | | 72 |
| **Food-Miscellaneous/Diversified — 0.2%** | | |
| ConAgra Foods | 1,935 | 48 |
| Kraft Foods, Cl A | 4,313 | 144 |
| Sunopta* | 2,100 | 27 |
| Unilever | 1,610 | 49 |
| Total Food-Miscellaneous/Diversified | | 268 |
| **Food-Retail — 0.1%** | | |
| Great Atlantic & Pacific Tea | 1,400 | 45 |
| Kroger | 4,105 | 121 |
| Total Food-Retail | | 166 |
| **Food-Wholesale/Distribution — 0.1%** | | |
| Sysco | 2,910 | 95 |
| United Natural Foods* | 1,550 | 49 |
| Total Food-Wholesale/Distribution | | 144 |
| **Forestry — 0.1%** | | |
| Plum Creek Timber | 4,900 | 195 |
| Total Forestry | | 195 |
| **Gambling (Non-Hotel) — 0.0%** | | |
| Pinnacle Entertainment* | 1,999 | 56 |
| Total Gambling (Non-Hotel) | | 56 |
| **Gas-Distribution — 0.0%** | | |
| WGL Holdings | 710 | 24 |
| Total Gas-Distribution | | 24 |
| **Gold Mining — 0.1%** | | |
| Randgold Resources ADR | 3,880 | 93 |
| Total Gold Mining | | 93 |
| **Golf — 0.0%** | | |
| Callaway Golf | 1,655 | 30 |
| Total Golf | | 30 |
| **Hazardous Waste Disposal — 0.1%** | | |
| Stericycle* | 1,400 | 122 |
| Total Hazardous Waste Disposal | | 122 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Balanced Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Health Care Cost Containment — 0.2%** | | |
| Hooper Holmes* | 4,810 | $ 21 |
| McKesson | 5,144 | 303 |
| Total Health Care Cost Containment | | 324 |
| **Hotels & Motels — 0.1%** | | |
| InterContinental Hotels ADR | 890 | 22 |
| Lodgian* | 1,960 | 27 |
| Marriott International, Cl A | 2,090 | 94 |
| Starwood Hotels & Resorts Worldwide | 706 | 47 |
| Wyndham Worldwide* | 720 | 25 |
| Total Hotels & Motels | | 215 |
| **Human Resources — 0.4%** | | |
| Hewitt Associates, Cl A* | 9,590 | 285 |
| Hudson Highland Group* | 2,510 | 41 |
| Kenexa* | 1,514 | 47 |
| Manpower | 2,300 | 185 |
| Monster Worldwide* | 2,160 | 91 |
| Total Human Resources | | 649 |
| **Import/Export — 0.0%** | | |
| Castle Brands* | 1,710 | 11 |
| Total Import/Export | | 11 |
| **Independent Power Producer — 0.1%** | | |
| Calpine* | 2,950 | 11 |
| Mirant* | 450 | 20 |
| Reliant Energy* | 1,940 | 43 |
| Total Independent Power Producer | | 74 |
| **Industrial Audio & Video Products — 0.0%** | | |
| SRS Labs* | 1,360 | 18 |
| Total Industrial Audio & Video Products | | 18 |
| **Industrial Automation/Robot — 0.1%** | | |
| Cognex | 1,160 | 25 |
| Intermec* | 1,600 | 36 |
| Total Industrial Automation/Robot | | 61 |
| **Industrial Gases — 0.4%** | | |
| Air Products & Chemicals | 465 | 36 |
| Praxair | 9,675 | 624 |
| Total Industrial Gases | | 660 |
| **Instruments-Controls — 0.0%** | | |
| Watts Water Technologies, Cl A | 1,350 | 55 |
| Total Instruments-Controls | | 55 |
| **Instruments-Scientific — 0.2%** | | |
| PerkinElmer | 11,400 | 276 |
| Total Instruments-Scientific | | 276 |
| **Insurance Brokers — 0.1%** | | |
| AON | 61 | 3 |

| Description | Shares | Value (000) |
|---|---|---|
| **Insurance Brokers — continued** | | |
| Marsh & McLennan | 3,630 | $ 115 |
| Total Insurance Brokers | | 118 |
| **Internet Application Software — 0.1%** | | |
| Cryptologic | 1,340 | 40 |
| DealerTrack Holdings* | 1,791 | 59 |
| Vocus* | 980 | 22 |
| Total Internet Application Software | | 121 |
| **Internet Connective Services — 0.0%** | | |
| Cogent Communications Group* | 1,872 | 48 |
| Total Internet Connective Services | | 48 |
| **Internet Financial Services — 0.0%** | | |
| Lightbridge* | 1,770 | 31 |
| Online Resources* | 3,305 | 36 |
| Total Internet Financial Services | | 67 |
| **Internet Infrastructure Software — 0.1%** | | |
| F5 Networks* | 1,100 | 85 |
| Openwave Systems* | 1,000 | 7 |
| Opsware* | 2,876 | 23 |
| Total Internet Infrastructure Software | | 115 |
| **Internet Security — 0.2%** | | |
| Checkfree* | 1,220 | 41 |
| Ipass* | 2,640 | 14 |
| Symantec* | 11,210 | 197 |
| Total Internet Security | | 252 |
| **Investment Management/Advisory Services — 0.3%** | | |
| Affiliated Managers Group* | 650 | 76 |
| Franklin Resources | 2,050 | 269 |
| Legg Mason | 1,440 | 143 |
| Total Investment Management/Advisory Services | | 488 |
| **Lasers-Systems/Components — 0.1%** | | |
| Electro Scientific Industries* | 3,460 | 71 |
| Newport* | 2,000 | 31 |
| Total Lasers-Systems/Components | | 102 |
| **Life/Health Insurance — 0.2%** | | |
| Cigna | 1,800 | 280 |
| Total Life/Health Insurance | | 280 |
| **Linen Supply & Related Items — 0.0%** | | |
| Cintas | 840 | 31 |
| Total Linen Supply & Related Items | | 31 |
| **Machine Tools & Related Products — 0.2%** | | |
| Kennametal | 4,100 | 289 |
| Total Machine Tools & Related Products | | 289 |
| **Machinery-Construction & Mining — 0.4%** | | |
| Caterpillar | 5,625 | 408 |
| Terex* | 3,462 | 270 |
| Total Machinery-Construction & Mining | | 678 |

## Old Mutual Asset Allocation Balanced Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) | Description | Shares | Value (000) |
|---|---|---|---|---|---|
| **Machinery-Electical — 0.0%** | | | **Medical-Biomedical/Genetic — continued** | | |
| Franklin Electric | 1,050 | $ 45 | PDL BioPharma* | 3,990 | $ 101 |
| Total Machinery-Electrical | | 45 | Total Medical-Biomedical/Genetic | | 1,112 |
| **Machinery-General Industry — 0.1%** | | | **Medical-Drugs — 2.0%** | | |
| Gardner Denver* | 589 | 22 | Allergan | 3,200 | 388 |
| Manitowoc | 1,090 | 74 | Angiotech Pharmaceuticals* | 11,490 | 63 |
| Wabtec | 2,040 | 76 | Aspreva Pharmaceuticals* | 1,570 | 35 |
| Total Machinery-General Industry | | 172 | Axcan Pharma* | 3,160 | 55 |
| **Machinery-Print Trade — 0.0%** | | | Bristol-Myers Squibb | 8,419 | 243 |
| Zebra Technologies, Cl A* | 460 | 18 | Cephalon* | 5,075 | 404 |
| Total Machinery-Print Trade | | 18 | Dr Reddy's Lab ADR | 3,200 | 55 |
| **Medical Imaging Systems — 0.0%** | | | Indevus Pharmaceuticals* | 2,180 | 16 |
| Vital Images* | 553 | 17 | Medicis Pharmaceutical, Cl A | 670 | 20 |
| Total Medical Imaging Systems | | 17 | Pfizer | 33,196 | 878 |
| **Medical Information Systems — 0.3%** | | | Santarus* | 5,275 | 40 |
| Allscripts Healthcare Solutions* | 1,520 | 40 | Schering-Plough | 20,250 | 642 |
| Cerner* | 7,350 | 391 | Valeant Pharmaceuticals | 2,860 | 52 |
| IMS Health | 1,630 | 48 | Wyeth | 6,678 | 371 |
| Total Medical Information Systems | | 479 | Total Medical-Drugs | | 3,262 |
| **Medical Instruments — 0.5%** | | | **Medical-Generic Drugs — 0.1%** | | |
| Abaxis* | 509 | 12 | Perrigo | 2,590 | 49 |
| Cambridge Heart* | 5,430 | 18 | Teva Pharmaceutical Industries ADR | 1,600 | 62 |
| Conceptus* | 2,650 | 55 | Total Medical-Generic Drugs | | 111 |
| Medtronic | 8,915 | 472 | **Medical-HMO — 0.2%** | | |
| Micrus Endovascular* | 472 | 10 | WellPoint* | 4,046 | 320 |
| Natus Medical* | 3,260 | 58 | Total Medical-HMO | | 320 |
| St. Jude Medical* | 860 | 37 | **Medical-Hospitals — 0.1%** | | |
| Symmetry Medical* | 4,020 | 68 | Universal Health Services, Cl B | 3,600 | 219 |
| Total Medical Instruments | | 730 | Total Medical-Hospitals | | 219 |
| **Medical Labs & Testing Services — 0.1%** | | | **Medical-Nursing Homes — 0.0%** | | |
| Covance* | 650 | 39 | Assisted Living Concepts, Cl A* | 2,000 | 25 |
| Laboratory Corp of America Holdings* | 2,300 | 182 | Total Medical-Nursing Homes | | 25 |
| Total Medical Labs & Testing Services | | 221 | **Medical-Outpatient/Home Medical — 0.1%** | | |
| **Medical Products — 0.3%** | | | Lincare Holdings* | 1,610 | 64 |
| Baxter International | 4,532 | 257 | Radiation Therapy Services* | 2,693 | 79 |
| Haemonetics* | 450 | 21 | Total Medical-Outpatient/Home Medical | | 143 |
| Henry Schein* | 2,680 | 140 | **Medical-Wholesale Drug Distributors — 0.3%** | | |
| PSS World Medical* | 2,250 | 45 | AmerisourceBergen | 4,017 | 201 |
| Syneron Medical* | 1,310 | 33 | Cardinal Health | 3,500 | 245 |
| Vital Signs | 550 | 31 | Total Medical-Wholesale Drug Distributors | | 446 |
| Total Medical Products | | 527 | **Metal Processors & Fabricators — 0.3%** | | |
| **Medical-Biomedical/Genetic — 0.7%** | | | Commercial Metals | 7,500 | 252 |
| Barrier Therapeutics* | 9,390 | 65 | Haynes International* | 880 | 69 |
| Cambrex | 1,650 | 40 | Ladish* | 1,876 | 76 |
| Celgene* | 2,510 | 153 | Precision Castparts | 1,320 | 137 |
| Genzyme* | 8,015 | 523 | Total Metal Processors & Fabricators | | 534 |
| Integra Lifesciences* | 950 | 43 | **Metal Products-Distributors — 0.0%** | | |
| Invitrogen* | 850 | 56 | AM Castle | 1,300 | 44 |
| Keryx Biopharmaceuticals* | 2,700 | 27 | Total Metal Products-Distributors | | 44 |
| Lifecell* | 1,630 | 48 | | | |
| Martek Biosciences* | 1,740 | 38 | | | |
| Orchid Cellmark* | 2,670 | 18 | | | |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Balanced Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Metal-Aluminum — 0.0%** | | |
| Alcoa | 1,920 | $ 68 |
| Total Metal-Aluminum | | 68 |
| **Metal-Diversified — 0.1%** | | |
| Freeport-McMoRan Copper & Gold | 3,279 | 220 |
| Total Metal-Diversified | | 220 |
| **Miscellaneous Manufacturing — 0.0%** | | |
| Aptargroup | 400 | 29 |
| Total Miscellaneous Manufacturing | | 29 |
| **Multi-Line Insurance — 1.4%** | | |
| ACE | 1,121 | 67 |
| Allstate | 3,871 | 241 |
| American International Group | 3,700 | 259 |
| Cincinnati Financial | 5,600 | 253 |
| Hartford Financial Services Group | 1,715 | 173 |
| Loews | 6,569 | 311 |
| Metlife | 4,611 | 303 |
| XL Capital, Cl A | 5,386 | 420 |
| Total Multi-Line Insurance | | 2,027 |
| **Multimedia — 0.0%** | | |
| Entravision Communications, Cl A* | 2,180 | 22 |
| Gemstar-TV Guide International* | 9,540 | 42 |
| Walt Disney | 54 | 2 |
| Total Multimedia | | 66 |
| **Networking Products — 0.2%** | | |
| Anixter International* | 550 | 39 |
| Atheros Communications* | 840 | 22 |
| Cisco Systems* | 5,930 | 159 |
| Foundry Networks* | 1,160 | 18 |
| Switch and Data Facilities* | 1,879 | 34 |
| Total Networking Products | | 272 |
| **Non-Ferrous Metals — 0.3%** | | |
| Cameco | 8,930 | 416 |
| USEC* | 1,440 | 29 |
| Total Non-Ferrous Metals | | 445 |
| **Non-Hazardous Waste Disposal — 0.2%** | | |
| Allied Waste Industries* | 18,700 | 250 |
| Waste Management | 2,810 | 105 |
| Total Non-Hazardous Waste Disposal | | 355 |
| **Office Automation & Equipment — 0.0%** | | |
| Pitney Bowes | 1,110 | 53 |
| Total Office Automation & Equipment | | 53 |
| **Office Supplies & Forms — 0.2%** | | |
| Avery Dennison | 3,800 | 236 |
| Total Office Supplies & Forms | | 236 |

| Description | Shares | Value (000) |
|---|---|---|
| **Oil & Gas Drilling — 0.2%** | | |
| Atlas America* | 950 | $ 57 |
| Diamond Offshore Drilling | 480 | 41 |
| Patterson-UTI Energy | 1,950 | 47 |
| Pride International* | 1,270 | 42 |
| Rowan | 710 | 26 |
| Todco* | 800 | 36 |
| Total Oil & Gas Drilling | | 249 |
| **Oil Companies-Exploration & Production — 0.7%** | | |
| Arena Resources* | 540 | 25 |
| ATP Oil & Gas* | 795 | 35 |
| Cabot Oil & Gas | 900 | 33 |
| Denbury Resources* | 1,300 | 43 |
| Forest Oil* | 1,050 | 37 |
| Goodrich Petroleum* | 1,000 | 35 |
| Mariner Energy* | 1,130 | 26 |
| Murphy Oil | 900 | 50 |
| Newfield Exploration* | 4,100 | 179 |
| Novatek GDR | 1,500 | 77 |
| Parallel Petroleum* | 1,270 | 29 |
| Petrohawk Energy* | 1,500 | 22 |
| Southwestern Energy* | 12,220 | 513 |
| Stone Energy* | 1,395 | 41 |
| Ultra Petroleum* | 1,100 | 63 |
| Total Oil Companies-Exploration & Production | | 1,208 |
| **Oil Companies-Integrated — 1.2%** | | |
| BP ADR | 1,636 | 110 |
| Chevron | 1,129 | 88 |
| ConocoPhillips | 4,289 | 297 |
| Exxon Mobil | 6,836 | 543 |
| Hess | 3,600 | 204 |
| LUKOIL ADR | 800 | 64 |
| Marathon Oil | 1,208 | 123 |
| Occidental Petroleum | 6,072 | 308 |
| Petroleo Brasilerio ADR | 1,900 | 192 |
| Total Oil Companies-Integrated | | 1,929 |
| **Oil Field Machinery & Equipment — 0.2%** | | |
| Dresser-Rand Group* | 1,950 | 62 |
| Grant Prideco* | 1,490 | 77 |
| Metretek Technologies* | 1,400 | 17 |
| National Oilwell Varco* | 1,525 | 129 |
| T-3 Energy Services* | 610 | 16 |
| Total Oil Field Machinery & Equipment | | 301 |
| **Oil Refining & Marketing — 0.2%** | | |
| Tesoro | 2,000 | 242 |
| Total Oil Refining & Marketing | | 242 |
| **Oil-Field Services — 0.4%** | | |
| Hanover Compressor* | 1,650 | 36 |
| Helix Energy Solutions* | 5,800 | 222 |
| Hercules Offshore* | 1,050 | 33 |
| Key Energy Services* | 2,810 | 52 |
| North American Energy Partners* | 1,200 | 25 |
| Oceaneering International* | 900 | 43 |
| SEACOR Holdings* | 500 | 48 |
| Superior Energy Services* | 1,650 | 60 |
| Tetra Technologies* | 1,400 | 37 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Balanced Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Oil-Field Services — continued** | | |
| W-H Energy Services* | 2,105 | $ 114 |
| Total Oil-Field Services | | 670 |
| **Paper & Related Products — 0.3%** | | |
| Abitibi-Consolidated | 45,800 | 121 |
| Bowater | 1,780 | 39 |
| Domtar* | 14,300 | 139 |
| MeadWestvaco | 1,270 | 42 |
| Neenah Paper | 850 | 33 |
| Smurfit-Stone Container* | 2,270 | 27 |
| Total Paper & Related Products | | 401 |
| **Pharmacy Services — 0.3%** | | |
| Medco Health Solutions* | 1,875 | 146 |
| Omnicare | 9,910 | 329 |
| Total Pharmacy Services | | 475 |
| **Physical Practice Management — 0.1%** | | |
| Pediatrix Medical Group* | 3,300 | 188 |
| Total Physical Practice Management | | 188 |
| **Physical Therapy/Rehabilitation Centers — 0.1%** | | |
| Psychiatric Solutions* | 2,810 | 99 |
| Total Physical Therapy/Rehabilitation Centers | | 99 |
| **Pipelines — 0.5%** | | |
| El Paso | 12,550 | 188 |
| National Fuel Gas | 5,050 | 238 |
| Questar | 2,350 | 228 |
| Spectra Energy | 3,692 | 96 |
| Total Pipelines | | 750 |
| **Platinum — 0.0%** | | |
| Stillwater Mining* | 2,070 | 32 |
| Total Platinum | | 32 |
| **Power Conversion/Supply Equipment — 0.1%** | | |
| Delta Electronics GDR | 5,040 | 79 |
| Total Power Conversion/Supply Equipment | | 79 |
| **Printing-Commercial — 0.2%** | | |
| RR Donnelley & Sons | 6,729 | 271 |
| Total Printing-Commercial | | 271 |
| **Private Corrections — 0.0%** | | |
| The Geo Group* | 300 | 15 |
| Total Private Corrections | | 15 |
| **Property/Casualty Insurance — 0.6%** | | |
| Arch Capital Group* | 4,200 | 306 |
| Safeco | 4,150 | 277 |
| Travelers | 3,941 | 213 |
| WR Berkley | 6,800 | 221 |
| Total Property/Casualty Insurance | | 1,017 |
| **Publishing-Books — 0.1%** | | |
| Courier | 1,150 | 46 |

| Description | Shares | Value (000) |
|---|---|---|
| **Publishing-Books — continued** | | |
| Scholastic* | 1,015 | $ 31 |
| Total Publishing-Books | | 77 |
| **Publishing-Newspapers — 0.1%** | | |
| Dow Jones | 440 | 16 |
| Gannett | 1,929 | 110 |
| Total Publishing-Newspapers | | 126 |
| **Publishing-Periodicals — 0.0%** | | |
| Playboy Enterprises, Cl B* | 4,660 | 46 |
| Total Publishing-Periodicals | | 46 |
| **Quarrying — 0.2%** | | |
| Vulcan Materials | 1,975 | 244 |
| Total Quarrying | | 244 |
| **Radio — 0.0%** | | |
| Radio One, Cl D* | 6,365 | 45 |
| Total Radio | | 45 |
| **Real Estate Management/Services — 0.1%** | | |
| CB Richard Ellis Group, Cl A* | 6,790 | 230 |
| Total Real Estate Management/Services | | 230 |
| **Real Estate Operation/Development — 0.0%** | | |
| Brookfield Properties | 1,725 | 71 |
| Total Real Estate Operation/Development | | 71 |
| **Reinsurance — 0.8%** | | |
| Allied World Assurance Holdings | 1,320 | 58 |
| Aspen Insurance Holdings | 4,895 | 130 |
| Axis Capital Holdings | 1,110 | 41 |
| Berkshire Hathaway, Cl B* | 46 | 167 |
| Endurance Specialty Holdings | 1,650 | 62 |
| Everest Re Group | 430 | 43 |
| Montpelier Re Holdings | 6,830 | 125 |
| PartnerRe | 3,950 | 284 |
| Platinum Underwriters Holdings | 1,970 | 67 |
| RenaissanceRe Holdings | 4,700 | 255 |
| Total Reinsurance | | 1,232 |
| **REITs-Apartments — 0.4%** | | |
| Apartment Investment & Management, Cl A | 3,300 | 183 |
| Archstone-Smith Trust | 2,172 | 113 |
| AvalonBay Communities | 837 | 102 |
| BRE Properties | 607 | 37 |
| Equity Residential | 2,199 | 102 |
| GMH Communities Trust | 1,817 | 18 |
| UDR | 1,791 | 54 |
| Total REITs-Apartments | | 609 |
| **REITs-Diversified — 0.1%** | | |
| Colonial Properties Trust | 816 | 40 |
| Digital Realty Trust | 1,305 | 53 |
| PS Business Parks | 423 | 29 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Balanced Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **REITs-Diversified — continued** | | |
| Vornado Realty Trust | 1,253 | $ 149 |
| Total REITs-Diversified | | 271 |
| **REITs-Hotels — 0.1%** | | |
| Ashford Hospitality Trust | 2,100 | 25 |
| DiamondRock Hospitality | 2,752 | 50 |
| Host Hotels & Resorts | 5,130 | 132 |
| Total REITs-Hotels | | 207 |
| **REITs-Manufactured Homes — 0.0%** | | |
| Equity Lifestyle Properties | 455 | 25 |
| Total REITs-Manufactured Homes | | 25 |
| **REITs-Office Property — 0.4%** | | |
| Alexandria Real Estate Equities | 547 | 58 |
| American Financial Realty Trust | 3,070 | 33 |
| Boston Properties | 2,584 | 304 |
| Corporate Office Properties Trust | 1,093 | 51 |
| SL Green Realty | 598 | 84 |
| Total REITs-Office Property | | 530 |
| **REITs-Regional Malls — 0.4%** | | |
| CBL & Associates Properties | 4,000 | 182 |
| General Growth Properties | 1,713 | 109 |
| Macerich | 529 | 50 |
| Simon Property Group | 2,138 | 247 |
| Taubman Centers | 1,051 | 59 |
| Total REITs-Regional Malls | | 647 |
| **REITs-Shopping Centers — 0.1%** | | |
| Developers Diversified Realty | 951 | 62 |
| Federal Realty Investment Trust | 668 | 60 |
| Kimco Realty | 1,791 | 86 |
| Kite Realty Group Trust | 586 | 12 |
| Regency Centers | 1,018 | 84 |
| Total REITs-Shopping Centers | | 304 |
| **REITs-Storage — 0.1%** | | |
| Public Storage | 1,158 | 108 |
| Total REITs-Storage | | 108 |
| **REITs-Warehouse/Industrial — 0.1%** | | |
| AMB Property | 945 | 57 |
| Prologis | 1,849 | 120 |
| Total REITs-Warehouse/Industrial | | 177 |
| **Rental Auto/Equipment — 0.0%** | | |
| Avis Budget Group* | 610 | 17 |
| H&E Equipment Services* | 2,100 | 50 |
| Total Rental Auto/Equipment | | 67 |
| **Retail-Apparel/Shoe — 0.6%** | | |
| Abercrombie & Fitch, Cl A | 4,550 | 372 |
| Aeropostale* | 4,010 | 165 |
| AnnTaylor Stores* | 900 | 35 |
| Bebe Stores | 1,900 | 33 |
| Childrens Place Retail Stores* | 600 | 32 |

| Description | Shares | Value (000) |
|---|---|---|
| **Retail-Apparel/Shoe — continued** | | |
| Footstar* | 6,620 | $ 58 |
| Kenneth Cole Productions, Cl A | 1,830 | 46 |
| Men's Wearhouse | 4,100 | 177 |
| New York* | 2,200 | 31 |
| Total Retail-Apparel/Shoe | | 949 |
| **Retail-Automotive — 0.0%** | | |
| Group 1 Automotive | 740 | 30 |
| Total Retail-Automotive | | 30 |
| **Retail-Building Products — 0.2%** | | |
| Lowe's | 10,960 | 335 |
| Total Retail-Building Products | | 335 |
| **Retail-Computer Equipment — 0.1%** | | |
| GameStop, Cl A* | 4,700 | 156 |
| Total Retail-Computer Equipment | | 156 |
| **Retail-Discount — 0.1%** | | |
| Citi Trends* | 775 | 31 |
| Costco Wholesale | 251 | 13 |
| Dollar General | 4,539 | 97 |
| Wal-mart | 5 | — |
| Total Retail-Discount | | 141 |
| **Retail-Drug Store — 0.5%** | | |
| CVS | 18,897 | 685 |
| Rite Aid* | 23,600 | 145 |
| Total Retail-Drug Store | | 830 |
| **Retail-Jewelry — 0.0%** | | |
| Movado Group | 1,400 | 46 |
| Total Retail-Jewelry | | 46 |
| **Retail-Major Department Store — 0.4%** | | |
| JC Penney | 4,250 | 336 |
| Sears Holdings* | 1,422 | 272 |
| Total Retail-Major Department Store | | 608 |
| **Retail-Office Supplies — 0.1%** | | |
| Office Depot* | 1,471 | 49 |
| OfficeMax | 605 | 30 |
| Total Retail-Office Supplies | | 79 |
| **Retail-Pet Food & Supplies — 0.1%** | | |
| Petsmart | 3,280 | 109 |
| Total Retail-Pet Food & Supplies | | 109 |
| **Retail-Propane Distribution — 0.1%** | | |
| Star Gas Partners* | 23,890 | 97 |
| Total Retail-Propane Distribution | | 97 |
| **Retail-Regional Department Store — 0.1%** | | |
| Dillard's, Cl A | 6,000 | 208 |
| Total Retail-Regional Department Store | | 208 |
| **Retail-Restaurants — 0.4%** | | |
| BJ's Restaurants* | 750 | 16 |

# Old Mutual Asset Allocation Balanced Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Retail-Restaurants — continued** | | |
| Cheesecake Factory* | 1,460 | $ 40 |
| Chipotle Mexican Grill, Cl A* | 430 | 28 |
| Panera Bread, Cl A* | 2,060 | 115 |
| Starbucks* | 14,450 | 448 |
| Total Retail-Restaurants | | 647 |
| **Retail-Sporting Goods — 0.1%** | | |
| Dick's Sporting Goods* | 790 | 44 |
| Hibbet Sports* | 1,220 | 36 |
| Zumiez* | 590 | 23 |
| Total Retail-Sporting Goods | | 103 |
| **Retail-Video Rental — 0.0%** | | |
| Blockbuster, Cl A* | 5,605 | 35 |
| Total Retail-Video Rental | | 35 |
| **Retirement/Aged Care — 0.0%** | | |
| Sunrise Senior Living* | 770 | 29 |
| Total Retirement/Aged Care | | 29 |
| **Rubber-Tires — 0.0%** | | |
| Goodyear Tire & Rubber* | 568 | 19 |
| Total Rubber-Tires | | 19 |
| **S&L/Thrifts-Central US — 0.1%** | | |
| Citizens First Bancorp | 1,000 | 21 |
| Franklin Bank* | 1,600 | 25 |
| MAF Bancorp | 1,500 | 60 |
| Total S&L/Thrifts-Central US | | 106 |
| **S&L/Thrifts-Eastern US — 0.3%** | | |
| Brookline Bancorp | 4,220 | 50 |
| Clifton Savings Bancorp | 1,700 | 20 |
| Dime Community Bancshares | 3,250 | 43 |
| Flushing Financial | 2,650 | 41 |
| Investors Bancorp* | 3,350 | 48 |
| KNBT Bancorp | 2,200 | 33 |
| NewAlliance Bancshares | 3,200 | 50 |
| Partners Trust Financial Group | 950 | 11 |
| Provident New York Bancorp | 4,100 | 56 |
| Total S&L/Thrifts-Eastern US | | 352 |
| **S&L/Thrifts-Southern US — 0.0%** | | |
| Bankunited Financial, Cl A | 1,650 | 36 |
| Total S&L/Thrifts-Southern US | | 36 |
| **S&L/Thrifts-Western US — 0.2%** | | |
| PFF Bancorp | 1,600 | 45 |
| Provident Financial Holdings | 1,550 | 38 |
| Washington Federal | 8,940 | 212 |
| Washington Mutual | 2,688 | 113 |
| Total S&L/Thrifts-Western US | | 408 |
| **Satellite Telecom — 0.0%** | | |
| Loral Space & Communications* | 340 | 16 |
| Total Satellite Telecom | | 16 |
| **Schools — 0.2%** | | |
| Capella Education* | 1,040 | 36 |

| Description | Shares | Value (000) |
|---|---|---|
| **Schools — continued** | | |
| ITT Educational Services* | 1,395 | $ 136 |
| Learning Tree International* | 4,250 | 48 |
| Strayer Education | 405 | 50 |
| Total Schools | | 270 |
| **Semiconductor Components-Integrated Circuits — 0.4%** | | |
| ChipMOS TECHNOLOGIES* | 2,670 | 19 |
| Cirrus Logic* | 3,800 | 31 |
| Cypress Semiconductor* | 2,900 | 66 |
| Integrated Device Technology* | 3,490 | 52 |
| Maxim Integrated Products | 13,920 | 442 |
| Powertech Technology GDR | 10,000 | 75 |
| Total Semiconductor Components-Integrated Circuits | | 685 |
| **Semiconductor Equipment — 0.2%** | | |
| Applied Materials | 5,566 | 107 |
| Brooks Automation* | 2,750 | 48 |
| Cabot Microelectronics* | 1,100 | 35 |
| Mattson Technology* | 3,150 | 32 |
| Tessera Technologies* | 1,240 | 53 |
| Ultratech* | 2,420 | 34 |
| Varian Semiconductor Equipment Associates* | 950 | 63 |
| Total Semiconductor Equipment | | 372 |
| **Specified Purpose Acquisition — 0.0%** | | |
| Marathon Acquisition* | 2,030 | 19 |
| Total Specified Purpose Acquisition | | 19 |
| **Steel Pipe & Tube — 0.1%** | | |
| Mueller Water Products, Cl A | 2,220 | 32 |
| TMK GDR 144A* | 1,700 | 62 |
| Total Steel Pipe & Tube | | 94 |
| **Steel-Producers — 0.1%** | | |
| Nucor | 1,700 | 108 |
| Olympic Steel | 550 | 18 |
| Total Steel-Producers | | 126 |
| **Steel-Specialty — 0.2%** | | |
| Allegheny Technologies | 3,011 | 330 |
| Total Steel-Specialty | | 330 |
| **Super-Regional Banks-US — 0.6%** | | |
| Bank of America | 5,276 | 269 |
| Capital One Financial | 4,768 | 354 |
| PNC Financial Services Group | 1,342 | 99 |
| Wells Fargo | 5,578 | 200 |
| Total Super-Regional Banks-US | | 922 |
| **Telecommunications Equipment — 0.1%** | | |
| CommScope* | 1,073 | 50 |
| Comtech Telecommunications* | 700 | 26 |
| Plantronics | 3,820 | 96 |
| Tollgrade Communications* | 4,080 | 49 |
| Total Telecommunications Equipment | | 221 |

## Old Mutual Asset Allocation Balanced Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Telecommunications Services — 0.6%** | | |
| Amdocs* | 6,320 | $ 232 |
| Cbeyond* | 1,422 | 50 |
| Embarq | 3,600 | 216 |
| Mastec* | 4,200 | 48 |
| Orascom Telecom Holding GDR | 900 | 62 |
| Orbcomm* | 2,050 | 24 |
| RCN* | 1,250 | 34 |
| Time Warner Telecom, Cl A* | 6,340 | 130 |
| Total Telecommunications Services | | 796 |
| **Telephone-Integrated — 0.6%** | | |
| AT&T | 14,527 | 562 |
| General Communication, Cl A* | 2,600 | 37 |
| IDT, Cl B | 2,360 | 26 |
| Verizon Communications | 8,346 | 319 |
| Total Telephone-Integrated | | 944 |
| **Television — 0.0%** | | |
| Sinclair Broadcast Group, Cl A | 1,305 | 21 |
| Total Television | | 21 |
| **Therapeutics — 0.5%** | | |
| Gilead Sciences* | 7,985 | 653 |
| Medicines* | 2,370 | 54 |
| Theravance* | 1,140 | 38 |
| Warner Chilcott, Cl A* | 2,160 | 36 |
| Total Therapeutics | | 781 |
| **Tobacco — 0.5%** | | |
| Altria Group | 4,644 | 320 |
| Imperial Tobacco Group ADR | 4,041 | 353 |
| UST | 3,284 | 186 |
| Total Tobacco | | 859 |
| **Tools-Hand Held — 0.1%** | | |
| Stanley Works | 3,840 | 224 |
| Total Tools-Hand Held | | 224 |
| **Transactional Software — 0.0%** | | |
| Innerworkings* | 2,923 | 36 |
| VeriFone Holdings* | 950 | 33 |
| Total Transactional Software | | 69 |
| **Transport-Equipment & Leasing — 0.1%** | | |
| GATX | 930 | 45 |
| Genesis Lease ADR | 1,250 | 34 |
| Greenbrier | 510 | 12 |
| Total Transport-Equipment & Leasing | | 91 |
| **Transport-Rail — 0.4%** | | |
| Burlington Northern Santa Fe | 2,348 | 206 |
| Canadian Pacific Railway | 3,800 | 241 |
| CSX | 5,400 | 233 |
| Total Transport-Rail | | 680 |
| **Transport-Services — 0.1%** | | |
| FedEx | 330 | 35 |
| Ryder System | 700 | 37 |

| Description | Shares | Value (000) |
|---|---|---|
| **Transport-Services — continued** | | |
| UTI Worldwide | 3,260 | $ 76 |
| Total Transport-Services | | 148 |
| **Transport-Truck — 0.1%** | | |
| Forward Air | 1,000 | 31 |
| Heartland Express | 2,400 | 41 |
| Knight Transportation | 1,600 | 31 |
| Landstar Systems | 600 | 29 |
| Total Transport-Truck | | 132 |
| **Veterinary Diagnostics — 0.0%** | | |
| VCA Antech* | 1,240 | 49 |
| Total Veterinary Diagnostics | | 49 |
| **Vitamins & Nutrition Products — 0.1%** | | |
| Herbalife | 2,565 | 103 |
| Total Vitamins & Nutrition Products | | 103 |
| **Water — 0.1%** | | |
| California Water Service Group | 900 | 35 |
| Consolidated Water | 1,600 | 41 |
| Total Water | | 76 |
| **Web Hosting/Design — 0.1%** | | |
| Equinix* | 1,365 | 114 |
| Total Web Hosting/Design | | 114 |
| **Web Portals/ISP — 0.5%** | | |
| Gigamedia* | 1,801 | 25 |
| Google, Cl A* | 1,120 | 528 |
| Trizetto Group* | 1,900 | 37 |
| Yahoo!* | 11,250 | 316 |
| Total Web Portals/ISP | | 906 |
| **Wireless Equipment — 0.8%** | | |
| American Tower, Cl A* | 18,770 | 713 |
| Nokia ADR | 8,113 | 205 |
| Novatel Wireless* | 845 | 15 |
| Qualcomm | 8,260 | 362 |
| RF Micro Devices* | 3,700 | 23 |
| Total Wireless Equipment | | 1,318 |
| **Wound, Burn & Skin Care — 0.0%** | | |
| Obagi Medical Products* | 1,611 | 20 |
| Total Wound, Burn & Skin Care | | 20 |
| **X-Ray Equipment — 0.0%** | | |
| Hologic* | 860 | 49 |
| Total X-Ray Equipment | | 49 |
| Total Common Stock | | |
| (Cost $65,683) | | 76,023 |
| **FOREIGN COMMON STOCK — 14.0%** | | |
| **Australia — 0.9%** | | |
| BHP Billiton | 5,508 | 134 |
| Caltex Australia | 1,806 | 36 |
| Leighton Holdings | 5,939 | 171 |

## Old Mutual Asset Allocation Balanced Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---:|---:|
| **Australia — continued** | | |
| MacArthur Coal | 900 | $ 4 |
| QBE Insurance Group | 15,780 | 400 |
| Rio Tinto | 2,351 | 161 |
| Sally Malay Mining* | 2,902 | 13 |
| Santos | 31,697 | 293 |
| Tattersall's | 52,097 | 222 |
| Total Australia | | 1,434 |
| **Austria — 0.1%** | | |
| Andritz | 200 | 51 |
| Austrian Airlines* | 1,241 | 19 |
| Voestalpine | 1,697 | 114 |
| Total Austria | | 184 |
| **Belgium — 0.3%** | | |
| Belgacom | 200 | 9 |
| Delhaize Group* | 159 | 15 |
| Fortis | 10,455 | 470 |
| Total Belgium | | 494 |
| **Bermuda — 0.0%** | | |
| Catlin Group | 1,606 | 17 |
| Total Bermuda | | 17 |
| **Brazil — 0.1%** | | |
| Gafisa | 6,000 | 84 |
| Localiza Rent A Car | 3,900 | 40 |
| Porto Seguro | 2,000 | 69 |
| Total Brazil | | 193 |
| **Canada — 0.3%** | | |
| Canadian Imperial Bank of Commerce/Canada | 3,100 | 273 |
| Gerdau Ameristeel | 500 | 6 |
| IPSCO | 369 | 54 |
| Methanex | 2,100 | 50 |
| Teck Cominco, Cl B | 600 | 46 |
| TELUS | 300 | 16 |
| Total Canada | | 445 |
| **Denmark — 0.1%** | | |
| Jyske Bank* | 1,000 | 80 |
| D/S Nordern | 50 | 57 |
| Sydbank | 550 | 31 |
| Topdanmark* | 275 | 54 |
| Total Denmark | | 222 |
| **Finland — 0.1%** | | |
| Outokumpu | 1,467 | 49 |
| Rautaruukki | 800 | 43 |
| Total Finland | | 92 |
| **France — 1.7%** | | |
| Air France-KLM | 8,442 | 431 |
| BNP Paribas | 6,685 | 775 |
| Cap Gemini | 3,210 | 243 |
| CNP Assurances | 312 | 40 |
| Lafarge | 70 | 11 |
| Societe Generale | 3,757 | 796 |
| Total | 4,853 | 358 |

| Description | Shares | Value (000) |
|---|---:|---:|
| **France — continued** | | |
| Vivendi | 2,232 | $ 92 |
| Total France | | 2,746 |
| **Germany — 1.4%** | | |
| Air Berlin* | 402 | 11 |
| Allianz SE | 1,736 | 395 |
| Balda | 129 | 2 |
| Commerzbank | 230 | 11 |
| Deutsche Bank | 4,283 | 657 |
| Deutsche Lufthansa | 2,286 | 68 |
| E.ON | 155 | 23 |
| Koenig & Bauer | 1,376 | 49 |
| MAN | 2,738 | 363 |
| Salzgitter | 2,066 | 340 |
| ThyssenKrupp | 5,348 | 286 |
| Total Germany | | 2,205 |
| **Hong Kong — 0.2%** | | |
| ASM Pacific Technology | 1,948 | 12 |
| China Everbright International | 156,000 | 42 |
| China Resources Enterprise | 24,000 | 81 |
| CNOOC | 60,000 | 51 |
| Kingdee International Software Group | 90,000 | 70 |
| Lee & Man Paper Manufacturing | 18,000 | 51 |
| Orient Overseas International | 2,200 | 19 |
| Television Broadcasts | 6,000 | 40 |
| Vtech Holdings | 3,326 | 25 |
| Total Hong Kong | | 391 |
| **Indonesia — 0.2%** | | |
| Astra International* | 60,000 | 94 |
| Bank Niaga | 576,000 | 53 |
| Bank Rakyat Indonesia | 114,000 | 65 |
| Ciputra Development* | 627,000 | 66 |
| Ramayana Lestari Sentosa | 660,000 | 58 |
| Total Indonesia | | 336 |
| **Italy — 1.0%** | | |
| Enel | 57,414 | 652 |
| ENI | 18,562 | 616 |
| Fiat* | 11,574 | 340 |
| Fondiaria-Sai | 978 | 52 |
| Total Italy | | 1,660 |
| **Japan — 2.1%** | | |
| ABILIT | 900 | 5 |
| Aisin Seiki | 2,800 | 92 |
| Alpine Electronics | 1,900 | 31 |
| Arcs | 3,700 | 50 |
| Bosch | 1,034 | 5 |
| Brother Industries | 6,000 | 82 |
| Canon | 4,100 | 230 |
| Central Japan Railway | 39 | 430 |
| Century Leasing System | 900 | 12 |
| Chiba Bank | 2,000 | 17 |
| Cosmos Initia | 4,000 | 25 |
| Daiichikosho | 2,800 | 29 |
| Fuji Heavy Industries | 17,000 | 84 |
| Fujikura | 4,000 | 26 |
| Haseko* | 1,500 | 5 |
| Hudson Soft* | 1,200 | 19 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Balanced Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Japan — continued** | | |
| IBJ Leasing | 300 | $ 7 |
| JFE Holdings | 4,800 | 264 |
| JFE Shoji Holdings | 5,000 | 27 |
| Kobayashi Pharmaceutical | 500 | 19 |
| Kyoei Steel | 800 | 22 |
| Leopalace21 | 3,400 | 111 |
| Mori Seiki | 1,200 | 32 |
| Nippon Mining Holdings | 11,500 | 92 |
| Nippon Oil | 3,000 | 23 |
| Nippon Steel Trading | 4,000 | 11 |
| Nissan Shatai | 3,000 | 15 |
| Nisshin Oillio Group | 1,000 | 6 |
| NTT Data | 34 | 167 |
| Pacific Management | 5 | 10 |
| Pacific Metals | 3,000 | 48 |
| Seiko | 5,000 | 30 |
| Shinsho | 3,000 | 9 |
| Sumco | 6,600 | 287 |
| Sumitomo Metal Mining | 26,000 | 483 |
| Suzuki Motor | 10,400 | 296 |
| Tokyo Electron | 18 | 1 |
| Tokyo Tekko | 3,000 | 22 |
| Toyota Boshoku | 9,100 | 210 |
| UMC Japan* | 91 | 12 |
| Yamato Kogyo | 2,300 | 75 |
| Yamazen | 2,000 | 14 |
| Total Japan | | 3,435 |
| **Malaysia — 0.1%** | | |
| Genting | 23,200 | 58 |
| SP Setia | 28,000 | 67 |
| WCT Engineering | 28,000 | 55 |
| Total Malaysia | | 180 |
| **Mexico — 0.1%** | | |
| GEO SA de CV, Ser B* | 16,700 | 92 |
| Total Mexico | | 92 |
| **Netherlands — 0.9%** | | |
| Akzo Nobel | 73 | 6 |
| Heineken | 1,281 | 68 |
| ING Groep | 12,615 | 574 |
| Royal Dutch Shell, Cl A | 21,936 | 762 |
| Royal KPN | 1,216 | 21 |
| Total Netherlands | | 1,431 |
| **New Zealand — 0.2%** | | |
| Air New Zealand | 170,375 | 356 |
| Total New Zealand | | 356 |
| **Norway — 0.1%** | | |
| Statoil ASA | 4,800 | 134 |
| Tandberg | 3,200 | 68 |
| Total Norway | | 202 |
| **Philippines — 0.2%** | | |
| Ayala | 7,600 | 95 |
| Bank of the Philippine Islands* | 19,000 | 26 |
| Jollibee Foods | 53,000 | 55 |
| Union Bank of Philippines* (C) | 17,900 | 24 |

| Description | Shares | Value (000) |
|---|---|---|
| **Philippines — continued** | | |
| Universal Robina | 175,000 | $ 59 |
| Total Philippines | | 259 |
| **Russia — 0.1%** | | |
| Sberbank | 25 | 98 |
| Unified Energy System | 48,000 | 62 |
| Total Russia | | 160 |
| **Singapore — 0.4%** | | |
| Midas Holdings | 46,000 | 60 |
| Oversea-Chinese Banking | 18,000 | 106 |
| Rotary Engineering | 267,000 | 176 |
| Singapore Airlines | 8,000 | 95 |
| Singapore Exchange | 20,000 | 96 |
| Singapore Telecommunications | 46,550 | 101 |
| United Test and Assembly Center* | 8,000 | 5 |
| Total Singapore | | 639 |
| **South Africa — 0.2%** | | |
| MTN Group | 5,350 | 78 |
| Standard Bank Group | 5,980 | 94 |
| Truworths International | 18,000 | 100 |
| Total South Africa | | 272 |
| **South Korea — 0.3%** | | |
| Daegu Bank | 6,000 | 99 |
| Hyundai Motor | 1,300 | 82 |
| Lotte Shopping | 280 | 105 |
| Osstem Implant* | 1,100 | 52 |
| Samsung Techwin | 1,300 | 52 |
| SSCP* | 2,460 | 69 |
| Total South Korea | | 459 |
| **Spain — 0.3%** | | |
| Banco Bilbao Vizcaya Argentaria | 16,559 | 396 |
| Total Spain | | 396 |
| **Sweden — 0.3%** | | |
| Electrolux, Cl B | 14,600 | 380 |
| JM | 5,068 | 174 |
| Total Sweden | | 554 |
| **Switzerland — 0.3%** | | |
| Nestle | 63 | 25 |
| Zurich Financial Services | 1,417 | 411 |
| Total Switzerland | | 436 |
| **Thailand — 0.1%** | | |
| CP Seven Eleven | 268,000 | 57 |
| Home Product Center | 323,000 | 50 |
| Kasikornbank | 37,000 | 71 |
| Total Thailand | | 178 |
| **Turkey — 0.0%** | | |
| Asya Katilim Bankasi* | 9,000 | 52 |
| Total Turkey | | 52 |

## Old Mutual Asset Allocation Balanced Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **United Kingdom — 1.9%** | | |
| Antofagasta | 46,424 | $ 492 |
| Ashtead | 6,039 | 18 |
| AstraZeneca | 7,783 | 423 |
| Aviva | 300 | 5 |
| BHP Billiton | 4,211 | 94 |
| British Airways* | 6,354 | 64 |
| BT Group | 40,357 | 254 |
| CSR* | 3,219 | 49 |
| Hays | 12,193 | 41 |
| HBOS | 11,240 | 241 |
| HSBC Holdings | 202 | 4 |
| J Sainsbury | 27,265 | 311 |
| Kazakhmys | 3,354 | 76 |
| Lavendon Group | 2,044 | 22 |
| Marks & Spencer Group | 2,223 | 33 |
| Michael Page International | 5,146 | 59 |
| Next | 1,197 | 56 |
| Resolution | 5,510 | 71 |
| Royal Bank of Scotland Group | 5,232 | 200 |
| Royal Dutch Shell, Cl B | 4,999 | 176 |
| SABMiller | 3,000 | 71 |
| Sage Group | 687 | 4 |
| Sportingbet | 17,204 | 21 |
| Tate & Lyle | 1,914 | 24 |
| Tesco | 1,784 | 16 |
| Total United Kingdom | | 2,825 |
| Total Foreign Common Stock | | |
| (Cost $18,259) | | 22,345 |
| **FOREIGN RIGHTS — 0.0%** | | |
| **Sweden — 0.0%** | | |
| JM, expires 6/16/11* (C) | 5,068 | 2 |
| Total Sweden | | 2 |
| Total Foreign Rights | | |
| (Cost $—) | | 2 |
| **FOREIGN PREFERRED STOCK — 0.2%** | | |
| **Germany — 0.2%** | | |
| Porsche | 224 | 375 |
| Total Foreign Preferred Stock | | |
| (Cost $234) | | 375 |
| **INVESTMENT COMPANY — 0.1%** | | |
| **Index Fund-Mid Cap — 0.1%** | | |
| iShares Russell Midcap Value Index Fund | 500 | 79 |
| Total Index Fund-MidCap | | 79 |
| **Index Fund-Small Cap — 0.0%** | | |
| iShares Russell 2000 Growth Index Fund | 260 | 22 |

| Description | Shares/Face Amount (000) | Value (000) |
|---|---|---|
| **Index Fund-Small Cap — continued** | | |
| iShares S&P Small Cap 600 Value Income Index | 200 | $ 16 |
| Total Index Fund-Small Cap | | 38 |
| Total Investment Company | | |
| (Cost $101) | | 117 |
| **U.S. GOVERNMENT AGENCY OBLIGATIONS — 10.1%** | | |
| Federal Home Loan Mortgage Corporation | | |
| 6.500%, 04/01/35 | $ 11 | 11 |
| 6.000%, 11/01/36 | 1,579 | 1,592 |
| 6.000%, 12/01/36 | 49 | 50 |
| 6.000%, 01/01/37 | 253 | 255 |
| 6.000%, 08/01/29 | 29 | 29 |
| 5.858%, 12/01/36 (A) | 511 | 516 |
| 5.795%, 03/21/11 | 80 | 83 |
| 5.870%, 01/01/37 (A) | 642 | 648 |
| 5.791%, 03/01/37 (A) | 180 | 181 |
| 5.500%, 09/01/17 | 68 | 69 |
| 5.500%, 09/01/19 | 65 | 65 |
| 5.500%, 08/01/20 | 395 | 396 |
| 5.500%, 02/01/21 | 13 | 13 |
| 5.500%, 02/01/21 | 222 | 222 |
| 5.500%, 05/01/21 | 53 | 53 |
| 5.500%, 09/01/21 | 205 | 205 |
| 5.500%, 04/01/22 | 495 | 496 |
| 5.500%, 10/01/34 | 80 | 79 |
| 5.500%, 01/01/35 | 37 | 36 |
| 5.500%, 02/01/35 | 229 | 226 |
| 5.500%, 03/01/35 | 77 | 76 |
| 5.500%, 06/01/35 | 732 | 724 |
| 5.267%, 04/01/37 | 375 | 374 |
| 5.250%, 11/03/09 | 675 | 677 |
| 5.250%, 02/24/11 | 525 | 526 |
| 5.000%, 10/16/09 | 260 | 260 |
| 5.000%, 07/01/21 | 626 | 617 |
| Federal National Mortgage Association | | |
| 6.500%, 03/01/35 | 250 | 256 |
| 6.500%, 04/01/36 | 234 | 239 |
| 6.500%, 05/01/36 | 536 | 548 |
| 6.500%, 05/01/36 | 65 | 66 |
| 6.500%, 05/01/36 | 274 | 280 |
| 6.500%, 12/01/36 | 217 | 222 |
| 6.250%, 02/01/11 | 400 | 420 |
| 6.000%, 01/01/29 | 151 | 153 |
| 6.000%, 05/01/33 | 129 | 131 |
| 6.000%, 07/01/36 | 239 | 241 |
| 6.000%, 07/01/36 | 286 | 288 |
| 6.000%, 08/01/36 | 40 | 41 |
| 6.000%, 11/01/36 | 605 | 610 |
| 6.000%, 12/01/36 | 232 | 234 |
| 5.500%, 03/01/20 | 76 | 76 |
| 5.500%, 04/01/21 | 43 | 43 |
| 5.500%, 03/01/35 | 225 | 223 |
| 5.500%, 06/01/35 | 285 | 283 |
| 5.500%, 07/01/35 | 402 | 398 |
| 5.500%, 09/01/35 | 16 | 16 |
| 5.500%, 10/01/35 | 13 | 13 |
| 5.500%, 12/01/35 | 1,266 | 1,254 |
| 5.500%, 01/01/36 | 286 | 284 |
| 5.500%, 03/01/36 | 302 | 299 |
| 5.500%, 03/01/36 | 372 | 369 |
| 5.500%, 04/01/36 | 167 | 165 |

SCHEDULE OF INVESTMENTS

# Old Mutual Asset Allocation Balanced Portfolio

## April 30, 2007 (Unaudited)

| Description | Face Amount (000) | Value (000) |
|---|---|---|
| **U.S. GOVERNMENT AGENCY OBLIGATIONS — CONTINUED** | | |
| Federal National Mortgage Association | | |
| 5.500%, 11/01/36 | $ 211 | $ 209 |
| 5.125%, 01/02/14 | 95 | 95 |
| 5.000%, 03/01/20 | 39 | 39 |
| Federal National Mortgage Association TBA | | |
| 5.000%, 05/01/33 | 275 | 266 |
| Total U.S. Government Agency Obligations (Cost $16,205) | | 16,240 |
| **CORPORATE BONDS — 9.2%** | | |
| Abbott Laboratories | | |
| 5.600%, 05/15/11 | 260 | 265 |
| Advanta Capital Trust, Ser B | | |
| 8.990%, 12/17/26 | 119 | 120 |
| Ahern Rentals | | |
| 9.250%, 08/15/13 | 211 | 220 |
| Alcoa | | |
| 5.900%, 02/01/27 | 40 | 40 |
| Allegheny Energy Supply 144A | | |
| 8.250%, 04/15/12 | 50 | 54 |
| America Movil | | |
| 6.375%, 03/01/35 | 25 | 25 |
| American General Finance, Ser G MTN | | |
| 5.375%, 09/01/09 | 120 | 121 |
| Ameriprise Financial | | |
| 5.350%, 11/15/10 | 100 | 101 |
| Amgen | | |
| 4.000%, 11/18/09 | 40 | 39 |
| Apache | | |
| 5.250%, 04/15/13 | 60 | 60 |
| Appalachian Power | | |
| 5.550%, 04/01/11 | 110 | 111 |
| Aramark 144A(A) | | |
| 8.860%, 02/01/15 | 105 | 108 |
| AT&T Wireless | | |
| 8.750%, 03/01/31 | 75 | 98 |
| 7.875%, 03/01/11 | 90 | 99 |
| Bank of America | | |
| 5.375%, 08/15/11 | 285 | 288 |
| Bank One | | |
| 5.900%, 11/15/11 | 90 | 93 |
| 5.250%, 01/30/13 | 145 | 145 |
| Belden CDT 144A | | |
| 7.000%, 03/15/17 | 105 | 107 |
| Canadian National Railway | | |
| 5.800%, 06/01/16 | 125 | 128 |
| Canadian National Resources | | |
| 5.700%, 05/15/17 | 185 | 186 |
| Cascades | | |
| 7.250%, 02/15/13 | 211 | 214 |
| Caterpillar Financial Services | | |
| 5.050%, 12/01/10 | 150 | 150 |
| Chesapeake Energy | | |
| 6.500%, 08/15/17 | 208 | 207 |
| ChevronTexaco | | |
| 3.500%, 09/17/07 | 220 | 219 |
| Chubb | | |
| 4.934%, 11/16/07 | 90 | 90 |

| Description | Face Amount (000) | Value (000) |
|---|---|---|
| **CORPORATE BONDS — CONTINUED** | | |
| Cimarex Energy | | |
| 7.125%, 05/01/17 | $ 157 | $ 159 |
| Cisco Systems | | |
| 5.500%, 02/22/16 | 70 | 70 |
| 5.250%, 02/22/11 | 275 | 277 |
| Citigroup | | |
| 5.100%, 09/29/11 | 230 | 230 |
| Coleman Cable 144A | | |
| 9.875%, 10/01/12 | 160 | 168 |
| Columbus Southern Power, Ser C | | |
| 5.500%, 03/01/13 | 80 | 81 |
| Comcast | | |
| 5.900%, 03/15/16 | 160 | 163 |
| 5.875%, 02/15/18 | 40 | 40 |
| 5.300%, 01/15/14 | 60 | 60 |
| Conocophillips Canada | | |
| 5.625%, 10/15/16 | 150 | 153 |
| Cosan Finance 144A | | |
| 7.000%, 02/01/17 | 100 | 99 |
| Costco Wholesale | | |
| 5.500%, 03/15/17 | 80 | 81 |
| CRH America | | |
| 6.000%, 09/30/16 | 35 | 36 |
| DaimlerChrysler | | |
| 4.750%, 01/15/08 | 160 | 159 |
| Deluxe, Ser B | | |
| 3.500%, 10/01/07 | 197 | 193 |
| Denbury Resources | | |
| 7.500%, 04/01/13 | 153 | 156 |
| Deutsche Telekom | | |
| 8.000%, 06/15/10 | 240 | 260 |
| Dominion Resources, Ser A | | |
| 5.600%, 11/15/16 | 35 | 35 |
| Echostar DBS | | |
| 7.125%, 02/01/16 | 200 | 208 |
| Energy Partners 144A (A) | | |
| 10.480%, 04/15/13 | 260 | 264 |
| ERP Operating | | |
| 5.125%, 03/15/16 | 75 | 73 |
| FedEx | | |
| 5.500%, 08/15/09 | 60 | 60 |
| Ford Motor Credit | | |
| 7.375%, 10/28/09 | 200 | 200 |
| FPL Group Capital | | |
| 5.625%, 09/01/11 | 305 | 310 |
| FTI Consulting | | |
| 7.750%, 10/01/16 | 200 | 209 |
| General Electric Capital, Ser A MTN | | |
| 4.375%, 03/03/12 | 100 | 97 |
| General Electric Capital, Ser G MTN | | |
| 5.720%, 08/22/11 | 130 | 131 |
| General Motors Acceptance | | |
| 7.000%, 02/01/12 | 210 | 212 |
| Gregg Appliances | | |
| 9.000%, 02/01/13 | 150 | 159 |
| Hartford Financial Services Group | | |
| 5.375%, 03/15/17 | 65 | 65 |
| Hospira | | |
| 6.050%, 03/30/17 | 40 | 40 |
| HSBC Finance | | |
| 6.375%, 10/15/11 | 200 | 209 |
| J.C. Penney | | |
| 8.125%, 04/01/27 | 50 | 51 |

## Old Mutual Asset Allocation Balanced Portfolio
April 30, 2007 (Unaudited)

| Description | Face Amount (000) | Value (000) |
|---|---|---|
| **CORPORATE BONDS — CONTINUED** | | |
| John Deere Capital | | |
| 5.400%, 10/17/11 | $ 60 | $ 61 |
| John Deere Capital, Ser D MTN | | |
| 4.400%, 07/15/09 | 155 | 153 |
| Kansas City Southern | | |
| 9.500%, 10/01/08 | 89 | 93 |
| Landry's Restaurants, Ser B | | |
| 7.500%, 12/15/14 | 250 | 249 |
| Masco | | |
| 6.125%, 10/03/16 | 35 | 35 |
| Mastec 144A | | |
| 7.625%, 02/01/17 | 100 | 101 |
| Merrill Lynch | | |
| 5.450%, 07/15/14 | 150 | 151 |
| Metlife | | |
| 5.375%, 12/15/12 | 60 | 61 |
| 5.000%, 06/15/15 | 150 | 146 |
| MGM Mirage | | |
| 6.625%, 07/15/15 | 45 | 44 |
| 5.875%, 02/27/14 | 55 | 52 |
| Midamerican Energy Holdings | | |
| 5.875%, 10/01/12 | 240 | 248 |
| Morgan Stanley | | |
| 4.000%, 01/15/10 | 115 | 112 |
| Neenah Paper | | |
| 7.375%, 11/15/14 | 156 | 151 |
| Nextel Communications, Ser E | | |
| 6.875%, 10/31/13 | 135 | 139 |
| Norampac | | |
| 6.750%, 06/01/13 | 211 | 209 |
| Pemex Project | | |
| 8.500%, 02/15/08 | 185 | 189 |
| PGS Solutions 144A | | |
| 9.625%, 02/15/15 | 131 | 133 |
| PNC Funding | | |
| 4.200%, 03/10/08 | 70 | 69 |
| Prologis Trust | | |
| 7.100%, 04/15/08 | 35 | 35 |
| Prudential Financial, Ser B MTN | | |
| 5.100%, 09/20/14 | 40 | 39 |
| PSE&G Power | | |
| 7.750%, 04/15/11 | 120 | 130 |
| 6.950%, 06/01/12 | 105 | 112 |
| PSI Energy | | |
| 6.050%, 06/15/16 | 60 | 62 |
| Puget Sound Energy | | |
| 6.274%, 03/15/37 | 40 | 41 |
| Quebecor World 144A | | |
| 9.750%, 01/15/15 | 150 | 158 |
| Qwest | | |
| 8.875%, 03/15/12 | 100 | 111 |
| 7.500%, 10/01/14 | 100 | 106 |
| R.H. Donelley, Ser A-3 | | |
| 8.875%, 01/15/16 | 106 | 115 |
| Residential Capital 144A(A) | | |
| 7.187%, 04/17/09 | 170 | 169 |
| Rogers Cable | | |
| 6.750%, 03/15/15 | 30 | 32 |
| Rogers Wireless | | |
| 8.000%, 12/15/12 | 160 | 171 |
| SBC Communications | | |
| 5.625%, 06/15/16 | 65 | 65 |
| 5.100%, 09/15/14 | 170 | 167 |

| Description | Face Amount (000) | Value (000) |
|---|---|---|
| **CORPORATE BONDS — CONTINUED** | | |
| Schering-Plough | | |
| 6.750%, 12/01/33 | $ 60 | $ 67 |
| 5.550%, 12/01/13 | 165 | 169 |
| Shell International | | |
| 5.625%, 06/27/11 | 120 | 123 |
| Simon Property Group | | |
| 5.750%, 12/01/15 | 55 | 56 |
| SLM | | |
| 5.450%, 04/25/11 | 135 | 130 |
| Southern Power, Ser B | | |
| 6.250%, 07/15/12 | 75 | 78 |
| Stater Brothers Holdings | | |
| 8.125%, 06/15/12 | 50 | 52 |
| Stater Brothers Holdings, 144A | | |
| 7.750%, 04/15/15 | 100 | 103 |
| Telecom Italia Capital | | |
| 4.000%, 11/15/08 | 240 | 236 |
| TFM Sa De Cv | | |
| 9.375%, 05/01/12 | 50 | 54 |
| Time Warner | | |
| 6.875%, 05/01/12 | 130 | 138 |
| 5.000%, 06/15/15 | 150 | 146 |
| Time Warner Cable 144A | | |
| 5.850%, 05/01/17 | 75 | 75 |
| Toys R Us | | |
| 7.875%, 04/15/13 | 50 | 47 |
| Turanalem Finance 144A | | |
| 8.250%, 01/22/37 | 200 | 201 |
| Union Pacific | | |
| 3.875%, 02/15/09 | 295 | 289 |
| Uno Restaurant 144A | | |
| 10.000%, 02/15/11 | 50 | 43 |
| Vodafone Group | | |
| 6.150%, 02/27/37 | 40 | 39 |
| Wachovia MTN | | |
| 5.700%, 08/01/13 | 190 | 195 |
| Wal-mart Stores | | |
| 4.550%, 05/01/13 | 75 | 73 |
| Washington Mutual Financial | | |
| 6.875%, 05/15/11 | 60 | 64 |
| Weyerhaeuser | | |
| 5.950%, 11/01/08 | 20 | 20 |
| Willis North America | | |
| 6.200%, 03/28/17 | 40 | 40 |
| Wyeth | | |
| 5.500%, 02/01/14 | 80 | 81 |
| Xcel Energy 144A | | |
| 5.613%, 04/01/17 | 262 | 262 |
| Xerox Capital Trust I | | |
| 8.000%, 02/01/27 | 174 | 176 |
| Total Corporate Bonds | | |
| (Cost $14,608) | | 14,756 |
| **U.S. TREASURY OBLIGATIONS — 10.2%** | | |
| U.S. Treasury Bonds | | |
| 7.500%, 11/15/16 | 100 | 122 |
| 5.375%, 02/15/31 | 855 | 916 |
| 4.500%, 02/15/36 | 1,675 | 1,588 |
| U.S. Treasury Notes | | |
| 4.875%, 08/15/09 | 300 | 302 |
| 4.875%, 05/31/08 | 85 | 85 |
| 4.875%, 07/31/11 | 695 | 705 |
| 4.750%, 05/15/14 | 1,405 | 1,420 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Balanced Portfolio
April 30, 2007 (Unaudited)

| Description | Face Amount (000) | Value (000) |
|---|---|---|
| **U.S. TREASURY OBLIGATIONS — CONTINUED** | | |
| 4.625%, 02/15/17 | $ 795 | $ 795 |
| 4.625%, 11/15/09 | 700 | 701 |
| 4.625%, 02/29/12 | 1,540 | 1,547 |
| 4.625%, 11/15/16 | 2,470 | 2,469 |
| 4.500%, 03/31/12 | 125 | 125 |
| 4.500%, 11/30/11 | 1,410 | 1,409 |
| 3.875%, 07/31/07 | 260 | 259 |
| 3.875%, 07/15/10 | 3,252 | 3,192 |
| 3.375%, 09/15/09 | 760 | 740 |
| Total U.S. Treasury Obligations | | |
| (Cost $16,384) | | 16,375 |
| **FOREIGN BONDS — 1.0%** | | |
| Bundesrepublik, Ser 02 (EUR) | | |
| 5.000%, 07/04/12 | 90 | 128 |
| Bundesrepublik, Ser 03 (EUR) | | |
| 3.750%, 07/04/13 | 199 | 266 |
| Bundesrepublik, Ser 04 (EUR) | | |
| 3.750%, 01/04/15 | 91 | 121 |
| Bundesrepublik, Ser 05 (EUR) | | |
| 3.500%, 01/04/16 | 110 | 143 |
| Canada (CAD) | | |
| 5.750%, 06/01/33 | 120 | 134 |
| 5.250%, 06/01/13 | 139 | 133 |
| Citigroup, Ser INTL (JPY) | | |
| 2.400%, 10/31/25 | 8,000 | 67 |
| Netherlands Government (EUR) | | |
| 4.250%, 07/15/13 | 95 | 130 |
| United Kingdom Gilt (GBP) | | |
| 4.000%, 09/07/16 | 220 | 406 |
| Total Foreign Bonds | | |
| (Cost $1,457) | | 1,528 |
| **MORTGAGE RELATED — 2.5%** | | |
| Banc of America Mortgage CMO, Ser 2004-8, Cl 3A1 | | |
| 5.250%, 10/25/19 | $ 420 | 418 |
| Banc of America Mortgage CMO, Ser D, Cl 2A4 (A) | | |
| 4.777%, 05/25/35 | 315 | 312 |
| Bear Stearns CMBS, Ser 2004-PWR5, Cl A4 | | |
| 4.831%, 07/11/42 | 225 | 220 |
| Bear Stearns CMBS, Ser 2005-T20, Cl A2 (A) | | |
| 5.127%, 10/12/42 | 220 | 220 |
| Bear Stearns CMBS, Ser 2006-PW13, Cl A4 | | |
| 5.540%, 09/11/41 | 325 | 329 |
| Bear Stearns CMBS, Ser 2006-T22, Cl A2 (A) | | |
| 5.466%, 04/12/38 | 260 | 263 |
| Chase Mortgage Finance CMO, Ser 2004-S1, Cl A3 | | |
| 5.500%, 02/25/19 | 12 | 13 |
| Chase Mortgage Finance CMO, Ser 2006-A1, Cl 2A2 (A) | | |
| 6.086%, 09/25/36 | 400 | 407 |
| Chase Mortgage Finance CMO, Ser 2006-A1, Cl 4A1 (A) | | |
| 6.054%, 09/25/36 | 321 | 322 |

| Description | Face Amount (000)/Shares | Value (000) |
|---|---|---|
| **MORTGAGE RELATED — CONTINUED** | | |
| Citigroup CMBS, Ser 2004-C2, Cl A3 | | |
| 4.380%, 10/15/41 | $ 320 | $ 310 |
| JP Morgan Chase CMBS, Ser 2004-CBX, Cl A4 | | |
| 4.529%, 01/12/37 | 235 | 229 |
| JP Morgan Chase CMBS, Ser 2005-LDP1, Cl A2 | | |
| 4.625%, 03/15/46 | 205 | 202 |
| JP Morgan Mortgage Trust CMO, Ser 2006-A4, Cl 3A2 (A) | | |
| 5.991%, 06/25/36 | 205 | 206 |
| Prime Mortgage Trust CMO, Ser 2005-2, Cl 1A3 | | |
| 5.250%, 07/25/20 | 331 | 330 |
| Wells Fargo CMO, Ser 2006-11, Cl A8 | | |
| 6.000%, 09/25/36 | 295 | 295 |
| Total Mortgage Related | | |
| (Cost $4,067) | | 4,076 |
| **CASH EQUIVALENT — 4.6%** | | |
| Evergreen Select Money Market Fund Institutional Class, 5.21% (B) | 7,455,351 | 7,455 |
| Total Cash Equivalent | | |
| (Cost $7,455) | | 7,455 |
| **WARRANTS — 0.3%** | | |
| Amorepacific 144A, expires 6/16/09* | 8,700 | 60 |
| Asian Paints 144A, expires 6/15/09* | 4,400 | 87 |
| IVRCL Infrastructures & Projects 144A, expires 11/17/08* | 9,400 | 74 |
| Nicholas Piramal India 144A, expires 10/26/09* | 12,800 | 80 |
| Suzlon Energy Limited 144A, expires 6/4/07* | 2,300 | 67 |
| TXC 144A, expires 1/27/12* | 36,000 | 66 |
| Union Bank of India 144A, expires 05/18/09* | 26,000 | 53 |
| Total Warrants | | |
| (Cost $437) | | 487 |
| Total Investments — 99.4% † | | |
| (Cost $144,890) | | 159,779 |
| Other Assets and Liabilities, Net — 0.6% | | 990 |
| Total Net Assets — 100.0% | | $ 160,769 |

* Non-income producing security.

144A — Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration normally to qualified institutions. On April 30, 2007, the value of these securities amounted to $2,862 (000), representing 1.8% of the net assets of the Fund.

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Balanced Portfolio
April 30, 2007 (Unaudited)

(A) — Variable rate security — the rate reported on the Schedule of Investments represents the rate as of April 30, 2007.

(B) — Rate reported on the Schedule of Investments represents the 7-day effective yield as of April 30, 2007.

(C) — Security fair valued using methods determined in good faith according to procedures adopted by the Fair Valuation Committee of the Board of Trustees.  On April 30, 2007, the total value of these securities was $26 (000), representing 0.0% of net assets.

(D) — Security purchased on a when-issued basis.

ADR — American Depositary Receipt
B2B — Business to Business
CAD — Canadian Dollar
Cl — Class
CMBS — Commercial Mortgage-Backed Security
CMO — Collateralized Mortgage Obligation
EUR — Euro
GBP — British Pound Sterling
GDR — Global Depositary Receipt
HMO — Health Maintenance Organization
ISP — Internet Service Provider
JPY — Japanese Yen
MTN — Medium-Term Note
R&D — Research and Development
REITs — Real Estate Investment Trusts
S&L — Savings and Loan
Ser — Series
TBA — To Be Announced
Cost figures are shown with "000's" omitted.
Amounts designated as "—" are either $0 or have been rounded to $0.

At April 30, 2007, the tax basis cost of the Fund's investments was $144,890,198, and the unrealized appreciation and depreciation were $16,048,677 and $(1,160,172), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Balanced Portfolio
April 30, 2007 (Unaudited)

As of April 30, 2007, the Fund had the following forward foreign currency contracts outstanding:

| Settlement Date | Currency to Deliver | | Currency to Receive | | Unrealized Appreciation/ (Depreciation) |
|---|---|---|---|---|---|
| 6/13/2007 | EUR | (124,243) | AUD | 207,715 | $2,432 |
| 6/13/2007 | GBP | (139,357) | AUD | 345,963 | 8,343 |
| 6/13/2007 | USD | (100,000) | AUD | 125,406 | 4,000 |
| 6/13/2007 | EUR | (21,618) | CAD | 33,040 | 268 |
| 6/13/2007 | USD | (40,259) | CAD | 46,580 | 1,777 |
| 6/13/2007 | EUR | (100,081) | DKK | 746,170 | 80 |
| 6/13/2007 | USD | (129,472) | DKK | 728,072 | 4,089 |
| 6/13/2007 | GBP | (248,102) | EUR | 368,080 | 7,185 |
| 6/13/2007 | NOK | (307,412) | EUR | 38,100 | 331 |
| 6/13/2007 | CAD | (185,732) | EUR | 120,000 | (3,587) |
| 6/13/2007 | AUD | (197,518) | EUR | 120,000 | 225 |
| 6/13/2007 | USD | (4,915,507) | EUR | 3,686,328 | 123,353 |
| 6/13/2007 | USD | (748,137) | GBP | 380,925 | 13,315 |
| 6/13/2007 | EUR | (221,414) | GBP | 150,000 | (2,808) |
| 6/13/2007 | USD | (1,005,989) | JPY | 118,606,057 | (7,193) |
| 6/13/2007 | EUR | (1,059,652) | JPY | 164,139,381 | (66,205) |
| 6/13/2007 | USD | (69,850) | NOK | 423,991 | 1,522 |
| 6/13/2007 | EUR | (180,000) | NOK | 1,458,202 | (577) |
| 6/13/2007 | EUR | (108,131) | SEK | 999,229 | 1,818 |
| 6/13/2007 | AUD | (262,563) | USD | 207,950 | (9,796) |
| 6/13/2007 | SEK | (582,027) | USD | 83,490 | (3,661) |
| 6/13/2007 | EUR | (48,903) | USD | 64,667 | (2,179) |
| | | | | | **$72,732** |

AUD — Australian Dollar

CAD — Canadian Dollar

DKK — Danish Krone

EUR — Euro

GBP — British Pound

JPY — Japanese Yen

NOK — Norwegian Krone

SEK — Swedish Krona

USD — U.S. Dollar

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Conservative Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **COMMON STOCK — 25.2%** | | |
| **Advertising Services — 0.0%** | | |
| Getty Images* | 30 | $ 2 |
| Total Advertising Services | | 2 |
| **Aerospace/Defense — 0.6%** | | |
| Boeing | 1,198 | 112 |
| General Dynamics | 1,010 | 79 |
| Rockwell Collins | 1,270 | 83 |
| Total Aerospace/Defense | | 274 |
| **Aerospace/Defense-Equipment — 0.1%** | | |
| Alliant Techsystems* | 500 | 47 |
| DRS Technologies | 50 | 2 |
| Goodrich | 100 | 6 |
| Total Aerospace/Defense-Equipment | | 55 |
| **Agricultural Chemicals — 0.3%** | | |
| Agrium | 700 | 27 |
| Monsanto | 1,880 | 111 |
| Total Agricultural Chemicals | | 138 |
| **Agricultural Operations — 0.1%** | | |
| Archer-Daniels-Midland | 641 | 25 |
| Tejon Ranch* | 15 | 1 |
| Total Agricultural Operations | | 26 |
| **Airlines — 0.1%** | | |
| AMR* | 900 | 23 |
| Delta Airlines* (D) | 50 | 1 |
| UAL* | 110 | 4 |
| US Airways Group* | 70 | 3 |
| Total Airlines | | 31 |
| **Applications Software — 0.2%** | | |
| Citrix Systems* | 165 | 5 |
| Intuit* | 150 | 4 |
| Microsoft | 1,900 | 57 |
| Satyam Computer Services ADR | 70 | 2 |
| Total Applications Software | | 68 |
| **Audio/Video Products — 0.1%** | | |
| Harman International | 400 | 49 |
| Total Audio/Video Products | | 49 |
| **Auto-Cars/Light Trucks — 0.0%** | | |
| General Motors | 27 | 1 |
| Total Auto-Cars/Light Trucks | | 1 |
| **Beverages-Non-Alcoholic — 0.1%** | | |
| Coca-Cola | 380 | 20 |
| Total Beverages-Non-Alcoholic | | 20 |
| **Brewery — 0.1%** | | |
| Molson Coors Brewing, Cl B | 550 | 52 |
| Total Brewery | | 52 |

| Description | Shares | Value (000) |
|---|---|---|
| **Broadcast Services/Programming — 0.0%** | | |
| Clear Channel Communications | 8 | $ — |
| Total Broadcast Services/Programming | | — |
| **Building Products-Cement/Aggregate — 0.1%** | | |
| Martin Marietta Materials | 220 | 32 |
| Total Building Products-Cement/Aggregate | | 32 |
| **Building Products-Light Fixtures — 0.1%** | | |
| Genlyte Group* | 400 | 31 |
| Total Building Products-Light Fixtures | | 31 |
| **Building-Heavy Construction — 0.0%** | | |
| Washington Group International* | 50 | 3 |
| Total Building-Heavy Construction | | 3 |
| **Building-Residential/Commercial — 0.1%** | | |
| DR Horton | 535 | 12 |
| Lennar, Cl A | 270 | 11 |
| Pulte Homes | 435 | 12 |
| Total Building-Residential/Commercial | | 35 |
| **Cable TV — 0.1%** | | |
| Comcast, Cl A* | 540 | 14 |
| Directv Group* | 1,109 | 27 |
| Total Cable TV | | 41 |
| **Casino Hotels — 0.1%** | | |
| Harrah's Entertainment | 2 | — |
| MGM Mirage* | 920 | 62 |
| Total Casino Hotels | | 62 |
| **Casino Services — 0.2%** | | |
| International Game Technology | 1,765 | 67 |
| Total Casino Services | | 67 |
| **Cellular Telecommunications — 0.6%** | | |
| MetroPCS Communications* | 1,350 | 38 |
| NII Holdings* | 2,677 | 205 |
| Total Cellular Telecommunications | | 243 |
| **Chemicals-Diversified — 0.1%** | | |
| E.I. du Pont de Nemours | 970 | 48 |
| Lyondell Chemical | 60 | 2 |
| Total Chemicals-Diversified | | 50 |
| **Chemicals-Specialty — 0.1%** | | |
| Hercules* | 256 | 5 |
| Lubrizol | 800 | 48 |
| Total Chemicals-Specialty | | 53 |
| **Coal — 0.1%** | | |
| Arch Coal | 90 | 3 |
| Consol Energy | 900 | 38 |

## SCHEDULE OF INVESTMENTS

# Old Mutual Asset Allocation Conservative Portfolio

April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Coal — continued** | | |
| Peabody Energy | 325 | $ 16 |
| Total Coal | | 57 |
| **Commercial Banks-Southern US — 0.1%** | | |
| Colonial BancGroup | 2,300 | 55 |
| Total Commercial Banks-Southern US | | 55 |
| **Commercial Services — 0.0%** | | |
| ChoicePoint* | 155 | 6 |
| Total Commercial Services | | 6 |
| **Commercial Services-Finance — 0.0%** | | |
| Western Union | 876 | 18 |
| Total Commercial Services-Finance | | 18 |
| **Computer Services — 0.4%** | | |
| Ceridian* | 1,450 | 49 |
| Cognizant Technology Solutions, Cl A* | 1,360 | 122 |
| Total Computer Services | | 171 |
| **Computers — 0.7%** | | |
| Apple* | 1,410 | 141 |
| Dell* | 340 | 9 |
| Hewlett-Packard | 2,406 | 101 |
| International Business Machines | 356 | 36 |
| Total Computers | | 287 |
| **Computers-Integrated Systems — 0.2%** | | |
| Brocade Communication Systems* | 6,390 | 62 |
| NCR* | 15 | 1 |
| Total Computers-Integrated Systems | | 63 |
| **Computers-Memory Devices — 0.1%** | | |
| EMC* | 1,370 | 21 |
| Network Appliance* | 540 | 20 |
| Smart Modular Technologies* | 150 | 2 |
| Total Computers-Memory Devices | | 43 |
| **Consumer Products-Miscellaneous — 0.0%** | | |
| Clorox | 89 | 6 |
| Total Consumer Products-Miscellaneous | | 6 |
| **Containers-Metal/Glass — 0.1%** | | |
| Owens-Illinois* | 1,500 | 45 |
| Total Containers-Metal/Glass | | 45 |
| **Containers-Paper/Plastic — 0.1%** | | |
| Sealed Air | 1,300 | 43 |
| Total Containers-Paper/Plastic | | 43 |
| **Cruise Lines — 0.1%** | | |
| Carnival | 748 | 37 |
| Total Cruise Lines | | 37 |
| **Data Processing/Management — 0.0%** | | |
| Automatic Data Processing | 380 | 17 |

| Description | Shares | Value (000) |
|---|---|---|
| **Data Processing/Management — continued** | | |
| Fair Isaac | 40 | $ 1 |
| First Data | 18 | 1 |
| Total Data Processing/Management | | 19 |
| **Dental Supplies & Equipment — 0.0%** | | |
| Patterson* | 70 | 3 |
| Total Dental Supplies & Equipment | | 3 |
| **Diagnostic Equipment — 0.0%** | | |
| Gen-Probe* | 283 | 14 |
| Total Diagnostic Equipment | | 14 |
| **Dialysis Centers — 0.0%** | | |
| DaVita* | 50 | 3 |
| Total Dialysis Centers | | 3 |
| **Disposable Medical Products — 0.1%** | | |
| C.R. Bard | 270 | 22 |
| Total Disposable Medical Products | | 22 |
| **Distribution/Wholesale — 0.0%** | | |
| Fastenal | 345 | 14 |
| Total Distribution/Wholesale | | 14 |
| **Diversified Manufacturing Operations — 0.6%** | | |
| 3M | 595 | 49 |
| Dover | 475 | 23 |
| General Electric | 1,660 | 61 |
| Honeywell International | 771 | 42 |
| Illinois Tool Works | 1,018 | 52 |
| Tyco International | 1,032 | 34 |
| Total Diversified Manufacturing Operations | | 261 |
| **E-Commerce/Services — 0.0%** | | |
| Expedia* | 209 | 5 |
| Total E-Commerce/Services | | 5 |
| **Electric Products-Miscellaneous — 0.1%** | | |
| Emerson Electric | 663 | 31 |
| Total Electric Products-Miscellaneous | | 31 |
| **Electric-Generation — 0.1%** | | |
| AES* | 947 | 21 |
| Total Electric-Generation | | 21 |
| **Electric-Integrated — 0.9%** | | |
| Alliant Energy | 950 | 42 |
| Centerpoint Energy | 3,800 | 72 |
| Dominion Resources | 440 | 40 |
| DTE Energy | 1,100 | 56 |
| Duke Energy | 1,388 | 28 |
| Entergy | 592 | 67 |
| PPL | 1,500 | 65 |
| TXU | 15 | 1 |
| Total Electric-Integrated | | 371 |
| **Electronic Components-Miscellaneous — 0.0%** | | |
| Celestica* | 400 | 3 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Conservative Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Electronic Components-Miscellaneous — continued** | | |
| Flextronics International* | 365 | $ 4 |
| Jabil Circuit | 70 | 1 |
| Total Electronic Components-Miscellaneous | | 8 |
| **Electronic Components-Semiconductors — 0.4%** | | |
| DSP Group* | 330 | 6 |
| International Rectifier* | 50 | 2 |
| MEMC Electronic Materials* | 300 | 17 |
| Nvidia* | 2,830 | 93 |
| PMC-Sierra* | 530 | 4 |
| QLogic* | 1,450 | 26 |
| Semtech* | 300 | 4 |
| Sirf Technology Holdings* | 50 | 1 |
| Xilinx | 645 | 19 |
| Total Electronic Components-Semiconductors | | 172 |
| **Electronic Forms — 0.2%** | | |
| Adobe Systems* | 2,020 | 84 |
| Total Electronic Forms | | 84 |
| **Electronic Measuring Instruments — 0.1%** | | |
| Agilent Technologies* | 1,300 | 45 |
| Total Electronic Measuring Instruments | | 45 |
| **Electronic Parts Distribution — 0.1%** | | |
| Arrow Electronics* | 1,000 | 40 |
| Total Electronic Parts Distribution | | 40 |
| **Electronics-Military — 0.0%** | | |
| L-3 Communications Holdings | 210 | 19 |
| Total Electronics-Military | | 19 |
| **Energy-Alternate Sources — 0.1%** | | |
| Covanta Holding* | 1,500 | 37 |
| Total Energy-Alternate Sources | | 37 |
| **Engineering/R&D Services — 0.1%** | | |
| Fluor | 340 | 33 |
| Total Engineering/R&D Services | | 33 |
| **Enterprise Software/Services — 0.3%** | | |
| BMC Software* | 1,000 | 32 |
| Lawson Software* | 500 | 4 |
| Oracle* | 3,440 | 65 |
| Sybase* | 1,600 | 39 |
| Total Enterprise Software/Services | | 140 |
| **Entertainment Software — 0.1%** | | |
| Activision* | 1,765 | 35 |
| Electronic Arts* | 40 | 2 |
| Total Entertainment Software | | 37 |
| **Fiduciary Banks — 0.2%** | | |
| Bank of New York | 1,160 | 47 |
| Mellon Financial | 7 | 1 |
| Northern Trust | 750 | 47 |
| Total Fiduciary Banks | | 95 |

| Description | Shares | Value (000) |
|---|---|---|
| **Filtration/Separation Products — 0.1%** | | |
| Pall | 900 | $ 38 |
| Total Filtration/Separation Products | | 38 |
| **Finance-Consumer Loans — 0.1%** | | |
| SLM | 1,101 | 59 |
| Total Finance-Consumer Loans | | 59 |
| **Finance-Credit Card — 0.0%** | | |
| American Express | 200 | 12 |
| Total Finance-Credit Card | | 12 |
| **Finance-Investment Banker/Broker — 0.6%** | | |
| Citigroup | 1,347 | 72 |
| Greenhill | 70 | 5 |
| JPMorgan Chase | 1,210 | 63 |
| Lazard, Cl A | 1,920 | 104 |
| Lehman Brothers Holdings | 82 | 6 |
| Morgan Stanley | 165 | 14 |
| Optionsxpress Holdings | 210 | 5 |
| Total Finance-Investment Banker/Broker | | 269 |
| **Finance-Other Services — 0.1%** | | |
| Asset Acceptance Capital* | 300 | 6 |
| Nasdaq Stock Market* | 1,140 | 37 |
| Total Finance-Other Services | | 43 |
| **Financial Guarantee Insurance — 0.1%** | | |
| AMBAC Financial Group | 360 | 33 |
| MGIC Investment | 380 | 23 |
| Total Financial Guarantee Insurance | | 56 |
| **Food-Dairy Products — 0.1%** | | |
| Dean Foods | 750 | 27 |
| Total Food-Dairy Products | | 27 |
| **Food-Meat Products — 0.0%** | | |
| Tyson Foods, Cl A | 352 | 7 |
| Total Food-Meat Products | | 7 |
| **Food-Miscellaneous/Diversified — 0.1%** | | |
| ConAgra Foods | 413 | 10 |
| Kraft Foods, Cl A | 772 | 26 |
| Unilever | 200 | 6 |
| Total Food-Miscellaneous/Diversified | | 42 |
| **Food-Retail — 0.0%** | | |
| Kroger | 430 | 13 |
| Total Food-Retail | | 13 |
| **Food-Wholesale/Distribution — 0.0%** | | |
| Sysco | 360 | 12 |
| United Natural Foods* | 160 | 5 |
| Total Food-Wholesale/Distribution | | 17 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Conservative Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Forestry — 0.1%** | | |
| Plum Creek Timber | 1,100 | $ 44 |
| Total Forestry | | 44 |
| **Gas-Distribution — 0.0%** | | |
| WGL Holdings | 70 | 2 |
| Total Gas-Distribution | | 2 |
| **Golf — 0.0%** | | |
| Callaway Golf | 170 | 3 |
| Total Golf | | 3 |
| **Hazardous Waste Disposal — 0.1%** | | |
| Stericycle* | 395 | 34 |
| Total Hazardous Waste Disposal | | 34 |
| **Health Care Cost Containment — 0.1%** | | |
| McKesson | 513 | 30 |
| Total Health Care Cost Containment | | 30 |
| **Hotels & Motels — 0.1%** | | |
| InterContinental Hotels ADR | 90 | 2 |
| Marriott International, Cl A | 605 | 27 |
| Wyndham Worldwide* | 70 | 3 |
| Total Hotels & Motels | | 32 |
| **Human Resources — 0.3%** | | |
| Hewitt Associates, Cl A* | 1,930 | 58 |
| Manpower | 350 | 28 |
| Monster Worldwide* | 595 | 25 |
| Total Human Resources | | 111 |
| **Independent Power Producer — 0.0%** | | |
| Calpine* | 310 | 1 |
| Mirant* | 50 | 2 |
| Reliant Energy* | 195 | 5 |
| Total Independent Power Producer | | 8 |
| **Industrial Automation/Robot — 0.0%** | | |
| Cognex | 120 | 3 |
| Total Industrial Automation/Robot | | 3 |
| **Industrial Gases — 0.3%** | | |
| Air Products & Chemicals | 50 | 4 |
| Praxair | 1,770 | 114 |
| Total Industrial Gases | | 118 |
| **Instruments-Scientific — 0.1%** | | |
| PerkinElmer | 2,300 | 56 |
| Total Instruments-Scientific | | 56 |
| **Insurance Brokers — 0.0%** | | |
| Marsh & McLennan | 440 | 14 |
| Total Insurance Brokers | | 14 |
| **Internet Infrastructure Software — 0.1%** | | |
| F5 Networks* | 265 | 20 |
| Total Internet Infrastructure Software | | 20 |

| Description | Shares | Value (000) |
|---|---|---|
| **Internet Security — 0.1%** | | |
| Checkfree* | 120 | $ 4 |
| Symantec* | 1,400 | 25 |
| Total Internet Security | | 29 |
| **Investment Management/Advisory Services — 0.2%** | | |
| Franklin Resources | 370 | 49 |
| Legg Mason | 395 | 39 |
| Total Investment Management/Advisory Services | | 88 |
| **Life/Health Insurance — 0.2%** | | |
| Cigna | 450 | 70 |
| Total Life/Health Insurance | | 70 |
| **Linen Supply & Related Items — 0.0%** | | |
| Cintas | 80 | 3 |
| Total Linen Supply & Related Items | | 3 |
| **Machine Tools & Related Products — 0.1%** | | |
| Kennametal | 800 | 56 |
| Total Machine Tools & Related Products | | 56 |
| **Machinery-Construction & Mining — 0.3%** | | |
| Caterpillar | 1,030 | 75 |
| Terex* | 496 | 38 |
| Total Machinery-Construction & Mining | | 113 |
| **Machinery-General Industry — 0.1%** | | |
| Manitowoc | 345 | 23 |
| Wabtec | 645 | 24 |
| Total Machinery-General Industry | | 47 |
| **Machinery-Print Trade — 0.0%** | | |
| Zebra Technologies, Cl A* | 45 | 2 |
| Total Machinery-Print Trade | | 2 |
| **Medical Information Systems — 0.2%** | | |
| Cerner* | 1,350 | 72 |
| IMS Health | 160 | 5 |
| Total Medical Information Systems | | 77 |
| **Medical Instruments — 0.2%** | | |
| Medtronic | 1,520 | 80 |
| St. Jude Medical* | 90 | 4 |
| Total Medical Instruments | | 84 |
| **Medical Labs & Testing Services — 0.1%** | | |
| Covance* | 230 | 14 |
| Laboratory Corp of America Holdings* | 400 | 31 |
| Total Medical Labs & Testing Services | | 45 |
| **Medical Products — 0.2%** | | |
| Baxter International | 819 | 46 |
| Henry Schein* | 825 | 43 |
| Total Medical Products | | 89 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Conservative Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Medical-Biomedical/Genetic — 0.4%** | | |
| Celgene* | 705 | $ 43 |
| Genzyme* | 1,470 | 96 |
| Invitrogen* | 90 | 6 |
| PDL BioPharma* | 1,118 | 28 |
| Total Medical-Biomedical/Genetic | | 173 |
| **Medical-Drugs — 1.2%** | | |
| Allergan | 590 | 71 |
| Angiotech Pharmaceuticals* | 400 | 2 |
| Bristol-Myers Squibb | 1,615 | 47 |
| Cephalon* | 930 | 74 |
| Pfizer | 5,778 | 153 |
| Schering-Plough | 3,710 | 118 |
| Wyeth | 1,117 | 62 |
| Total Medical-Drugs | | 527 |
| **Medical-HMO — 0.1%** | | |
| WellPoint* | 733 | 58 |
| Total Medical-HMO | | 58 |
| **Medical-Hospitals — 0.1%** | | |
| Universal Health Services, Cl B | 700 | 42 |
| Total Medical-Hospitals | | 42 |
| **Medical-Outpatient/Home Medical — 0.0%** | | |
| Lincare Holdings* | 165 | 7 |
| Total Medical-Outpatient/Home Medical | | 7 |
| **Medical-Wholesale Drug Distributors — 0.2%** | | |
| AmerisourceBergen | 773 | 38 |
| Cardinal Health | 425 | 30 |
| Total Medical-Wholesale Drug Distributors | | 68 |
| **Metal Processors & Fabricators — 0.2%** | | |
| Commercial Metals | 1,700 | 57 |
| Haynes International* | 20 | 1 |
| Precision Castparts | 405 | 42 |
| Total Metal Processors & Fabricators | | 100 |
| **Metal-Aluminum — 0.0%** | | |
| Alcoa | 240 | 9 |
| Total Metal-Aluminum | | 9 |
| **Metal-Diversified — 0.1%** | | |
| Freeport-McMoRan Copper & Gold | 288 | 19 |
| Hudbay Minerals* | 300 | 6 |
| Total Metal-Diversified | | 25 |
| **Miscellaneous Manufacturing — 0.0%** | | |
| Aptargroup | 40 | 3 |
| Total Miscellaneous Manufacturing | | 3 |
| **Multi-Line Insurance — 0.7%** | | |
| ACE | 136 | 8 |
| Allstate | 710 | 44 |
| American International Group | 660 | 46 |
| Cincinnati Financial | 1,050 | 48 |

| Description | Shares | Value (000) |
|---|---|---|
| **Multi-Line Insurance — continued** | | |
| Hartford Financial Services Group | 365 | $ 37 |
| Loews | 639 | 30 |
| Metlife | 461 | 30 |
| XL Capital, Cl A | 780 | 61 |
| Total Multi-Line Insurance | | 304 |
| **Networking Products — 0.1%** | | |
| Cisco Systems* | 740 | 20 |
| Total Networking Products | | 20 |
| **Non-Ferrous Metals — 0.2%** | | |
| Cameco | 1,640 | 76 |
| USEC* | 140 | 3 |
| Total Non-Ferrous Metals | | 79 |
| **Non-Hazardous Waste Disposal — 0.1%** | | |
| Allied Waste Industries* | 3,850 | 52 |
| Waste Management | 250 | 9 |
| Total Non-Hazardous Waste Disposal | | 61 |
| **Office Automation & Equipment — 0.0%** | | |
| Pitney Bowes | 110 | 5 |
| Total Office Automation & Equipment | | 5 |
| **Office Supplies & Forms — 0.1%** | | |
| Avery Dennison | 700 | 44 |
| Total Office Supplies & Forms | | 44 |
| **Oil & Gas Drilling — 0.1%** | | |
| Diamond Offshore Drilling | 170 | 14 |
| Patterson-UTI Energy | 610 | 15 |
| Pride International* | 130 | 4 |
| Rowan | 70 | 3 |
| Total Oil & Gas Drilling | | 36 |
| **Oil Companies-Exploration & Production — 0.4%** | | |
| Denbury Resources* | 410 | 14 |
| Mariner Energy* | 110 | 2 |
| Murphy Oil | 200 | 11 |
| Newfield Exploration* | 800 | 35 |
| Southwestern Energy* | 2,475 | 104 |
| Ultra Petroleum* | 360 | 20 |
| Total Oil Companies-Exploration & Production | | 186 |
| **Oil Companies-Integrated — 0.6%** | | |
| BP ADR | 253 | 17 |
| Chevron | 185 | 14 |
| ConocoPhillips | 822 | 57 |
| Exxon Mobil | 682 | 54 |
| Hess | 700 | 40 |
| Marathon Oil | 123 | 12 |
| Occidental Petroleum | 1,174 | 60 |
| Total Oil Companies-Integrated | | 254 |
| **Oil Field Machinery & Equipment — 0.1%** | | |
| Grant Prideco* | 370 | 19 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Conservative Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Oil Field Machinery & Equipment — continued** | | |
| National Oilwell Varco* | 440 | $ 37 |
| Total Oil Field Machinery & Equipment | | 56 |
| **Oil Refining & Marketing — 0.1%** | | |
| Tesoro | 448 | 54 |
| Total Oil Refining & Marketing | | 54 |
| **Oil-Field Services — 0.1%** | | |
| Hanover Compressor* | 180 | 4 |
| Helix Energy Solutions* | 1,050 | 40 |
| Total Oil-Field Services | | 44 |
| **Paper & Related Products — 0.1%** | | |
| Abitibi-Consolidated | 1,900 | 5 |
| Domtar* | 2,900 | 28 |
| MeadWestvaco | 130 | 4 |
| Smurfit-Stone Container* | 225 | 3 |
| Total Paper & Related Products | | 40 |
| **Pharmacy Services — 0.2%** | | |
| Medco Health Solutions* | 120 | 9 |
| Omnicare | 1,620 | 54 |
| Total Pharmacy Services | | 63 |
| **Physical Practice Management — 0.1%** | | |
| Pediatrix Medical Group* | 600 | 34 |
| Total Physical Practice Management | | 34 |
| **Physical Therapy/Rehabilitation Centers — 0.0%** | | |
| Psychiatric Solutions* | 415 | 15 |
| Total Physical Therapy/Rehabilitation Centers | | 15 |
| **Pipelines — 0.3%** | | |
| El Paso | 1,540 | 23 |
| National Fuel Gas | 950 | 45 |
| Questar | 550 | 53 |
| Spectra Energy | 684 | 18 |
| Total Pipelines | | 139 |
| **Platinum — 0.0%** | | |
| Stillwater Mining* | 210 | 3 |
| Total Platinum | | 3 |
| **Printing-Commercial — 0.1%** | | |
| RR Donnelley & Sons | 1,261 | 51 |
| Total Printing-Commercial | | 51 |
| **Property/Casualty Insurance — 0.4%** | | |
| Arch Capital Group* | 750 | 55 |
| Safeco | 850 | 57 |
| Travelers | 453 | 24 |
| WR Berkley | 1,550 | 50 |
| Total Property/Casualty Insurance | | 186 |
| **Publishing-Books — 0.0%** | | |
| Scholastic* | 50 | 2 |
| Total Publishing-Books | | 2 |

| Description | Shares | Value (000) |
|---|---|---|
| **Publishing-Newspapers — 0.1%** | | |
| Gannett | 407 | $ 23 |
| Total Publishing-Newspapers | | 23 |
| **Quarrying — 0.1%** | | |
| Vulcan Materials | 360 | 45 |
| Total Quarrying | | 45 |
| **Real Estate Management/Services — 0.1%** | | |
| CB Richard Ellis Group, Cl A* | 1,605 | 54 |
| Total Real Estate Management/Services | | 54 |
| **Reinsurance — 0.4%** | | |
| Allied World Assurance Holdings | 130 | 6 |
| Aspen Insurance Holdings | 225 | 6 |
| Axis Capital Holdings | 110 | 4 |
| Berkshire Hathaway, Cl B* | 6 | 22 |
| Everest Re Group | 45 | 4 |
| Montpelier Re Holdings | 300 | 5 |
| PartnerRe | 800 | 58 |
| RenaissanceRe Holdings | 1,000 | 54 |
| Total Reinsurance | | 159 |
| **REITs-Apartments — 0.1%** | | |
| Apartment Investment & Management, Cl A | 500 | 28 |
| Total REITs-Apartments | | 28 |
| **REITs-Hotels — 0.0%** | | |
| Host Hotels & Resorts | 65 | 2 |
| Total REITs-Hotels | | 2 |
| **REITs-Office Property — 0.1%** | | |
| Boston Properties | 300 | 35 |
| Total REITs-Office Property | | 35 |
| **REITs-Regional Malls — 0.1%** | | |
| CBL & Associates Properties | 600 | 27 |
| Total REITs-Regional Malls | | 27 |
| **Rental Auto/Equipment — 0.0%** | | |
| Avis Budget Group* | 60 | 2 |
| Total Rental Auto/Equipment | | 2 |
| **Retail-Apparel/Shoe — 0.3%** | | |
| Abercrombie & Fitch, Cl A | 840 | 69 |
| Aeropostale* | 955 | 39 |
| Men's Wearhouse | 800 | 35 |
| Total Retail-Apparel/Shoe | | 143 |
| **Retail-Building Products — 0.1%** | | |
| Lowe's | 1,990 | 61 |
| Total Retail-Building Products | | 61 |
| **Retail-Computer Equipment — 0.1%** | | |
| GameStop, Cl A* | 1,330 | 44 |
| Total Retail-Computer Equipment | | 44 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Conservative Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Retail-Discount — 0.0%** | | |
| Dollar General | 666 | $ 14 |
| Wal-mart | 79 | 4 |
| Total Retail-Discount | | 18 |
| **Retail-Drug Store — 0.3%** | | |
| CVS | 3,151 | 114 |
| Rite Aid* | 5,400 | 33 |
| Total Retail-Drug Store | | 147 |
| **Retail-Major Department Store — 0.2%** | | |
| JC Penney | 780 | 62 |
| Sears Holdings* | 130 | 25 |
| Total Retail-Major Department Store | | 87 |
| **Retail-Office Supplies — 0.0%** | | |
| Office Depot* | 74 | 3 |
| OfficeMax | 65 | 3 |
| Total Retail-Office Supplies | | 6 |
| **Retail-Pet Food & Supplies — 0.1%** | | |
| Petsmart | 940 | 31 |
| Total Retail-Pet Food & Supplies | | 31 |
| **Retail-Regional Department Store — 0.1%** | | |
| Dillard's, Cl A | 1,200 | 42 |
| Total Retail-Regional Department Store | | 42 |
| **Retail-Restaurants — 0.3%** | | |
| Cheesecake Factory* | 150 | 4 |
| Panera Bread, Cl A* | 595 | 33 |
| Starbucks* | 2,650 | 82 |
| Total Retail-Restaurants | | 119 |
| **Retail-Sporting Goods — 0.0%** | | |
| Dick's Sporting Goods* | 280 | 16 |
| Total Retail-Sporting Goods | | 16 |
| **Retirement/Aged Care — 0.0%** | | |
| Sunrise Senior Living* | 80 | 3 |
| Total Retirement/Aged Care | | 3 |
| **Rubber-Tires — 0.0%** | | |
| Goodyear Tire & Rubber* | 257 | 9 |
| Total Rubber-Tires | | 9 |
| **S&L/Thrifts-Western US — 0.2%** | | |
| Washington Federal | 1,840 | 44 |
| Washington Mutual | 531 | 22 |
| Total S&L/Thrifts-Western US | | 66 |
| **Schools — 0.1%** | | |
| ITT Educational Services* | 275 | 27 |
| Total Schools | | 27 |
| **Semiconductor Components-Integrated Circuits — 0.1%** | | |
| Cypress Semiconductor* | 60 | 1 |
| Integrated Device Technology* | 80 | 1 |

| Description | Shares | Value (000) |
|---|---|---|
| **Semiconductor Components-Integrated Circuits — continued** | | |
| Maxim Integrated Products | 1,690 | $ 54 |
| Total Semiconductor Components-Integrated Circuits | | 56 |
| **Semiconductor Equipment — 0.0%** | | |
| Applied Materials | 661 | 13 |
| Total Semiconductor Equipment | | 13 |
| **Steel-Producers — 0.0%** | | |
| Nucor | 300 | 19 |
| Total Steel-Producers | | 19 |
| **Steel-Specialty — 0.2%** | | |
| Allegheny Technologies | 617 | 68 |
| Total Steel-Specialty | | 68 |
| **Super-Regional Banks-US — 0.3%** | | |
| Bank of America | 941 | 48 |
| Capital One Financial | 776 | 58 |
| PNC Financial Services Group | 79 | 6 |
| Wells Fargo | 1,044 | 37 |
| Total Super-Regional Banks-US | | 149 |
| **Telecommunications Equipment — 0.0%** | | |
| Plantronics | 150 | 4 |
| Total Telecommunications Equipment | | 4 |
| **Telecommunications Services — 0.3%** | | |
| Amdocs* | 1,460 | 54 |
| Embarq | 700 | 42 |
| Time Warner Telecom, Cl A* | 1,345 | 27 |
| Total Telecommunications Services | | 123 |
| **Telephone-Integrated — 0.3%** | | |
| AT&T | 1,948 | 75 |
| Sprint Nextel | 138 | 3 |
| Verizon Communications | 1,604 | 61 |
| Total Telephone-Integrated | | 139 |
| **Therapeutics — 0.3%** | | |
| Gilead Sciences* | 1,450 | 118 |
| Medicines* | 240 | 5 |
| Warner Chilcott, Cl A* | 210 | 4 |
| Total Therapeutics | | 127 |
| **Tobacco — 0.4%** | | |
| Altria Group | 783 | 54 |
| Imperial Tobacco Group ADR | 766 | 67 |
| UST | 630 | 36 |
| Total Tobacco | | 157 |
| **Tools-Hand Held — 0.1%** | | |
| Stanley Works | 730 | 43 |
| Total Tools-Hand Held | | 43 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Conservative Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Transport-Equipment & Leasing — 0.0%** | | |
| GATX | 45 | $ 2 |
| Total Transport-Equipment & Leasing | | 2 |
| **Transport-Rail — 0.3%** | | |
| Burlington Northern Santa Fe | 413 | 36 |
| Canadian Pacific Railway | 800 | 51 |
| CSX | 1,100 | 47 |
| Total Transport-Rail | | 134 |
| **Transport-Services — 0.1%** | | |
| FedEx | 33 | 3 |
| Ryder System | 72 | 4 |
| UTI Worldwide | 795 | 19 |
| Total Transport-Services | | 26 |
| **Veterinary Diagnostics — 0.0%** | | |
| VCA Antech* | 435 | 17 |
| Total Veterinary Diagnostics | | 17 |
| **Vitamins & Nutrition Products — 0.1%** | | |
| Herbalife | 705 | 28 |
| Total Vitamins & Nutrition Products | | 28 |
| **Web Hosting/Design — 0.1%** | | |
| Equinix* | 255 | 21 |
| Total Web Hosting/Design | | 21 |
| **Web Portals/ISP — 0.4%** | | |
| Google, Cl A* | 203 | 95 |
| Yahoo!* | 2,060 | 58 |
| Total Web Portals/ISP | | 153 |
| **Wireless Equipment — 0.6%** | | |
| American Tower, Cl A* | 3,860 | 147 |
| Nokia ADR | 1,564 | 39 |
| Qualcomm | 1,510 | 67 |
| Total Wireless Equipment | | 253 |
| Total Common Stock | | |
| (Cost $9,150) | | 10,813 |
| **FOREIGN COMMON STOCK — 7.0%** | | |
| **Australia — 0.4%** | | |
| BHP Billiton | 649 | 16 |
| Commonwealth Bank of Australia | 150 | 6 |
| CSL Ltd/Australia | 205 | 15 |
| Leighton Holdings | 551 | 16 |
| QBE Insurance Group | 906 | 23 |
| Rio Tinto | 328 | 22 |
| Sally Malay Mining* | 4,615 | 20 |
| Santos | 2,369 | 22 |
| Tattersall's | 6,632 | 28 |
| Telstra | 1,700 | 7 |

| Description | Shares | Value (000) |
|---|---|---|
| **Australia — continued** | | |
| Woolworths | 200 | $ 5 |
| Total Australia | | 180 |
| **Austria — 0.2%** | | |
| Andritz | 100 | 26 |
| Telekom Austria | 200 | 5 |
| Voestalpine | 1,059 | 71 |
| Total Austria | | 102 |
| **Belgium — 0.1%** | | |
| Dexia | 625 | 20 |
| Fortis | 350 | 16 |
| Total Belgium | | 36 |
| **Canada — 0.2%** | | |
| Bank of Nova Scotia | 600 | 29 |
| Canadian Imperial Bank of Commerce/Canada | 400 | 35 |
| EnCana | 200 | 10 |
| Gerdau Ameristeel | 300 | 4 |
| Metro | 100 | 4 |
| Petro-Canada | 100 | 4 |
| Total Canada | | 86 |
| **Denmark — 0.0%** | | |
| Jyske Bank* | 100 | 8 |
| Total Denmark | | 8 |
| **Finland — 0.1%** | | |
| Outokumpu | 238 | 8 |
| Rautaruukki | 400 | 22 |
| Total Finland | | 30 |
| **France — 1.0%** | | |
| Air France-KLM | 1,638 | 84 |
| BNP Paribas | 1,023 | 119 |
| Bouygues | 18 | 1 |
| Cap Gemini | 348 | 26 |
| CNP Assurances | 190 | 24 |
| France Telecom | 100 | 3 |
| Societe Generale | 290 | 62 |
| Total | 1,555 | 115 |
| Vivendi | 83 | 3 |
| Total France | | 437 |
| **Germany — 0.9%** | | |
| Allianz SE | 140 | 32 |
| Deutsche Bank | 14 | 2 |
| Deutsche Lufthansa | 2,986 | 89 |
| E.ON | 822 | 123 |
| Freenet* | 62 | 2 |
| MAN | 94 | 13 |
| Muenchener Rueckversicherungs | 85 | 15 |
| Salzgitter | 517 | 85 |
| ThyssenKrupp | 233 | 12 |
| Total Germany | | 373 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Conservative Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Greece — 0.0%** | | |
| Intracom Holdings* | 200 | $ 1 |
| Total Greece | | 1 |
| **Hong Kong — 0.1%** | | |
| CLP Holdings | 500 | 4 |
| Vtech Holdings | 3,326 | 25 |
| Total Hong Kong | | 29 |
| **Italy — 0.3%** | | |
| Enel | 8,434 | 96 |
| ENI | 1,500 | 50 |
| IFIL - Investments | 101 | 1 |
| Milano Assicurazioni | 745 | 7 |
| Total Italy | | 154 |
| **Japan — 1.2%** | | |
| BMB | 4,000 | 16 |
| Bosch | 15 | — |
| Brother Industries | 3,000 | 41 |
| Canon | 300 | 17 |
| Fujitsu Devices | 2,000 | 29 |
| Fujitsu Frontech | 100 | 1 |
| JFE Holdings | 1,400 | 77 |
| KDDI | 3 | 24 |
| Mitani | 3,300 | 38 |
| Nippon Steel | 700 | 5 |
| Nissin Kogyo | 300 | 8 |
| NTT Data | 17 | 83 |
| Ricoh Leasing | 100 | 2 |
| Santen Pharmaceutical | 250 | 7 |
| Sumco | 2,100 | 91 |
| Suzuki Motor | 1,600 | 46 |
| Takara Leben | 400 | 5 |
| Tokyo Electron | 9 | 1 |
| Toyota Motor | 600 | 36 |
| Yamazen | 1,000 | 7 |
| Total Japan | | 534 |
| **Netherlands — 0.6%** | | |
| Aegon | 1,764 | 37 |
| Boskalis Westminster | 102 | 11 |
| Heineken | 1,201 | 64 |
| ING Groep | 480 | 22 |
| Royal Dutch Shell, Cl A | 3,509 | 122 |
| Royal KPN | 1,082 | 18 |
| Total Netherlands | | 274 |
| **New Zealand — 0.2%** | | |
| Air New Zealand | 52,426 | 109 |
| Sky Network Television | 210 | 1 |
| Total New Zealand | | 110 |
| **Norway — 0.1%** | | |
| Statoil ASA | 900 | 25 |
| Total Norway | | 25 |
| **Portugal — 0.1%** | | |
| Banco Comercial Portugues | 6,004 | 25 |
| Total Portugal | | 25 |

| Description | Shares | Value (000) |
|---|---|---|
| **Singapore — 0.0%** | | |
| Hotel Grand Central | 20,000 | $ 14 |
| Total Singapore | | 14 |
| **Spain — 0.1%** | | |
| Banco Bilbao Vizcaya Argentaria | 1,130 | 27 |
| Banco Santander Central Hispano | 173 | 3 |
| Telefonica | 312 | 7 |
| Total Spain | | 37 |
| **Sweden — 0.2%** | | |
| JM | 2,000 | 69 |
| Total Sweden | | 69 |
| **Switzerland — 0.2%** | | |
| Credit Suisse Group | 541 | 43 |
| UBS | 120 | 8 |
| Zurich Financial Services | 80 | 23 |
| Total Switzerland | | 74 |
| **United Kingdom — 1.0%** | | |
| Antofagasta | 6,190 | 66 |
| Ashtead | 4,590 | 14 |
| AstraZeneca | 649 | 35 |
| Aviva | 632 | 10 |
| Barclays | 900 | 13 |
| BHP Billiton | 393 | 9 |
| British Airways* | 5,006 | 50 |
| British American Tobacco | 300 | 9 |
| BT Group | 4,264 | 27 |
| Drax Group | 794 | 13 |
| HBOS | 280 | 6 |
| HSBC Holdings | 600 | 11 |
| Imperial Tobacco Group | 123 | 5 |
| International Power | 2,100 | 18 |
| Lloyds TSB Group | 200 | 2 |
| Marks & Spencer Group | 439 | 7 |
| NETeller* (C) | 209 | 1 |
| Next | 153 | 7 |
| Rio Tinto | 400 | 24 |
| Royal Bank of Scotland Group | 1,273 | 49 |
| Royal Dutch Shell, Cl B | 578 | 20 |
| Standard Chartered | 118 | 4 |
| Tesco | 1,600 | 15 |
| Unilever | 277 | 9 |
| Vodafone Group | 1,837 | 5 |
| Total United Kingdom | | 429 |
| Total Foreign Common Stock (Cost $2,261) | | 3,027 |
| **FOREIGN RIGHTS — 0.0%** | | |
| **Sweden — 0.0%** | | |
| JM, expires 4/20/12* (C) | 2,000 | 1 |
| Total Sweden | | 1 |
| Total Foreign Rights (Cost $—) | | 1 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Conservative Portfolio
April 30, 2007 (Unaudited)

| Description | Face Amount (000) | Value (000) |
|---|---|---|
| **CORPORATE BONDS — 17.8%** | | |
| Abbott Laboratories | | |
| 5.600%, 05/15/11 | $ 130 | $ 133 |
| Advanta Capital Trust, Ser B | | |
| 8.990%, 12/17/26 | 55 | 55 |
| Ahern Rentals | | |
| 9.250%, 08/15/13 | 125 | 130 |
| Alcoa | | |
| 5.900%, 02/01/27 | 20 | 20 |
| Allegheny Energy Supply 144A | | |
| 8.250%, 04/15/12 | 30 | 33 |
| America Movil | | |
| 6.375%, 03/01/35 | 10 | 10 |
| American General Finance, Ser G MTN | | |
| 5.375%, 09/01/09 | 50 | 50 |
| Ameriprise Financial | | |
| 5.350%, 11/15/10 | 45 | 45 |
| Amgen | | |
| 4.000%, 11/18/09 | 20 | 19 |
| Apache | | |
| 5.250%, 04/15/13 | 30 | 30 |
| Appalachian Power | | |
| 5.550%, 04/01/11 | 65 | 66 |
| Aramark 144A(A) | | |
| 8.860%, 02/01/15 | 57 | 59 |
| AT&T Wireless | | |
| 8.750%, 03/01/31 | 45 | 59 |
| 7.875%, 03/01/11 | 60 | 66 |
| Bank of America | | |
| 5.375%, 08/15/11 | 140 | 142 |
| Bank One | | |
| 5.900%, 11/15/11 | 40 | 41 |
| 5.250%, 01/30/13 | 80 | 80 |
| Belden CDT 144A | | |
| 7.000%, 03/15/17 | 56 | 57 |
| Canadian National Railway | | |
| 5.800%, 06/01/16 | 65 | 67 |
| Canadian National Resources | | |
| 5.700%, 05/15/17 | 95 | 95 |
| Cascades | | |
| 7.250%, 02/15/13 | 125 | 127 |
| Caterpillar Financial Services | | |
| 5.050%, 12/01/10 | 75 | 75 |
| Chesapeake Energy | | |
| 6.500%, 08/15/17 | 112 | 111 |
| ChevronTexaco | | |
| 3.500%, 09/17/07 | 120 | 119 |
| Chubb | | |
| 4.934%, 11/16/07 | 60 | 60 |
| Cimarex Energy | | |
| 7.125%, 05/01/17 | 80 | 81 |
| Cisco Systems | | |
| 5.500%, 02/22/16 | 35 | 35 |
| 5.250%, 02/22/11 | 140 | 141 |
| Citigroup | | |
| 5.100%, 09/29/11 | 130 | 130 |
| Coleman Cable 144A | | |
| 9.875%, 10/01/12 | 85 | 89 |
| Columbus Southern Power, Ser C | | |
| 5.500%, 03/01/13 | 40 | 40 |

| Description | Face Amount (000) | Value (000) |
|---|---|---|
| **CORPORATE BONDS — CONTINUED** | | |
| Comcast | | |
| 5.900%, 03/15/16 | $ 85 | $ 87 |
| 5.875%, 02/15/18 | 20 | 20 |
| 5.300%, 01/15/14 | 25 | 25 |
| ConocoPhillips Canada | | |
| 5.625%, 10/15/16 | 75 | 77 |
| Costco Wholesale | | |
| 5.500%, 03/15/17 | 35 | 35 |
| CRH America | | |
| 6.000%, 09/30/16 | 15 | 15 |
| DaimlerChrysler | | |
| 4.750%, 01/15/08 | 90 | 90 |
| Deluxe, Ser B | | |
| 3.500%, 10/01/07 | 80 | 78 |
| Denbury Resources | | |
| 7.500%, 04/01/13 | 60 | 61 |
| Deutsche Telekom | | |
| 8.000%, 06/15/10 | 135 | 146 |
| Dominion Resources, Ser A | | |
| 5.600%, 11/15/16 | 20 | 20 |
| Echostar DBS | | |
| 7.125%, 02/01/16 | 120 | 125 |
| Energy Partners 144A(A) | | |
| 10.480%, 04/15/13 | 110 | 112 |
| ERP Operating | | |
| 5.125%, 03/15/16 | 45 | 44 |
| FedEx | | |
| 5.500%, 08/15/09 | 30 | 30 |
| Ford Motor Credit | | |
| 7.375%, 10/28/09 | 120 | 120 |
| FPL Group Capital | | |
| 5.625%, 09/01/11 | 150 | 153 |
| FTI Consulting | | |
| 7.750%, 10/01/16 | 120 | 125 |
| General Electric Capital, Ser A MTN | | |
| 4.375%, 03/03/12 | 50 | 49 |
| General Electric Capital, Ser G MTN | | |
| 5.720%, 08/22/11 | 75 | 76 |
| General Motors Acceptance | | |
| 7.000%, 02/01/12 | 115 | 116 |
| Gregg Appliances | | |
| 9.000%, 02/01/13 | 90 | 96 |
| Hartford Financial Services Group | | |
| 5.375%, 03/15/17 | 30 | 30 |
| Hospira | | |
| 6.050%, 03/30/17 | 20 | 20 |
| HSBC Finance | | |
| 6.375%, 10/15/11 | 110 | 115 |
| J.C. Penney | | |
| 8.125%, 04/01/27 | 30 | 31 |
| John Deere Capital | | |
| 5.400%, 10/17/11 | 30 | 30 |
| John Deere Capital, Ser D MTN | | |
| 4.400%, 07/15/09 | 85 | 84 |
| Landry's Restaurants, Ser B | | |
| 7.500%, 12/15/14 | 120 | 119 |
| Masco | | |
| 6.125%, 10/03/16 | 15 | 15 |
| Mastec 144A | | |
| 7.625%, 02/01/17 | 50 | 50 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Conservative Portfolio

April 30, 2007 (Unaudited)

| Description | | Face Amount (000) | | Value (000) |
|---|---|---|---|---|
| **CORPORATE BONDS — CONTINUED** | | | | |
| Merrill Lynch | | | | |
| 5.450%, 07/15/14 | $ | 80 | $ | 80 |
| Metlife | | | | |
| 5.375%, 12/15/12 | | 30 | | 30 |
| 5.000%, 06/15/15 | | 95 | | 93 |
| MGM Mirage | | | | |
| 6.625%, 07/15/15 | | 35 | | 34 |
| 5.875%, 02/27/14 | | 35 | | 33 |
| Midamerican Energy Holdings | | | | |
| 5.875%, 10/01/12 | | 125 | | 129 |
| Morgan Stanley | | | | |
| 4.000%, 01/15/10 | | 75 | | 73 |
| Neenah Paper | | | | |
| 7.375%, 11/15/14 | | 84 | | 81 |
| Nextel Communications, Ser E | | | | |
| 6.875%, 10/31/13 | | 90 | | 92 |
| Norampac | | | | |
| 6.750%, 06/01/13 | | 125 | | 124 |
| Pemex Project | | | | |
| 8.500%, 02/15/08 | | 105 | | 107 |
| PGS Solutions 144A | | | | |
| 9.625%, 02/15/15 | | 14 | | 14 |
| PNC Funding | | | | |
| 4.200%, 03/10/08 | | 50 | | 49 |
| Prologis Trust | | | | |
| 7.100%, 04/15/08 | | 20 | | 20 |
| Prudential Financial, Ser B MTN | | | | |
| 5.100%, 09/20/14 | | 20 | | 20 |
| PSE&G Power | | | | |
| 7.750%, 04/15/11 | | 75 | | 81 |
| 6.950%, 06/01/12 | | 35 | | 37 |
| PSI Energy | | | | |
| 6.050%, 06/15/16 | | 20 | | 21 |
| Puget Sound Energy | | | | |
| 6.274%, 03/15/37 | | 20 | | 21 |
| Quebecor World 144A | | | | |
| 9.750%, 01/15/15 | | 100 | | 105 |
| Qwest | | | | |
| 8.875%, 03/15/12 | | 70 | | 77 |
| 7.500%, 10/01/14 | | 30 | | 32 |
| R.H. Donelley, Ser A-3 | | | | |
| 8.875%, 01/15/16 | | 57 | | 62 |
| Residential Capital 144A(A) | | | | |
| 7.187%, 04/17/09 | | 80 | | 80 |
| Rogers Cable | | | | |
| 6.750%, 03/15/15 | | 20 | | 21 |
| Rogers Wireless | | | | |
| 8.000%, 12/15/12 | | 67 | | 72 |
| SBC Communications | | | | |
| 5.625%, 06/15/16 | | 30 | | 30 |
| 5.100%, 09/15/14 | | 95 | | 93 |
| Schering-Plough | | | | |
| 6.750%, 12/01/33 | | 30 | | 33 |
| 5.550%, 12/01/13 | | 90 | | 92 |
| Shell International | | | | |
| 5.625%, 06/27/11 | | 65 | | 67 |
| Simon Property Group | | | | |
| 5.750%, 12/01/15 | | 25 | | 25 |
| SLM | | | | |
| 5.450%, 04/25/11 | | 75 | | 72 |
| Southern Power, Ser B | | | | |
| 6.250%, 07/15/12 | | 35 | | 36 |
| Stater Brothers Holdings | | | | |
| 8.125%, 06/15/12 | | 35 | | 36 |
| Stater Brothers Holdings, 144A | | | | |
| 7.750%, 04/15/15 | $ | 60 | $ | 62 |
| Telecom Italia Capital | | | | |
| 4.000%, 11/15/08 | | 135 | | 133 |
| TFM Sa De Cv | | | | |
| 9.375%, 05/01/12 | | 25 | | 27 |
| Time Warner | | | | |
| 6.875%, 05/01/12 | | 75 | | 80 |
| 6.500%, 11/15/36 | | 20 | | 20 |
| Time Warner Cable 144A | | | | |
| 5.850%, 05/01/17 | | 35 | | 35 |
| Toys R Us | | | | |
| 7.875%, 04/15/13 | | 30 | | 28 |
| Turanalem Finance 144A | | | | |
| 8.250%, 01/22/37 | | 120 | | 121 |
| Union Pacific | | | | |
| 3.875%, 02/15/09 | | 150 | | 147 |
| Uno Restaurant 144A | | | | |
| 10.000%, 02/15/11 | | 28 | | 24 |
| Vodafone Group | | | | |
| 6.150%, 02/27/37 | | 20 | | 20 |
| Wachovia MTN | | | | |
| 5.700%, 08/01/13 | | 100 | | 103 |
| Wal-mart Stores | | | | |
| 4.550%, 05/01/13 | | 35 | | 34 |
| Washington Mutual Financial | | | | |
| 6.875%, 05/15/11 | | 25 | | 27 |
| Weyerhaeuser | | | | |
| 5.950%, 11/01/08 | | 10 | | 10 |
| Willis North America | | | | |
| 6.200%, 03/28/17 | | 20 | | 20 |
| Wyeth | | | | |
| 5.500%, 02/01/14 | | 35 | | 35 |
| Xcel Energy 144A | | | | |
| 5.613%, 04/01/17 | | 135 | | 135 |
| Xerox Capital Trust I | | | | |
| 8.000%, 02/01/27 | | 85 | | 88 |
| Total Corporate Bonds (Cost $7,602) | | | | 7,680 |
| **U.S. GOVERNMENT AGENCY OBLIGATIONS — 18.5%** | | | | |
| Federal Home Loan Mortgage Corporation | | | | |
| 6.500%, 04/01/35 | | 6 | | 6 |
| 6.000%, 08/01/29 | | 22 | | 22 |
| 6.000%, 11/01/36 | | 479 | | 482 |
| 6.000%, 12/01/36 | | 5 | | 5 |
| 6.000%, 01/01/37 | | 154 | | 155 |
| 5.894%, 12/01/36 (A) | | 273 | | 275 |
| 5.875%, 03/21/11 | | 40 | | 42 |
| 5.858%, 01/01/37 (A) | | 341 | | 344 |
| 5.795%, 03/01/37 (A) | | 85 | | 86 |
| 5.500%, 09/01/17 | | 22 | | 22 |
| 5.500%, 09/01/19 | | 33 | | 33 |
| 5.500%, 07/01/20 | | 47 | | 47 |
| 5.500%, 08/01/20 | | 134 | | 134 |
| 5.500%, 09/01/21 | | 241 | | 241 |
| 5.500%, 04/01/22 | | 119 | | 119 |
| 5.500%, 10/01/34 | | 66 | | 66 |
| 5.500%, 01/01/35 | | 144 | | 143 |
| 5.500%, 02/01/35 | | 191 | | 189 |
| 5.500%, 03/01/35 | | 58 | | 57 |
| 5.500%, 06/01/35 | | 309 | | 306 |
| 5.267%, 04/01/37 (A) | | 155 | | 155 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Conservative Portfolio
April 30, 2007 (Unaudited)

| Description | Face Amount (000) | Value (000) |
|---|---|---|
| **U.S. GOVERNMENT AGENCY OBLIGATIONS — CONTINUED** | | |
| Federal Home Loan Mortgage Corporation | | |
| 5.250%, 11/03/09 | $ 375 | $ 376 |
| 5.000%, 10/16/09 | 130 | 130 |
| 5.000%, 07/01/21 | 289 | 285 |
| Federal Home Loan Mortgage Corporation MTN | | |
| 5.250%, 02/24/11 | 165 | 165 |
| Federal National Mortgage Association | | |
| 6.500%, 03/01/35 | 133 | 136 |
| 6.500%, 04/01/36 | 96 | 98 |
| 6.500%, 05/01/36 | 143 | 146 |
| 6.500%, 05/01/36 | 23 | 23 |
| 6.500%, 05/01/36 | 376 | 384 |
| 6.250%, 02/01/11 | 250 | 262 |
| 6.000%, 01/01/29 | 72 | 73 |
| 6.000%, 05/01/33 | 68 | 69 |
| 6.000%, 07/01/36 | 282 | 284 |
| 6.000%, 07/01/36 | 159 | 161 |
| 6.000%, 08/01/36 | 90 | 91 |
| 6.000%, 09/01/36 | 218 | 220 |
| 6.000%, 10/01/36 | 5 | 5 |
| 6.000%, 11/01/36 | 184 | 186 |
| 5.500%, 03/01/20 | 61 | 61 |
| 5.500%, 04/01/21 | 77 | 77 |
| 5.500%, 03/01/35 | 109 | 108 |
| 5.500%, 06/01/35 | 189 | 187 |
| 5.500%, 07/01/35 | 142 | 140 |
| 5.500%, 09/01/35 | 36 | 35 |
| 5.500%, 12/01/35 | 543 | 537 |
| 5.500%, 01/01/36 | 60 | 59 |
| 5.500%, 02/01/36 | 194 | 192 |
| 5.500%, 03/01/36 | 184 | 182 |
| 5.500%, 04/01/36 | 122 | 121 |
| 5.500%, 11/01/36 | 91 | 90 |
| 5.125%, 01/02/14 | 40 | 40 |
| Federal National Mortgage Association TBA | | |
| 5.000%, 05/01/33 | 125 | 121 |
| **Total U.S. Government Agency Obligations** | | |
| (Cost $7,960) | | 7,973 |
| **U.S. TREASURY OBLIGATIONS — 16.6%** | | |
| U.S. Treasury Bonds | | |
| 7.500%, 11/15/16 | 50 | 61 |
| 5.375%, 02/15/31 | 435 | 466 |
| 4.875%, 07/31/11 | 100 | 101 |
| 4.625%, 02/15/17 | 475 | 475 |
| 4.500%, 03/31/12 | 70 | 70 |
| U.S. Treasury Notes | | |
| 4.875%, 08/15/09 | 195 | 196 |
| 4.750%, 05/15/14 | 640 | 647 |
| 4.625%, 11/15/09 | 380 | 380 |
| 4.625%, 02/29/12 | 380 | 382 |
| 4.625%, 11/15/16 | 1,375 | 1,374 |
| 4.500%, 11/30/11 | 645 | 645 |
| 4.500%, 02/15/36 | 625 | 592 |
| 3.875%, 07/31/07 | 335 | 334 |
| 3.875%, 07/15/10 | 1,490 | 1,463 |
| **Total U.S. Treasury Obligations** | | |
| (Cost $7,199) | | 7,186 |

| Description | Face Amount (000) | Value (000) |
|---|---|---|
| **MORTGAGE RELATED — 5.5%** | | |
| Banc of America Mortgage CMO, Ser 2004-8, Cl 3A1 | | |
| 5.250%, 10/25/19 | $ 98 | $ 98 |
| Banc of America Mortgage CMO, Ser 2005-D, Cl 2A4 (A) | | |
| 4.777%, 05/25/35 | 275 | 272 |
| Bear Stearns CMBS, Ser 2004-PWR5, Cl A4 | | |
| 4.831%, 07/11/42 | 120 | 118 |
| Bear Stearns CMBS, Ser 2005-T20, Cl A2 (A) | | |
| 5.127%, 10/12/42 | 150 | 150 |
| Bear Stearns CMBS, Ser 2006-PW13, Cl A4 | | |
| 5.540%, 09/11/41 | 180 | 182 |
| Bear Stearns CMBS, Ser 2006-T22, Cl A2 (A) | | |
| 5.466%, 04/12/38 | 140 | 142 |
| Chase Mortgage Finance CMO, Ser 2004-S1, Cl A3 | | |
| 5.500%, 02/25/19 | 89 | 89 |
| Chase Mortgage Finance CMO, Ser 2006-A1, Cl 2A2 (A) | | |
| 6.086%, 09/25/36 | 200 | 204 |
| Chase Mortgage Finance CMO, Ser 2006-A1, Cl 4A1 (A) | | |
| 6.054%, 09/25/36 | 339 | 340 |
| Citigroup CMBS, Ser 2004-C2, Cl A3 | | |
| 4.380%, 10/15/41 | 170 | 165 |
| JP Morgan Chase CMBS, Ser 2004-CBX, Cl A4 | | |
| 4.529%, 01/12/37 | 145 | 141 |
| JP Morgan Chase CMBS, Ser 2005-LDP1, Cl A2 | | |
| 4.625%, 03/15/46 | 137 | 135 |
| JP Morgan Mortgage Trust CMBS, Ser 2006-A4, Cl 3A2 (A) | | |
| 5.991%, 06/25/36 | 22 | 22 |
| Prime Mortgage Trust CMO, Ser 2005-2, Cl 1A3 | | |
| 5.250%, 07/25/20 | 169 | 169 |
| Wells Fargo CMO, Ser 2006-11, Cl A8 | | |
| 6.000%, 09/25/36 | 158 | 159 |
| **Total Mortgage Related** | | |
| (Cost $2,384) | | 2,386 |
| **FOREIGN BONDS — 1.8%** | | |
| Bundesrepublik, Ser 02 5.000%, 07/04/12 (EUR) | 60 | 85 |
| Bundesrepublik, Ser 03 3.750%, 07/04/13 (EUR) | 124 | 166 |
| Bundesrepublik, Ser 04 3.750%, 01/04/15 (EUR) | 35 | 46 |
| Bundesrepublik, Ser 05 3.500%, 01/04/16 (EUR) | 20 | 26 |
| Canada 5.750%, 06/01/33 (CAD) | 20 | 22 |
| 5.250%, 06/01/13 (CAD) | 90 | 86 |
| Citigroup, Ser INTL 2.400%, 10/31/25 (JPY) | 3,900 | 33 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Conservative Portfolio
April 30, 2007 (Unaudited)

| Description | Face Amount (000)/ Shares | Value (000) |
|---|---|---|
| **FOREIGN BONDS — CONTINUED** | | |
| Netherlands Government 4.250%, 07/15/13 (EUR) | 66 | $ 90 |
| United Kingdom Gilt GBP 4.000%, 09/07/16 | 120 | 222 |
| Total Foreign Bonds | | |
| (Cost $741) | | 776 |
| **INVESTMENT COMPANY — 0.1%** | | |
| **Index Fund-Midcap — 0.1%** | | |
| iShares Russell Midcap Value Index Fund | 200 | 32 |
| Total Index Fund-Midcap | | 32 |
| Total Investment Company | | |
| (Cost $26) | | 32 |
| **FOREIGN PREFERRED STOCK — 0.0%** | | |
| **Germany — 0.0%** | | |
| Porsche | 4 | 7 |
| Total Foreign Preferred Stock | | |
| (Cost $3) | | 7 |
| **CASH EQUIVALENT — 9.3%** | | |
| Evergreen Select Money Market Fund Institutional Class, 5.21% (B) | 4,020,222 | 4,020 |
| Total Cash Equivalent | | |
| (Cost $4,020) | | 4,020 |
| Total Investments — 101.8% † | | |
| (Cost $41,346) | | 43,901 |
| Other Assets and Liabilities, Net — (1.8%) | | (771) |
| Total Net Assets — 100.0% | | $ 43,130 |

* Non-income producing security.
144A — Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration normally to qualified institutions. On April 30, 2007, the value of these securities amounted to $976 (000), representing 2.3% of the net assets of the Fund.
(A) — Variable rate security — the rate reported on the Schedule of Investments represents the rate as of April 30, 2007.
(B) — Rate reported on the Schedule of Investments represents the 7-day effective yield as of April 30, 2007.
(C) — Security fair valued using methods determined in good faith according to procedures adopted by the Fair Valuation Committee of the Board of Trustees. On April 30, 2007, the total value of these securities was $2 (000), representing 0.0% of net assets.
(D) — Security purchased on a when-issued basis.
ADR — American Depositary Receipt
CAD — Canadian Dollar
Cl — Class
CMBS — Commercial Mortgage-Backed Security
CMO — Collateralized Mortgage Obligation

EUR — Euro
GBP — British Pound Sterling
HMO — Health Maintenance Organization
ISP — Internet Service Provider
JPY — Japanese Yen
MTN Medium Term Note
R&D — Research and Development
REITs — Real Estate Investment Trusts
S&L — Savings and Loan
Ser — Series
TBA — To be Announced
Cost figures are shown with "000's" omitted.
Amounts designated as "—" are either $0 or have been rounded to $0.

† At April 30, 2007, the tax basis cost of the Fund's investments was $41,346,052 and the unrealized appreciation and depreciation were $2,705,271 and $(150,483) respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Conservative Portfolio
April 30, 2007 (Unaudited)

As of April 30, 2007, the Fund had the following forward foreign currency contracts outstanding:

| Settlement Date | Currency to Deliver | | Currency to Receive | | Unrealized Appreciation/ (Depreciation) |
|---|---|---|---|---|---|
| 6/13/2007 | EUR | (62,871) | AUD | 105,110 | $1,230 |
| 6/13/2007 | GBP | (67,254) | AUD | 166,963 | 4,026 |
| 6/13/2007 | USD | (40,000) | AUD | 50,162 | 1,600 |
| 6/13/2007 | EUR | (13,945) | CAD | 21,314 | 173 |
| 6/13/2007 | USD | (48,081) | CAD | 55,629 | 2,123 |
| 6/13/2007 | EUR | (32,933) | DKK | 245,535 | 26 |
| 6/13/2007 | USD | (91,271) | DKK | 512,969 | 2,831 |
| 6/13/2007 | NOK | (371,706) | EUR | 46,068 | 400 |
| 6/13/2007 | GBP | (99,198) | EUR | 146,464 | 1,910 |
| 6/13/2007 | USD | (2,285,122) | EUR | 1,717,899 | 63,083 |
| 6/13/2007 | CAD | (123,821) | EUR | 80,000 | (2,392) |
| 6/13/2007 | AUD | (82,299) | EUR | 50,000 | 94 |
| 6/13/2007 | USD | (343,627) | GBP | 174,963 | 6,116 |
| 6/13/2007 | EUR | (103,325) | GBP | 70,000 | (1,308) |
| 6/13/2007 | EUR | (521,034) | JPY | 81,177,051 | (28,602) |
| 6/13/2007 | USD | (422,821) | JPY | 49,850,654 | (3,023) |
| 6/13/2007 | USD | (68,989) | NOK | 418,763 | 1,503 |
| 6/13/2007 | EUR | (90,000) | NOK | 728,961 | (312) |
| 6/13/2007 | EUR | (73,195) | SEK | 676,393 | 1,231 |
| 6/13/2007 | AUD | (122,657) | USD | 97,144 | (4,576) |
| 6/13/2007 | SEK | (455,124) | USD | 65,286 | (2,863) |
| 6/13/2007 | EUR | (29,648) | USD | 39,205 | (1,321) |
| | | | | | **$41,949** |

AUD — Australian Dollar

CAD — Canadian Dollar

DKK — Danish Krone

EUR — Euro

GBP — British Pound

JPY — Japanese Yen

NOK — Norwegian Krone

SEK — Swedish Krona

USD — U.S. Dollar

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **COMMON STOCK — 72.1%** | | |
| **Advanced Materials/Products — 0.0%** | | |
| Hexcel* | 3,050 | $ 66 |
| Total Advanced Materials/Products | | 66 |
| **Advertising Services — 0.1%** | | |
| Getty Images* | 240 | 13 |
| inVentiv Health* | 1,850 | 70 |
| Total Advertising Services | | 83 |
| **Aerospace/Defense — 1.7%** | | |
| Aerovironment* | 1,170 | 25 |
| Boeing | 11,782 | 1,096 |
| Empresa Brasileira de Aeronautica ADR | 3,000 | 141 |
| General Dynamics | 8,865 | 696 |
| Rockwell Collins | 11,175 | 734 |
| Teledyne Technologies* | 1,580 | 69 |
| Total Aerospace/Defense | | 2,761 |
| **Aerospace/Defense-Equipment — 0.5%** | | |
| Alliant Techsystems* | 3,350 | 312 |
| BE Aerospace* | 8,775 | 322 |
| DRS Technologies | 1,880 | 94 |
| Goodrich | 760 | 43 |
| Total Aerospace/Defense-Equipment | | 771 |
| **Agricultural Chemicals — 0.7%** | | |
| Agrium | 4,100 | 159 |
| CF Industries Holdings | 1,600 | 63 |
| Monsanto | 16,575 | 978 |
| Total Agricultural Chemicals | | 1,200 |
| **Agricultural Operations — 0.2%** | | |
| Archer-Daniels-Midland | 8,191 | 317 |
| Tejon Ranch* | 1,260 | 63 |
| Total Agricultural Operations | | 380 |
| **Airlines — 0.1%** | | |
| AMR* | 4,700 | 123 |
| Delta Airlines* (C) | 410 | 8 |
| Republic Airways Holdings* | 730 | 15 |
| UAL* | 870 | 29 |
| US Airways Group* | 560 | 21 |
| Total Airlines | | 196 |
| **Apparel Manufacturers — 0.0%** | | |
| Carter's* | 2,400 | 63 |
| Total Apparel Manufacturers | | 63 |
| **Applications Software — 0.6%** | | |
| American Reprographics* | 1,730 | 58 |
| Citrix Systems* | 1,245 | 41 |
| Intuit* | 1,210 | 34 |
| Microsoft | 25,190 | 754 |
| Nuance Communications* | 2,380 | 37 |
| Satyam Computer Services ADR | 4,960 | 123 |
| Total Applications Software | | 1,047 |

| Description | Shares | Value (000) |
|---|---|---|
| **Auction House/Art Dealer — 0.0%** | | |
| Sotheby's | 950 | $ 49 |
| Total Auction House/Art Dealer | | 49 |
| **Audio/Video Products — 0.1%** | | |
| DTS* | 1,305 | 29 |
| Harman International | 1,340 | 164 |
| Total Audio/Video Products | | 193 |
| **Auto-Cars/Light Trucks — 0.0%** | | |
| General Motors | 1,046 | 33 |
| Total Auto-Cars/Light Trucks | | 33 |
| **Auto-Medium & Heavy Duty Trucks — 0.0%** | | |
| Force Protection* | 3,449 | 75 |
| Total Auto-Medium & Heavy Duty Trucks | | 75 |
| **Auto/Truck Parts & Equipment-Original — 0.0%** | | |
| Amerigon* | 5,183 | 67 |
| Total Auto/Truck Parts & Equipment-Original | | 67 |
| **B2B/E-Commerce — 0.0%** | | |
| webMethods* | 5,550 | 50 |
| Total B2B/E-Commerce | | 50 |
| **Batteries/Battery Systems — 0.0%** | | |
| Energy Conversion Devices* | 1,000 | 35 |
| Total Batteries/Battery Systems | | 35 |
| **Beverages-Non-Alcoholic — 0.2%** | | |
| Coca-Cola | 4,990 | 260 |
| Total Beverages-Non-Alcoholic | | 260 |
| **Brewery — 0.3%** | | |
| Cia Cervecerias Unidas ADR | 4,600 | 160 |
| Grupo Modelo ADR, Cl C | 1,700 | 88 |
| Molson Coors Brewing, Cl B | 3,400 | 321 |
| Total Brewery | | 569 |
| **Broadcast Services/Programming — 0.1%** | | |
| Clear Channel Communications | 117 | 4 |
| Grupo Televisa ADR | 4,600 | 129 |
| Nexstar Broadcasting Group, Cl A* | 950 | 12 |
| Total Broadcast Services/Programming | | 145 |
| **Building & Construction Products-Miscellaneous — 0.0%** | | |
| NCI Building Systems* | 1,125 | 56 |
| Total Building & Construction Products-Miscellaneous | | 56 |
| **Building & Construction-Miscellaneous — 0.0%** | | |
| Insituform Technologies, Cl A* | 2,000 | 41 |
| Total Building & Construction-Miscellaneous | | 41 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Building Products-Air & Heating — 0.0%** | | |
| AAON | 2,200 | $ 54 |
| Total Building Products-Air & Heating | | 54 |
| **Building Products-Cement/Aggregate — 0.1%** | | |
| Martin Marietta Materials | 740 | 108 |
| Total Building Products-Cement/Aggregate | | 108 |
| **Building Products-Light Fixtures — 0.1%** | | |
| Genlyte Group* | 2,400 | 187 |
| Total Building Products-Light Fixtures | | 187 |
| **Building-Heavy Construction — 0.1%** | | |
| Washington Group International* | 3,600 | 241 |
| Total Building-Heavy Construction | | 241 |
| **Building-Mobile Home/Manufactured Housing — 0.0%** | | |
| Williams Scotsman International* | 1,420 | 31 |
| Total Building-Mobile Home/Manufactured Housing | | 31 |
| **Building-Residential/Commercial — 0.1%** | | |
| DR Horton | 1,540 | 34 |
| Lennar, Cl A | 780 | 33 |
| Pulte Homes | 1,250 | 34 |
| Total Building-Residential/Commercial | | 101 |
| **Cable TV — 0.3%** | | |
| Comcast, Cl A* | 7,125 | 188 |
| Directv Group* | 14,179 | 338 |
| Mediacom Communications, Cl A* | 1,345 | 12 |
| Total Cable TV | | 538 |
| **Casino Hotels — 0.3%** | | |
| Harrah's Entertainment | 33 | 3 |
| MGM Mirage* | 8,095 | 544 |
| Total Casino Hotels | | 547 |
| **Casino Services — 0.2%** | | |
| International Game Technology | 10,280 | 392 |
| Total Casino Services | | 392 |
| **Cellular Telecommunications — 1.3%** | | |
| America Movil, Ser L ADR | 2,620 | 138 |
| MetroPCS Communications* | 9,445 | 265 |
| Millicom International Cellular* | 1,860 | 151 |
| NII Holdings* | 19,388 | 1,488 |
| Turkcell Iletisim Hizmet ADR | 7,362 | 104 |
| Total Cellular Telecommunications | | 2,146 |
| **Chemicals-Diversified — 0.4%** | | |
| E.I. du Pont de Nemours | 10,830 | 532 |
| Lyondell Chemical | 480 | 15 |
| Olin | 1,615 | 28 |
| Total Chemicals-Diversified | | 575 |

| Description | Shares | Value (000) |
|---|---|---|
| **Chemicals-Specialty — 0.3%** | | |
| Hercules* | 2,383 | $ 45 |
| Lubrizol | 4,200 | 252 |
| Terra Industries* | 6,650 | 117 |
| Total Chemicals-Specialty | | 414 |
| **Circuit Boards — 0.0%** | | |
| Park Electrochemical | 940 | 26 |
| Total Circuit Boards | | 26 |
| **Coal — 0.2%** | | |
| Alpha Natural Resources* | 1,900 | 33 |
| Arch Coal | 710 | 26 |
| Consol Energy | 4,300 | 180 |
| Massey Energy | 2,630 | 71 |
| Peabody Energy | 1,030 | 49 |
| Total Coal | | 359 |
| **Commercial Banks Non-US — 0.2%** | | |
| Banco Bradesco ADR | 9,400 | 199 |
| Kazkommertsbank GDR* | 4,900 | 103 |
| Total Commercial Banks Non-US | | 302 |
| **Commercial Banks-Central US — 0.3%** | | |
| Bank Mutual | 7,850 | 93 |
| First Busey | 2,300 | 46 |
| Heartland Financial USA | 1,750 | 45 |
| Irwin Financial | 4,950 | 79 |
| MB Financial | 3,300 | 111 |
| Oak Hill Financial | 1,100 | 25 |
| Old Second Bancorp | 2,300 | 67 |
| Total Commercial Banks-Central US | | 466 |
| **Commercial Banks-Eastern US — 0.1%** | | |
| Independent Bank | 1,900 | 56 |
| Signature Bank* | 2,425 | 76 |
| Yardville National Bancorp | 2,100 | 73 |
| Total Commercial Banks-Eastern US | | 205 |
| **Commercial Banks-Southern US — 0.2%** | | |
| Colonial BancGroup | 11,700 | 281 |
| Silver State Bancorp* | 1,650 | 39 |
| Total Commercial Banks-Southern US | | 320 |
| **Commercial Banks-Western US — 0.3%** | | |
| AmericanWest Bancorp | 2,700 | 55 |
| Centennial Bank Holdings* | 11,200 | 98 |
| Community Bancorp* | 1,040 | 32 |
| Glacier Bancorp | 2,150 | 46 |
| ITLA Capital | 1,450 | 74 |
| Sterling Financial | 2,300 | 68 |
| SVB Financial Group* | 1,430 | 73 |
| Total Commercial Banks-Western US | | 446 |
| **Commercial Services — 0.3%** | | |
| Arbitron | 1,560 | 77 |
| ChoicePoint* | 1,195 | 45 |
| eTelecare Global Solutions ADR* | 5,000 | 74 |
| ExlService Holdings* | 1,738 | 36 |
| PeopleSupport* | 471 | 6 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Commercial Services — continued** | | |
| PHH* | 1,900 | $ 58 |
| Steiner Leisure* | 1,200 | 58 |
| TeleTech Holdings* | 1,824 | 69 |
| Total Commercial Services | | 423 |
| **Commercial Services-Finance — 0.1%** | | |
| Western Union | 9,920 | 209 |
| Wright Express* | 2,020 | 64 |
| Total Commercial Services-Finance | | 273 |
| **Communications Software — 0.1%** | | |
| Avid Technology* | 2,350 | 78 |
| Total Communications Software | | 78 |
| **Computer Aided Design — 0.0%** | | |
| Parametric Technology* | 3,250 | 58 |
| Total Computer Aided Design | | 58 |
| **Computer Services — 0.8%** | | |
| Ceridian* | 7,700 | 260 |
| Cognizant Technology Solutions, Cl A* | 10,455 | 935 |
| Perot Systems, Cl A* | 5,740 | 103 |
| Syntel | 1,232 | 43 |
| Total Computer Services | | 1,341 |
| **Computer Software — 0.0%** | | |
| Double-Take Software* | 3,760 | 63 |
| Total Computer Software | | 63 |
| **Computers — 1.7%** | | |
| Apple* | 12,475 | 1,245 |
| Dell* | 4,520 | 114 |
| Hewlett-Packard | 24,937 | 1,051 |
| International Business Machines | 4,365 | 446 |
| Total Computers | | 2,856 |
| **Computers-Integrated Systems — 0.4%** | | |
| Brocade Communication Systems* | 56,365 | 551 |
| Kronos* | 300 | 16 |
| Riverbed Technology* | 2,285 | 73 |
| Total Computers-Integrated Systems | | 640 |
| **Computers-Memory Devices — 0.2%** | | |
| EMC* | 17,820 | 270 |
| Network Appliance* | 1,963 | 73 |
| Smart Modular Technologies* | 1,190 | 16 |
| Xyratex* | 1,900 | 43 |
| Total Computers-Memory Devices | | 402 |
| **Consulting Services — 0.3%** | | |
| Advisory Board* | 1,601 | 76 |
| FTI Consulting* | 2,000 | 74 |
| Huron Consulting Group* | 760 | 46 |

| Description | Shares | Value (000) |
|---|---|---|
| **Consulting Services — continued** | | |
| LECG* | 3,230 | $ 47 |
| Maximus | 1,540 | 54 |
| Total Consulting Services | | 297 |
| **Consumer Products-Miscellaneous — 0.0%** | | |
| Clorox | 1,126 | 76 |
| Total Consumer Products-Miscellaneous | | 76 |
| **Containers-Metal/Glass — 0.2%** | | |
| Owens-Illinois* | 8,300 | 250 |
| Total Containers-Metal/Glass | | 250 |
| **Containers-Paper/Plastic — 0.2%** | | |
| Sealed Air | 7,600 | 250 |
| Total Containers-Paper/Plastic | | 250 |
| **Cruise Lines — 0.2%** | | |
| Carnival | 8,183 | 400 |
| Total Cruise Lines | | 400 |
| **Data Processing/Management — 0.2%** | | |
| Acxiom | 2,640 | 60 |
| Automatic Data Processing | 5,020 | 225 |
| Commvault Systems* | 2,865 | 48 |
| Fair Isaac | 1,390 | 50 |
| First Data | 231 | 7 |
| Total Data Processing/Management | | 390 |
| **Dental Supplies & Equipment — 0.1%** | | |
| Patterson* | 520 | 19 |
| Sirona Dental Systems* | 1,800 | 59 |
| Total Dental Supplies & Equipment | | 78 |
| **Diagnostic Equipment — 0.0%** | | |
| Gen-Probe* | 850 | 43 |
| Total Diagnostic Equipment | | 43 |
| **Diagnostic Kits — 0.1%** | | |
| Inverness Medical Innovations* | 2,400 | 96 |
| Quidel* | 5,687 | 80 |
| Total Diagnostic Kits | | 176 |
| **Dialysis Centers — 0.1%** | | |
| DaVita* | 390 | 21 |
| Dialysis Corp of America* | 5,550 | 65 |
| Total Dialysis Centers | | 86 |
| **Direct Marketing — 0.0%** | | |
| Value Vision International* | 4,000 | 45 |
| Total Direct Marketing | | 45 |
| **Disposable Medical Products — 0.1%** | | |
| C.R. Bard | 1,070 | 89 |
| Total Disposable Medical Products | | 89 |
| **Distribution/Wholesale — 0.1%** | | |
| Bell Microproducts* | 4,970 | 34 |
| Fastenal | 1,000 | 41 |

# Old Mutual Asset Allocation Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Distribution/Wholesale — continued** | | |
| Owens & Minor | 2,200 | $ 78 |
| Total Distribution/Wholesale | | 153 |
| **Diversified Manufacturing Operations — 1.9%** | | |
| 3M | 6,920 | 573 |
| Dover | 5,480 | 264 |
| ESCO Technologies* | 1,200 | 55 |
| General Electric | 21,250 | 783 |
| Griffon* | 2,500 | 60 |
| Honeywell International | 8,421 | 456 |
| Illinois Tool Works | 10,146 | 521 |
| Tyco International | 13,190 | 430 |
| Total Diversified Manufacturing Operations | | 3,142 |
| **Diversified Minerals — 0.1%** | | |
| Cia Vale do Rio Doce ADR | 3,300 | 134 |
| Oglebay Norton* | 1,900 | 48 |
| Total Diversified Minerals | | 182 |
| **Diversified Operations — 0.0%** | | |
| Resource America, Cl A | 2,550 | 56 |
| Walter Industries | 1,400 | 42 |
| Total Diversified Operations | | 98 |
| **E-Commerce/Products — 0.1%** | | |
| Amazon.com* | 96 | 6 |
| Blue Nile* | 1,010 | 47 |
| Submarino GDR 144A | 1,200 | 87 |
| Total E-Commerce/Products | | 140 |
| **E-Commerce/Services — 0.0%** | | |
| Expedia* | 1,673 | 40 |
| Total E-Commerce/Services | | 40 |
| **E-Services/Consulting — 0.0%** | | |
| Perficient* | 1,577 | 33 |
| Total E-Services/Consulting | | 33 |
| **Educational Software — 0.1%** | | |
| Blackboard* | 3,350 | 115 |
| Total Educational Software | | 115 |
| **Electric Products-Miscellaneous — 0.2%** | | |
| Emerson Electric | 6,948 | 327 |
| Total Electric Products-Miscellaneous | | 327 |
| **Electric-Generation — 0.2%** | | |
| AES* | 11,634 | 256 |
| Total Electric-Generation | | 256 |
| **Electric-Integrated — 1.6%** | | |
| Alliant Energy | 6,000 | 263 |
| Centerpoint Energy | 19,000 | 358 |
| Dominion Resources | 4,200 | 383 |
| DTE Energy | 6,800 | 344 |
| Duke Energy | 14,344 | 294 |
| Entergy | 5,926 | 670 |
| Otter Tail | 1,600 | 55 |
| Pike Electric* | 2,500 | 51 |

| Description | Shares | Value (000) |
|---|---|---|
| **Electric-Integrated — continued** | | |
| PPL | 7,300 | $ 318 |
| TXU | 175 | 12 |
| Total Electric-Integrated | | 2,748 |
| **Electronic Components-Miscellaneous — 0.2%** | | |
| AU Optronics ADR | 5,200 | 83 |
| Celestica* | 15,140 | 103 |
| Flextronics International* | 2,880 | 32 |
| Hon Hai Precision GDR 144A | 9,715 | 129 |
| Hon Hai Precision Industry GDR | 1,440 | 19 |
| Jabil Circuit | 560 | 13 |
| Total Electronic Components-Miscellaneous | | 379 |
| **Electronic Components-Semiconductors — 1.1%** | | |
| Actel* | 2,100 | 31 |
| DSP Group* | 8,840 | 163 |
| Ikanos Communications* | 7,080 | 55 |
| International Rectifier* | 360 | 13 |
| MEMC Electronic Materials* | 1,900 | 104 |
| Microsemi* | 3,000 | 69 |
| Netlogic Microsystems* | 1,410 | 43 |
| Nvidia* | 21,333 | 702 |
| PMC-Sierra* | 4,070 | 32 |
| QLogic* | 6,310 | 113 |
| Samsung Electronics GDR 144A | 990 | 302 |
| Semtech* | 2,310 | 33 |
| Silicon Laboratories* | 1,590 | 52 |
| Sirf Technology Holdings* | 410 | 10 |
| Texas Instruments | 775 | 27 |
| Xilinx | 1,870 | 55 |
| Zoran* | 3,290 | 65 |
| Total Electronic Components-Semiconductors | | 1,869 |
| **Electronic Design Automation — 0.1%** | | |
| Comtech Group* | 3,670 | 65 |
| Synplicity* | 13,860 | 91 |
| Total Electronic Design Automation | | 156 |
| **Electronic Forms — 0.5%** | | |
| Adobe Systems* | 17,830 | 741 |
| Total Electronic Forms | | 741 |
| **Electronic Measuring Instruments — 0.2%** | | |
| Agilent Technologies* | 7,100 | 244 |
| Itron* | 1,260 | 85 |
| Total Electronic Measuring Instruments | | 329 |
| **Electronic Parts Distribution — 0.1%** | | |
| Arrow Electronics* | 5,700 | 225 |
| Total Electronic Parts Distribution | | 225 |
| **Electronics-Military — 0.2%** | | |
| EDO | 2,310 | 63 |
| L-3 Communications Holdings | 2,500 | 225 |
| Total Electronics-Military | | 288 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Energy-Alternate Sources — 0.1%** | | |
| Covanta Holding* | 8,700 | $ 214 |
| Total Energy-Alternate Sources | | 214 |
| **Engineering/R&D Services — 0.1%** | | |
| Fluor | 1,160 | 111 |
| Shaw Group* | 2,400 | 78 |
| Total Engineering/R&D Services | | 189 |
| **Enterprise Software/Services — 0.8%** | | |
| BMC Software* | 5,000 | 162 |
| Concur Technologies* | 3,659 | 65 |
| Lawson Software* | 10,650 | 95 |
| Open Text* | 4,050 | 93 |
| Oracle* | 30,310 | 570 |
| Sybase* | 9,850 | 238 |
| Ultimate Software Group* | 2,325 | 64 |
| Total Enterprise Software/Services | | 1,287 |
| **Entertainment Software — 0.1%** | | |
| Activision* | 5,862 | 117 |
| Electronic Arts* | 310 | 16 |
| THQ* | 2,515 | 84 |
| Total Entertainment Software | | 217 |
| **Environmental Consulting & Engineering — 0.0%** | | |
| Tetra Tech* | 2,400 | 48 |
| Total Environmental Consulting & Engineering | | 48 |
| **Fiduciary Banks — 0.4%** | | |
| Bank of New York | 10,210 | 413 |
| Mellon Financial | 97 | 4 |
| Northern Trust | 4,600 | 290 |
| Total Fiduciary Banks | | 707 |
| **Filtration/Separation Products — 0.2%** | | |
| Clarcor | 3,100 | 98 |
| Pall | 5,800 | 243 |
| Total Filtration/Separation Products | | 341 |
| **Finance-Commercial — 0.0%** | | |
| NewStar Financial* | 1,400 | 22 |
| Total Finance-Commercial | | 22 |
| **Finance-Consumer Loans — 0.5%** | | |
| Encore Capital Group* | 7,190 | 86 |
| First Marblehead | 1,415 | 51 |
| Nelnet, Cl A | 1,340 | 36 |
| Portfolio Recovery Associates* | 855 | 47 |
| SLM | 11,510 | 620 |
| Total Finance-Consumer Loans | | 840 |
| **Finance-Credit Card — 0.1%** | | |
| American Express | 2,000 | 121 |
| Compucredit* | 410 | 15 |
| Total Finance-Credit Card | | 136 |
| **Finance-Investment Banker/Broker — 1.6%** | | |
| Citigroup | 14,222 | 763 |
| Greenhill | 510 | 32 |

| Description | Shares | Value (000) |
|---|---|---|
| **Finance-Investment Banker/Broker — continued** | | |
| JPMorgan Chase | 14,094 | $ 734 |
| Lazard, Cl A | 13,585 | 736 |
| Lehman Brothers Holdings | 2,237 | 168 |
| Morgan Stanley | 980 | 82 |
| Optionsxpress Holdings | 1,640 | 41 |
| Total Finance-Investment Banker/Broker | | 2,556 |
| **Finance-Other Services — 0.2%** | | |
| Asset Acceptance Capital* | 9,065 | 167 |
| GFI Group* | 755 | 52 |
| NASDAQ Stock Market* | 3,940 | 129 |
| Total Finance-Other Services | | 348 |
| **Financial Guarantee Insurance — 0.2%** | | |
| AMBAC Financial Group | 1,250 | 115 |
| MGIC Investment | 4,179 | 257 |
| Total Financial Guarantee Insurance | | 372 |
| **Food-Dairy Products — 0.2%** | | |
| Dean Foods | 4,400 | 161 |
| Wimm-Bill-Dann Foods ADR | 1,380 | 111 |
| Total Food-Dairy Products | | 272 |
| **Food-Meat Products — 0.0%** | | |
| Tyson Foods, Cl A | 3,452 | 72 |
| Total Food-Meat Products | | 72 |
| **Food-Miscellaneous/Diversified — 0.3%** | | |
| ConAgra Foods | 3,905 | 96 |
| Kraft Foods, Cl A | 8,527 | 285 |
| Sunopta* | 3,850 | 50 |
| Unilever | 2,640 | 81 |
| Total Food-Miscellaneous/Diversified | | 512 |
| **Food-Retail — 0.1%** | | |
| Great Atlantic & Pacific Tea | 2,500 | 80 |
| Kroger | 5,211 | 154 |
| Total Food-Retail | | 234 |
| **Food-Wholesale/Distribution — 0.1%** | | |
| Sysco | 4,830 | 158 |
| United Natural Foods* | 1,200 | 38 |
| Total Food-Wholesale/Distribution | | 196 |
| **Forestry — 0.2%** | | |
| Plum Creek Timber | 6,100 | 242 |
| Total Forestry | | 242 |
| **Gambling (Non-Hotel) — 0.1%** | | |
| Pinnacle Entertainment* | 3,637 | 102 |
| Total Gambling (Non-Hotel) | | 102 |
| **Gas-Distribution — 0.0%** | | |
| WGL Holdings | 550 | 19 |
| Total Gas-Distribution | | 19 |

## SCHEDULE OF INVESTMENTS

# Old Mutual Asset Allocation Growth Portfolio

April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Gold Mining — 0.1%** | | |
| Randgold Resources ADR | 5,580 | $ 134 |
| Total Gold Mining | | 134 |
| **Golf — 0.0%** | | |
| Callaway Golf | 1,290 | 23 |
| Total Golf | | 23 |
| **Hazardous Waste Disposal — 0.1%** | | |
| Stericycle* | 1,480 | 129 |
| Total Hazardous Waste Disposal | | 129 |
| **Health Care Cost Containment — 0.3%** | | |
| Hooper Holmes* | 7,110 | 31 |
| McKesson | 6,555 | 386 |
| Total Health Care Cost Containment | | 417 |
| **Hotels & Motels — 0.2%** | | |
| InterContinental Hotels ADR | 690 | 17 |
| Lodgian* | 2,910 | 40 |
| Marriott International, Cl A | 2,110 | 96 |
| Starwood Hotels & Resorts Worldwide | 3,107 | 208 |
| Wyndham Worldwide* | 560 | 19 |
| Total Hotels & Motels | | 380 |
| **Human Resources — 0.5%** | | |
| Hewitt Associates, Cl A* | 11,030 | 328 |
| Hudson Highland Group* | 3,710 | 61 |
| Kenexa* | 2,811 | 87 |
| Manpower | 2,150 | 173 |
| Monster Worldwide* | 2,290 | 96 |
| Total Human Resources | | 745 |
| **Import/Export — 0.0%** | | |
| Castle Brands* | 3,156 | 20 |
| Total Import/Export | | 20 |
| **Independent Power Producer — 0.0%** | | |
| Calpine* | 2,330 | 8 |
| Mirant* | 340 | 15 |
| Reliant Energy* | 1,500 | 34 |
| Total Independent Power Producer | | 57 |
| **Industrial Audio & Video Products — 0.0%** | | |
| SRS Labs* | 2,475 | 33 |
| Total Industrial Audio & Video Products | | 33 |
| **Industrial Automation/Robot — 0.0%** | | |
| Cognex | 900 | 19 |
| Intermec* | 3,100 | 69 |
| Total Industrial Automation/Robot | | 88 |
| **Industrial Gases — 0.6%** | | |
| Air Products & Chemicals | 370 | 28 |
| Praxair | 15,630 | 1,009 |
| Total Industrial Gases | | 1,037 |

| Description | Shares | Value (000) |
|---|---|---|
| **Instruments-Controls — 0.1%** | | |
| Watts Water Technologies, Cl A | 2,500 | $ 101 |
| Total Instruments-Controls | | 101 |
| **Instruments-Scientific — 0.2%** | | |
| PerkinElmer | 13,500 | 327 |
| Total Instruments-Scientific | | 327 |
| **Insurance Brokers — 0.1%** | | |
| Marsh & McLennan | 5,940 | 189 |
| Total Insurance Brokers | | 189 |
| **Internet Application Software — 0.1%** | | |
| Cryptologic | 2,010 | 60 |
| DealerTrack Holdings* | 3,338 | 110 |
| Vocus* | 1,814 | 41 |
| Total Internet Application Software | | 211 |
| **Internet Connective Services — 0.1%** | | |
| Cogent Communications Group* | 3,407 | 87 |
| Total Internet Connective Services | | 87 |
| **Internet Financial Services — 0.1%** | | |
| Lightbridge* | 3,260 | 58 |
| Online Resources* | 6,095 | 67 |
| Total Internet Financial Services | | 125 |
| **Internet Infrastructure Software — 0.1%** | | |
| F5 Networks* | 960 | 74 |
| Openwave Systems* | 1,800 | 13 |
| Opsware* | 5,263 | 42 |
| Total Internet Infrastructure Software | | 129 |
| **Internet Security — 0.2%** | | |
| Checkfree* | 940 | 31 |
| Ipass* | 3,890 | 21 |
| Symantec* | 18,520 | 326 |
| Total Internet Security | | 378 |
| **Investment Management/Advisory Services — 0.4%** | | |
| Affiliated Managers Group* | 1,175 | 138 |
| Franklin Resources | 3,290 | 432 |
| Legg Mason | 1,280 | 127 |
| Total Investment Management/Advisory Services | | 697 |
| **Lasers-Systems/Components — 0.1%** | | |
| Electro Scientific Industries* | 5,190 | 107 |
| Newport* | 3,400 | 53 |
| Total Lasers-Systems/Components | | 160 |
| **Life/Health Insurance — 0.3%** | | |
| Cigna | 2,900 | 451 |
| Total Life/Health Insurance | | 451 |
| **Linen Supply & Related Items — 0.0%** | | |
| Cintas | 650 | 24 |
| Total Linen Supply & Related Items | | 24 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Machine Tools & Related Products — 0.2%** | | |
| Kennametal | 4,300 | $ 303 |
| Total Machine Tools & Related Products | | 303 |
| **Machinery-Construction & Mining — 0.6%** | | |
| Caterpillar | 9,100 | 661 |
| Terex* | 4,264 | 332 |
| Total Machinery-Construction & Mining | | 993 |
| **Machinery-Electrical — 0.0%** | | |
| Franklin Electric | 1,750 | 75 |
| Total Machinery-Electrical | | 75 |
| **Machinery-General Industry — 0.1%** | | |
| Gardner Denver* | 1,109 | 42 |
| Manitowoc | 1,090 | 74 |
| Wabtec | 2,040 | 76 |
| Total Machinery-General Industry | | 192 |
| **Machinery-Print Trade — 0.0%** | | |
| Zebra Technologies, Cl A* | 360 | 14 |
| Total Machinery-Print Trade | | 14 |
| **Medical Imaging Systems — 0.0%** | | |
| Vital Images* | 1,030 | 32 |
| Total Medical Imaging Systems | | 32 |
| **Medical Information Systems — 0.5%** | | |
| Allscripts Healthcare Solutions* | 2,790 | 74 |
| Cerner* | 11,900 | 633 |
| IMS Health | 1,260 | 37 |
| Total Medical Information Systems | | 744 |
| **Medical Instruments — 0.7%** | | |
| Abaxis* | 908 | 21 |
| Cambridge Heart* | 8,040 | 26 |
| Conceptus* | 4,825 | 100 |
| Medtronic | 14,320 | 758 |
| Micrus Endovascular* | 837 | 19 |
| Natus Medical* | 4,750 | 84 |
| St. Jude Medical* | 670 | 29 |
| Symmetry Medical* | 5,950 | 101 |
| Total Medical Instruments | | 1,138 |
| **Medical Labs & Testing Services — 0.1%** | | |
| Covance* | 660 | 40 |
| Laboratory Corp of America Holdings* | 2,500 | 197 |
| Total Medical Labs & Testing Services | | 237 |
| **Medical Products — 0.5%** | | |
| Baxter International | 9,012 | 510 |
| Haemonetics* | 800 | 38 |
| Henry Schein* | 2,700 | 141 |
| PSS World Medical* | 4,100 | 83 |
| Syneron Medical* | 1,930 | 49 |
| Vital Signs | 900 | 51 |
| Total Medical Products | | 872 |

| Description | Shares | Value (000) |
|---|---|---|
| **Medical-Biomedical/Genetic — 1.0%** | | |
| Barrier Therapeutics* | 13,710 | $ 95 |
| Cambrex | 2,440 | 59 |
| Celgene* | 2,330 | 143 |
| Genzyme* | 12,945 | 845 |
| Integra Lifesciences* | 1,550 | 71 |
| Invitrogen* | 660 | 43 |
| Keryx Biopharmaceuticals* | 4,950 | 51 |
| Lifecell* | 2,995 | 88 |
| Martek Biosciences* | 2,570 | 55 |
| Orchid Cellmark* | 3,950 | 26 |
| PDL BioPharma* | 4,256 | 108 |
| Total Medical-Biomedical/Genetic | | 1,584 |
| **Medical-Drugs — 3.3%** | | |
| Allergan | 5,165 | 626 |
| Angiotech Pharmaceuticals* | 14,370 | 78 |
| Aspreva Pharmaceuticals* | 2,330 | 53 |
| Bristol-Myers Squibb | 16,659 | 481 |
| Cephalon* | 8,195 | 652 |
| Dr Reddy's Lab ADR | 5,600 | 96 |
| Indevus Pharmaceuticals* | 4,005 | 29 |
| Medicis Pharmaceutical, Cl A | 1,220 | 37 |
| Pfizer | 57,773 | 1,529 |
| Santarus* | 9,700 | 74 |
| Schering-Plough | 32,820 | 1,041 |
| Valeant Pharmaceuticals | 4,200 | 76 |
| Wyeth | 12,246 | 679 |
| Total Medical-Drugs | | 5,451 |
| **Medical-Generic Drugs — 0.2%** | | |
| Axcan Pharma* | 4,640 | 81 |
| Perrigo | 3,820 | 72 |
| Teva Pharmaceutical Industries ADR | 2,400 | 92 |
| Total Medical-Generic Drugs | | 245 |
| **Medical-HMO — 0.4%** | | |
| WellPoint* | 8,056 | 636 |
| Total Medical-HMO | | 636 |
| **Medical-Hospitals — 0.2%** | | |
| Universal Health Services, Cl B | 4,200 | 255 |
| Total Medical-Hospitals | | 255 |
| **Medical-Nursing Homes — 0.0%** | | |
| Assisted Living Concepts, Cl A* | 3,800 | 47 |
| Total Medical-Nursing Homes | | 47 |
| **Medical-Outpatient/Home Medical — 0.1%** | | |
| Lincare Holdings* | 1,250 | 49 |
| Radiation Therapy Services* | 4,920 | 145 |
| Total Medical-Outpatient/Home Medical | | 194 |
| **Medical-Wholesale Drug Distributors — 0.4%** | | |
| AmerisourceBergen | 4,624 | 231 |
| Cardinal Health | 5,263 | 368 |
| Total Medical-Wholesale Drug Distributors | | 599 |
| **Metal Processors & Fabricators — 0.4%** | | |
| Commercial Metals | 9,000 | 302 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Metal Processors & Fabricators — continued** | | |
| Haynes International* | 1,380 | $ 108 |
| Ladish* | 3,369 | 137 |
| Precision Castparts | 1,350 | 140 |
| Total Metal Processors & Fabricators | | 687 |
| **Metal Products-Distributors — 0.1%** | | |
| AM Castle | 2,400 | 81 |
| Total Metal Products-Distributors | | 81 |
| **Metal-Aluminum — 0.1%** | | |
| Alcoa | 3,140 | 111 |
| Total Metal-Aluminum | | 111 |
| **Metal-Diversified — 0.2%** | | |
| Freeport-McMoRan Copper & Gold | 4,178 | 281 |
| Total Metal-Diversified | | 281 |
| **Miscellaneous Manufacturing — 0.0%** | | |
| Aptargroup | 310 | 23 |
| Total Miscellaneous Manufacturing | | 23 |
| **Multi-Line Insurance — 2.1%** | | |
| ACE | 2,606 | 155 |
| Allstate | 7,625 | 475 |
| American International Group | 7,300 | 510 |
| Cincinnati Financial | 6,600 | 298 |
| Hartford Financial Services Group | 3,290 | 333 |
| Loews | 8,172 | 387 |
| Metlife | 5,887 | 387 |
| XL Capital, Cl A | 9,103 | 710 |
| Total Multi-Line Insurance | | 3,255 |
| **Multimedia — 0.1%** | | |
| Entravision Communications, Cl A* | 3,210 | 31 |
| Gemstar-TV Guide International* | 14,080 | 63 |
| Total Multimedia | | 94 |
| **Networking Products — 0.3%** | | |
| Anixter International* | 1,000 | 72 |
| Atheros Communications* | 1,550 | 41 |
| Cisco Systems* | 9,830 | 263 |
| Foundry Networks* | 1,720 | 26 |
| Switch and Data Facilities* | 3,389 | 62 |
| Total Networking Products | | 464 |
| **Non-Ferrous Metals — 0.4%** | | |
| Cameco | 14,430 | 673 |
| USEC* | 1,110 | 22 |
| Total Non-Ferrous Metals | | 695 |
| **Non-Hazardous Waste Disposal — 0.3%** | | |
| Allied Waste Industries* | 19,800 | 265 |

| Description | Shares | Value (000) |
|---|---|---|
| **Non-Hazardous Waste Disposal — continued** | | |
| Waste Management | 4,600 | $ 172 |
| Total Non-Hazardous Waste Disposal | | 437 |
| **Office Automation & Equipment — 0.0%** | | |
| Pitney Bowes | 860 | 41 |
| Total Office Automation & Equipment | | 41 |
| **Office Supplies & Forms — 0.2%** | | |
| Avery Dennison | 4,300 | 268 |
| Total Office Supplies & Forms | | 268 |
| **Oil & Gas Drilling — 0.2%** | | |
| Atlas America* | 1,550 | 93 |
| Diamond Offshore Drilling | 540 | 46 |
| Patterson-UTI Energy | 1,940 | 47 |
| Pride International* | 985 | 33 |
| Rowan | 550 | 20 |
| Todco* | 1,300 | 59 |
| Total Oil & Gas Drilling | | 298 |
| **Oil Companies-Exploration & Production — 1.0%** | | |
| Arena Resources* | 970 | 46 |
| ATP Oil & Gas* | 1,480 | 64 |
| Cabot Oil & Gas | 1,600 | 58 |
| Denbury Resources* | 1,170 | 39 |
| Forest Oil* | 1,700 | 60 |
| Goodrich Petroleum* | 1,800 | 63 |
| Mariner Energy* | 870 | 20 |
| Murphy Oil | 1,800 | 100 |
| Newfield Exploration* | 4,700 | 206 |
| Parallel Petroleum* | 2,330 | 54 |
| Petrohawk Energy* | 3,000 | 43 |
| Southwestern Energy* | 18,455 | 775 |
| Stone Energy* | 2,040 | 60 |
| Ultra Petroleum* | 1,370 | 78 |
| Total Oil Companies-Exploration & Production | | 1,666 |
| **Oil Companies-Integrated — 1.9%** | | |
| BP ADR | 3,200 | 215 |
| Chevron | 2,341 | 182 |
| ConocoPhillips | 8,447 | 586 |
| Exxon Mobil | 8,711 | 692 |
| Hess | 4,250 | 241 |
| LUKOIL ADR | 1,100 | 88 |
| Marathon Oil | 1,572 | 160 |
| Occidental Petroleum | 11,874 | 602 |
| Petroleo Brasileiro ADR | 2,800 | 283 |
| Total Oil Companies-Integrated | | 3,049 |
| **Oil Field Machinery & Equipment — 0.2%** | | |
| Dresser-Rand Group* | 3,525 | 112 |
| Grant Prideco* | 1,140 | 59 |
| Metretek Technologies* | 2,550 | 31 |
| National Oilwell Varco* | 1,540 | 131 |
| T-3 Energy Services* | 1,130 | 29 |
| Total Oil Field Machinery & Equipment | | 362 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Oil Refining & Marketing — 0.2%** | | |
| Tesoro | 2,400 | $ 291 |
| Total Oil Refining & Marketing | | 291 |
| **Oil-Field Services — 0.6%** | | |
| Hanover Compressor* | 1,300 | 28 |
| Helix Energy Solutions* | 6,300 | 241 |
| Hercules Offshore* | 1,750 | 55 |
| Key Energy Services* | 4,190 | 78 |
| North American Energy Partners* | 2,100 | 45 |
| Oceaneering International* | 1,600 | 76 |
| SEACOR Holdings* | 800 | 76 |
| Superior Energy Services* | 2,550 | 93 |
| Tetra Technologies* | 2,500 | 69 |
| W-H Energy Services* | 3,530 | 191 |
| Total Oil-Field Services | | 952 |
| **Paper & Related Products — 0.3%** | | |
| Abitibi-Consolidated | 54,690 | 144 |
| Bowater | 2,630 | 57 |
| Domtar* | 16,700 | 163 |
| MeadWestvaco | 980 | 33 |
| Neenah Paper | 1,265 | 48 |
| Smurfit-Stone Container* | 1,760 | 21 |
| Total Paper & Related Products | | 466 |
| **Pharmacy Services — 0.4%** | | |
| Medco Health Solutions* | 1,640 | 128 |
| Omnicare | 15,010 | 498 |
| Total Pharmacy Services | | 626 |
| **Physical Practice Management — 0.1%** | | |
| Pediatrix Medical Group* | 3,800 | 217 |
| Total Physical Practice Management | | 217 |
| **Physical Therapy/Rehabilitation Centers — 0.1%** | | |
| Psychiatric Solutions* | 4,025 | 141 |
| Total Physical Therapy/Rehabilitation Centers | | 141 |
| **Pipelines — 0.6%** | | |
| El Paso | 17,495 | 262 |
| National Fuel Gas | 5,950 | 280 |
| Questar | 3,400 | 330 |
| Spectra Energy | 7,272 | 190 |
| Total Pipelines | | 1,062 |
| **Platinum — 0.0%** | | |
| Stillwater Mining* | 1,600 | 25 |
| Total Platinum | | 25 |
| **Power Conversion/Supply Equipment — 0.1%** | | |
| Delta Electronics GDR | 8,120 | 127 |
| Total Power Conversion/Supply Equipment | | 127 |
| **Printing-Commercial — 0.2%** | | |
| RR Donnelley & Sons | 7,538 | 303 |
| Total Printing-Commercial | | 303 |

| Description | Shares | Value (000) |
|---|---|---|
| **Private Corrections — 0.0%** | | |
| The Geo Group* | 500 | $ 26 |
| Total Private Corrections | | 26 |
| **Property/Casualty Insurance — 0.7%** | | |
| Arch Capital Group* | 4,400 | 320 |
| Safeco | 4,850 | 324 |
| Travelers | 4,874 | 264 |
| WR Berkley | 7,850 | 255 |
| Total Property/Casualty Insurance | | 1,163 |
| **Publishing-Books — 0.1%** | | |
| Courier | 2,200 | 87 |
| Scholastic* | 1,155 | 36 |
| Total Publishing-Books | | 123 |
| **Publishing-Newspapers — 0.1%** | | |
| Dow Jones | 660 | 24 |
| Gannett | 3,721 | 212 |
| Total Publishing-Newspapers | | 236 |
| **Publishing-Periodicals — 0.0%** | | |
| Playboy Enterprises, Cl B* | 6,850 | 67 |
| Total Publishing-Periodicals | | 67 |
| **Quarrying — 0.2%** | | |
| Vulcan Materials | 3,105 | 384 |
| Total Quarrying | | 384 |
| **Radio — 0.0%** | | |
| Radio One, Cl D* | 9,290 | 66 |
| Total Radio | | 66 |
| **Real Estate Management/Services — 0.2%** | | |
| CB Richard Ellis Group, Cl A* | 7,280 | 246 |
| Total Real Estate Management/Services | | 246 |
| **Real Estate Operation/Development — 0.2%** | | |
| Brookfield Properties | 7,399 | 304 |
| Total Real Estate Operation/Development | | 304 |
| **Reinsurance — 0.9%** | | |
| Allied World Assurance Holdings | 1,030 | 46 |
| Aspen Insurance Holdings | 5,615 | 149 |
| Axis Capital Holdings | 855 | 32 |
| Berkshire Hathaway, Cl B* | 80 | 290 |
| Endurance Specialty Holdings | 2,440 | 91 |
| Everest Re Group | 330 | 33 |
| Montpelier Re Holdings | 7,980 | 146 |
| PartnerRe | 4,050 | 292 |
| Platinum Underwriters Holdings | 2,900 | 99 |
| RenaissanceRe Holdings | 5,400 | 292 |
| Total Reinsurance | | 1,470 |
| **REITs-Apartments — 1.2%** | | |
| Apartment Investment & Management, Cl A | 3,400 | 188 |
| Archstone-Smith Trust | 9,316 | 485 |
| AvalonBay Communities | 3,590 | 439 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **REITs-Apartments — continued** | | |
| BRE Properties | 2,603 | $ 156 |
| Equity Residential | 9,432 | 438 |
| GMH Communities Trust | 7,844 | 79 |
| UDR | 7,615 | 229 |
| Total REITs-Apartments | | 2,014 |
| **REITs-Diversified — 0.7%** | | |
| Colonial Properties Trust | 3,467 | 172 |
| Digital Realty Trust | 5,547 | 224 |
| PS Business Parks | 1,814 | 125 |
| Vornado Realty Trust | 5,374 | 638 |
| Total REITs-Diversified | | 1,159 |
| **REITs-Hotels — 0.5%** | | |
| Ashford Hospitality Trust | 3,100 | 37 |
| DiamondRock Hospitality | 11,695 | 214 |
| Host Hotels & Resorts | 19,573 | 502 |
| Total REITs-Hotels | | 753 |
| **REITs-Manufactured Homes — 0.1%** | | |
| Equity Lifestyle Properties | 1,942 | 105 |
| Total REITs-Manufactured Homes | | 105 |
| **REITs-Office Property — 1.0%** | | |
| Alexandria Real Estate Equities | 2,346 | 248 |
| American Financial Realty Trust | 4,530 | 48 |
| Boston Properties | 5,848 | 688 |
| Corporate Office Properties Trust | 4,676 | 220 |
| SL Green Realty | 2,565 | 362 |
| Total REITs-Office Property | | 1,566 |
| **REITs-Regional Malls — 1.3%** | | |
| CBL & Associates Properties | 4,400 | 200 |
| General Growth Properties | 7,347 | 469 |
| Macerich | 2,269 | 216 |
| Simon Property Group | 9,170 | 1,057 |
| Taubman Centers | 4,508 | 253 |
| Total REITs-Regional Malls | | 2,195 |
| **REITs-Shopping Centers — 0.8%** | | |
| Developers Diversified Realty | 4,079 | 266 |
| Federal Realty Investment Trust | 2,865 | 258 |
| Kimco Realty | 7,682 | 369 |
| Kite Realty Group Trust | 2,472 | 49 |
| Regency Centers | 4,366 | 360 |
| Total REITs-Shopping Centers | | 1,302 |
| **REITs-Storage — 0.3%** | | |
| Public Storage | 4,967 | 464 |
| Total REITs-Storage | | 464 |
| **REITs-Warehouse/Industrial — 0.5%** | | |
| AMB Property | 4,053 | 247 |
| Prologis | 7,930 | 514 |
| Total REITs-Warehouse/Industrial | | 761 |
| **Rental Auto/Equipment — 0.1%** | | |
| Avis Budget Group* | 470 | 13 |

| Description | Shares | Value (000) |
|---|---|---|
| **Rental Auto/Equipment — continued** | | |
| H&E Equipment Services* | 3,500 | $ 83 |
| Total Rental Auto/Equipment | | 96 |
| **Retail-Apparel/Shoe — 0.8%** | | |
| Abercrombie & Fitch, Cl A | 7,375 | 602 |
| Aeropostale* | 4,580 | 188 |
| AnnTaylor Stores* | 1,600 | 61 |
| Bebe Stores | 3,700 | 65 |
| Childrens Place Retail Stores* | 1,250 | 66 |
| Footstar* | 9,760 | 86 |
| Kenneth Cole Productions, Cl A | 2,710 | 69 |
| Men's Wearhouse | 4,900 | 212 |
| New York* | 4,300 | 60 |
| Total Retail-Apparel/Shoe | | 1,409 |
| **Retail-Automobile — 0.0%** | | |
| Group 1 Automotive | 1,100 | 45 |
| Total Retail-Automobile | | 45 |
| **Retail-Building Products — 0.3%** | | |
| Lowe's | 17,600 | 538 |
| Total Retail-Building Products | | 538 |
| **Retail-Computer Equipment — 0.1%** | | |
| GameStop, Cl A* | 4,690 | 156 |
| Total Retail-Computer Equipment | | 156 |
| **Retail-Discount — 0.2%** | | |
| Citi Trends* | 1,432 | 57 |
| Costco Wholesale | 321 | 17 |
| Dollar General | 8,835 | 189 |
| Wal-mart Stores | 6 | — |
| Total Retail-Discount | | 263 |
| **Retail-Drug Store — 0.8%** | | |
| CVS | 30,773 | 1,115 |
| Rite Aid* | 28,500 | 175 |
| Total Retail-Drug Store | | 1,290 |
| **Retail-Jewelry — 0.0%** | | |
| Movado Group | 2,250 | 74 |
| Total Retail-Jewelry | | 74 |
| **Retail-Major Department Store — 0.5%** | | |
| JC Penney | 6,880 | 544 |
| Sears Holdings* | 1,811 | 346 |
| Total Retail-Major Department Store | | 890 |
| **Retail-Office Supplies — 0.0%** | | |
| Office Depot* | 776 | 26 |
| OfficeMax | 576 | 28 |
| Total Retail-Office Supplies | | 54 |
| **Retail-Pet Food & Supplies — 0.1%** | | |
| Petsmart | 3,240 | 108 |
| Total Retail-Pet Food & Supplies | | 108 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Retail-Propane Distribution — 0.1%** | | |
| Star Gas Partners* | 35,280 | $ 143 |
| Total Retail-Propane Distribution | | 143 |
| **Retail-Regional Department Store — 0.2%** | | |
| Dillard's, Cl A | 7,000 | 242 |
| Total Retail-Regional Department Store | | 242 |
| **Retail-Restaurants — 0.6%** | | |
| BJ's Restaurants* | 1,400 | 29 |
| Cheesecake Factory* | 1,130 | 31 |
| Chipotle Mexican Grill, Cl A* | 745 | 48 |
| Panera Bread, Cl A* | 1,970 | 110 |
| Starbucks* | 23,370 | 725 |
| Total Retail-Restaurants | | 943 |
| **Retail-Sporting Goods — 0.1%** | | |
| Dick's Sporting Goods* | 810 | 45 |
| Hibbet Sports* | 2,215 | 65 |
| Zumiez* | 1,050 | 41 |
| Total Retail-Sporting Goods | | 151 |
| **Retail-Video Rental — 0.0%** | | |
| Blockbuster, Cl A* | 8,275 | 51 |
| Total Retail-Video Rental | | 51 |
| **Retirement/Aged Care — 0.0%** | | |
| Sunrise Senior Living* | 600 | 23 |
| Total Retirement/Aged Care | | 23 |
| **Rubber-Tires — 0.1%** | | |
| Goodyear Tire & Rubber* | 2,759 | 92 |
| Total Rubber-Tires | | 92 |
| **S&L/Thrifts-Central US — 0.1%** | | |
| Citizens First Bancorp | 1,700 | 36 |
| Franklin Bank* | 2,600 | 41 |
| MAF Bancorp | 2,450 | 98 |
| Total S&L/Thrifts-Central US | | 175 |
| **S&L/Thrifts-Eastern US — 0.4%** | | |
| Brookline Bancorp | 6,560 | 78 |
| Clifton Savings Bancorp | 2,800 | 33 |
| Dime Community Bancshares | 5,350 | 71 |
| Flushing Financial | 4,400 | 68 |
| Investors Bancorp* | 5,500 | 79 |
| KNBT Bancorp | 3,700 | 55 |
| NewAlliance Bancshares | 5,200 | 81 |
| Partners Trust Financial Group | 1,500 | 17 |
| Provident New York Bancorp | 6,750 | 92 |
| Total S&L/Thrifts-Eastern US | | 574 |
| **S&L/Thrifts-Southern US — 0.0%** | | |
| Bankunited Financial, Cl A | 2,750 | 60 |
| Total S&L/Thrifts-Southern US | | 60 |
| **S&L/Thrifts-Western US — 0.4%** | | |
| PFF Bancorp | 2,700 | 76 |
| Provident Financial Holdings | 2,550 | 63 |
| Washington Federal | 10,325 | 245 |

| Description | Shares | Value (000) |
|---|---|---|
| **S&L/Thrifts-Western US — continued** | | |
| Washington Mutual | 5,276 | $ 221 |
| Total S&L/Thrifts-Western US | | 605 |
| **Satellite Telecom — 0.0%** | | |
| Loral Space & Communications* | 500 | 24 |
| Total Satellite Telecom | | 24 |
| **Schools — 0.2%** | | |
| Capella Education* | 1,945 | 68 |
| ITT Educational Services* | 1,820 | 177 |
| Learning Tree International* | 6,200 | 70 |
| Strayer Education | 685 | 85 |
| Total Schools | | 400 |
| **Semiconductor Components-Integrated Circuits — 0.7%** | | |
| ChipMOS TECHNOLOGIES* | 3,940 | 27 |
| Cirrus Logic* | 7,000 | 58 |
| Cypress Semiconductor* | 4,120 | 94 |
| Integrated Device Technology* | 5,050 | 76 |
| Maxim Integrated Products | 21,090 | 669 |
| Powertech Technology GDR | 21,200 | 159 |
| Total Semiconductor Components-Integrated Circuits | | 1,083 |
| **Semiconductor Equipment — 0.4%** | | |
| Applied Materials | 9,705 | 187 |
| Brooks Automation* | 4,050 | 71 |
| Cabot Microelectronics* | 1,620 | 52 |
| Mattson Technology* | 4,950 | 50 |
| Tessera Technologies* | 2,270 | 97 |
| Ultratech* | 3,780 | 52 |
| Varian Semiconductor Equipment* | 1,775 | 118 |
| Total Semiconductor Equipment | | 627 |
| **Specified Purpose Acquisition — 0.0%** | | |
| Marathon Acquisition* | 2,960 | 27 |
| Total Specified Purpose Acquisition | | 27 |
| **Steel Pipe & Tube — 0.1%** | | |
| Mueller Water Products, Cl A | 3,280 | 47 |
| TMK GDR* | 1,400 | 51 |
| TMK GDR 144A* | 2,000 | 73 |
| Total Steel Pipe & Tube | | 171 |
| **Steel-Producers — 0.1%** | | |
| Nucor | 1,900 | 121 |
| Olympic Steel | 1,000 | 33 |
| Total Steel-Producers | | 154 |
| **Steel-Specialty — 0.3%** | | |
| Allegheny Technologies | 4,401 | 482 |
| Total Steel-Specialty | | 482 |
| **Super-Regional Banks-US — 1.0%** | | |
| Bank of America | 10,651 | 542 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Super-Regional Banks-US — continued** | | |
| Capital One Financial | 8,494 | $ 631 |
| PNC Financial Services Group | 1,423 | 105 |
| Wells Fargo | 11,246 | 404 |
| Total Super-Regional Banks-US | | 1,682 |
| **Telecommunications Equipment — 0.2%** | | |
| CommScope* | 2,024 | 94 |
| Comtech Telecommunications* | 1,300 | 49 |
| Plantronics | 4,570 | 115 |
| Tollgrade Communications* | 6,020 | 72 |
| Total Telecommunications Equipment | | 330 |
| **Telecommunications Services — 0.6%** | | |
| Amdocs* | 6,245 | 229 |
| Cbeyond* | 2,614 | 91 |
| Embarq | 4,200 | 252 |
| Mastec* | 6,130 | 70 |
| Orascom Telecom Holding GDR | 1,400 | 97 |
| Orbcomm* | 3,750 | 43 |
| RCN* | 1,830 | 49 |
| Time Warner Telecom, Cl A* | 8,380 | 172 |
| Total Telecommunications Services | | 1,003 |
| **Telephone-Integrated — 0.9%** | | |
| AT&T | 22,716 | 879 |
| IDT, Cl B | 3,490 | 39 |
| General Communication, Cl A* | 4,400 | 63 |
| Verizon Communications | 16,267 | 621 |
| Total Telephone-Integrated | | 1,602 |
| **Television — 0.0%** | | |
| Sinclair Broadcast Group, Cl A | 1,915 | 31 |
| Total Television | | 31 |
| **Therapeutics — 0.7%** | | |
| Gilead Sciences* | 12,810 | 1,047 |
| Medicines* | 1,840 | 42 |
| Theravance* | 2,055 | 68 |
| Warner Chilcott, Cl A* | 1,640 | 28 |
| Total Therapeutics | | 1,185 |
| **Tobacco — 1.0%** | | |
| Altria Group | 8,922 | 615 |
| Imperial Tobacco Group ADR | 8,101 | 708 |
| UST | 6,456 | 366 |
| Total Tobacco | | 1,689 |
| **Tools-Hand Held — 0.3%** | | |
| Stanley Works | 7,556 | 440 |
| Total Tools-Hand Held | | 440 |
| **Transactional Software — 0.1%** | | |
| Innerworkings* | 5,362 | 66 |
| VeriFone Holdings* | 1,790 | 63 |
| Total Transactional Software | | 129 |
| **Transport-Equipment & Leasing — 0.1%** | | |
| GATX | 1,040 | 51 |
| Genesis Lease ADR | 1,960 | 53 |

| Description | Shares | Value (000) |
|---|---|---|
| **Transport-Equipment & Leasing — continued** | | |
| Greenbrier | 760 | $ 17 |
| Total Transport-Equipment & Leasing | | 121 |
| **Transport-Rail — 0.6%** | | |
| Burlington Northern Santa Fe | 4,511 | 395 |
| Canadian Pacific Railway | 4,400 | 280 |
| CSX | 6,100 | 263 |
| Total Transport-Rail | | 938 |
| **Transport-Services — 0.1%** | | |
| FedEx | 378 | 40 |
| Ryder System | 1,161 | 61 |
| UTI Worldwide | 2,300 | 54 |
| Total Transport-Services | | 155 |
| **Transport-Truck — 0.1%** | | |
| Forward Air | 1,700 | 52 |
| Heartland Express | 3,950 | 68 |
| Knight Transportation | 2,800 | 55 |
| Landstar Systems | 900 | 43 |
| Total Transport-Truck | | 218 |
| **Veterinary Diagnostics — 0.0%** | | |
| VCA Antech* | 1,270 | 50 |
| Total Veterinary Diagnostics | | 50 |
| **Vitamins & Nutrition Products — 0.1%** | | |
| Herbalife | 2,670 | 107 |
| Total Vitamins & Nutrition Products | | 107 |
| **Water — 0.1%** | | |
| California Water Service Group | 1,650 | 64 |
| Consolidated Water | 3,050 | 79 |
| Total Water | | 143 |
| **Web Hosting/Design — 0.1%** | | |
| Equinix* | 1,655 | 138 |
| Total Web Hosting/Design | | 138 |
| **Web Portals/ISP — 1.0%** | | |
| Gigamedia* | 11,699 | 165 |
| Google, Cl A* | 1,794 | 846 |
| Trizetto Group* | 3,300 | 64 |
| Yahoo!* | 18,190 | 510 |
| Total Web Portals/ISP | | 1,585 |
| **Wireless Equipment — 1.3%** | | |
| American Tower, Cl A* | 27,065 | 1,028 |
| Nokia ADR | 15,836 | 400 |
| Novatel Wireless* | 1,560 | 28 |
| Qualcomm | 13,360 | 585 |
| RF Micro Devices* | 6,800 | 43 |
| Total Wireless Equipment | | 2,084 |
| **Wound, Burn & Skin Care — 0.0%** | | |
| Obagi Medical Products* | 2,987 | 37 |
| Total Wound, Burn & Skin Care | | 37 |

SCHEDULE OF INVESTMENTS

# Old Mutual Asset Allocation Growth Portfolio

## April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **X-Ray Equipment — 0.1%** | | |
| Hologic* | 1,580 | $ 90 |
| Total X-Ray Equipment | | 90 |
| Total Common Stock (Cost $104,475) | | 118,745 |
| **FOREIGN COMMON STOCK — 23.9%** | | |
| **Australia — 1.2%** | | |
| BHP Billiton | 35,954 | 878 |
| BlueScope Steel | 340 | 3 |
| Centennial Coal | 8,233 | 20 |
| Coles Group | 1,147 | 16 |
| Commander Communications | 3,400 | 6 |
| Leighton Holdings | 11,660 | 335 |
| Perilya | 5,984 | 21 |
| QBE Insurance Group | 4,108 | 104 |
| Rio Tinto | 1,493 | 102 |
| Sally Malay Mining* | 6,151 | 27 |
| Santos | 3,846 | 36 |
| Straits Resources | 5,607 | 18 |
| Tattersall's | 91,029 | 388 |
| Telstra | 6,848 | 26 |
| Zinifex | 2,204 | 30 |
| Total Australia | | 2,010 |
| **Austria — 0.3%** | | |
| Andritz | 300 | 77 |
| Austrian Airlines* | 4,083 | 63 |
| Voestalpine* | 4,262 | 286 |
| Total Austria | | 426 |
| **Belgium — 1.0%** | | |
| Belgacom | 3,536 | 155 |
| Delhaize Group* | 2,311 | 222 |
| Dexia | 1,429 | 47 |
| Euronav | 40 | 1 |
| Fortis | 25,042 | 1,126 |
| KBC Groep | 735 | 97 |
| Total Belgium | | 1,648 |
| **Brazil — 0.2%** | | |
| Gafisa | 11,200 | 158 |
| Localiza Rent A Car | 6,600 | 67 |
| Porto Seguro | 3,400 | 117 |
| Total Brazil | | 342 |
| **Canada — 0.6%** | | |
| Canadian Imperial Bank of Commerce | 3,400 | 299 |
| IPSCO | 500 | 74 |
| Jean Coutu Group, Cl A | 1,600 | 22 |
| Lundin Mining* | 3,900 | 48 |
| Methanex | 1,900 | 45 |
| Petro-Canada | 200 | 9 |
| Sherritt International | 3,700 | 49 |
| Talisman Energy | 22,000 | 418 |
| Total Canada | | 964 |

| Description | Shares | Value (000) |
|---|---|---|
| **China — 0.0%** | | |
| Sino Techfibre | 24,000 | $ 23 |
| Total China | | 23 |
| **Denmark — 0.1%** | | |
| Jyske Bank* | 800 | 64 |
| Nordern* | 82 | 94 |
| Topdanmark* | 300 | 59 |
| Total Denmark | | 217 |
| **Finland — 0.4%** | | |
| Metso | 3,469 | 190 |
| Outokumpu | 13,272 | 441 |
| Rautaruukki | 600 | 32 |
| Total Finland | | 663 |
| **France — 2.4%** | | |
| BNP Paribas | 11,587 | 1,344 |
| Bouygues | 5,801 | 462 |
| Business Objects* | 50 | 2 |
| Cap Gemini | 5,095 | 385 |
| CNP Assurances | 1,154 | 147 |
| Societe Generale | 6,407 | 1,358 |
| Total | 3,909 | 288 |
| Total France | | 3,986 |
| **Germany — 2.5%** | | |
| Allianz SE | 2,825 | 643 |
| Bayerische Motoren Werke* | 2,453 | 151 |
| Deutsche Bank | 61 | 9 |
| Deutsche Lufthansa | 13,560 | 405 |
| E.ON | 5,081 | 760 |
| MAN | 6,297 | 836 |
| Salzgitter | 3,242 | 533 |
| ThyssenKrupp | 14,346 | 766 |
| Total Germany | | 4,103 |
| **Hong Kong — 0.3%** | | |
| China Everbright International | 359,000 | 97 |
| China Resources Enterprise | 38,000 | 128 |
| CNOOC | 98,000 | 84 |
| Kingdee International Software Group | 128,000 | 100 |
| Lee & Man Paper Manufacturing | 24,000 | 67 |
| Orient Overseas International | 11,000 | 93 |
| RC Group Holdings | 6,260 | 14 |
| Vtech Holdings | 6,155 | 46 |
| Total Hong Kong | | 629 |
| **Indonesia — 0.3%** | | |
| Astra International | 118,000 | 185 |
| Bank Niaga | 959,000 | 88 |
| Bank Rakyat Indonesia | 160,000 | 92 |
| Ciputra Development* | 882,000 | 93 |
| Ramayana Lestari Sentosa | 1,101,000 | 96 |
| Total Indonesia | | 554 |
| **Italy — 1.0%** | | |
| Enel | 38,656 | 439 |
| ENI | 28,918 | 959 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Italy— continued** | | |
| Fiat* | 9,391 | $ 276 |
| Total Italy | | 1,674 |
| **Japan — 4.2%** | | |
| ABILIT | 5,000 | 25 |
| Alpine Electronics | 3,200 | 53 |
| Aozora Bank | 30,000 | 108 |
| Asahi Pretec | 700 | 18 |
| Brother Industries | 13,000 | 177 |
| Canon | 9,600 | 539 |
| Central Japan Railway | 63 | 694 |
| Cosmos Initia | 2,000 | 13 |
| Eisai | 300 | 14 |
| Eizo Nanao | 100 | 3 |
| Fields | 20 | 29 |
| Fuji Heavy Industries | 12,000 | 59 |
| Fujikura | 14,000 | 90 |
| Fujitsu General* | 4,000 | 9 |
| Haseko* | 19,500 | 65 |
| Hitachi Zosen* | 66,500 | 119 |
| Hudson Soft* | 1,500 | 24 |
| JFE Holdings | 8,700 | 478 |
| JFE Shoji Holdings | 10,000 | 55 |
| KDDI | 36 | 283 |
| Kobayashi Pharmaceutical | 900 | 34 |
| Kyoei Steel | 900 | 25 |
| Leopalace21 | 4,300 | 141 |
| Mandom | 500 | 13 |
| Mitsubishi Chemical Holdings | 18,500 | 149 |
| Mitsubishi UFJ Lease & Finance | 1,900 | 81 |
| Mori Seiki | 3,300 | 87 |
| Morinaga Milk Industry | 4,000 | 18 |
| Nikon | 19,000 | 436 |
| Nippon Mining Holdings | 20,000 | 161 |
| Nippon Steel | 3,600 | 23 |
| Nissan Shatai | 3,000 | 15 |
| Nisshin Oillio Group | 3,000 | 18 |
| NTT Data | 65 | 319 |
| Pacific Management | 55 | 110 |
| Santen Pharmaceutical | 425 | 12 |
| SBI Holdings | 352 | 113 |
| Seiko | 2,000 | 12 |
| Seiko Epson | 3,600 | 109 |
| Shinsei Bank | 27,000 | 116 |
| Shinsho | 3,000 | 9 |
| Shinwa Kaiun Kaisha | 4,000 | 24 |
| Sumco | 20,100 | 874 |
| Sumikin Bussan | 3,000 | 12 |
| Sumitomo Metal Mining | 9,000 | 167 |
| Suzuki Motor | 10,800 | 307 |
| Tokyo Leasing | 1,100 | 16 |
| Tokyo Tekko | 3,000 | 22 |
| Toyota Auto Body | 900 | 16 |
| Toyota Boshoku | 10,100 | 233 |
| Yamaha Motor | 6,000 | 158 |
| Yamato Kogyo | 4,200 | 138 |
| Yamazen | 2,000 | 14 |
| Total Japan | | 6,837 |
| **Malaysia — 0.2%** | | |
| Genting | 36,800 | 91 |
| SP Setia | 45,000 | 108 |

| Description | Shares | Value (000) |
|---|---|---|
| **Malaysia — continued** | | |
| WCT Engineering | 46,000 | $ 91 |
| Total Malaysia | | 290 |
| **Mexico — 0.1%** | | |
| GEO SA de CV, Ser B* | 26,200 | 144 |
| Total Mexico | | 144 |
| **Netherlands — 2.1%** | | |
| Aegon | 704 | 14 |
| Arcelor Mittal | 1,555 | 83 |
| ING Groep | 18,394 | 838 |
| Royal Dutch Shell, Cl A | 45,146 | 1,568 |
| Royal KPN | 56,712 | 963 |
| Total Netherlands | | 3,466 |
| **New Zealand — 0.2%** | | |
| Air New Zealand | 127,093 | 265 |
| Total New Zealand | | 265 |
| **Norway — 0.2%** | | |
| Aker | 860 | 53 |
| Cermaq* | 1,900 | 33 |
| Tandberg | 9,300 | 197 |
| Total Norway | | 283 |
| **Philippines — 0.3%** | | |
| Ayala | 14,800 | 186 |
| Bank of the Philippine Islands* | 31,000 | 42 |
| Jollibee Foods | 92,000 | 96 |
| Union Bank of Philippines* (B) | 28,900 | 39 |
| Universal Robina | 308,000 | 103 |
| Total Philippines | | 466 |
| **Portugal — 0.0%** | | |
| Energias de Portugal | 3,700 | 20 |
| Total Portugal | | 20 |
| **Russia — 0.2%** | | |
| NovaTek | 2,500 | 129 |
| Sberbank | 41 | 160 |
| Unified Energy System | 78,000 | 101 |
| Total Russia | | 390 |
| **Singapore — 0.4%** | | |
| Midas Holdings | 75,000 | 98 |
| Neptune Orient Lines | 19,000 | 45 |
| SembCorp Industries | 17,000 | 54 |
| Singapore Airlines | 19,000 | 226 |
| Singapore Exchange | 24,000 | 115 |
| Singapore Telecommunications | 29,450 | 64 |
| Total Singapore | | 602 |
| **South Africa — 0.3%** | | |
| MTN Group | 8,250 | 121 |
| Standard Bank Group | 11,550 | 181 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **South Africa — continued** | | |
| Truworths International | 32,700 | $ 182 |
| Total South Africa | | 484 |
| **South Korea — 0.4%** | | |
| Daegu Bank | 7,000 | 115 |
| Hyundai Motor | 2,000 | 126 |
| Lotte Shopping | 440 | 165 |
| Osstem Implant* | 1,800 | 86 |
| Samsung Techwin | 2,890 | 114 |
| SSCP* | 4,400 | 124 |
| Total South Korea | | 730 |
| **Spain — 0.6%** | | |
| Acerinox | 712 | 17 |
| Banco Bilbao Vizcaya Argentaria | 40,796 | 975 |
| Telefonica | 1,508 | 34 |
| Total Spain | | 1,026 |
| **Sweden — 0.6%** | | |
| Electrolux, Cl B* | 7,943 | 206 |
| Skandinaviska Enskilda Banken | 13,200 | 484 |
| Volvo, Cl B | 14,650 | 288 |
| Total Sweden | | 978 |
| **Switzerland — 0.7%** | | |
| Forbo Holding* | 58 | 30 |
| Swatch Group | 427 | 122 |
| Zurich Financial Services | 3,363 | 976 |
| Total Switzerland | | 1,128 |
| **Thailand — 0.2%** | | |
| CP Seven Eleven | 441,000 | 93 |
| Home Product Center | 654,000 | 101 |
| Kasikornbank | 69,000 | 133 |
| Total Thailand | | 327 |
| **United Kingdom — 2.9%** | | |
| Antofagasta | 44,560 | 472 |
| Ashtead | 15,545 | 48 |
| AstraZeneca | 8,394 | 457 |
| Aviva | 1,242 | 20 |
| Barclays | 14,959 | 216 |
| BG Group | 8,828 | 127 |
| BHP Billiton | 1,296 | 29 |
| British Airways* | 70,790 | 712 |
| British American Tobacco | 1,922 | 60 |
| BT Group | 162,850 | 1,024 |
| CSR* | 5,612 | 85 |
| easyJet* | 8,297 | 117 |
| HBOS | 8,912 | 191 |
| Inchcape | 10,896 | 123 |
| International Power | 2,348 | 21 |
| Kazakhmys | 4,833 | 109 |
| Kelda Group | 1,200 | 22 |
| Michael Page International | 24,404 | 279 |
| National Express | 800 | 19 |
| NETeller* (B) | 4,431 | 9 |
| Next | 1,416 | 66 |

| Description | Shares | Value (000) |
|---|---|---|
| **United Kingdom — continued** | | |
| Northgate Info Solutions | 7,621 | $ 13 |
| Royal Bank of Scotland Group | 10,119 | 387 |
| Royal Dutch Shell, Cl B | 2,384 | 84 |
| Sportingbet | 5,491 | 7 |
| SVG Capital | 1,479 | 27 |
| Tesco | 258 | 3 |
| Total United Kingdom | | 4,727 |
| Total Foreign Common Stock | | |
| (Cost $33,439) | | 39,402 |
| **FOREIGN PREFERRED STOCK — 0.2%** | | |
| **Germany — 0.2%** | | |
| Porsche* | 255 | 428 |
| Total Germany | | 428 |
| Total Foreign Preferred Stock | | |
| (Cost $288) | | 428 |
| **INVESTMENT COMPANY — 0.5%** | | |
| **Index Fund-Midcap — 0.0%** | | |
| iShares Russell Midcap Value Index Fund | 400 | 63 |
| Total Index Fund-Midcap | | 63 |
| **Index Fund-Small Cap — 0.5%** | | |
| iShares Russell 2000 Growth Index Fund | 535 | 44 |
| iShares S&P Small Cap 600 Value Income Index | 8,700 | 680 |
| Total Index Fund-Small Cap | | 724 |
| Total Investment Company | | |
| (Cost $768) | | 787 |
| **CASH EQUIVALENT — 2.2%** | | |
| Evergreen Select Money Market Fund, Institutional Class, 5.210% (A) | 3,576,008 | 3,576 |
| Total Cash Equivalent | | |
| (Cost $3,576) | | 3,576 |
| **WARRANTS — 0.5%** | | |
| Amorepacific 144A, expires 6/16/09* | 13,900 | 96 |
| Asian Paints 144A, expires 6/15/09* | 7,200 | 142 |
| IVRCL Infrastructures & Projects 144A, expires 11/17/08* | 13,700 | 107 |
| Nicholas Piramal India 144A, expires 10/26/09* | 21,600 | 136 |
| Suzlon Energy Limited 144A, expires 6/4/07* | 3,700 | 107 |
| TXC 144A, expires 1/27/12* | 63,500 | 114 |

## Old Mutual Asset Allocation Growth Portfolio
April 30, 2007 (Unaudited)

| Description | | Value (000) |
|---|---|---|
| **WARRANTS — CONTINUED** | | |
| Union Bank of India 144A, expires, 05/18/09* | 42,000 | $ 87 |
| Total Warrants (Cost $717) | | 789 |
| Total Investments — 99.4% † (Cost $143,263) | | 163,727 |
| Other Assets and Liabilities, Net — 0.6% | | 1,001 |
| Total Net Assets — 100.0% | | $ 164,728 |

\* Non-income producing security.

144A — Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration normally to qualified institutions. On April 30, 2007, the value of these securities amounted to $1,381 (000), representing 0.8% of the net assets of the Fund.

(A) — Rate reported on the Schedule of Investments represents the 7-day effective yield as of April 30, 2007.

(B) — Security fair valued using methods determined in good faith according to procedures adopted by the Fair Valuation Committee of the Board of Trustees. On April 30, 2007, the total value of these securities was $48 (000), representing 0.0% of net assets.

(C) — Security purchased on a when-issued basis.

ADR — American Depositary Receipt
B2B — Business to Business
Cl — Class
GDR — Global Depositary Receipt
HMO — Health Maintenance Organization
ISP — Internet Service Provider
R&D — Research and Development
REITs — Real Estate Investment Trusts
S&L — Savings and Loan
Ser — Series
Cost figures are shown with "000's" omitted.
Amounts designated as "—" are either $0 or have been rounded to $0.

† At April 30, 2007, the tax basis cost of the Fund's investments was $143,262,583 and the unrealized appreciation and depreciation were $22,104,956 and $(1,640,628), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Moderate Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **COMMON STOCK — 60.4%** | | |
| **Advanced Materials/Products — 0.0%** | | |
| Hexcel* | 3,250 | $ 71 |
| Total Advanced Materials/Products | | 71 |
| **Advertising Services — 0.1%** | | |
| Getty Images* | 490 | 25 |
| inVentiv Health* | 2,150 | 82 |
| Total Advertising Services | | 107 |
| **Aerospace/Defense — 1.3%** | | |
| Aerovironment* | 1,760 | 38 |
| Boeing | 12,493 | 1,162 |
| Empresa Brasileira de Aeronautica ADR | 3,400 | 159 |
| General Dynamics | 9,265 | 727 |
| Rockwell Collins | 11,675 | 767 |
| Teledyne Technologies* | 2,490 | 110 |
| Total Aerospace/Defense | | 2,963 |
| **Aerospace/Defense-Equipment — 0.4%** | | |
| Alliant Techsystems* | 4,250 | 396 |
| BE Aerospace* | 9,380 | 344 |
| DRS Technologies | 3,070 | 154 |
| Goodrich | 1,605 | 91 |
| Total Aerospace/Defense-Equipment | | 985 |
| **Agricultural Chemicals — 0.6%** | | |
| Agrium | 6,100 | 236 |
| CF Industries Holdings | 1,700 | 68 |
| Monsanto | 17,305 | 1,021 |
| Total Agricultural Chemicals | | 1,325 |
| **Agricultural Operations — 0.2%** | | |
| Archer-Daniels-Midland | 9,120 | 353 |
| Tejon Ranch* | 1,910 | 95 |
| Total Agricultural Operations | | 448 |
| **Airlines — 0.2%** | | |
| AMR* | 8,100 | 211 |
| Delta Airlines* (D) | 850 | 18 |
| Republic Airways Holdings* | 1,110 | 24 |
| UAL* | 1,800 | 60 |
| US Airways Group* | 1,170 | 43 |
| Total Airlines | | 356 |
| **Apparel Manufacturers — 0.0%** | | |
| Carter's* | 2,500 | 65 |
| Total Apparel Manufacturers | | 65 |
| **Applications Software — 0.5%** | | |
| American Reprographics* | 1,640 | 55 |
| Citrix Systems* | 2,575 | 84 |
| Intuit* | 2,510 | 71 |
| Microsoft | 26,720 | 800 |
| Nuance Communications* | 2,185 | 34 |
| Satyam Computer Services ADR | 5,840 | 145 |
| Total Applications Software | | 1,189 |

| Description | Shares | Value (000) |
|---|---|---|
| **Auction House/Art Dealer — 0.0%** | | |
| Sotheby's | 820 | $ 42 |
| Total Auction House/Art Dealer | | 42 |
| **Audio/Video Products — 0.1%** | | |
| DTS* | 1,225 | 27 |
| Harman International | 2,180 | 266 |
| Total Audio/Video Products | | 293 |
| **Auto-Cars/Light Trucks — 0.0%** | | |
| General Motors | 1,300 | 41 |
| Total Auto-Cars/Light Trucks | | 41 |
| **Auto-Medium & Heavy Duty Trucks — 0.0%** | | |
| Force Protection* | 3,090 | 67 |
| Total Auto-Medium & Heavy Duty Trucks | | 67 |
| **Auto/Truck Parts & Equipment-Original — 0.0%** | | |
| Amerigon* | 4,893 | 63 |
| Total Auto/Truck Parts & Equipment-Original | | 63 |
| **B2B/E-Commerce — 0.0%** | | |
| webMethods* | 5,750 | 52 |
| Total B2B/E-Commerce | | 52 |
| **Batteries/Battery Systems — 0.0%** | | |
| Energy Conversion Devices* | 940 | 33 |
| Total Batteries/Battery Systems | | 33 |
| **Beverages-Non-Alcoholic — 0.1%** | | |
| Coca-Cola | 5,290 | 276 |
| Total Beverages-Non-Alcoholic | | 276 |
| **Brewery — 0.3%** | | |
| CIA Cervecerias Unidas ADR | 5,000 | 174 |
| Grupo Modelo, ADR | 2,000 | 103 |
| Molson Coors Brewing, Cl B | 4,800 | 453 |
| Total Brewery | | 730 |
| **Broadcast Services/Programming — 0.1%** | | |
| Clear Channel Communications | 143 | 5 |
| Grupo Televisa ADR | 5,500 | 154 |
| Nexstar Broadcasting Group, Cl A* | 1,450 | 18 |
| Total Broadcast Services/Programming | | 177 |
| **Building & Construction Products-Miscellaneous — 0.0%** | | |
| NCI Building Systems* | 1,150 | 57 |
| Total Building & Construction Products-Miscellaneous | | 57 |
| **Building & Construction-Miscellaneous — 0.0%** | | |
| Insituform Technologies, Cl A* | 2,100 | 43 |
| Total Building & Construction-Miscellaneous | | 43 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Moderate Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Building Products-Air & Heating — 0.0%** | | |
| AAON | 2,550 | $ 63 |
| Total Building Products-Air & Heating | | 63 |
| **Building Products-Cement/Aggregate — 0.1%** | | |
| Martin Marietta Materials | 1,240 | 181 |
| Total Building Products-Cement/Aggregate | | 181 |
| **Building Products-Light Fixtures — 0.1%** | | |
| Genlyte Group* | 3,550 | 277 |
| Total Building Products-Light Fixtures | | 277 |
| **Building-Heavy Construction — 0.2%** | | |
| Washington Group International* | 5,000 | 335 |
| Total Building-Heavy Construction | | 335 |
| **Building-Mobile Home/Manufactured Housing — 0.0%** | | |
| Williams Scotsman International* | 2,150 | 47 |
| Total Building-Mobile Home/Manufactured Housing | | 47 |
| **Building-Residential/Commercial — 0.1%** | | |
| DR Horton | 3,590 | 80 |
| Lennar, Cl A | 1,750 | 75 |
| Pulte Homes | 2,980 | 80 |
| Total Building-Residential/Commercial | | 235 |
| **Cable TV — 0.3%** | | |
| Comcast, Cl A* | 7,565 | 200 |
| Directv Group* | 15,787 | 376 |
| Mediacom Communications, Cl A* | 2,055 | 18 |
| Total Cable TV | | 594 |
| **Casino Hotels — 0.3%** | | |
| Harrah's Entertainment | 38 | 3 |
| MGM Mirage* | 8,455 | 569 |
| Total Casino Hotels | | 572 |
| **Casino Services — 0.2%** | | |
| International Game Technology | 13,470 | 514 |
| Total Casino Services | | 514 |
| **Cellular Telecommunications — 1.1%** | | |
| America Movil, Ser L ADR | 2,700 | 142 |
| MetroPCS Communications* | 10,685 | 300 |
| Millicom International Cellular* | 2,330 | 189 |
| NII Holdings* | 21,745 | 1,669 |
| Turkcell Iletisim Hizmet ADR | 10,418 | 147 |
| Total Cellular Telecommunications | | 2,447 |
| **Chemicals-Diversified — 0.3%** | | |
| E.I. du Pont de Nemours | 10,850 | 533 |
| Lyondell Chemical | 980 | 31 |
| Olin | 2,435 | 42 |
| Total Chemicals-Diversified | | 606 |

| Description | Shares | Value (000) |
|---|---|---|
| **Chemicals-Specialty — 0.3%** | | |
| Hercules* | 4,744 | $ 89 |
| Lubrizol | 6,700 | 402 |
| Terra Industries* | 7,100 | 125 |
| Total Chemicals-Specialty | | 616 |
| **Circuit Boards — 0.0%** | | |
| Park Electrochemical | 1,440 | 40 |
| Total Circuit Boards | | 40 |
| **Coal — 0.3%** | | |
| Alpha Natural Resources* | 2,900 | 50 |
| Arch Coal | 1,490 | 54 |
| Consol Energy | 7,300 | 305 |
| Massey Energy | 4,110 | 111 |
| Peabody Energy | 1,765 | 85 |
| Total Coal | | 605 |
| **Commercial Banks Non-US — 0.2%** | | |
| Banco Bradesco ADR* | 10,600 | 225 |
| Kazkommertsbank GDR* | 5,300 | 111 |
| Total Commercial Banks Non-US | | 336 |
| **Commercial Banks-Central US — 0.2%** | | |
| Bank Mutual | 9,100 | 107 |
| First Busey | 2,600 | 52 |
| Heartland Financial USA | 2,000 | 51 |
| Irwin Financial | 7,510 | 121 |
| MB Financial | 3,150 | 106 |
| Oak Hill Financial | 1,300 | 30 |
| Old Second Bancorp | 2,400 | 70 |
| Total Commercial Banks-Central US | | 537 |
| **Commercial Banks-Eastern US — 0.1%** | | |
| Independent Bank | 2,200 | 65 |
| Signature Bank* | 2,255 | 71 |
| Yardville National Bancorp | 2,250 | 78 |
| Total Commercial Banks-Eastern US | | 214 |
| **Commercial Banks-Southern US — 0.2%** | | |
| Colonial BancGroup | 16,850 | 405 |
| Total Commercial Banks-Southern US | | 405 |
| **Commercial Banks-Western US — 0.2%** | | |
| AmericanWest Bancorp | 2,700 | 54 |
| Centennial Bank Holdings* | 11,850 | 104 |
| Community Bancorp* | 970 | 30 |
| Glacier Bancorp | 2,350 | 50 |
| ITLA Capital | 1,700 | 87 |
| Silver State Bancorp* | 1,900 | 45 |
| Sterling Financial | 2,650 | 78 |
| SVB Financial Group* | 2,160 | 111 |
| Total Commercial Banks-Western US | | 559 |
| **Commercial Services — 0.3%** | | |
| Arbitron | 2,370 | 117 |
| ChoicePoint* | 2,470 | 94 |
| eTelecare Global Solutions ADR* | 5,800 | 85 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Moderate Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Commercial Services — continued** | | |
| ExlService Holdings* | 1,644 | $ 34 |
| PeopleSupport* | 409 | 5 |
| PHH* | 3,010 | 92 |
| Steiner Leisure* | 1,200 | 58 |
| TeleTech Holdings* | 1,615 | 61 |
| Total Commercial Services | | 546 |
| **Commercial Services-Finance — 0.1%** | | |
| Western Union | 10,933 | 230 |
| Wright Express* | 3,075 | 97 |
| Total Commercial Services-Finance | | 327 |
| **Communications Software — 0.1%** | | |
| Avid Technology* | 3,550 | 118 |
| Total Communications Software | | 118 |
| **Computer Aided Design — 0.0%** | | |
| Parametric Technology* | 3,400 | 60 |
| Total Computer Aided Design | | 60 |
| **Computer Services — 0.7%** | | |
| Ceridian* | 11,400 | 385 |
| Cognizant Technology Solutions, Cl A* | 11,550 | 1,033 |
| Perot Systems, Cl A* | 8,790 | 157 |
| Syntel | 1,185 | 41 |
| Total Computer Services | | 1,616 |
| **Computer Software — 0.0%** | | |
| Double-Take Software* | 3,560 | 60 |
| Total Computer Software | | 60 |
| **Computers — 1.4%** | | |
| Apple* | 13,025 | 1,300 |
| Dell* | 4,830 | 122 |
| Hewlett-Packard | 27,133 | 1,143 |
| International Business Machines | 4,747 | 485 |
| Total Computers | | 3,050 |
| **Computers-Integrated Systems — 0.3%** | | |
| Brocade Communication Systems* | 58,880 | 575 |
| Kronos* | 350 | 19 |
| Riverbed Technology* | 2,030 | 65 |
| Total Computers-Integrated Systems | | 659 |
| **Computers-Memory Devices — 0.2%** | | |
| EMC* | 19,140 | 290 |
| Network Appliance* | 3,510 | 131 |
| Smart Modular Technologies* | 2,480 | 33 |
| Xyratex* | 2,000 | 45 |
| Total Computers-Memory Devices | | 499 |
| **Consulting Services — 0.2%** | | |
| Advisory Board* | 1,498 | 71 |
| FTI Consulting* | 2,100 | 77 |
| Huron Consulting Group* | 665 | 41 |

| Description | Shares | Value (000) |
|---|---|---|
| **Consulting Services — continued** | | |
| LECG* | 4,930 | $ 72 |
| Maximus | 2,370 | 83 |
| Total Consulting Services | | 344 |
| **Consumer Products-Miscellaneous — 0.0%** | | |
| Clorox | 1,274 | 85 |
| Total Consumer Products-Miscellaneous | | 85 |
| **Containers-Metal/Glass — 0.2%** | | |
| Owens-Illinois* | 13,400 | 403 |
| Total Containers-Metal/Glass | | 403 |
| **Containers-Paper/Plastic — 0.2%** | | |
| Sealed Air | 11,400 | 375 |
| Total Containers-Paper/Plastic | | 375 |
| **Cruise Lines — 0.2%** | | |
| Carnival | 7,314 | 358 |
| Total Cruise Lines | | 358 |
| **Data Processing/Management — 0.2%** | | |
| Acxiom | 4,020 | 91 |
| Automatic Data Processing | 5,360 | 240 |
| Commvault Systems* | 2,585 | 44 |
| Fair Isaac | 2,290 | 82 |
| First Data | 257 | 8 |
| Total Data Processing/Management | | 465 |
| **Dental Supplies & Equipment — 0.1%** | | |
| Patterson* | 1,050 | 38 |
| Sirona Dental Systems | 1,900 | 63 |
| Total Dental Supplies & Equipment | | 101 |
| **Diagnostic Equipment — 0.0%** | | |
| Gen-Probe* | 1,315 | 67 |
| Total Diagnostic Equipment | | 67 |
| **Diagnostic Kits — 0.1%** | | |
| Inverness Medical Innovations* | 2,500 | 100 |
| Quidel* | 5,284 | 74 |
| Total Diagnostic Kits | | 174 |
| **Dialysis Centers — 0.1%** | | |
| DaVita* | 815 | 44 |
| Dialysis Corp of America* | 8,470 | 99 |
| Total Dialysis Centers | | 143 |
| **Direct Marketing — 0.0%** | | |
| Value Vision International* | 6,380 | 72 |
| Total Direct Marketing | | 72 |
| **Disposable Medical Products — 0.1%** | | |
| C.R. Bard | 1,685 | 140 |
| Total Disposable Medical Products | | 140 |
| **Distribution/Wholesale — 0.1%** | | |
| Bell Microproducts* | 7,540 | 51 |

## Old Mutual Asset Allocation Moderate Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Distribution/Wholesale — continued** | | |
| Fastenal | 1,600 | $ 66 |
| Owens & Minor | 2,300 | 81 |
| Total Distribution/Wholesale | | 198 |
| **Diversified Manufacturing Operations — 1.5%** | | |
| 3M | 6,920 | 573 |
| Dover | 6,500 | 313 |
| ESCO Technologies* | 1,400 | 64 |
| General Electric | 22,860 | 843 |
| Griffon* | 2,600 | 62 |
| Honeywell International | 7,497 | 406 |
| Illinois Tool Works | 9,108 | 467 |
| Tyco International | 14,685 | 479 |
| Total Diversified Manufacturing Operations | | 3,207 |
| **Diversified Minerals — 0.1%** | | |
| Cia Vale do Rio Doce ADR | 4,100 | 167 |
| Oglebay Norton* | 2,000 | 50 |
| Total Diversified Minerals | | 217 |
| **Diversified Operations — 0.0%** | | |
| Resource America, Cl A | 2,950 | 65 |
| Walter Industries | 2,130 | 63 |
| Total Diversified Operations | | 128 |
| **E-Commerce/Products — 0.1%** | | |
| Amazon.com* | 47 | 3 |
| Blue Nile* | 970 | 46 |
| Submarino GDR 144A | 1,600 | 116 |
| Total E-Commerce/Products | | 165 |
| **E-Commerce/Services — 0.0%** | | |
| Expedia* | 3,466 | 82 |
| Total E-Commerce/Services | | 82 |
| **E-Services/Consulting — 0.0%** | | |
| Perficient* | 1,489 | 32 |
| Total E-Services/Consulting | | 32 |
| **Educational Software — 0.1%** | | |
| Blackboard* | 3,150 | 108 |
| Total Educational Software | | 108 |
| **Electric Products-Miscellaneous — 0.1%** | | |
| Emerson Electric | 6,242 | 293 |
| Total Electric Products-Miscellaneous | | 293 |
| **Electric-Generation — 0.1%** | | |
| AES* | 13,034 | 287 |
| Total Electric-Generation | | 287 |
| **Electric-Integrated — 1.4%** | | |
| Alliant Energy | 9,200 | 403 |
| Centerpoint Energy | 29,400 | 554 |
| Dominion Resources | 3,800 | 346 |
| DTE Energy | 9,800 | 496 |
| Duke Energy | 12,859 | 264 |

| Description | Shares | Value (000) |
|---|---|---|
| **Electric-Integrated — continued** | | |
| Entergy | 5,271 | $ 596 |
| Otter Tail | 1,700 | 58 |
| Pike Electric* | 2,700 | 55 |
| PPL | 11,100 | 484 |
| TXU | 193 | 13 |
| Total Electric-Integrated | | 3,269 |
| **Electronic Components-Miscellaneous — 0.2%** | | |
| AU Optronics ADR | 5,800 | 92 |
| Celestica* | 24,800 | 168 |
| Flextronics International* | 5,965 | 66 |
| Hon Hai Precision Industry GDR 144A | 12,750 | 170 |
| Jabil Circuit | 1,140 | 27 |
| Total Electronic Components-Miscellaneous | | 523 |
| **Electronic Components-Semiconductors — 1.1%** | | |
| Actel* | 2,500 | 36 |
| DSP Group* | 14,960 | 276 |
| Ikanos Communications* | 10,700 | 83 |
| International Rectifier* | 740 | 26 |
| MEMC Electronic Materials* | 2,900 | 159 |
| Microsemi* | 3,100 | 72 |
| Netlogic Microsystems* | 1,330 | 41 |
| Nvidia* | 24,652 | 811 |
| PMC-Sierra* | 8,430 | 65 |
| QLogic* | 10,570 | 189 |
| Samsung Electronics GDR 144A | 980 | 299 |
| Semtech* | 4,825 | 69 |
| Silicon Laboratories* | 2,490 | 82 |
| Sirf Technology Holdings* | 860 | 21 |
| Xilinx | 4,575 | 135 |
| Zoran* | 5,000 | 99 |
| Total Electronic Components-Semiconductors | | 2,463 |
| **Electronic Design Automation — 0.1%** | | |
| Comtech Group* | 3,485 | 62 |
| Synplicity* | 21,040 | 139 |
| Total Electronic Design Automation | | 201 |
| **Electronic Forms — 0.4%** | | |
| Adobe Systems* | 18,630 | 774 |
| Total Electronic Forms | | 774 |
| **Electronic Measuring Instruments — 0.2%** | | |
| Agilent Technologies* | 10,300 | 354 |
| Itron* | 1,170 | 79 |
| Total Electronic Measuring Instruments | | 433 |
| **Electronic Parts Distribution — 0.1%** | | |
| Arrow Electronics* | 7,500 | 296 |
| Total Electronic Parts Distribution | | 296 |
| **Electronics-Military — 0.1%** | | |
| EDO | 3,490 | 96 |
| L-3 Communications Holdings | 2,400 | 216 |
| Total Electronics-Military | | 312 |

# Old Mutual Asset Allocation Moderate Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Energy-Alternate Sources — 0.1%** | | |
| Covanta Holding* | 12,500 | $ 307 |
| Total Energy-Alternate Sources | | 307 |
| **Engineering/R&D Services — 0.1%** | | |
| Fluor | 1,825 | 174 |
| Shaw Group* | 2,550 | 83 |
| Total Engineering/R&D Services | | 257 |
| **Enterprise Software/Services — 0.7%** | | |
| BMC Software* | 7,600 | 246 |
| Concur Technologies* | 3,408 | 61 |
| Lawson Software* | 18,425 | 164 |
| Open Text* | 4,650 | 107 |
| Oracle* | 31,650 | 595 |
| Sybase* | 13,600 | 329 |
| Ultimate Software Group* | 2,150 | 59 |
| Total Enterprise Software/Services | | 1,561 |
| **Entertainment Software — 0.1%** | | |
| Activision* | 9,436 | 189 |
| Electronic Arts* | 630 | 32 |
| THQ* | 2,255 | 75 |
| Total Entertainment Software | | 296 |
| **Environmental Consulting & Engineering — 0.0%** | | |
| Tetra Tech* | 2,500 | 52 |
| Total Environmental Consulting & Engineering | | 52 |
| **Fiduciary Banks — 0.4%** | | |
| Bank of New York | 10,715 | 434 |
| Mellon Financial | 118 | 5 |
| Northern Trust | 7,000 | 440 |
| Total Fiduciary Banks | | 879 |
| **Filtration/Separation Products — 0.2%** | | |
| Clarcor | 3,450 | 109 |
| Pall | 7,600 | 319 |
| Total Filtration/Separation Products | | 428 |
| **Finance-Commercial — 0.0%** | | |
| NewStar Financial* | 1,300 | 21 |
| Total Finance-Commercial | | 21 |
| **Finance-Consumer Loans — 0.4%** | | |
| Encore Capital Group* | 10,900 | 130 |
| First Marblehead | 2,160 | 78 |
| Nelnet, Cl A | 2,040 | 55 |
| Portfolio Recovery Associates | 1,325 | 74 |
| SLM | 10,129 | 545 |
| Total Finance-Consumer Loans | | 882 |
| **Finance-Credit Card — 0.1%** | | |
| American Express | 1,800 | 109 |
| Compucredit* | 630 | 23 |
| Total Finance-Credit Card | | 132 |

| Description | Shares | Value (000) |
|---|---|---|
| **Finance-Investment Banker/Broker — 1.2%** | | |
| Citigroup | 13,921 | $ 746 |
| Greenhill | 1,055 | 67 |
| JPMorgan Chase | 14,738 | 768 |
| Lazard, Cl A | 15,450 | 837 |
| Lehman Brothers Holdings | 1,966 | 148 |
| Morgan Stanley | 1,479 | 124 |
| Optionsxpress Holdings | 3,400 | 84 |
| Total Finance-Investment Banker/Broker | | 2,774 |
| **Finance-Other Services — 0.2%** | | |
| Asset Acceptance Capital* | 15,060 | 277 |
| GFI Group* | 710 | 49 |
| Nasdaq Stock Market* | 6,435 | 210 |
| Total Finance-Other Services | | 536 |
| **Financial Guarantee Insurance — 0.2%** | | |
| AMBAC Financial Group | 1,915 | 176 |
| MGIC Investment | 3,711 | 228 |
| Total Financial Guarantee Insurance | | 404 |
| **Food-Dairy Products — 0.2%** | | |
| Dean Foods | 6,450 | 235 |
| Wimm-Bill-Dann Foods ADR | 1,600 | 129 |
| Total Food-Dairy Products | | 364 |
| **Food-Meat Products — 0.0%** | | |
| Tyson Foods, Cl A | 3,600 | 75 |
| Total Food-Meat Products | | 75 |
| **Food-Miscellaneous/Diversified — 0.2%** | | |
| ConAgra Foods | 3,314 | 81 |
| Kraft Foods, Cl A | 7,656 | 256 |
| Sunopta* | 3,645 | 47 |
| Unilever | 2,840 | 87 |
| Total Food-Miscellaneous/Diversified | | 471 |
| **Food-Retail — 0.1%** | | |
| Great Atlantic & Pacific Tea | 2,650 | 85 |
| Kroger | 5,932 | 175 |
| Total Food-Retail | | 260 |
| **Food-Wholesale/Distribution — 0.1%** | | |
| Sysco | 5,100 | 167 |
| United Natural Foods* | 2,490 | 78 |
| Total Food-Wholesale/Distribution | | 245 |
| **Forestry — 0.2%** | | |
| Plum Creek Timber | 8,600 | 341 |
| Total Forestry | | 341 |
| **Gambling (Non-Hotel) — 0.0%** | | |
| Pinnacle Entertainment* | 3,324 | 93 |
| Total Gambling (Non-Hotel) | | 93 |
| **Gas-Distribution — 0.0%** | | |
| WGL Holdings | 1,120 | 38 |
| Total Gas-Distribution | | 38 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Moderate Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Gold Mining — 0.1%** | | |
| Randgold Resources ADR | 6,670 | $ 160 |
| Total Gold Mining | | 160 |
| **Golf — 0.0%** | | |
| Callaway Golf | 2,670 | 48 |
| Total Golf | | 48 |
| **Hazardous Waste Disposal — 0.1%** | | |
| Stericycle* | 2,410 | 210 |
| Total Hazardous Waste Disposal | | 210 |
| **Health Care Cost Containment — 0.2%** | | |
| Hooper Holmes* | 10,810 | 48 |
| McKesson | 7,298 | 429 |
| Total Health Care Cost Containment | | 477 |
| **Hotels & Motels — 0.2%** | | |
| InterContinental Hotels ADR | 1,390 | 34 |
| Lodgian* | 4,610 | 64 |
| Marriott International, Cl A | 3,375 | 152 |
| Starwood Hotels & Resorts Worldwide | 2,204 | 148 |
| Wyndham Worldwide* | 1,160 | 40 |
| Total Hotels & Motels | | 438 |
| **Human Resources — 0.5%** | | |
| Hewitt Associates, Cl A* | 16,280 | 484 |
| Hudson Highland Group* | 5,630 | 92 |
| Kenexa* | 2,449 | 76 |
| Manpower | 4,400 | 353 |
| Monster Worldwide* | 3,200 | 135 |
| Total Human Resources | | 1,140 |
| **Import/Export — 0.0%** | | |
| Castle Brands* | 2,862 | 18 |
| Total Import/Export | | 18 |
| **Independent Power Producer — 0.1%** | | |
| Calpine* | 4,900 | 18 |
| Mirant* | 710 | 32 |
| Reliant Energy* | 3,120 | 69 |
| Total Independent Power Producer | | 119 |
| **Industrial Audio & Video Products — 0.0%** | | |
| SRS Labs* | 2,360 | 31 |
| Total Industrial Audio & Video Products | | 31 |
| **Industrial Automation/Robot — 0.0%** | | |
| Cognex | 1,820 | 39 |
| Intermec* | 3,200 | 71 |
| Total Industrial Automation/Robot | | 110 |
| **Industrial Gases — 0.5%** | | |
| Air Products & Chemicals | 745 | 57 |
| Praxair | 16,320 | 1,053 |
| Total Industrial Gases | | 1,110 |

| Description | Shares | Value (000) |
|---|---|---|
| **Instruments-Controls — 0.1%** | | |
| Watts Water Technologies, Cl A | 2,550 | $ 103 |
| Total Instruments-Controls | | 103 |
| **Instruments-Scientific — 0.2%** | | |
| PerkinElmer | 19,800 | 479 |
| Total Instruments-Scientific | | 479 |
| **Insurance Brokers — 0.1%** | | |
| AON | 10 | — |
| Marsh & McLennan | 6,380 | 203 |
| Total Insurance Brokers | | 203 |
| **Internet Application Software — 0.1%** | | |
| Cryptologic | 3,060 | 92 |
| DealerTrack Holdings* | 3,191 | 106 |
| Vocus* | 1,699 | 38 |
| Total Internet Application Software | | 236 |
| **Internet Connective Services — 0.0%** | | |
| Cogent Communications Group* | 3,050 | 78 |
| Total Internet Connective Services | | 78 |
| **Internet Financial Services — 0.0%** | | |
| Lightbridge* | 3,090 | 55 |
| Online Resources* | 5,775 | 64 |
| Total Internet Financial Services | | 119 |
| **Internet Infrastructure Software — 0.1%** | | |
| F5 Networks* | 1,785 | 137 |
| Openwave Systems* | 1,900 | 14 |
| Opsware* | 4,975 | 40 |
| Total Internet Infrastructure Software | | 191 |
| **Internet Security — 0.2%** | | |
| Checkfree* | 1,960 | 66 |
| Ipass* | 5,880 | 31 |
| Symantec* | 19,700 | 347 |
| Total Internet Security | | 444 |
| **Investment Management/Advisory Services — 0.4%** | | |
| Affiliated Managers Group* | 1,140 | 134 |
| Franklin Resources | 3,465 | 455 |
| Legg Mason | 2,285 | 227 |
| Total Investment Management/Advisory Services | | 816 |
| **Lasers-Systems/Components — 0.1%** | | |
| Newport* | 3,600 | 56 |
| Electro Scientific Industries* | 7,820 | 161 |
| Total Lasers-Systems/Components | | 217 |
| **Life/Health Insurance — 0.3%** | | |
| Cigna | 3,700 | 576 |
| Total Life/Health Insurance | | 576 |
| **Linen Supply & Related Items — 0.0%** | | |
| Cintas | 1,330 | 50 |
| Total Linen Supply & Related Items | | 50 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Moderate Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Machine Tools & Related Products — 0.2%** | | |
| Kennametal | 7,100 | $ 501 |
| Total Machine Tools & Related Products | | 501 |
| **Machinery-Construction & Mining — 0.5%** | | |
| Caterpillar | 9,505 | 690 |
| Terex* | 5,577 | 434 |
| Total Machinery-Construction & Mining | | 1,124 |
| **Machinery-Electrical — 0.0%** | | |
| Franklin Electric | 1,900 | 81 |
| Total Machinery-Electrical | | 81 |
| **Machinery-General Industry — 0.1%** | | |
| Gardner Denver* | 1,158 | 44 |
| Manitowoc | 1,860 | 127 |
| Wabtec | 3,495 | 130 |
| Total Machinery-General Industry | | 301 |
| **Machinery-Print Trade — 0.0%** | | |
| Zebra Technologies, Cl A* | 745 | 30 |
| Total Machinery-Print Trade | | 30 |
| **Medical Imaging Systems — 0.0%** | | |
| Vital Images* | 980 | 30 |
| Total Medical Imaging Systems | | 30 |
| **Medical Information Systems — 0.4%** | | |
| Allscripts Healthcare Solutions* | 2,515 | 66 |
| Cerner* | 12,435 | 662 |
| IMS Health | 2,615 | 77 |
| Total Medical Information Systems | | 805 |
| **Medical Instruments — 0.6%** | | |
| Abaxis* | 838 | 19 |
| Cambridge Heart* | 12,210 | 40 |
| Conceptus* | 4,350 | 90 |
| Medtronic | 15,040 | 796 |
| Micrus Endovascular* | 808 | 18 |
| Natus Medical* | 7,230 | 129 |
| St. Jude Medical* | 1,400 | 60 |
| Symmetry Medical* | 9,030 | 153 |
| Total Medical Instruments | | 1,305 |
| **Medical Labs & Testing Services — 0.2%** | | |
| Covance* | 1,060 | 64 |
| Laboratory Corp of America Holdings* | 3,700 | 292 |
| Total Medical Labs & Testing Services | | 356 |
| **Medical Products — 0.4%** | | |
| Baxter International | 8,025 | 454 |
| Haemonetics* | 850 | 41 |
| Henry Schein* | 4,930 | 257 |
| PSS World Medical* | 4,300 | 86 |
| Syneron Medical* | 2,920 | 74 |

| Description | Shares | Value (000) |
|---|---|---|
| **Medical Products — continued** | | |
| Vital Signs | 1,050 | $ 60 |
| Total Medical Products | | 972 |
| **Medical-Biomedical/Genetic — 0.9%** | | |
| Barrier Therapeutics* | 20,870 | 144 |
| Cambrex | 3,690 | 89 |
| Celgene* | 4,330 | 265 |
| Genzyme* | 13,525 | 883 |
| Integra Lifesciences* | 1,800 | 82 |
| Invitrogen* | 1,370 | 90 |
| Keryx Biopharmaceuticals* | 4,550 | 46 |
| Lifecell* | 2,880 | 85 |
| Martek Biosciences* | 3,970 | 86 |
| Orchid Cellmark* | 5,990 | 40 |
| PDL BioPharma* | 6,830 | 173 |
| Total Medical-Biomedical/Genetic | | 1,983 |
| **Medical-Drugs — 2.6%** | | |
| Allergan | 5,395 | 654 |
| Angiotech Pharmaceuticals* | 23,730 | 129 |
| Aspreva Pharmaceuticals* | 3,560 | 81 |
| Axcan Pharma* | 7,030 | 122 |
| Bristol-Myers Squibb | 14,742 | 426 |
| Cephalon* | 8,570 | 682 |
| Dr Reddy's Lab ADR | 7,000 | 120 |
| Indevus Pharmaceuticals* | 3,760 | 27 |
| Medicis Pharmaceutical, Cl A | 1,130 | 34 |
| Pfizer | 57,108 | 1,511 |
| Santarus* | 8,875 | 68 |
| Schering-Plough | 34,205 | 1,085 |
| Valeant Pharmaceuticals | 6,360 | 115 |
| Wyeth | 11,556 | 641 |
| Total Medical-Drugs | | 5,695 |
| **Medical-Generic Drugs — 0.1%** | | |
| Perrigo | 5,825 | 111 |
| Teva Pharmaceutical Industries ADR | 2,800 | 107 |
| Total Medical-Generic Drugs | | 218 |
| **Medical-HMO — 0.3%** | | |
| WellPoint* | 7,111 | 562 |
| Total Medical-HMO | | 562 |
| **Medical-Hospitals — 0.2%** | | |
| Universal Health Services, Cl B | 6,200 | 376 |
| Total Medical-Hospitals | | 376 |
| **Medical-Nursing Homes — 0.0%** | | |
| Assisted Living Concepts, Cl A* | 3,500 | 43 |
| Total Medical-Nursing Homes | | 43 |
| **Medical-Outpatient/Home Medical — 0.1%** | | |
| Lincare Holdings* | 2,600 | 102 |
| Radiation Therapy Services* | 4,822 | 142 |
| Total Medical-Outpatient/Home Medical | | 244 |
| **Medical-Wholesale Drug Distributors — 0.4%** | | |
| AmerisourceBergen | 6,955 | 348 |

## Old Mutual Asset Allocation Moderate Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Medical-Wholesale Drug Distributors — continued** | | |
| Cardinal Health | 6,050 | $ 423 |
| Total Medical-Wholesale Drug Distributors | | 771 |
| **Metal Processors & Fabricators — 0.4%** | | |
| Commercial Metals | 13,200 | 443 |
| Haynes International* | 1,610 | 125 |
| Ladish* | 3,385 | 138 |
| Precision Castparts | 2,190 | 228 |
| Total Metal Processors & Fabricators | | 934 |
| **Metal Products-Distributors — 0.0%** | | |
| AM Castle | 2,500 | 85 |
| Total Metal Products-Distributors | | 85 |
| **Metal-Aluminum — 0.1%** | | |
| Alcoa | 3,380 | 120 |
| Total Metal-Aluminum | | 120 |
| **Metal-Diversified — 0.1%** | | |
| Freeport-McMoRan Copper & Gold | 4,155 | 279 |
| Total Metal-Diversified | | 279 |
| **Miscellaneous Manufacturing — 0.0%** | | |
| Aptargroup | 640 | 47 |
| Total Miscellaneous Manufacturing | | 47 |
| **Multi-Line Insurance — 1.6%** | | |
| ACE | 2,569 | 153 |
| Allstate | 6,786 | 423 |
| American International Group | 6,400 | 447 |
| Cincinnati Financial | 9,700 | 439 |
| Hartford Financial Services Group | 3,090 | 313 |
| Loews | 9,321 | 441 |
| Metlife | 6,552 | 430 |
| XL Capital, Cl A | 9,304 | 726 |
| Total Multi-Line Insurance | | 3,372 |
| **Multimedia — 0.1%** | | |
| Entravision Communications, Cl A* | 4,925 | 48 |
| Gemstar-TV Guide International* | 21,480 | 95 |
| Walt Disney | 75 | 3 |
| Total Multimedia | | 146 |
| **Networking Products — 0.2%** | | |
| Anixter International* | 1,050 | 75 |
| Atheros Communications* | 1,370 | 37 |
| Cisco Systems* | 10,420 | 278 |
| Foundry Networks* | 2,635 | 40 |
| Switch and Data Facilities* | 3,095 | 57 |
| Total Networking Products | | 487 |
| **Non-Ferrous Metals — 0.3%** | | |
| Cameco | 15,070 | 703 |

| Description | Shares | Value (000) |
|---|---|---|
| **Non-Ferrous Metals — continued** | | |
| USEC* | 2,340 | $ 47 |
| Total Non-Ferrous Metals | | 750 |
| **Non-Hazardous Waste Disposal — 0.3%** | | |
| Allied Waste Industries* | 32,020 | 428 |
| Waste Management | 4,940 | 185 |
| Total Non-Hazardous Waste Disposal | | 613 |
| **Office Automation & Equipment — 0.0%** | | |
| Pitney Bowes | 1,810 | 87 |
| Total Office Automation & Equipment | | 87 |
| **Office Supplies & Forms — 0.2%** | | |
| Avery Dennison | 6,400 | 398 |
| Total Office Supplies & Forms | | 398 |
| **Oil & Gas Drilling — 0.2%** | | |
| Atlas America* | 1,800 | 108 |
| Diamond Offshore Drilling | 1,155 | 99 |
| Patterson-UTI Energy | 3,325 | 81 |
| Pride International* | 2,045 | 67 |
| Rowan | 1,145 | 42 |
| Todco* | 1,500 | 68 |
| Total Oil & Gas Drilling | | 465 |
| **Oil Companies-Exploration & Production — 1.0%** | | |
| Arena Resources* | 900 | 42 |
| ATP Oil & Gas* | 1,395 | 61 |
| Cabot Oil & Gas | 2,000 | 73 |
| Denbury Resources* | 1,900 | 63 |
| Forest Oil* | 1,800 | 63 |
| Goodrich Petroleum* | 1,900 | 67 |
| Mariner Energy* | 1,770 | 40 |
| Murphy Oil | 1,600 | 89 |
| Newfield Exploration* | 7,100 | 311 |
| Novatek GDR | 2,900 | 149 |
| Parallel Petroleum* | 2,120 | 49 |
| Petrohawk Energy* | 3,000 | 43 |
| Southwestern Energy* | 20,330 | 854 |
| Stone Energy* | 3,110 | 92 |
| Ultra Petroleum* | 2,240 | 127 |
| Total Oil Companies-Exploration & Production | | 2,123 |
| **Oil Companies-Integrated — 1.4%** | | |
| BP ADR | 2,774 | 187 |
| Chevron | 2,061 | 160 |
| ConocoPhillips | 7,612 | 528 |
| Exxon Mobil | 9,699 | 770 |
| Hess | 6,100 | 346 |
| LUKOIL ADR | 1,400 | 112 |
| Marathon Oil | 1,714 | 174 |
| Occidental Petroleum | 10,624 | 539 |
| Petroleo Brasileiro ADR | 3,300 | 334 |
| Total Oil Companies-Integrated | | 3,150 |
| **Oil Field Machinery & Equipment — 0.2%** | | |
| Dresser-Rand Group* | 3,275 | 104 |
| Grant Prideco* | 2,185 | 113 |
| Metretek Technologies* | 2,325 | 29 |
| National Oilwell Varco* | 2,715 | 230 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Moderate Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Oil Field Machinery & Equipment — continued** | | |
| T-3 Energy Services* | 1,060 | $ 27 |
| Total Oil Field Machinery & Equipment | | 503 |
| **Oil Refining & Marketing — 0.2%** | | |
| Tesoro | 3,500 | 424 |
| Total Oil Refining & Marketing | | 424 |
| **Oil-Field Services — 0.6%** | | |
| Hanover Compressor* | 2,590 | 56 |
| Helix Energy Solutions* | 10,000 | 383 |
| Hercules Offshore* | 2,000 | 63 |
| Key Energy Services* | 6,300 | 117 |
| North American Energy Partners* | 2,500 | 53 |
| Oceaneering International* | 1,600 | 76 |
| SEACOR Holdings* | 900 | 86 |
| Superior Energy Services* | 2,900 | 105 |
| Tetra Technologies* | 2,750 | 73 |
| W-H Energy Services* | 3,875 | 210 |
| Total Oil-Field Services | | 1,222 |
| **Paper & Related Products — 0.3%** | | |
| Abitibi-Consolidated | 90,820 | 239 |
| Bowater | 4,010 | 88 |
| Domtar* | 25,100 | 245 |
| MeadWestvaco | 2,040 | 68 |
| Neenah Paper | 1,920 | 73 |
| Smurfit-Stone Container* | 3,640 | 44 |
| Total Paper & Related Products | | 757 |
| **Pharmacy Services — 0.3%** | | |
| Medco Health Solutions* | 1,686 | 131 |
| Omnicare | 16,640 | 552 |
| Total Pharmacy Services | | 683 |
| **Physical Practice Management — 0.1%** | | |
| Pediatrix Medical Group* | 5,300 | 302 |
| Total Physical Practice Management | | 302 |
| **Physical Therapy/Rehabilitation Centers — 0.1%** | | |
| Psychiatric Solutions* | 4,605 | 161 |
| Total Physical Therapy/Rehabilitation Centers | | 161 |
| **Pipelines — 0.6%** | | |
| El Paso | 21,510 | 323 |
| National Fuel Gas | 8,850 | 416 |
| Questar | 3,950 | 384 |
| Spectra Energy | 6,529 | 170 |
| Total Pipelines | | 1,293 |
| **Platinum — 0.0%** | | |
| Stillwater Mining* | 3,320 | 51 |
| Total Platinum | | 51 |
| **Power Conversion/Supply Equipment — 0.1%** | | |
| Delta Electronics GDR | 8,925 | 140 |
| Total Power Conversion/Supply Equipment | | 140 |

| Description | Shares | Value (000) |
|---|---|---|
| **Printing-Commercial — 0.2%** | | |
| RR Donnelley & Sons | 11,452 | $ 460 |
| Total Printing-Commercial | | 460 |
| **Private Corrections — 0.0%** | | |
| The Geo Group* | 600 | 31 |
| Total Private Corrections | | 31 |
| **Property/Casualty Insurance — 0.8%** | | |
| Arch Capital Group* | 6,700 | 488 |
| Safeco | 7,800 | 520 |
| Travelers | 5,558 | 301 |
| WR Berkley | 11,850 | 385 |
| Total Property/Casualty Insurance | | 1,694 |
| **Publishing-Books — 0.1%** | | |
| Courier | 2,000 | 80 |
| Scholastic* | 1,955 | 60 |
| Total Publishing-Books | | 140 |
| **Publishing-Newspapers — 0.1%** | | |
| Dow Jones | 1,000 | 36 |
| Gannett | 3,312 | 189 |
| Total Publishing-Newspapers | | 225 |
| **Publishing-Periodicals — 0.1%** | | |
| Playboy Enterprises, Cl B* | 10,630 | 104 |
| Total Publishing-Periodicals | | 104 |
| **Quarrying — 0.2%** | | |
| Vulcan Materials | 3,300 | 408 |
| Total Quarrying | | 408 |
| **Radio — 0.1%** | | |
| Radio One, Cl D* | 14,110 | 100 |
| Total Radio | | 100 |
| **Real Estate Management/Services — 0.2%** | | |
| CB Richard Ellis Group, Cl A* | 11,520 | 390 |
| Total Real Estate Management/Services | | 390 |
| **Real Estate Operation/Development — 0.1%** | | |
| Brookfield Properties | 5,287 | 217 |
| Total Real Estate Operation/Development | | 217 |
| **Reinsurance — 1.0%** | | |
| Allied World Assurance Holdings | 2,130 | 94 |
| Aspen Insurance Holdings | 9,510 | 252 |
| Axis Capital Holdings | 1,780 | 66 |
| Berkshire Hathaway, Cl B* | 85 | 308 |
| Endurance Specialty Holdings | 3,700 | 139 |
| Everest Re Group | 680 | 69 |
| Montpelier Re Holdings | 13,380 | 244 |
| PartnerRe | 6,950 | 501 |
| Platinum Underwriters Holdings | 4,450 | 152 |
| RenaissanceRe Holdings | 8,200 | 444 |
| Total Reinsurance | | 2,269 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Moderate Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **REITs-Apartments — 0.7%** | | |
| Apartment Investment & Management, Cl A | 5,000 | $ 276 |
| Archstone-Smith Trust | 6,657 | 347 |
| AvalonBay Communities | 2,565 | 314 |
| BRE Properties | 1,846 | 111 |
| Equity Residential | 6,740 | 313 |
| GMH Communities Trust | 5,489 | 55 |
| UDR | 5,447 | 164 |
| Total REITs-Apartments | | 1,580 |
| **REITs-Diversified — 0.3%** | | |
| Colonial Properties Trust | 2,479 | 123 |
| Digital Realty Trust | 3,968 | 160 |
| PS Business Parks | 1,297 | 89 |
| Vornado Realty Trust | 3,840 | 456 |
| Total REITs-Diversified | | 828 |
| **REITs-Hotels — 0.3%** | | |
| Ashford Hospitality Trust | 4,695 | 56 |
| DiamondRock Hospitality | 8,364 | 153 |
| Host Hotels & Resorts | 15,206 | 390 |
| Total REITs-Hotels | | 599 |
| **REITs-Manufactured Homes — 0.0%** | | |
| Equity Lifestyle Properties | 1,405 | 76 |
| Total REITs-Manufactured Homes | | 76 |
| **REITs-Office Property — 0.6%** | | |
| Alexandria Real Estate Equities | 1,677 | 177 |
| American Financial Realty Trust | 6,860 | 73 |
| Boston Properties | 5,288 | 622 |
| Corporate Office Properties Trust | 3,325 | 157 |
| SL Green Realty | 1,833 | 258 |
| Total REITs-Office Property | | 1,287 |
| **REITs-Regional Malls — 0.8%** | | |
| CBL & Associates Properties | 6,700 | 305 |
| General Growth Properties | 5,250 | 335 |
| Macerich | 1,606 | 153 |
| Simon Property Group | 6,553 | 755 |
| Taubman Centers | 3,196 | 179 |
| Total REITs-Regional Malls | | 1,727 |
| **REITs-Shopping Centers — 0.4%** | | |
| Developers Diversified Realty | 2,893 | 188 |
| Federal Realty Investment Trust | 2,047 | 185 |
| Kimco Realty | 5,489 | 264 |
| Kite Realty Group Trust | 1,785 | 36 |
| Regency Centers | 3,120 | 257 |
| Total REITs-Shopping Centers | | 930 |
| **REITs-Storage — 0.2%** | | |
| Public Storage | 3,549 | 331 |
| Total REITs-Storage | | 331 |
| **REITs-Warehouse/Industrial — 0.2%** | | |
| AMB Property | 2,875 | 175 |

| Description | Shares | Value (000) |
|---|---|---|
| **REITs-Warehouse/Industrial — continued** | | |
| Prologis | 5,667 | $ 367 |
| Total REITs-Warehouse/Industrial | | 542 |
| **Rental Auto/Equipment — 0.1%** | | |
| Avis Budget Group* | 960 | 27 |
| H&E Equipment Services* | 3,600 | 85 |
| Total Rental Auto/Equipment | | 112 |
| **Retail-Apparel/Shoe — 0.7%** | | |
| Abercrombie & Fitch, Cl A | 7,700 | 629 |
| Aeropostale* | 6,765 | 278 |
| AnnTaylor Stores* | 1,800 | 69 |
| Bebe Stores | 3,600 | 63 |
| Childrens Place Retail Stores* | 1,200 | 64 |
| Footstar | 14,850 | 130 |
| Kenneth Cole Productions, Cl A | 4,250 | 108 |
| Men's Wearhouse | 7,300 | 316 |
| New York* | 4,200 | 59 |
| Total Retail-Apparel/Shoe | | 1,716 |
| **Retail-Automobile — 0.0%** | | |
| Group 1 Automotive | 1,690 | 69 |
| Total Retail-Automobile | | 69 |
| **Retail-Building Products — 0.3%** | | |
| Lowe's | 18,420 | 563 |
| Total Retail-Building Products | | 563 |
| **Retail-Computer Equipment — 0.1%** | | |
| GameStop, Cl A* | 8,030 | 266 |
| Total Retail-Computer Equipment | | 266 |
| **Retail-Discount — 0.1%** | | |
| Citi Trends* | 1,309 | 52 |
| Costco Wholesale | 357 | 19 |
| Dollar General | 7,997 | 171 |
| Wal-mart | 7 | — |
| Total Retail-Discount | | 242 |
| **Retail-Drug Store — 0.6%** | | |
| CVS | 32,347 | 1,172 |
| Rite Aid* | 41,000 | 252 |
| Total Retail-Drug Store | | 1,424 |
| **Retail-Jewelry — 0.0%** | | |
| Movado Group | 2,500 | 82 |
| Total Retail-Jewelry | | 82 |
| **Retail-Major Department Store — 0.4%** | | |
| JC Penney | 7,185 | 568 |
| Sears Holdings* | 2,017 | 385 |
| Total Retail-Major Department Store | | 953 |
| **Retail-Office Supplies — 0.0%** | | |
| Office Depot* | 1,060 | 35 |
| OfficeMax | 990 | 49 |
| Total Retail-Office Supplies | | 84 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Moderate Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Retail-Pet Food & Supplies — 0.1%** | | |
| Petsmart | 5,330 | $ 177 |
| Total Retail-Pet Food & Supplies | | 177 |
| **Retail-Propane Distribution — 0.1%** | | |
| Star Gas Partners* | 53,990 | 219 |
| Total Retail-Propane Distribution | | 219 |
| **Retail-Regional Department Store — 0.2%** | | |
| Dillard's, Cl A | 10,500 | 364 |
| Total Retail-Regional Department Store | | 364 |
| **Retail-Restaurants — 0.5%** | | |
| BJ's Restaurants* | 1,275 | 26 |
| Cheesecake Factory* | 2,350 | 65 |
| Chipotle Mexican Grill, Cl A* | 670 | 44 |
| Panera Bread, Cl A* | 3,260 | 182 |
| Starbucks* | 24,410 | 757 |
| Total Retail-Restaurants | | 1,074 |
| **Retail-Sporting Goods — 0.1%** | | |
| Dick's Sporting Goods* | 1,285 | 72 |
| Hibbet Sports* | 1,960 | 57 |
| Zumiez* | 945 | 37 |
| Total Retail-Sporting Goods | | 166 |
| **Retail-Video Rental — 0.0%** | | |
| Blockbuster, Cl A* | 12,590 | 78 |
| Total Retail-Video Rental | | 78 |
| **Retirement/Aged Care — 0.0%** | | |
| Sunrise Senior Living* | 1,240 | 47 |
| Total Retirement/Aged Care | | 47 |
| **Rubber-Tires — 0.1%** | | |
| Goodyear Tire & Rubber* | 2,945 | 98 |
| Total Rubber-Tires | | 98 |
| **S&L/Thrifts-Central US — 0.1%** | | |
| Citizens First Bancorp | 1,950 | 41 |
| Franklin Bank* | 3,000 | 47 |
| MAF Bancorp | 2,800 | 112 |
| Total S&L/Thrifts-Central US | | 200 |
| **S&L/Thrifts-Eastern US — 0.3%** | | |
| Brookline Bancorp | 8,900 | 106 |
| Clifton Savings Bancorp | 3,250 | 38 |
| Dime Community Bancshares | 6,200 | 83 |
| Flushing Financial | 5,100 | 79 |
| Investors Bancorp* | 6,400 | 92 |
| KNBT Bancorp | 4,250 | 64 |
| NewAlliance Bancshares | 6,050 | 94 |
| Partners Trust Financial Group | 1,800 | 20 |
| Provident New York Bancorp | 7,800 | 106 |
| Total S&L/Thrifts-Eastern US | | 682 |
| **S&L/Thrifts-Southern US — 0.0%** | | |
| Bankunited Financial, Cl A | 3,150 | 68 |
| Total S&L/Thrifts-Southern US | | 68 |

| Description | Shares | Value (000) |
|---|---|---|
| **S&L/Thrifts-Western US — 0.3%** | | |
| PFF Bancorp | 3,150 | $ 89 |
| Provident Financial Holdings | 2,950 | 72 |
| Washington Federal | 14,925 | 354 |
| Washington Mutual | 4,710 | 198 |
| Total S&L/Thrifts-Western US | | 713 |
| **Satellite Telecom — 0.0%** | | |
| Loral Space & Communications* | 760 | 36 |
| Total Satellite Telecom | | 36 |
| **Schools — 0.2%** | | |
| Capella Education* | 1,785 | 62 |
| ITT Educational Services* | 2,360 | 230 |
| Learning Tree International* | 9,450 | 106 |
| Strayer Education | 660 | 82 |
| Total Schools | | 480 |
| **Semiconductor Components-Integrated Circuits — 0.6%** | | |
| ChipMOS TECHNOLOGIES* | 6,020 | 42 |
| Cirrus Logic* | 7,400 | 61 |
| Cypress Semiconductor* | 5,200 | 119 |
| Integrated Device Technology* | 5,960 | 89 |
| Maxim Integrated Products | 24,130 | 765 |
| Powertech Technology GDR | 18,800 | 141 |
| Total Semiconductor Components-Integrated Circuits | | 1,217 |
| **Semiconductor Equipment — 0.3%** | | |
| Applied Materials | 11,017 | 212 |
| Brooks Automation* | 6,200 | 108 |
| Cabot Microelectronics* | 2,440 | 78 |
| Mattson Technology* | 5,300 | 54 |
| Tessera Technologies* | 2,130 | 91 |
| Ultratech* | 5,540 | 77 |
| Varian Semiconductor Equipment* | 1,660 | 110 |
| Total Semiconductor Equipment | | 730 |
| **Specified Purpose Acquisition — 0.0%** | | |
| Marathon Acquisition* | 4,490 | 41 |
| Total Specified Purpose Acquisition | | 41 |
| **Steel Pipe & Tube — 0.1%** | | |
| Mueller Water Products, Cl A | 5,000 | 72 |
| TMK GDR* | 1,100 | 40 |
| TMK GDR 144A* | 2,500 | 91 |
| Total Steel Pipe & Tube | | 203 |
| **Steel-Producers — 0.1%** | | |
| Nucor | 3,200 | 203 |
| Olympic Steel | 1,050 | 35 |
| Total Steel-Producers | | 238 |
| **Steel-Specialty — 0.3%** | | |
| Allegheny Technologies | 5,085 | 557 |
| Total Steel-Specialty | | 557 |
| **Super-Regional Banks-US — 0.7%** | | |
| Bank of America | 9,187 | 468 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Moderate Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Super-Regional Banks-US — continued** | | |
| Capital One Financial | 8,424 | $ 625 |
| PNC Financial Services Group | 1,226 | 91 |
| Wells Fargo | 9,836 | 353 |
| Total Super-Regional Banks-US | | 1,537 |
| **Telecommunications Equipment — 0.2%** | | |
| CommScope* | 1,929 | 90 |
| Comtech Telecommunications* | 1,400 | 53 |
| Plantronics | 7,635 | 192 |
| Tollgrade Communications* | 9,120 | 109 |
| Total Telecommunications Equipment | | 444 |
| **Telecommunications Services — 0.7%** | | |
| Amdocs* | 10,740 | 395 |
| Cbeyond* | 2,480 | 86 |
| Embarq | 6,300 | 378 |
| Mastec* | 9,240 | 106 |
| Orascom Telecom Holding GDR | 1,700 | 117 |
| Orbcomm* | 3,450 | 40 |
| RCN* | 2,790 | 75 |
| Time Warner Telecom, Cl A* | 12,200 | 250 |
| Total Telecommunications Services | | 1,447 |
| **Telephone-Integrated — 0.7%** | | |
| AT&T | 22,767 | 882 |
| IDT, Cl B | 5,290 | 58 |
| General Communication, Cl A* | 4,900 | 70 |
| Verizon Communications | 14,580 | 557 |
| Total Telephone-Integrated | | 1,567 |
| **Television — 0.0%** | | |
| Sinclair Broadcast Group, Cl A | 2,930 | 48 |
| Total Television | | 48 |
| **Therapeutics — 0.6%** | | |
| Gilead Sciences* | 13,400 | 1,095 |
| Medicines* | 3,810 | 87 |
| Theravance* | 1,850 | 61 |
| Warner Chilcott, Cl A* | 3,470 | 59 |
| Total Therapeutics | | 1,302 |
| **Tobacco — 0.7%** | | |
| Altria Group | 8,175 | 564 |
| Imperial Tobacco Group ADR | 6,993 | 611 |
| UST | 5,721 | 324 |
| Total Tobacco | | 1,499 |
| **Tools-Hand Held — 0.2%** | | |
| Stanley Works | 6,808 | 397 |
| Total Tools-Hand Held | | 397 |
| **Transactional Software — 0.1%** | | |
| Innerworkings* | 4,938 | 60 |
| VeriFone Holdings* | 1,640 | 58 |
| Total Transactional Software | | 118 |
| **Transport-Equipment & Leasing — 0.1%** | | |
| GATX | 1,750 | 86 |
| Genesis Lease ADR | 2,990 | 81 |

| Description | Shares | Value (000) |
|---|---|---|
| **Transport-Equipment & Leasing — continued** | | |
| Greenbrier | 1,150 | $ 26 |
| Total Transport-Equipment & Leasing | | 193 |
| **Transport-Rail — 0.5%** | | |
| Burlington Northern Santa Fe | 4,215 | 369 |
| Canadian Pacific Railway | 6,300 | 400 |
| CSX | 9,000 | 389 |
| Total Transport-Rail | | 1,158 |
| **Transport-Services — 0.1%** | | |
| FedEx | 413 | 43 |
| Ryder System | 1,343 | 71 |
| UTI Worldwide | 5,270 | 124 |
| Total Transport-Services | | 238 |
| **Transport-Truck — 0.1%** | | |
| Forward Air | 1,850 | 57 |
| Heartland Express | 4,550 | 78 |
| Knight Transportation | 3,000 | 59 |
| Landstar Systems | 1,000 | 48 |
| Total Transport-Truck | | 242 |
| **Veterinary Diagnostics — 0.1%** | | |
| VCA Antech* | 3,020 | 119 |
| Total Veterinary Diagnostics | | 119 |
| **Vitamins & Nutrition Products — 0.1%** | | |
| Herbalife | 3,805 | 153 |
| Total Vitamins & Nutrition Products | | 153 |
| **Water — 0.1%** | | |
| California Water Service Group | 1,800 | 70 |
| Consolidated Water | 3,100 | 80 |
| Total Water | | 150 |
| **Web Hosting/Design — 0.1%** | | |
| Equinix* | 2,410 | 201 |
| Total Web Hosting/Design | | 201 |
| **Web Portals/ISP — 0.7%** | | |
| Gigamedia* | 5,398 | 76 |
| Google, Cl A* | 1,875 | 884 |
| Trizetto Group* | 3,500 | 68 |
| Yahoo!* | 19,000 | 533 |
| Total Web Portals/ISP | | 1,561 |
| **Wireless Equipment — 1.0%** | | |
| American Tower, Cl A* | 31,325 | 1,190 |
| Nokia ADR | 13,758 | 348 |
| Novatel Wireless* | 1,475 | 27 |
| Qualcomm | 13,950 | 611 |
| RF Micro Devices* | 7,200 | 45 |
| Total Wireless Equipment | | 2,221 |
| **Wound, Burn & Skin Care — 0.0%** | | |
| Obagi Medical Products* | 2,761 | 35 |
| Total Wound, Burn & Skin Care | | 35 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Moderate Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **X-Ray Equipment — 0.0%** | | |
| Hologic* | 1,475 | $    86 |
| Total X-Ray Equipment | | 86 |
| Total Common Stock | | |
| (Cost $117,836) | | 134,547 |
| **FOREIGN COMMON STOCK — 19.3%** | | |
| **Australia — 1.3%** | | |
| BHP Billiton | 15,744 | 384 |
| Caltex Australia | 2,545 | 51 |
| Leighton Holdings | 22,486 | 647 |
| Oxiana | 41,852 | 105 |
| Perilya | 1,803 | 6 |
| QBE Insurance Group | 18,474 | 468 |
| Rio Tinto | 5,667 | 387 |
| Sally Malay Mining* | 13,039 | 58 |
| Santos | 41,901 | 388 |
| Seven Network | 2,749 | 26 |
| Tattersall's | 81,335 | 347 |
| Total Australia | | 2,867 |
| **Austria — 0.3%** | | |
| Andritz | 200 | 51 |
| Austrian Airlines* | 4,306 | 66 |
| Oesterreichische Post | 981 | 45 |
| Voestalpine | 8,148 | 547 |
| Total Austria | | 709 |
| **Belgium — 0.7%** | | |
| Belgacom | 200 | 9 |
| Colruyt | 113 | 27 |
| Fortis | 27,654 | 1,243 |
| KBC Groep | 2,422 | 320 |
| Total Belgium | | 1,599 |
| **Bermuda — 0.0%** | | |
| Catlin Group | 1,644 | 17 |
| Total Bermuda | | 17 |
| **Brazil — 0.2%** | | |
| Gafisa | 11,600 | 163 |
| Localiza Rent A Car | 7,500 | 77 |
| Porto Seguro | 3,800 | 130 |
| Total Brazil | | 370 |
| **Canada — 0.4%** | | |
| Canadian Imperial Bank of Commerce | 3,500 | 308 |
| Husky Energy | 500 | 38 |
| IPSCO | 200 | 30 |
| Jean Coutu, Cl A | 1,800 | 24 |
| LionOre Mining International* | 6,100 | 103 |
| Methanex | 3,200 | 76 |
| Rothmans | 1,800 | 35 |
| Sherritt International | 5,500 | 73 |
| Teck Cominco | 1,900 | 144 |
| Total Canada | | 831 |

| Description | Shares | Value (000) |
|---|---|---|
| **Denmark — 0.1%** | | |
| D/S Torm | 250 | $    17 |
| Sanistal | 660 | 141 |
| Topdanmark* | 325 | 64 |
| Total Denmark | | 222 |
| **Finland — 0.2%** | | |
| Metso | 900 | 49 |
| Outokumpu | 12,649 | 420 |
| Rautaruukki | 600 | 33 |
| Total Finland | | 502 |
| **France — 2.1%** | | |
| Air France-KLM | 6,398 | 326 |
| AXA | 1,000 | 46 |
| BNP Paribas | 12,959 | 1,503 |
| Bouygues | 1,924 | 153 |
| Cap Gemini | 7,426 | 562 |
| Societe Generale | 7,383 | 1,565 |
| Total | 3,707 | 273 |
| Vivendi | 5,101 | 210 |
| Total France | | 4,638 |
| **Germany — 2.0%** | | |
| Allianz SE | 1,721 | 391 |
| Beiersdorf | 1,905 | 137 |
| Deutsche Lufthansa | 31,327 | 936 |
| E.ON | 3,960 | 592 |
| MAN | 6,935 | 921 |
| Salzgitter | 4,606 | 757 |
| ThyssenKrupp | 13,120 | 701 |
| Total Germany | | 4,435 |
| **Greece — 0.0%** | | |
| Intracom Holdings* | 990 | 6 |
| Total Greece | | 6 |
| **Hong Kong — 0.3%** | | |
| China Everbright International | 375,000 | 101 |
| China Resources Enterprise | 48,000 | 162 |
| CNOOC | 112,000 | 96 |
| Hongkong & Shanghai Hotels | 39,500 | 60 |
| Kingdee International Software Group | 160,000 | 125 |
| Lee & Man Paper Manufacturing | 30,000 | 84 |
| Solomon Systech International | 43,616 | 6 |
| Television Broadcasts | 6,000 | 40 |
| Vtech Holdings | 4,326 | 33 |
| Total Hong Kong | | 707 |
| **Indonesia — 0.3%** | | |
| Astra International* | 109,000 | 171 |
| Bank Niaga | 980,000 | 89 |
| Bank Rakyat Indonesia | 199,000 | 114 |
| Ciputra Development* | 1,096,000 | 116 |
| Ramayana Lestari Sentosa | 1,286,000 | 112 |
| Total Indonesia | | 602 |
| **Italy — 1.3%** | | |
| Banco di Desio e della Brianza | 1,083 | 14 |
| Capitalia | 716 | 7 |
| Enel | 71,429 | 812 |

SCHEDULE OF INVESTMENTS

# Old Mutual Asset Allocation Moderate Growth Portfolio

## April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Italy — continued** | | |
| ENI | 42,734 | $ 1,417 |
| Fiat* | 26,027 | 764 |
| Total Italy | | 3,014 |
| **Japan — 3.3%** | | |
| ABILIT | 2,300 | 12 |
| Alpine Electronics | 4,500 | 74 |
| Brother Industries | 11,000 | 149 |
| Canon | 18,300 | 1,027 |
| Capcom | 1,000 | 15 |
| Central Japan Railway | 57 | 628 |
| Fuji Heavy Industries | 13,000 | 64 |
| Fujikura | 14,000 | 90 |
| Fujitsu Frontech* | 1,600 | 14 |
| Haseko* | 23,500 | 78 |
| Honda Motor | 700 | 24 |
| Hudson Soft* | 1,800 | 29 |
| IBJ Leasing | 1,600 | 35 |
| JFE Holdings | 8,600 | 473 |
| JFE Shoji Holdings | 12,000 | 66 |
| Kawasaki Kisen Kaisha | 75 | 1 |
| KDDI | 75 | 589 |
| Kobayashi Pharmaceutical | 1,800 | 67 |
| Kyoei Steel | 1,300 | 36 |
| Leopalace21 | 6,600 | 216 |
| Mandom | 4,000 | 102 |
| Marudai Food | 5,000 | 18 |
| Mitsubishi Chemical Holdings | 6,500 | 52 |
| Mitsubishi UFJ Lease & Finance | 1,700 | 73 |
| Mitsui OSK Lines | 600 | 8 |
| Mori Seiki | 2,000 | 53 |
| Nikon | 3,000 | 69 |
| Nippon Mining Holdings | 30,000 | 241 |
| Nippon Oil | 33,000 | 253 |
| Nippon Steel | 17,400 | 112 |
| Nissan Shatai | 20,000 | 101 |
| NTT Data | 89 | 437 |
| Pacific Management | 71 | 142 |
| Santen Pharmaceutical | 1,535 | 42 |
| SBI Holdings | 58 | 19 |
| Seiko | 3,000 | 18 |
| Shinsei Bank | 28,000 | 121 |
| Shinwa Kaiun Kaisha | 4,000 | 24 |
| Sumco | 17,900 | 778 |
| Sumikin Bussan | 3,000 | 12 |
| Sumitomo Metal Mining | 3,000 | 56 |
| Suzuki Motor | 12,800 | 364 |
| Taihei Kogyo | 6,000 | 35 |
| Tokyo Electron | 27 | 2 |
| Tokyo Tekko | 2,000 | 15 |
| Toyota Boshoku | 8,700 | 200 |
| Tsumura | 3,000 | 67 |
| Yamaha Motor | 6,100 | 161 |
| Yamato Kogyo | 2,300 | 75 |
| Yamazen | 2,000 | 14 |
| Total Japan | | 7,351 |
| **Malaysia — 0.2%** | | |
| Genting | 44,000 | 109 |
| SP Setia | 56,000 | 135 |
| WCT Engineering | 52,000 | 102 |
| Total Malaysia | | 346 |

| Description | Shares | Value (000) |
|---|---|---|
| **Mexico — 0.1%** | | |
| GEO SA de CV, Ser B* | 30,400 | $ 167 |
| Total Mexico | | 167 |
| **Netherlands — 1.8%** | | |
| Aegon | 18,251 | 377 |
| Heineken | 269 | 14 |
| ING Groep | 22,381 | 1,019 |
| Koninklijke Ahold* | 12,330 | 157 |
| Nutreco Holding | 117 | 9 |
| Royal Dutch Shell, Cl A | 48,936 | 1,699 |
| Royal KPN | 36,139 | 614 |
| Unilever | 696 | 21 |
| Total Netherlands | | 3,910 |
| **Norway — 0.1%** | | |
| Aker, Cl A | 1,460 | 91 |
| Cermaq | 1,400 | 24 |
| Tandberg | 3,400 | 72 |
| Total Norway | | 187 |
| **Philippines — 0.2%** | | |
| Ayala | 11,900 | 150 |
| Bank of the Philippine Islands* | 35,000 | 47 |
| Jollibee Foods | 110,000 | 114 |
| Union Bank of Philippines* (C) | 32,900 | 44 |
| Universal Robina | 306,000 | 103 |
| Total Philippines | | 458 |
| **Russia — 0.1%** | | |
| Sberbank | 43 | 168 |
| Unified Energy System | 88,000 | 114 |
| Total Russia | | 282 |
| **Singapore — 0.1%** | | |
| Midas Holdings | 85,000 | 111 |
| Singapore Exchange | 11,000 | 53 |
| Singapore Telecommunications | 64,600 | 140 |
| Total Singapore | | 304 |
| **South Africa — 0.2%** | | |
| MTN Group | 9,700 | 142 |
| Standard Bank Group | 12,400 | 194 |
| Truworths International | 39,000 | 217 |
| Total South Africa | | 553 |
| **South Korea — 0.4%** | | |
| Daegu Bank | 10,200 | 168 |
| Hyundai Motor | 2,300 | 146 |
| Lotte Shopping | 520 | 195 |
| Osstem Implant* | 2,000 | 95 |
| Samsung Techwin | 2,360 | 93 |
| SSCP* | 5,300 | 149 |
| Total South Korea | | 846 |
| **Spain — 0.6%** | | |
| Acciona | 22 | 5 |
| Banco Bilbao Vizcaya Argentaria | 52,715 | 1,260 |

## Old Mutual Asset Allocation Moderate Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Spain — continued** | | |
| Fomento de Construcciones y Contratas | 1,232 | $ 115 |
| Total Spain | | 1,380 |
| **Sweden — 0.2%** | | |
| Electrolux, Cl B | 13,100 | 341 |
| JM | 2,616 | 90 |
| Skandinaviska Enskilda Banken | 600 | 22 |
| Total Sweden | | 453 |
| **Switzerland — 0.4%** | | |
| Compagnie Financiere Richemont | 277 | 16 |
| Credit Suisse Group | 3,360 | 264 |
| Geberit* | 10 | 18 |
| Swiss Life Holding* | 80 | 20 |
| Zurich Financial Services | 1,874 | 544 |
| Total Switzerland | | 862 |
| **Thailand — 0.1%** | | |
| CP Seven Eleven | 524,000 | 111 |
| Home Product Center | 609,000 | 94 |
| Kasikornbank | 69,000 | 133 |
| Total Thailand | | 338 |
| **United Kingdom — 2.3%** | | |
| Antofagasta | 69,910 | 741 |
| Ashtead | 34,661 | 106 |
| AstraZeneca | 9,968 | 542 |
| Aviva | 1,000 | 16 |
| Barclays | 11,605 | 167 |
| BP | 500 | 6 |
| British Airways* | 41,173 | 414 |
| British American Tobacco | 2,448 | 76 |
| BT Group | 142,041 | 893 |
| CSR* | 3,292 | 50 |
| Dana Petroleum* | 1,931 | 40 |
| Drax Group | 6,943 | 111 |
| Halfords Group | 1,900 | 14 |
| Eurocastle Investment | 829 | 44 |
| HBOS | 8,670 | 186 |
| Imperial Tobacco Group | 3,183 | 139 |
| International Power | 1,409 | 12 |
| Kazakhmys | 4,890 | 111 |
| Kelda Group | 1,400 | 26 |
| Marks & Spencer Group | 9,333 | 138 |
| National Express | 5,800 | 141 |
| NETeller* (C) | 10,959 | 21 |
| Next | 1,409 | 66 |
| Petrofac | 3,786 | 33 |
| Photo-me International | 6,000 | 9 |
| Reckitt Benckiser | 582 | 32 |
| Resolution | 31,736 | 408 |
| Rio Tinto | 500 | 30 |
| Royal Bank of Scotland Group | 9,064 | 347 |
| Royal Dutch Shell, Cl B | 3,447 | 121 |
| SIG | 1,600 | 41 |
| Sportingbet* | 10,641 | 13 |
| Tate & Lyle | 7,799 | 97 |

| Description | Shares/Face Amount (000) | Value (000) |
|---|---|---|
| **United Kingdom — continued** | | |
| Vodafone Group | 2,398 | $ 8 |
| Total United Kingdom | | 5,199 |
| Total Foreign Common Stock | | |
| (Cost $34,836) | | 43,155 |
| **FOREIGN RIGHTS — 0.0%** | | |
| **Sweden — 0.0%** | | |
| JM, expires 4/20/12* (C) | 2,616 | 1 |
| Total Sweden | | 1 |
| Total Foreign Rights | | |
| (Cost $—) | | 1 |
| **FOREIGN PREFERRED STOCK — 0.3%** | | |
| **Germany — 0.3%** | | |
| Porsche | 378 | 633 |
| Total Foreign Preferred Stock | | |
| (Cost $387) | | 633 |
| **INVESTMENT COMPANY — 0.3%** | | |
| **Index Fund-Midcap — 0.1%** | | |
| iShares Russell Midcap Value Index Fund | 900 | 142 |
| Total Index Fund-Midcap | | 142 |
| **Index Fund-Small Cap — 0.2%** | | |
| iShares Russell 2000 Growth Index Fund | 465 | 38 |
| iShares S&P Small Cap 600 Value Income Index | 5,200 | 407 |
| Total Index Fund-Small Cap | | 445 |
| Total Investment Company | | |
| (Cost $557) | | 587 |
| **U.S. TREASURY OBLIGATIONS — 5.6%** | | |
| U.S. Treasury Bonds | | |
| 7.500%, 11/15/16 | $ 50 | 61 |
| 5.375%, 02/15/31 | 730 | 782 |
| 4.875%, 05/31/08 | 65 | 65 |
| 4.625%, 02/15/17 | 895 | 894 |
| 4.500%, 03/31/12 | 395 | 395 |
| U.S. Treasury Notes | | |
| 4.875%, 08/15/09 | 260 | 261 |
| 4.750%, 05/15/14 | 1,115 | 1,127 |
| 4.625%, 11/15/09 | 500 | 501 |
| 4.625%, 02/29/12 | 1,220 | 1,225 |
| 4.625%, 11/15/16 | 1,520 | 1,519 |
| 4.500%, 11/30/11 | 1,570 | 1,569 |
| 4.500%, 11/15/15 | 275 | 273 |
| 4.500%, 02/15/36 | 1,235 | 1,171 |
| 3.875%, 07/31/07 | 455 | 454 |
| 3.875%, 07/15/10 | 2,260 | 2,219 |
| Total U.S. Treasury Obligations | | |
| (Cost $12,535) | | 12,516 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Moderate Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Face Amount (000) | Value (000) |
|---|---|---|
| **U.S. GOVERNMENT AGENCY OBLIGATIONS — 5.0%** | | |
| Federal Home Loan Mortgage Corporation | | |
| 6.500%, 04/01/35 | $ 6 | $ 6 |
| 6.000%, 08/01/29 | 9 | 10 |
| 6.000%, 11/01/36 | 503 | 507 |
| 6.000%, 12/01/36 | 168 | 169 |
| 6.000%, 01/01/37 | 124 | 125 |
| 5.894%, 12/01/36 (A) | 377 | 380 |
| 5.875%, 03/21/11 | 25 | 26 |
| 5.858%, 01/01/37 (A) | 469 | 474 |
| 5.795%, 03/01/37 (A) | 130 | 131 |
| 5.500%, 09/01/17 | 12 | 12 |
| 5.500%, 09/01/19 | 46 | 46 |
| 5.500%, 08/01/20 | 254 | 255 |
| 5.500%, 02/01/21 | 222 | 222 |
| 5.500%, 02/01/21 | 42 | 42 |
| 5.500%, 09/01/21 | 4 | 4 |
| 5.500%, 04/01/22 | 119 | 119 |
| 5.500%, 10/01/34 | 20 | 20 |
| 5.500%, 01/01/35 | 37 | 36 |
| 5.500%, 02/01/35 | 73 | 72 |
| 5.500%, 03/01/35 | 77 | 76 |
| 5.500%, 06/01/35 | 364 | 360 |
| 5.267%, 04/01/37 (A) | 270 | 269 |
| 5.250%, 11/03/09 | 455 | 456 |
| 5.000%, 10/16/09 | 180 | 180 |
| 5.000%, 07/01/21 | 347 | 342 |
| Federal Home Loan Mortgage Corporation MTN | | |
| 5.250%, 02/24/11 | 225 | 226 |
| Federal National Mortgage Association | | |
| 6.500%, 03/01/35 | 139 | 143 |
| 6.500%, 04/01/36 | 340 | 348 |
| 6.500%, 05/01/36 | 225 | 229 |
| 6.500%, 05/01/36 | 391 | 399 |
| 6.500%, 05/01/36 | 92 | 94 |
| 6.500%, 12/01/36 | 53 | 54 |
| 6.250%, 02/01/11 | 275 | 288 |
| 6.000%, 01/01/29 | 91 | 93 |
| 6.000%, 05/01/33 | 63 | 64 |
| 6.000%, 07/01/36 | 305 | 307 |
| 6.000%, 08/01/36 | 54 | 54 |
| 6.000%, 09/01/36 | 91 | 92 |
| 6.000%, 11/01/36 | 625 | 630 |
| 6.000%, 11/01/36 | 205 | 207 |
| 6.000%, 12/01/36 | 198 | 200 |
| 5.500%, 03/01/20 | 30 | 30 |
| 5.500%, 04/01/21 | 133 | 133 |
| 5.500%, 05/01/21 | 79 | 79 |
| 5.500%, 03/01/35 | 94 | 93 |
| 5.500%, 06/01/35 | 182 | 180 |
| 5.500%, 07/01/35 | 610 | 604 |
| 5.500%, 09/01/35 | 150 | 149 |
| 5.500%, 10/01/35 | 13 | 13 |
| 5.500%, 01/01/36 | 316 | 313 |
| 5.500%, 02/01/36 | 176 | 174 |
| 5.500%, 03/01/36 | 256 | 254 |
| 5.500%, 03/01/36 | 152 | 150 |
| 5.500%, 04/01/36 | 176 | 174 |
| 5.500%, 11/01/36 | 500 | 494 |
| 5.125%, 01/02/14 | 100 | 100 |

| Description | Face Amount (000) | Value (000) |
|---|---|---|
| **U.S. GOVERNMENT AGENCY OBLIGATIONS — CONTINUED** | | |
| Federal National Mortgage Association | | |
| 5.000%, 03/01/20 | $ 67 | $ 66 |
| Federal National Mortgage Association TBA | | |
| 5.000%, 05/01/33 | 150 | 145 |
| Total U.S. Government Agency Obligations | | |
| (Cost $10,888) | | 10,918 |
| **CORPORATE BONDS — 2.8%** | | |
| Abbott Laboratories | | |
| 5.600%, 05/15/11 | 185 | 189 |
| Alcoa | | |
| 5.900%, 02/01/27 | 30 | 30 |
| America Movil | | |
| 6.375%, 03/01/35 | 20 | 20 |
| American General Finance, Ser G MTN | | |
| 5.375%, 09/01/09 | 70 | 70 |
| Ameriprise Financial | | |
| 5.350%, 11/15/10 | 60 | 61 |
| Amgen | | |
| 4.000%, 11/18/09 | 35 | 34 |
| Apache | | |
| 5.250%, 04/15/13 | 45 | 45 |
| Appalachian Power | | |
| 5.550%, 04/01/11 | 75 | 76 |
| AT&T Wireless | | |
| 8.750%, 03/01/31 | 40 | 52 |
| 7.875%, 03/01/11 | 65 | 71 |
| Bank of America | | |
| 5.375%, 08/15/11 | 210 | 212 |
| Bank One | | |
| 5.900%, 11/15/11 | 65 | 67 |
| 5.250%, 01/30/13 | 90 | 90 |
| Canadian National Railway | | |
| 5.800%, 06/01/16 | 100 | 102 |
| Canadian National Resources | | |
| 5.700%, 05/15/17 | 145 | 145 |
| Caterpillar Financial Services | | |
| 5.050%, 12/01/10 | 100 | 100 |
| ChevronTexaco | | |
| 3.500%, 09/17/07 | 150 | 149 |
| Chubb | | |
| 4.934%, 11/16/07 | 70 | 70 |
| Cisco Systems | | |
| 5.500%, 02/22/16 | 60 | 60 |
| 5.250%, 02/22/11 | 195 | 196 |
| Citigroup | | |
| 5.100%, 09/29/11 | 165 | 165 |
| Columbus Southern Power, Ser C | | |
| 5.500%, 03/01/13 | 65 | 65 |
| Comcast | | |
| 5.900%, 03/15/16 | 105 | 107 |
| 5.875%, 02/15/18 | 30 | 30 |
| 5.300%, 01/15/14 | 45 | 45 |
| Conocophillips Canada | | |
| 5.625%, 10/15/16 | 100 | 102 |
| Costco Wholesale | | |
| 5.500%, 03/15/17 | 55 | 56 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Moderate Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Face Amount (000) | Value (000) |
|---|---|---|
| **CORPORATE BONDS — CONTINUED** | | |
| CRH America | | |
| 6.000%, 09/30/16 | $ 25 | $ 26 |
| DaimlerChrysler | | |
| 4.750%, 01/15/08 | 115 | 114 |
| Deutsche Telekom | | |
| 8.000%, 06/15/10 | 170 | 184 |
| Dominion Resources, Ser A | | |
| 5.600%, 11/15/16 | 25 | 25 |
| ERP Operating | | |
| 5.125%, 03/15/16 | 50 | 49 |
| FedEx | | |
| 5.500%, 08/15/09 | 55 | 55 |
| FPL Group Capital | | |
| 5.625%, 09/01/11 | 210 | 214 |
| General Electric Capital, Ser A MTN | | |
| 4.375%, 03/03/12 | 75 | 73 |
| General Electric Capital, Ser G MTN | | |
| 5.720%, 08/22/11 | 100 | 101 |
| Hartford Financial Services Group | | |
| 5.375%, 03/15/17 | 45 | 45 |
| Hospira | | |
| 6.050%, 03/30/17 | 30 | 30 |
| HSBC Finance | | |
| 6.375%, 10/15/11 | 145 | 151 |
| John Deere Capital | | |
| 5.400%, 10/17/11 | 55 | 56 |
| John Deere Capital, Ser D MTN | | |
| 4.400%, 07/15/09 | 110 | 108 |
| Masco | | |
| 6.125%, 10/03/16 | 25 | 25 |
| Merrill Lynch | | |
| 5.450%, 07/15/14 | 105 | 105 |
| Metlife | | |
| 5.375%, 12/15/12 | 50 | 51 |
| 5.000%, 06/15/15 | 85 | 83 |
| Midamerican Energy Holdings | | |
| 5.875%, 10/01/12 | 200 | 207 |
| Morgan Stanley | | |
| 4.000%, 01/15/10 | 85 | 83 |
| Nextel Communications, Ser E | | |
| 6.875%, 10/31/13 | 105 | 108 |
| Pemex Project | | |
| 8.500%, 02/15/08 | 140 | 143 |
| PNC Funding | | |
| 4.200%, 03/10/08 | 45 | 45 |
| Prologis Trust | | |
| 7.100%, 04/15/08 | 30 | 30 |
| Prudential Financial, Ser B MTN | | |
| 5.100%, 09/20/14 | 45 | 44 |
| PSE&G Power | | |
| 7.750%, 04/15/11 | 85 | 92 |
| 6.950%, 06/01/12 | 55 | 59 |
| PSI Energy | | |
| 6.050%, 06/15/16 | 40 | 41 |
| Puget Sound Energy | | |
| 6.274%, 03/15/37 | 30 | 31 |
| SBC Communications | | |
| 5.625%, 06/15/16 | 45 | 45 |
| 5.100%, 09/15/14 | 125 | 123 |
| Schering-Plough | | |
| 6.750%, 12/01/33 | 45 | 50 |
| 5.550%, 12/01/13 | 115 | 118 |

| Description | Face Amount (000) | Value (000) |
|---|---|---|
| **CORPORATE BONDS — CONTINUED** | | |
| Shell International | | |
| 5.625%, 06/27/11 | $ 100 | $ 103 |
| Simon Property Group | | |
| 5.750%, 12/01/15 | 35 | 36 |
| SLM | | |
| 5.450%, 04/25/11 | 95 | 92 |
| Southern Power, Ser B | | |
| 6.250%, 07/15/12 | 55 | 57 |
| Telecom Italia Capital | | |
| 4.000%, 11/15/08 | 180 | 177 |
| Time Warner | | |
| 6.875%, 05/01/12 | 90 | 96 |
| 6.500%, 11/15/36 | 30 | 30 |
| Time Warner Cable 144A | | |
| 5.850%, 05/01/17 | 55 | 55 |
| Union Pacific | | |
| 3.875%, 02/15/09 | 190 | 186 |
| Vodafone Group | | |
| 6.150%, 02/27/37 | 30 | 30 |
| Wachovia MTN | | |
| 5.700%, 08/01/13 | 150 | 154 |
| Wal-mart Stores | | |
| 4.550%, 05/01/13 | 50 | 49 |
| Washington Mutual Financial | | |
| 6.875%, 05/15/11 | 40 | 43 |
| Weyerhaeuser | | |
| 5.950%, 11/01/08 | 15 | 15 |
| Willis North America | | |
| 6.200%, 03/28/17 | 30 | 30 |
| Wyeth | | |
| 5.500%, 02/01/14 | 70 | 71 |
| Xcel Energy 144A | | |
| 5.613%, 04/01/17 | 173 | 173 |
| Total Corporate Bonds | | |
| (Cost $6,489) | | 6,520 |
| **MORTGAGE RELATED — 1.4%** | | |
| Banc of America Mortgage CMO, Ser 2004-8, Cl 3A1 | | |
| 5.250%, 10/25/19 | 393 | 391 |
| Banc of America Mortgage CMO, Ser 2005-D, Cl 2A4(A) | | |
| 4.777%, 05/25/35 | 210 | 208 |
| Bear Stearns CMBS, Ser 2004-PWR5, Cl A4 | | |
| 4.831%, 07/11/42 | 155 | 152 |
| Bear Stearns CMBS, Ser 2005-T20, Cl A2(A) | | |
| 5.127%, 10/12/42 | 175 | 175 |
| Bear Stearns CMBS, Ser 2006-PW13, Cl A4 | | |
| 5.540%, 09/11/41 | 220 | 222 |
| Bear Stearns CMBS, Ser 2006-T22, Cl A2(A) | | |
| 5.466%, 04/12/38 | 215 | 218 |
| Chase Mortgage Finance CMO, Ser 2004-S1, Cl A3 | | |
| 5.500%, 02/25/19 | 12 | 12 |
| Chase Mortgage Finance CMO, Ser 2006-A1, Cl 2A2(A) | | |
| 6.086%, 09/25/36 | 280 | 285 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Moderate Growth Portfolio
April 30, 2007 (Unaudited)

| Description | Face Amount (000)/Shares | Value (000) |
|---|---|---|
| **MORTGAGE RELATED — CONTINUED** | | |
| Chase Mortgage Finance CMO, Ser 2006-A1, Cl 4A1(A) 6.054%, 09/25/36 | $ 214 | $ 215 |
| Citigroup CMBS, Ser 2004-C2, Cl A3 4.380%, 10/15/41 | 260 | 252 |
| JP Morgan Chase CMBS, Ser 2004-CBX, Cl A4 4.529%, 01/12/37 | 140 | 136 |
| JP Morgan Chase CMBS, Ser 2005-LDP1, Cl A2 4.625%, 03/15/46 | 143 | 141 |
| JP Morgan Mortgage Trust CMO, Ser 2006-A4, Cl 3A2 (A) 5.991%, 06/25/36 | 201 | 202 |
| Prime Mortgage Trust CMO, Ser 2005-2, Cl 1A3 5.250%, 07/25/20 | 307 | 306 |
| Wells Fargo CMO, Ser 2006-11, Cl A8 6.000%, 09/25/36 | 202 | 203 |
| Total Mortgage Related (Cost $3,107) | | 3,118 |
| **FOREIGN BONDS — 0.6%** | | |
| Bundesrepublik, Ser 02 (EUR) 5.000%, 07/04/12 | 60 | 85 |
| Bundesrepublik, Ser 03 (EUR) 3.750%, 07/04/13 | 121 | 162 |
| Bundesrepublik, Ser 04 (EUR) 3.750%, 01/04/15 | 63 | 84 |
| Bundesrepublik, Ser 05 (EUR) 3.500%, 01/04/16 | 70 | 91 |
| Canada (CAD) 5.750%, 06/01/33 | 70 | 78 |
| 5.250%, 06/01/13 | 86 | 82 |
| Citigroup, Ser INTL (JPY) 2.400%, 10/31/25 | 5,000 | 42 |
| Netherlands Government (EUR) 4.250%, 07/15/13 | 60 | 82 |
| Nykredit (DKK) 4.000%, 01/01/08 | 1,500 | 274 |
| United Kingdom Gilt (GBP) 4.000%, 09/07/16 | 170 | 314 |
| Total Foreign Bonds (Cost $1,239) | | 1,294 |
| **CASH EQUIVALENT — 3.6%** | | |
| Evergreen Select Money Market Fund Cl I, 5.210% (B) | 8,063 | 8,063 |
| Total Cash Equivalent (Cost $8,063) | | 8,063 |
| **WARRANTS — 0.4%** | | |
| Amorepacific 144A, expires 6/16/09* | 16,400 | 113 |
| Asian Paints 144A, expires 6/15/09* | 8,200 | 162 |
| IVRCL Infrastructures & Projects 144A, expires 11/17/08* | 16,300 | 128 |

| Description | Shares | Value (000) |
|---|---|---|
| **WARRANTS — CONTINUED** | | |
| Nicholas Piramal India 144A, expires 10/26/09* | 22,200 | $ 139 |
| Suzlon Energy Limited 144A, expires 6/4/07* | 4,300 | 125 |
| TXC 144A, expires 1/27/12* | 76,000 | 138 |
| Union Bank of India 144A, expires, 05/18/09* | 47,000 | 97 |
| Total Warrants (Cost $811) | | 902 |
| Total Investments — 99.7% † (Cost $196,748) | | 222,254 |
| Other Assets and Liabilities, Net — 0.3% | | 780 |
| Total Net Assets — 100.0% | | $ 223,034 |

\* Non-income producing security.

144A — Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration normally to qualified institutions. On April 30, 2007, the value of these securities amounted to $1,806 (000), representing 0.8% of the net assets of the Fund.

(A) — Variable rate security — the rate reported on the Schedule of Investments represents the rate as of April 30, 2007.

(B) — The rate reported on the Schedule of Investments represents the 7-day effective yield as of April 30, 2007.

(C) — Security fair valued using methods determined in good faith according to procedures adopted by the Fair Valuation Committee of the Board of Trustees. On April 30, 2007, the total value of these securities was $66 (000), representing 0.0% of net assets.

(D) — Security purchased on a when-issued basis.

ADR — American Depositary Receipt
B2B — Business to Business
CAD — Canadian Dollar
Cl — Class
CMO — Collateralized Mortgage Obligation
CMBS — Commercial Mortgage-Backed Security
DKK — Danish Krone
EUR — Euro
GBP — British Pound Sterling
GDR — Global Depositary Receipt
HMO — Health Maintenance Organization
ISP — Internet Service Provider
JPY — Japanese Yen
MTN — Medium Term Note
R&D — Research and Development
REITs — Real Estate Investment Trusts
S&L — Savings and Loan
Ser — Series
TBA — To be Announced
Cost figures are shown with "000's" omitted.
Amounts designated as "—" are either $0 or have been rounded to $0.

† At April 30, 2007, the tax basis cost of the Fund's investments was $196,747,004 and the unrealized appreciation and depreciation were $27,600,772 and $(2,094,271), respectively.

# SCHEDULE OF INVESTMENTS

## Old Mutual Asset Allocation Moderate Growth Portfolio
April 30, 2007 (Unaudited)

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

As of April 30, 2007, the Fund had the following forward foreign currency contracts outstanding:

| Settlement Date | | Currency to Deliver | | Currency to Receive | Unrealized Appreciation/ (Depreciation) |
|---|---|---|---|---|---|
| 6/13/2007 | EUR | (107,715) | AUD | 180,082 | $2,108 |
| 6/13/2007 | GBP | (90,172) | AUD | 223,859 | 5,398 |
| 6/13/2007 | USD | (90,000) | AUD | 112,865 | 3,600 |
| 6/13/2007 | EUR | (13,573) | CAD | 20,744 | 168 |
| 6/13/2007 | USD | (100,989) | CAD | 116,845 | 4,459 |
| 6/13/2007 | USD | (164,483) | DKK | 924,446 | 5,102 |
| 6/13/2007 | DKK | (1,212,096) | EUR | 162,574 | (130) |
| 6/13/2007 | GBP | (188,022) | EUR | 278,945 | 5,445 |
| 6/13/2007 | NOK | (411,455) | EUR | 50,995 | 443 |
| 6/13/2007 | CAD | (61,985) | EUR | 40,000 | (1,263) |
| 6/13/2007 | AUD | (181,062) | EUR | 110,000 | 203 |
| 6/13/2007 | CAD | (77,296) | EUR | 50,000 | (1,411) |
| 6/13/2007 | USD | (4,273,481) | EUR | 3,196,286 | 95,538 |
| 6/13/2007 | USD | (531,600) | GBP | 270,672 | 9,461 |
| 6/13/2007 | EUR | (191,891) | GBP | 130,000 | (2,433) |
| 6/13/2007 | USD | (1,040,342) | JPY | 122,656,280 | (7,438) |
| 6/13/2007 | EUR | (818,277) | JPY | 126,319,760 | (54,753) |
| 6/13/2007 | USD | (83,339) | NOK | 505,866 | 1,816 |
| 6/13/2007 | EUR | (160,000) | NOK | 1,296,273 | (497) |
| 6/13/2007 | EUR | (46,486) | SEK | 429,576 | 781 |
| 6/13/2007 | AUD | (151,168) | USD | 119,725 | (5,640) |
| 6/13/2007 | SEK | (95,038) | USD | 13,633 | (598) |
| 6/13/2007 | EUR | (33,506) | USD | 44,307 | (1,493) |
| | | | | **Total** | **$58,866** |

AUD — Australian Dollar
CAD — Canadian Dollar
DKK — Danish Krone
EUR — Euro
GBP — British Pound

JPY — Japanese Yen
NOK — Norwegian Krone
SEK — Swedish Krona
USD — U.S. Dollar

# SCHEDULE OF INVESTMENTS

## Old Mutual Clay Finlay China Fund
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **COMMON STOCK — 91.1%** | | |
| **Advertising Sales — 1.5%** | | |
| Focus Media Holding ADR* | 20,600 | $ 762 |
| Total Advertising Sales | | 762 |
| **Airlines — 1.6%** | | |
| Air China | 1,224,000 | 827 |
| Total Airlines | | 827 |
| **Apparel Manufacturers — 2.5%** | | |
| Makalot Industrial* | 551,000 | 1,287 |
| Total Apparel Manufacturers | | 1,287 |
| **Appliances — 0.8%** | | |
| Aupu Group Holding* | 1,408,000 | 432 |
| Total Appliances | | 432 |
| **Applications Software — 2.7%** | | |
| Kingdee International Software Group | 1,812,000 | 1,410 |
| Total Applications Software | | 1,410 |
| **Athletic Footwear — 0.8%** | | |
| Yue Yuen Industrial Holdings | 114,000 | 398 |
| Total Athletic Footwear | | 398 |
| **Auto-Cars/Light Trucks — 0.8%** | | |
| Denway Motors | 1,014,000 | 403 |
| Total Auto-Cars/Light Trucks | | 403 |
| **Auto/Truck Parts & Equipment-Original — 3.1%** | | |
| Minth Group | 1,488,000 | 1,645 |
| Total Auto/Truck Parts & Equipment-Original | | 1,645 |
| **Beverages-Wine/Spirits — 2.5%** | | |
| Yantai Changyu Pioneer Wine | 267,000 | 1,284 |
| Total Beverages-Wine/Spirits | | 1,284 |
| **Brewery — 0.4%** | | |
| Kingway Brewery Holdings | 552,000 | 218 |
| Total Brewery | | 218 |
| **Cellular Telecommunications — 5.2%** | | |
| China Mobile | 301,500 | 2,716 |
| Total Cellular Telecommunications | | 2,716 |
| **Chemicals-Other — 2.7%** | | |
| Kingboard Chemical Holdings | 303,000 | 1,412 |
| Total Chemicals-Other | | 1,412 |
| **Circuit Boards — 1.3%** | | |
| Elec & Eltek International | 270,000 | 685 |
| Total Circuit Boards | | 685 |

| Description | Shares | Value (000) |
|---|---|---|
| **Commercial Banks Non-US — 4.6%** | | |
| Bank of East Asia | 230,600 | $ 1,415 |
| Industrial & Commercial Bank of China* | 1,790,000 | 973 |
| Total Commercial Banks Non-US | | 2,388 |
| **Disposable Medical Products — 2.6%** | | |
| Shandong Weigao Group Medical Polymer | 768,000 | 1,343 |
| Total Disposable Medical Products | | 1,343 |
| **Distribution/Wholesale — 2.1%** | | |
| Lee Kee Holdings | 854,000 | 341 |
| Li & Fung | 244,000 | 758 |
| Total Distribution/Wholesale | | 1,099 |
| **Diversified Operations — 2.4%** | | |
| China Resources Enterprise | 378,000 | 1,274 |
| Total Diversified Operations | | 1,274 |
| **Electric-Generation — 2.1%** | | |
| China Power International Development | 983,000 | 511 |
| Huaneng Power International | 598,000 | 604 |
| Total Electric-Generation | | 1,115 |
| **Electronic Components-Miscellaneous — 1.1%** | | |
| Hon Hai Precision Industry GDR | 43,880 | 584 |
| Total Electronic Components-Miscellaneous | | 584 |
| **Feminine Health Care Products — 2.5%** | | |
| Hengan International Group | 404,000 | 1,282 |
| Total Feminine Health Care Products | | 1,282 |
| **Footwear & Related Apparel — 2.2%** | | |
| Prime Success International Group | 1,766,000 | 1,161 |
| Total Footwear & Related Apparel | | 1,161 |
| **Gold Mining — 1.2%** | | |
| Zhaojin Mining Industry | 326,000 | 628 |
| Total Gold Mining | | 628 |
| **Life/Health Insurance — 4.4%** | | |
| China Life Insurance* | 737,000 | 2,274 |
| Total Life/Health Insurance | | 2,274 |
| **Lighting Products & Systems — 2.0%** | | |
| Neo-Neon Holdings* | 616,000 | 1,024 |
| Total Lighting Products & Systems | | 1,024 |
| **Machinery-Construction & Mining — 2.9%** | | |
| China Infrastructure Machinery Holdings | 794,000 | 1,509 |
| Total Machinery-Construction & Mining | | 1,509 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Clay Finlay China Fund
### April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Metal-Aluminum — 3.6%** | | |
| Midas Holdings | 1,430,000 | $ 1,859 |
| Total Metal-Aluminum | | 1,859 |
| **Metal-Iron — 1.4%** | | |
| China Metal International Holdings | 2,040,000 | 741 |
| Total Metal-Iron | | 741 |
| **Miscellaneous Manufacturing — 1.3%** | | |
| Peace Mark Holdings | 594,000 | 665 |
| Total Miscellaneous Manufacturing | | 665 |
| **Oil Companies-Exploration & Production — 2.0%** | | |
| CNOOC | 1,244,000 | 1,069 |
| Total Oil Companies-Exploration & Production | | 1,069 |
| **Oil Companies-Integrated — 9.3%** | | |
| China Petroleum & Chemical | 3,674,000 | 3,204 |
| PetroChina* | 14,500 | 1,626 |
| Total Oil Companies-Integrated | | 4,830 |
| **Paper & Related Products — 1.3%** | | |
| Lee & Man Paper Manufacturing | 238,000 | 669 |
| Total Paper & Related Products | | 669 |
| **Public Thoroughfares — 2.0%** | | |
| Jiangsu Express* | 1,258,000 | 1,067 |
| Total Public Thoroughfares | | 1,067 |
| **Real Estate Operation/Development — 5.4%** | | |
| Cheung Kong Holdings | 42,000 | 544 |
| China Everbright International | 4,426,000 | 1,197 |
| Hang Lung Properties | 199,000 | 589 |
| Shun Tak Holdings | 354,000 | 493 |
| Total Real Estate Operation/Development | | 2,823 |
| **Retail-Hypermarkets — 0.0%** | | |
| Wumart Stores* (B) | 252,000 | — |
| Total Retail-Hypermarkets | | — |
| **Retail-Major Department Store — 1.6%** | | |
| Lifestyle International Holdings | 246,000 | 837 |
| Total Retail-Major Department Store | | 837 |
| **Retail-Restaurants — 0.9%** | | |
| Ajisen China Holdings* | 500,000 | 465 |
| Total Retail-Restaurants | | 465 |
| **Schools — 1.6%** | | |
| Raffles Education* | 562,000 | 840 |
| Total Schools | | 840 |
| **Shipbuilding — 0.5%** | | |
| Yangzijiang Shipbuilding Holdings* | 325,000 | 282 |
| Total Shipbuilding | | 282 |

| Description | Shares | Value (000) |
|---|---|---|
| **Steel-Producers — 0.9%** | | |
| Angang Steel | 250,000 | $ 478 |
| Total Steel-Producers | | 478 |
| **Telecommunications Services — 1.4%** | | |
| China Telecom Corp | 1,506,000 | 714 |
| Total Telecommunications Services | | 714 |
| **Water Treatment Systems — 1.9%** | | |
| Xinjiang Tianye Water Saving Irrigation System | 3,404,000 | 1,010 |
| Total Water Treatment Systems | | 1,010 |
| Total Common Stock (Cost $39,212) | | 47,509 |
| **CASH EQUIVALENT — 4.4%** | | |
| Morgan Stanley Institutional Liquidity Funds, Prime Portfolio, Institutional Class 5.26% (A) | 2,319,406 | 2,319 |
| Total Cash Equivalent (Cost $2,319) | | 2,319 |
| Total Investments — 95.5% † (Cost $41,531) | | 49,828 |
| Other Assets and Liabilities, Net — 4.5% | | 2,324 |
| Total Net Assets — 100.0% | | $ 52,152 |

\* Non-income producing security.
(A) — The rate reported on the Schedule of Investments represents the 7-day effective yield at April 30, 2007.
(B) — Security fair valued using methods determined in good faith according to procedures adopted by the Fair Valuation Committee of the Board of Trustees. On April 30, 2007, the total value of these securities was $0 (000), representing 0.0% of net assets.
ADR — American Depositary Receipt
GDR — Global Depositary Receipt
Cost figures are shown with "000's" omitted.
Amounts designated as "—" are either $0 or have been rounded to $0.

† At April 30, 2007, the tax basis cost of the Fund's investments was $41,531,032, and the unrealized appreciation and depreciation were $9,171,515 and $(874,703), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

# SCHEDULE OF INVESTMENTS

## Old Mutual Clay Finlay Emerging Markets Fund
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **COMMON STOCK — 33.5%** | | |
| **Aerospace/Defense — 1.4%** | | |
| Empresa Brasileira de Aeronautica ADR | 2,800 | $ 131 |
| Total Aerospace/Defense | | 131 |
| **Applications Software — 1.6%** | | |
| Satyam Computer Services ADR | 6,000 | 149 |
| Total Applications Software | | 149 |
| **Brewery — 2.7%** | | |
| Cia Cervecerias Unidas ADR | 4,190 | 146 |
| Grupo Modelo ADR, Cl C | 2,000 | 103 |
| Total Brewery | | 249 |
| **Broadcast Services/Programming — 1.5%** | | |
| Grupo Televisa ADR | 4,900 | 137 |
| Total Broadcast Services/Programming | | 137 |
| **Cellular Telecommunications — 4.1%** | | |
| America Movil, Ser L ADR | 2,900 | 152 |
| Millicom International Cellular* | 1,670 | 136 |
| Turkcell Iletisim Hizmet ADR | 6,227 | 88 |
| Total Cellular Telecommunications | | 376 |
| **Commercial Banks Non-US — 3.5%** | | |
| Banco Bradesco ADR | 9,840 | 209 |
| Kazkommertsbank GDR* | 5,300 | 111 |
| Total Commercial Banks Non-US | | 320 |
| **Commercial Services — 0.8%** | | |
| eTelecare Global Solutions ADR* | 5,200 | 77 |
| Total Commercial Services | | 77 |
| **Diversified Minerals — 1.4%** | | |
| Cia Vale do Rio Doce ADR | 3,300 | 134 |
| Total Diversified Minerals | | 134 |
| **Electronic Components-Miscellaneous — 2.6%** | | |
| AU Optronics ADR* | 5,400 | 86 |
| Hon Hai Precision Industry GDR | 11,360 | 151 |
| Total Electronic Components-Miscellaneous | | 237 |
| **Electronic Components-Semiconductors — 1.2%** | | |
| Samsung Electronics GDR 144A | 380 | 116 |
| Total Electronic Components-Semiconductors | | 116 |
| **Food-Dairy Products — 1.2%** | | |
| Wimm-Bill-Dann Foods ADR | 1,415 | 114 |
| Total Food-Dairy Products | | 114 |
| **Gold Mining — 1.0%** | | |
| Randgold Resources ADR | 3,900 | 93 |
| Total Gold Mining | | 93 |

| Description | Shares | Value (000) |
|---|---|---|
| **Medical-Drugs — 1.1%** | | |
| Dr Reddy's Lab ADR | 5,800 | $ 99 |
| Total Medical-Drugs | | 99 |
| **Medical-Generic Drugs — 1.1%** | | |
| Teva Pharmaceutical Industries ADR | 2,600 | 100 |
| Total Medical-Generic Drugs | | 100 |
| **Oil Companies-Exploration & Production — 0.2%** | | |
| NovaTek GDR | 400 | 20 |
| Total Oil Companies-Exploration & Production | | 20 |
| **Oil Companies-Integrated — 4.4%** | | |
| LUKOIL ADR | 1,200 | 96 |
| Petroleo Brasileiro ADR | 3,100 | 314 |
| Total Oil Companies-Integrated | | 410 |
| **Power Conversion/Supply Equipment — 1.4%** | | |
| Delta Electronics GDR | 8,020 | 126 |
| Total Power Conversion/Supply Equipment | | 126 |
| **Steel Pipe & Tube — 1.3%** | | |
| TMK GDR 144A* | 3,300 | 120 |
| Total Steel Pipe & Tube | | 120 |
| **Telecommunications Services — 1.0%** | | |
| Orascom Telecom Holding GDR | 1,400 | 98 |
| Total Telecommunications Services | | 98 |
| Total Common Stock (Cost $2,498) | | 3,106 |
| **FOREIGN COMMON STOCK — 55.2%** | | |
| **Brazil — 4.5%** | | |
| Gafisa | 9,600 | 135 |
| Localiza Rent A Car | 6,900 | 71 |
| Porto Seguro | 3,500 | 120 |
| Submarino | 2,600 | 94 |
| Total Brazil | | 420 |
| **Hong Kong — 5.7%** | | |
| China Everbright International | 318,000 | 86 |
| China Resources Enterprise | 40,000 | 135 |
| CNOOC | 102,000 | 87 |
| Kingdee International Software Group | 182,000 | 142 |
| Lee & Man Paper Manufacturing | 26,000 | 73 |
| Total Hong Kong | | 523 |
| **Indonesia — 5.9%** | | |
| Astra International | 103,000 | 162 |
| Bank Niaga | 670,000 | 61 |
| Bank Rakyat Indonesia | 204,000 | 116 |
| Ciputra Development* | 1,061,000 | 112 |
| Ramayana Lestari Sentosa | 1,041,000 | 91 |
| Total Indonesia | | 542 |

## SCHEDULE OF INVESTMENTS

## Old Mutual Clay Finlay Emerging Markets Fund
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Malaysia — 3.2%** | | |
| Genting | 36,800 | $ 91 |
| SP Setia | 48,000 | 115 |
| WCT Engineering | 48,000 | 95 |
| Total Malaysia | | 301 |
| **Mexico — 1.4%** | | |
| GEO SA de CV, Ser B* | 23,000 | 126 |
| Total Mexico | | 126 |
| **Philippines — 4.6%** | | |
| Ayala | 12,200 | 153 |
| Bank of the Philippine Islands* | 32,000 | 43 |
| Jollibee Foods | 92,000 | 96 |
| Union Bank of Philippines* (B) | 29,900 | 40 |
| Universal Robina | 292,000 | 98 |
| Total Philippines | | 430 |
| **Russia — 4.1%** | | |
| NovaTek GDR | 2,200 | 113 |
| Sberbank | 40 | 157 |
| Unified Energy System | 82,000 | 106 |
| Total Russia | | 376 |
| **Singapore — 1.1%** | | |
| Midas Holdings | 78,000 | 102 |
| Total Singapore | | 102 |
| **South Africa — 5.6%** | | |
| Impala Platinum Holdings | 1,600 | 52 |
| MTN Group | 8,800 | 129 |
| Standard Bank Group | 9,800 | 153 |
| Truworths International | 33,200 | 185 |
| Total South Africa | | 519 |
| **South Korea — 9.4%** | | |
| Daegu Bank | 7,000 | 115 |
| Hyundai Motor | 2,000 | 127 |
| Lotte Shopping | 440 | 165 |
| Osstem Implant* | 1,900 | 90 |
| Samsung Electronics | 250 | 153 |
| Samsung Techwin | 2,400 | 95 |
| SSCP* | 4,400 | 124 |
| Total South Korea | | 869 |
| **Taiwan — 3.5%** | | |
| Alpha Networks* | 1 | — |
| Johnson Health Tech* | 14,000 | 96 |
| Powertech Technology | 32,000 | 119 |
| TXC* | 60,799 | 110 |
| Total Taiwan | | 325 |
| **Thailand — 3.6%** | | |
| CP Seven Eleven | 510,000 | 108 |
| Home Product Center | 609,000 | 94 |
| Kasikornbank | 69,000 | 133 |
| Total Thailand | | 335 |
| **Turkey — 2.6%** | | |
| Asya Katilim Bankasi* | 27,000 | 157 |

| Description | Shares | Value (000) |
|---|---|---|
| **Turkey — continued** | | |
| Coca-Cola Icecek* | 11,800 | $ 86 |
| Total Turkey | | 243 |
| Total Foreign Common Stock | | |
| (Cost $4,646) | | 5,111 |
| **CASH EQUIVALENT — 1.8%** | | |
| Morgan Stanley Institutional Liquidity Funds, Prime Portfolio, Institutional Class, 5.26% (A) | 167,515 | 168 |
| Total Cash Equivalent | | |
| (Cost $168) | | 168 |
| **WARRANTS — 6.6%** | | |
| Asian Paints 144A, expires 6/15/09* | 7,400 | 147 |
| IVRCL Infrastructures & Projects 144A, expires 11/17/08* | 12,600 | 98 |
| Nicholas Piramal India 144A, expires 10/26/09* | 26,000 | 163 |
| Suzlon Energy Limited 144A, expires 6/4/07* | 3,800 | 110 |
| Union Bank of India 144A, expires 5/18/09* | 44,000 | 91 |
| Total Warrants | | |
| (Cost $536) | | 609 |
| Total Investments — 97.1% † | | |
| (Cost $7,848) | | 8,994 |
| Other Assets and Liabilities, Net — 2.9% | | 272 |
| Total Net Assets — 100.0% | | $ 9,266 |

\* Non-income producing security.

144A — Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration normally to qualified institutions. On April 30, 2007, the value of these securities amounted to $845 (000), representing 9.1% of the net assets of the Fund.

(A) — The rate reported on the Schedule of Investments represents the 7-day effective yield at April 30, 2007.

(B) — Security fair valued using methods determined in good faith according to procedures adopted by the Fair Valuation Committee of the Board of Trustees. On April 30, 2007, the total value of these securities was $40 (000), representing 0.4% of net assets.

ADR — American Depositary Receipt

Cl — Class

GDR — Global Depositary Receipt

Ser — Series

Cost figures are shown with "000's" omitted.

Amounts designated as "—" are either $0 or have been rounded to $0.

† At April 30, 2007, the tax basis cost of the Fund's investments was $7,848,434, and the unrealized appreciation and depreciation were $1,283,857 and $(138,527), respectively.

**SCHEDULE OF INVESTMENTS**

<span style="color:blue">Old Mutual Clay Finlay Emerging Markets Fund</span>
<span style="color:blue">April 30, 2007 (Unaudited)</span>

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

# SCHEDULE OF INVESTMENTS

## Old Mutual Copper Rock Emerging Growth Fund
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **COMMON STOCK — 97.3%** | | |
| **Aerospace/Defense-Equipment — 2.9%** | | |
| BE Aerospace* | 78,651 | $ 2,883 |
| Total Aerospace/Defense-Equipment | | 2,883 |
| **Applications Software — 1.7%** | | |
| American Reprographics* | 31,725 | 1,053 |
| Nuance Communications* | 42,770 | 659 |
| Total Applications Software | | 1,712 |
| **Auction House/Art Dealer — 0.8%** | | |
| Sotheby's | 15,820 | 817 |
| Total Auction House/Art Dealer | | 817 |
| **Audio/Video Products — 0.5%** | | |
| DTS* | 23,795 | 533 |
| Total Audio/Video Products | | 533 |
| **Auto-Medium & Heavy Duty Trucks — 1.3%** | | |
| Force Protection* | 59,292 | 1,287 |
| Total Auto-Medium & Heavy Duty Trucks | | 1,287 |
| **Auto/Truck Parts & Equipment-Original — 1.2%** | | |
| Amerigon* | 94,891 | 1,220 |
| Total Auto/Truck Parts & Equipment-Original | | 1,220 |
| **Batteries/Battery Systems — 0.6%** | | |
| Energy Conversion Devices* | 17,800 | 630 |
| Total Batteries/Battery Systems | | 630 |
| **Commercial Banks-Eastern US — 1.4%** | | |
| Signature Bank* | 43,835 | 1,379 |
| Total Commercial Banks-Eastern US | | 1,379 |
| **Commercial Banks-Western US — 0.6%** | | |
| Community Bancorp* | 18,751 | 576 |
| Total Commercial Banks-Western US | | 576 |
| **Commercial Services — 2.0%** | | |
| ExlService Holdings* | 32,072 | 667 |
| PeopleSupport* | 8,591 | 108 |
| TeleTech Holdings* | 30,791 | 1,162 |
| Total Commercial Services | | 1,937 |
| **Computer Services — 0.8%** | | |
| Syntel | 23,090 | 810 |
| Total Computer Services | | 810 |
| **Computer Software — 1.2%** | | |
| Double-Take Software* | 68,990 | 1,157 |
| Total Computer Software | | 1,157 |
| **Computers-Integrated Systems — 1.3%** | | |
| Riverbed Technology* | 39,030 | 1,245 |
| Total Computers-Integrated Systems | | 1,245 |

| Description | Shares | Value (000) |
|---|---|---|
| **Consulting Services — 2.2%** | | |
| Advisory Board* | 29,292 | $ 1,391 |
| Huron Consulting Group* | 12,637 | 765 |
| Total Consulting Services | | 2,156 |
| **Data Processing/Management — 0.8%** | | |
| Commvault Systems* | 49,645 | 842 |
| Total Data Processing/Management | | 842 |
| **Diagnostic Kits — 1.4%** | | |
| Quidel* | 102,362 | 1,431 |
| Total Diagnostic Kits | | 1,431 |
| **E-Commerce/Products — 0.9%** | | |
| Blue Nile* | 18,060 | 850 |
| Total E-Commerce/Products | | 850 |
| **E-Services/Consulting — 0.6%** | | |
| Perficient* | 28,307 | 600 |
| Total E-Services/Consulting | | 600 |
| **Educational Software — 2.1%** | | |
| Blackboard* | 61,275 | 2,102 |
| Total Educational Software | | 2,102 |
| **Electronic Components-Semiconductors — 0.8%** | | |
| Netlogic Microsystems* | 25,200 | 775 |
| Total Electronic Components-Semiconductors | | 775 |
| **Electronic Design Automation — 1.2%** | | |
| Comtech Group* | 64,865 | 1,144 |
| Total Electronic Design Automation | | 1,144 |
| **Electronic Measuring Instruments — 1.6%** | | |
| Itron* | 23,405 | 1,576 |
| Total Electronic Measuring Instruments | | 1,576 |
| **Enterprise Software/Services — 2.4%** | | |
| Concur Technologies* | 66,166 | 1,176 |
| Ultimate Software Group* | 42,945 | 1,185 |
| Total Enterprise Software/Services | | 2,361 |
| **Entertainment Software — 1.5%** | | |
| THQ* | 43,245 | 1,443 |
| Total Entertainment Software | | 1,443 |
| **Finance-Commercial — 0.4%** | | |
| NewStar Financial* | 25,275 | 407 |
| Total Finance-Commercial | | 407 |
| **Finance-Other Services — 0.9%** | | |
| GFI Group* | 13,405 | 928 |
| Total Finance-Other Services | | 928 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Copper Rock Emerging Growth Fund
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Food-Miscellaneous/Diversified — 0.9%** | | |
| Sunopta* | 70,640 | $ 914 |
| Total Food-Miscellaneous/Diversified | | 914 |
| **Gambling (Non-Hotel) — 1.8%** | | |
| Pinnacle Entertainment* | 64,890 | 1,822 |
| Total Gambling (Non-Hotel) | | 1,822 |
| **Human Resources — 1.5%** | | |
| Kenexa* | 46,604 | 1,443 |
| Total Human Resources | | 1,443 |
| **Import/Export — 0.3%** | | |
| Castle Brands* | 55,593 | 344 |
| Total Import/Export | | 344 |
| **Industrial Audio & Video Products — 0.6%** | | |
| SRS Labs* | 45,645 | 603 |
| Total Industrial Audio & Video Products | | 603 |
| **Internet Application Software — 2.8%** | | |
| DealerTrack Holdings* | 61,881 | 2,042 |
| Vocus* | 32,398 | 729 |
| Total Internet Application Software | | 2,771 |
| **Internet Connective Services — 1.5%** | | |
| Cogent Communications Group* | 59,430 | 1,513 |
| Total Internet Connective Services | | 1,513 |
| **Internet Financial Services — 2.3%** | | |
| Lightbridge* | 58,165 | 1,026 |
| Online Resources* | 108,690 | 1,200 |
| Total Internet Financial Services | | 2,226 |
| **Internet Infrastructure Software — 0.8%** | | |
| Opsware* | 96,442 | 774 |
| Total Internet Infrastructure Software | | 774 |
| **Investment Management/Advisory Services — 2.6%** | | |
| Affiliated Managers Group* | 22,005 | 2,588 |
| Total Investment Management/Advisory Services | | 2,588 |
| **Medical Imaging Systems — 0.6%** | | |
| Vital Images* | 18,645 | 575 |
| Total Medical Imaging Systems | | 575 |
| **Medical Information Systems — 1.3%** | | |
| Allscripts Healthcare Solutions* | 49,135 | 1,300 |
| Total Medical Information Systems | | 1,300 |
| **Medical Instruments — 2.5%** | | |
| Abaxis* | 16,682 | 381 |
| Conceptus* | 84,435 | 1,746 |
| Micrus Endovascular* | 15,321 | 341 |
| Total Medical Instruments | | 2,468 |

| Description | Shares | Value (000) |
|---|---|---|
| **Medical-Biomedical/Genetic — 2.5%** | | |
| Keryx Biopharmaceuticals* | 88,535 | $ 903 |
| Lifecell* | 53,550 | 1,574 |
| Total Medical-Biomedical/Genetic | | 2,477 |
| **Medical-Drugs — 2.6%** | | |
| Indevus Pharmaceuticals* | 72,905 | 525 |
| Medicis Pharmaceutical, Cl A | 22,600 | 687 |
| Santarus* | 172,490 | 1,318 |
| Total Medical-Drugs | | 2,530 |
| **Medical-Outpatient/Home Medical — 1.8%** | | |
| Radiation Therapy Services* | 60,740 | 1,786 |
| Total Medical-Outpatient/Home Medical | | 1,786 |
| **Metal Processors & Fabricators — 1.2%** | | |
| Ladish* | 28,882 | 1,174 |
| Total Metal Processors & Fabricators | | 1,174 |
| **Networking Products — 1.8%** | | |
| Atheros Communications* | 25,950 | 695 |
| Switch and Data Facilities* | 60,420 | 1,108 |
| Total Networking Products | | 1,803 |
| **Oil Companies-Exploration & Production — 3.0%** | | |
| Arena Resources* | 17,945 | 842 |
| ATP Oil & Gas* | 26,865 | 1,168 |
| Parallel Petroleum* | 42,265 | 977 |
| Total Oil Companies-Exploration & Production | | 2,987 |
| **Oil Field Machinery & Equipment — 3.1%** | | |
| Dresser-Rand Group* | 63,675 | 2,032 |
| Metretek Technologies* | 45,375 | 561 |
| T-3 Energy Services* | 20,090 | 512 |
| Total Oil Field Machinery & Equipment | | 3,105 |
| **Oil-Field Services — 0.9%** | | |
| W-H Energy Services* | 16,520 | 894 |
| Total Oil-Field Services | | 894 |
| **Physical Therapy/Rehabilitation Centers — 1.8%** | | |
| Psychiatric Solutions* | 50,776 | 1,781 |
| Total Physical Therapy/Rehabilitation Centers | | 1,781 |
| **Retail-Discount — 1.0%** | | |
| Citi Trends* | 24,809 | 983 |
| Total Retail-Discount | | 983 |
| **Retail-Restaurants — 1.4%** | | |
| BJ's Restaurants* | 24,675 | 508 |
| Chipotle Mexican Grill, Cl A* | 12,850 | 838 |
| Total Retail-Restaurants | | 1,346 |
| **Retail-Sporting Goods — 1.8%** | | |
| Hibbet Sports* | 37,730 | 1,100 |

# SCHEDULE OF INVESTMENTS

## Old Mutual Copper Rock Emerging Growth Fund
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Retail-Sporting Goods — continued** | | |
| Zumiez* | 17,890 | $ 706 |
| Total Retail-Sporting Goods | | 1,806 |
| **Schools — 4.5%** | | |
| Capella Education* | 34,565 | 1,208 |
| ITT Educational Services* | 17,110 | 1,663 |
| Strayer Education | 12,785 | 1,590 |
| Total Schools | | 4,461 |
| **Semiconductor Equipment — 4.0%** | | |
| Tessera Technologies* | 41,115 | 1,759 |
| Varian Semiconductor Equipment* | 32,445 | 2,153 |
| Total Semiconductor Equipment | | 3,912 |
| **Telecommunications Equipment — 1.8%** | | |
| CommScope* | 37,372 | 1,743 |
| Total Telecommunications Equipment | | 1,743 |
| **Telecommunications Services — 3.8%** | | |
| Cbeyond* | 46,655 | 1,623 |
| Orbcomm* | 66,850 | 773 |
| Time Warner Telecom, Cl A* | 68,675 | 1,408 |
| Total Telecommunications Services | | 3,804 |
| **Therapeutics — 1.2%** | | |
| Theravance* | 36,130 | 1,197 |
| Total Therapeutics | | 1,197 |
| **Transactional Software — 2.4%** | | |
| Innerworkings* | 98,743 | 1,211 |
| VeriFone Holdings* | 32,690 | 1,154 |
| Total Transactional Software | | 2,365 |
| **Web Hosting/Design — 1.2%** | | |
| Equinix* | 13,730 | 1,146 |
| Total Web Hosting/Design | | 1,146 |
| **Wireless Equipment — 0.5%** | | |
| Novatel Wireless* | 27,870 | 507 |
| Total Wireless Equipment | | 507 |
| **Wound, Burn & Skin Care — 0.7%** | | |
| Obagi Medical Products* | 53,480 | 671 |
| Total Wound, Burn & Skin Care | | 671 |
| **X-Ray Equipment — 1.7%** | | |
| Hologic* | 29,485 | 1,698 |
| Total X-Ray Equipment | | 1,698 |
| Total Common Stock (Cost $82,903) | | 96,318 |

| Description | Shares | Value (000) |
|---|---|---|
| **CASH EQUIVALENT — 1.3%** | | |
| Evergreen Select Money Market Fund Cl I, 5.21% (A) | 1,259,289 | $ 1,259 |
| Total Cash Equivalent (Cost $1,259) | | 1,259 |
| Total Investments — 98.6% † (Cost $84,162) | | 97,577 |
| Other Assets and Liabilities, Net — 1.4% | | 1,343 |
| Total Net Assets — 100.0% | | $ 98,920 |

* Non-income producing security.
(A) — The rate reported on the Schedule of Investments represents the 7-day effective yield as of April 30, 2007.
Cl — Class
Cost figures are shown with "000's" omitted.

At April 30, 2007, the tax basis cost of the Fund's investments was $84,422,577, and the unrealized appreciation and depreciation were $14,636,133 and $(1,481,746), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.

# SCHEDULE OF INVESTMENTS

## Old Mutual International Equity Fund
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **COMMON STOCK — 1.9%** | | |
| **Building & Construction Products-Miscellaneous — 0.3%** | | |
| Gafisa ADR* | 1,200 | $ 34 |
| Total Building & Construction Products-Miscellaneous | | 34 |
| **Cellular Telecommunications — 0.4%** | | |
| Millicom International Cellular* | 600 | 49 |
| Total Cellular Telecommunications | | 49 |
| **Electric-Integrated — 0.2%** | | |
| Unified Energy Systems GDR | 200 | 26 |
| Total Electric-Integrated | | 26 |
| **Oil Companies-Integrated — 1.0%** | | |
| BG Group ADR | 700 | 50 |
| Petroleo Brasileiro ADR | 500 | 51 |
| Total Oil Companies-Integrated | | 101 |
| Total Common Stock | | |
| (Cost $211) | | 210 |
| **FOREIGN COMMON STOCK — 91.6%** | | |
| **Australia — 3.4%** | | |
| BHP Billiton | 5,779 | 141 |
| Caltex Australia | 906 | 18 |
| Leighton Holdings | 590 | 17 |
| QBE Insurance Group | 5,172 | 131 |
| Sally Malay Mining* | 4,907 | 22 |
| Santos | 1,111 | 10 |
| Woolworths | 1,310 | 31 |
| Total Australia | | 370 |
| **Austria — 2.5%** | | |
| Voestalpine | 2,552 | 172 |
| Wiener Staedtische Versicherung | 1,400 | 105 |
| Total Austria | | 277 |
| **Belgium — 1.8%** | | |
| Dexia | 552 | 18 |
| Fortis | 3,601 | 162 |
| InBev | 214 | 17 |
| Total Belgium | | 197 |
| **Canada — 1.3%** | | |
| Bank of Montreal | 900 | 56 |
| Canadian Imperial Bank of Commerce | 700 | 62 |
| Jean Coutu Group, Cl A | 500 | 7 |
| TELUS | 400 | 21 |
| Total Canada | | 146 |
| **Denmark — 1.3%** | | |
| NovoNordisk, Cl B | 1,400 | 137 |
| Sydbank | 200 | 11 |
| Total Denmark | | 148 |

| Description | Shares | Value (000) |
|---|---|---|
| **Finland — 0.1%** | | |
| Metso | 100 | $ 6 |
| Nokia | 200 | 5 |
| Total Finland | | 11 |
| **France — 7.8%** | | |
| Accor | 1,400 | 132 |
| Air France-KLM | 1,096 | 56 |
| Alstom* | 200 | 30 |
| AXA | 3,066 | 141 |
| BNP Paribas | 1,657 | 192 |
| France Telecom | 265 | 8 |
| Sanofi-Aventis | 600 | 55 |
| Societe Generale | 752 | 159 |
| Total | 1,267 | 93 |
| Total France | | 866 |
| **Germany — 11.2%** | | |
| Bayerische Motoren Werke | 1,173 | 72 |
| Beiersdorf | 725 | 52 |
| Commerzbank | 2,286 | 114 |
| Deutsche Lufthansa | 4,619 | 138 |
| E.ON | 71 | 11 |
| Hypo Real Estate Holding | 1,800 | 120 |
| Koenig & Bauer | 634 | 23 |
| Linde | 1,200 | 134 |
| MAN | 1,435 | 190 |
| Patrizia Immobilien | 2,100 | 44 |
| Salzgitter | 62 | 10 |
| SAP | 2,100 | 101 |
| Siemens | 1,250 | 151 |
| ThyssenKrupp | 1,526 | 82 |
| Total Germany | | 1,242 |
| **Greece — 1.4%** | | |
| National Bank of Greece | 2,800 | 157 |
| Total Greece | | 157 |
| **Hong Kong — 2.8%** | | |
| ASM Pacific Technology | 7,000 | 44 |
| Hang Lung Properties | 31,000 | 92 |
| Mandarin Oriental International | 28,000 | 62 |
| Shun Tak Holdings | 70,000 | 97 |
| Vtech Holdings | 2,401 | 18 |
| Total Hong Kong | | 313 |
| **Indonesia — 0.5%** | | |
| Bank Rakyat Indonesia | 102,000 | 58 |
| Total Indonesia | | 58 |
| **Ireland — 1.3%** | | |
| CRH | 3,300 | 145 |
| Total Ireland | | 145 |
| **Italy — 3.3%** | | |
| Banca Popolare dell'Emilia Romagna | 169 | 5 |
| ENI | 4,709 | 156 |
| Fondiaria-Sai | 983 | 52 |
| UniCredito Italiano | 14,800 | 152 |
| Total Italy | | 365 |

# Old Mutual International Equity Fund
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---|---|
| **Japan — 18.0%** | | |
| Ajis | 200 | $ 5 |
| Aucnet | 500 | 7 |
| BMB | 10,700 | 43 |
| Brother Industries | 6,000 | 82 |
| Canon | 50 | 3 |
| Central Japan Railway | 8 | 88 |
| East Japan Railway | 18 | 146 |
| FUJIFILM Holdings | 600 | 25 |
| Fujitsu General* | 3,000 | 7 |
| Haruyama Trading | 2,000 | 20 |
| Haseko* | 2,000 | 7 |
| Honda Motor | 400 | 14 |
| Hudson Soft* | 300 | 5 |
| Isuzu Motors | 20,000 | 105 |
| Japan Tobacco | 8 | 39 |
| JFE Holdings | 1,400 | 77 |
| Juki | 1,000 | 6 |
| KDDI | 2 | 16 |
| Kobayashi Pharmaceutical | 500 | 19 |
| Mitsubishi UFJ Financial Group | 12 | 125 |
| Mori Seiki | 300 | 8 |
| Nintendo | 500 | 156 |
| Nippon Electric Glass | 7,500 | 128 |
| Nippon Steel | 12,000 | 77 |
| Nisca | 400 | 5 |
| Nomura Holdings | 7,800 | 149 |
| NTT Data | 13 | 64 |
| Omikenshi* | 11,000 | 13 |
| San-A | 200 | 6 |
| Sato Restaurant Systems | 3,000 | 18 |
| Segami Medics* | 1,900 | 39 |
| Seiko | 2,000 | 12 |
| Sumco | 3,600 | 156 |
| Sumitomo Metal Mining | 3,000 | 56 |
| Takara Leben | 3,700 | 50 |
| Toyota Motor | 400 | 24 |
| Yamada Denki | 1,400 | 129 |
| Yamato Kogyo | 800 | 26 |
| Yaoko | 1,500 | 37 |
| Total Japan | | 1,992 |
| **Netherlands — 4.9%** | | |
| ABN AMRO Holding | 1,000 | 49 |
| Gamma Holding | 88 | 8 |
| Heineken | 190 | 10 |
| ING Groep | 4,972 | 227 |
| Royal Dutch Shell, Cl A | 7,211 | 250 |
| TNT | 52 | 2 |
| Total Netherlands | | 546 |
| **New Zealand — 0.7%** | | |
| Air New Zealand | 38,915 | 81 |
| Total New Zealand | | 81 |
| **Norway — 2.0%** | | |
| Cermaq | 100 | 2 |
| Statoil | 5,500 | 154 |
| Tandberg | 3,200 | 67 |
| Total Norway | | 223 |

| Description | Shares | Value (000) |
|---|---|---|
| **Philippines — 0.6%** | | |
| Ayala | 5,400 | $ 68 |
| Total Philippines | | 68 |
| **Singapore — 1.1%** | | |
| Neptune Orient Lines | 15,000 | 35 |
| Singapore Airlines | 4,349 | 52 |
| Singapore Telecommunications | 10,450 | 23 |
| United Test and Assembly Center* | 14,000 | 8 |
| Total Singapore | | 118 |
| **South Africa — 0.4%** | | |
| Truworths International | 8,000 | 45 |
| Total South Africa | | 45 |
| **South Korea — 1.1%** | | |
| Lotte Shopping | 190 | 71 |
| SSCP* | 1,700 | 48 |
| Total South Korea | | 119 |
| **Spain — 1.1%** | | |
| Banco Bilbao Vizcaya Argentaria | 3,193 | 76 |
| Banco Santander Central Hispano | 1,156 | 21 |
| Telefonica | 890 | 20 |
| Total Spain | | 117 |
| **Sweden — 4.3%** | | |
| Electrolux, Cl B | 4,600 | 120 |
| JM | 800 | 27 |
| Ericsson, Cl B | 42,000 | 161 |
| Volvo, Cl B | 8,500 | 167 |
| Total Sweden | | 475 |
| **Switzerland — 5.5%** | | |
| Bell Holding | 24 | 36 |
| Julius Baer Holding | 1,000 | 70 |
| Nestle | 303 | 120 |
| Nobel Biocare Holding | 190 | 68 |
| Roche Holding | 350 | 66 |
| SGS | 105 | 133 |
| Swatch Group | 5 | 2 |
| Zurich Financial Services | 376 | 109 |
| Total Switzerland | | 604 |
| **Thailand — 0.5%** | | |
| Home Product Center | 335,000 | 52 |
| Total Thailand | | 52 |
| **United Kingdom — 12.7%** | | |
| 3i Group | 4,853 | 111 |
| AstraZeneca | 2,320 | 126 |
| British Airways* | 3,959 | 40 |
| BT Group | 12,419 | 78 |
| Cadbury Schweppes | 2,000 | 26 |
| Capita Group | 541 | 8 |
| Colliers CRE | 4,912 | 20 |
| HBOS | 7,526 | 161 |

# SCHEDULE OF INVESTMENTS

## Old Mutual International Equity Fund
April 30, 2007 (Unaudited)

| Description | Shares | Value (000) |
|---|---:|---:|
| **United Kingdom — continued** | | |
| Imperial Tobacco Group | 193 | $ 8 |
| Marks & Spencer Group | 443 | 7 |
| Michael Page International | 7,200 | 82 |
| National Grid | 6,785 | 107 |
| Persimmon | 904 | 24 |
| Petrofac | 3,007 | 26 |
| Royal Bank of Scotland Group | 4,781 | 183 |
| Sage Group | 24,200 | 127 |
| Standard Chartered | 4,000 | 124 |
| Tenon Group | 18,228 | 22 |
| Tesco | 13,000 | 119 |
| Total United Kingdom | | 1,399 |
| **Total Foreign Common Stock** | | |
| (Cost $8,651) | | 10,134 |
| **FOREIGN RIGHTS — 0.0%** | | |
| **Sweden — 0.0%** | | |
| JM, expires 4/20/12* (B) | 800 | — |
| Total Sweden | | — |
| **Total Foreign Rights** | | |
| (Cost $—) | | — |
| **FOREIGN PREFERRED STOCK — 1.7%** | | |
| **Germany — 1.7%** | | |
| Fresenius | 1,650 | 138 |
| Porsche | 27 | 46 |
| Total Germany | | 184 |
| **Total Foreign Preferred Stock** | | |
| (Cost $118) | | 184 |
| **CASH EQUIVALENT — 3.8%** | | |
| Morgan Stanley Institutional Liquidity Funds, Prime Portfolio, Institutional Class, 5.26% (A) | 420,316 | 420 |
| **Total Cash Equivalent** | | |
| (Cost $420) | | 420 |
| **Total Investments — 99.0% †** | | |
| (Cost $9,400) | | 10,948 |
| Other Assets and Liabilities, Net — 1.0% | | 114 |
| Total Net Assets — 100.0% | | $ 11,062 |

\* Non-income producing security.

(A) — The rate reported on the Schedule of Investments represents the 7-day effective yield as of April 30, 2007.

(B) — Security fair valued using methods determined in good faith according to procedures adopted by the Fair Valuation Committee of the Board of Trustees. On April 30, 2007, the total value of these securities was $0 (000), representing 0.0% of net assets.

ADR — American Depositary Receipt

Cl — Class

GDR — Global Depositary Receipt

Amounts designated as "—" are either $0 or have been rounded to $0.

Cost figures are shown with "000's" omitted.

† At April 30, 2007, the tax basis cost of the Fund's investments was $9,400,429, and the unrealized appreciation and depreciation were $1,632,563 and $(84,610), respectively.

For information regarding the Fund's policy regarding valuation of investments and other significant accounting policies, please refer to the Fund's most recent semi-annual or annual financial statements.